SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No : ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

If undeliverable please return to	POSTAGE
ANZ Share Registry	PAID
GPO BOX 2848	AUSTRALIA
Melbourne, Victoria 3001

2005 Proxy Form

Australia and New Zealand	Charles Goode
Banking Group Limited	Chairman
ABN 11 005 357 522	16 November 2005

On behalf of the Board of Directors, I have pleasure in enclosing notice of the thirty seventh Annual General Meeting of Australia and New Zealand Banking Group Limited.

The Meeting will be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia on Friday, 16 December 2005 at 10:00am (Adelaide time).

Our choice of Adelaide for this year’s Meeting reflects a policy of rotating shareholder meetings among the major cities where our shareholders are located. This gives as many shareholders as possible the opportunity to directly participate in meetings of the Company. In recent years we have held shareholder meetings in Melbourne, Sydney, Perth, and Brisbane.

If you are able to attend, would you please bring this letter with you to facilitate your admission into the Meeting.

ANZ staff will be available outside the meeting room should you wish to discuss banking services, investment products or shareholder matters.

If you are unable to attend the Meeting, I encourage you to vote using the attached Proxy Form. Alternatively, you can submit your proxy instructions electronically by visiting www.anz.com and clicking on the following links shareholders (top of page )

> Annual General Meeting (left hand link) > Electronic Proxy Form (body of text).

Also attached is a form to enable you to nominate questions in advance of the Annual General Meeting. We will attempt to ensure that as many of the more frequently asked questions as possible are addressed at the Meeting.

Yours faithfully

Chairman

HOW TO COMPLETE THE PROXY FORM

1 YOUR ADDRESS

This is your address as it appears on ANZ’s share register. If this information is incorrect, please mark the box and make the correction on the form. Members sponsored by a broker or other Controlling Participant (in which case your reference number overleaf will commence with an ‘X’) should advise their broker or other Controlling Participant of any changes. Please note, you cannot change ownership of your securities using this form.

2 APPOINTMENT OF PROXY

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of ANZ. Do not write the name of ANZ or the registered securityholder in the space.

3 VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote all your shares, or abstain from voting all your shares, on an item of business by placing a mark in the appropriate box opposite the item. Alternatively, you may direct your proxy to vote a number or percentage of your shares in a particular way, and the remaining number or percentage in another way. This can be done by inserting thenumber or percentage in the appropriatebox or boxes next to the item. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item, or thenumber or percentage of shares specified in the FOR, AGAINST and ABSTAIN boxes for an item exceeds your total shareholding, your vote on that item will be invalid.

4 APPOINTMENT OF A SECOND PROXY

A member who is entitled to cast two or more votes may appoint up to two persons (including bodies corporate) as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning ANZ’s Share Registry or you may copy this form.

To appoint a second proxy you must:

a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

b) return both forms together in the same envelope.

5 SIGNING INSTRUCTIONS

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the member must sign.

Joint Holding: where the holding is in more than one name, all of the members should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged the Power with the Share Registry for notation. If you have not previously done so, please attach a certified copy of the Power ofAttorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, that person must sign this form. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can alsosign alone. Otherwise this form must besigned by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate securityholder or a corporate proxy is to attend the meeting the appropriate “Corporate Representative Form” should be produced prior to admission. This form may be obtained from ANZ’s Share Registry.

LODGEMENT OF A PROXY

This Proxy Form (and any authority under which it is signed or a certified copy of that authority) must be received by ANZ not later than 48 hours before the commencement of the Meeting at 10.00am (Adelaide time) on Friday, 16 December 2005. Any Proxy Form, authority or certified copy of an authorityreceived after that time will not be valid for the scheduled Meeting. The following addresses are specified for the purposes of receipt of Proxy Forms and any authorities under which Proxy Forms are signed (or certified copies of those authorities):

ANZ Share Registry
GPO Box 242
Melbourne Victoria 3001
Australia

ANZ Share Registry
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
Australia

ANZ Share Registry

PO Box 82, The Pavilions

Bridgewater Road

Bristol BS99 7NH

United Kingdom

ANZ Share Registry

Private Bag 92119

Auckland 1020

New Zealand

Members may record their proxy voting instructions on ANZ’s website at www.anz.com. You will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN). Your HIN or SRN is shown on the top right hand corner of the Proxy Form.

Proxy Forms (and any authorities under which they are signed (or certified copies of those authorities)) may be sent by fax to facsimile number (61 3) 9473 2555.

Proxy Form

Australia and New Zealand Banking Group Limited ABN 11 005 357 522	ANZ SHARE REGISTRY GPO Box 242 Melbourne Victoria 3001
	Mark this box with an X if you have made any changes to your address details (see reverse)	Australia
Australia: 1800 11 33 99 New Zealand: 0800 174 007 United Kingdom: (0870) 702 0000 Outside Australia: (61 3) 9415 4010 Facsimile: (61 3) 9473 2555

www.anz.com

Appointment of Proxy

I/We being a member/s of Australia and New Zealand Banking Group Limited (ANZ) and entitled to attend and vote at the 2005 Annual General Meeting of ANZ hereby appoint

The Chairman of the Meeting (mark with an X)	OR	If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate you are appointing as your proxy or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the 2005 Annual General Meeting of ANZ to be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia on Friday, 16 December 2005 at 10.00am (Adelaide time) and at any adjournment of that Meeting.

IMPORTANT: FOR ITEMS 6 AND 7 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 6 and 7 below, please mark this box with an X. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of these items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 6 and 7 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 6 and 7.

Voting directions to your proxy – please mark X to indicate your directions		For	Against	Abstain*

2	Adoption of the Remuneration Report (this resolution is advisory only)

3	Re-election of Directors

a) To re-elect a director: Dr R.S. Deane

b) To re-elect a director: Mr D.M. Gonski AO

c) To re-elect a director: Mr C.B. Goode AC

4	Modification of the Constitution

5	Amendments to the Director’s Access, Insurance and Indemnity Deed

6	Changes to Non-executive Directors’ Retirement Scheme

7	Increase in Non-executive Directors’ fee cap

The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business, including Items 6 and 7 where members have authorised the Chairman of the Meeting to do so.

• If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Authorised Signature/s

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/ Company Secretary

Contact Name	Contact Daytime Telephone	Date	/ / 2005

ANZ	2PR

When people are inspired ...

ANZ

Concise Annual Report 2005 / Part 1 of 2 / Annual Review

... and come together in teams,

something very powerful happens ...

Pictured left: Jayant Rajan, Personal; Wesley Hall, Operations Technology & Shared Services; Sam D’amato, Institutional; Karen Kong, Corporate; and Jim Giles, Esanda.

The ANZ Concise Annual Report is a concise report and comprises two parts: Part 1 (Annual Review) and Part 2 (Concise Report). The two parts are distributed together as one document and should be read together. These documents may only be distributed by a person on the basis that Part 1 (Annual Review) and Part 2 (Concise Report) are distributed together.

A copy of the full Financial Report for the year ended 30 September 2005 for the Group, including the independent Auditor’s Report, is available to all members, and will be sent to a member without charge upon request. The Financial Report can be requested by telephone (Australia 1800 11 33 99 Overseas +613 9415 4010), by email at investor.relations@anz.com or viewed directly on the Internet at www.anz.com

... they bring significant and sustainable change to a company year after year after year after year after year after year.

And that makes ANZ ‘Bank of the Year for the sixth year in a row.

2005 Investor Snapshot
Chairman and CEO’s Report
Chief Financial Officer’s Report
Our Business Performance
People, Community and the Environment
The Board of Directors
10 Year Financial Summary
Information for Shareholders

2005 INVESTOR SNAPSHOT
MEASURING PERFORMANCE

2005 has been another good year for ANZ as we continue to deliver for all our stakeholders. We have rewarded shareholders with strong returns and built a unique culture that continues to deliver leading staff engagement and customer satisfaction. Our community involvement and recognition has increased significantly. Our focus remains on building a sustainable business to deliver long term for all stakeholders.

NET PROFIT AFTER TAX ($m)	MARKET CAPITALISATION ($b at 30 September)

IMPROVED CUSTOMER SATISFACTION

We are the leading major bank for customer satisfaction and we are now more than nine percentage points ahead of the average of the ‘Big 4 banks’ and five percentage points ahead of our closest major peer.

LEADING STAFF ENGAGEMENT

Staff engagement is the highest of any major Australian company at 63%, placing ANZ in the Best Employer Zone (see page 35). This follows our previous strong performance for staff satisfaction which increased from 49% in 1999 to 85% in 2004.

4

2005 HIGHLIGHTS

Awarded ‘Bank of the Year’ for the sixth year in a row (as voted by Personal Investor Magazine)

Awarded Best Call Centre and now open 24/7

The leading large Australian organisation for the Advancement of Women

Awarded New Zealand Bank of the Year

DIVIDEND (cents)	CASH EARNINGS PER SHARE (cents)

EARNING COMMUNITY TRUST

Our community investment strategy seeks to increase the financial literacy and inclusion of adult Australians and enable our people to support the causes important to them. More than 18% of our people contributed 24,000 hours of volunteer time in 2005 and 28% of our staff have donated funds through workplace giving.

MANAGING RESPONSIBLY

ANZ ranked in the top 10 of top 10% banks globally on the Dow Jones Sustainability Index. We scored 100% for our Community Management Practice on the Corporate Responsibility Index and we maintained our membership on the FTSE4Good Global Index.

5

6

CHAIRMAN AND CEO’S REPORT

SUSTAINING PERFORMANCE AND GROWTH

Last year we outlined strategic priorities for achieving our goal to become the most respected and fastest growing of the major Australian banks. These were to create shareholder value, build market leadership and achieve superior revenue growth; to run a low cost and low risk business with distinctive customer service, and to earn the trust of the community.

It is pleasing to report to shareholders that in 2005 we made good progress towards these goals. Through stable leadership and a consistent agenda, we have achieved 22% compound growth in total shareholder return over the past seven years, and 33% in the past year.

We have strengthened our strategic position during the year. In Australia we have increased our market share in our Personal business, and ANZ is now the third largest bank by share of retail customers, by assets, and by value.

Over the past nine years we have taken 20 percentage points off the cost to income ratio. Our current mid-40s ratio makes us one of the most efficient banks in the world.

In customer satisfaction, we rate nine percentage points higher than the industry average for major banks, and ANZ is the most well regarded of the major banks among retail customers. Our products have been highly rated. For the sixth consecutive year independent experts have voted us Bank of the Year.

On other leading indicators we have performed strongly. We have built a performance and results oriented culture and have the highest staff engagement of any major Australian company. Through our activities and programs in areas such as financial literacy and inclusion we are earning the trust of the community.

We made progress in 2005 and look forward to continuing it in 2006.

Pictured left- Maeva Fried, Asia Pacific; Elizabeth Povey, Esanda; Joe Farrugia, Personal; Graeme Poules, Operations Technology & Shared Services; Lynne Dunham, Institutional; Charles Goode, Chairman; and John McFarlane, Chief Executive Officer.

7

CHAIRMAN’S REPORT

A MESSAGE FROM CHARLES GOODE

The achievements of the past year would not have been possible without the commitment and dedication of our people. On behalf of my fellow Directors and all shareholders, I thank them for their contribution to ANZ’s success and look forward to their continuing support.

ANZ has once again met its commitment to shareholders, producing a record profit, a 17.3% return on shareholder equity and a strong capital position.

For the year ended 30 September 2005, profit after tax was up 7% to a record $3,018 million. Excluding significant items and integration costs associated with The National Bank of New Zealand, our profit was up 12% to $3,056 million.

The Directors were pleased to increase the dividend by 9% to 110 cents per share fully franked. This was the 12th consecutive increase in our annual dividend.

Our Australian businesses performed well, particularly our Personal business which recorded growth above the average of the financial services sector. We are now, on many criteria, the best performing major retail bank in Australia, a noteworthy achievement given ANZ’s heritage as a predominantly corporate bank.

Our Institutional business recorded a solid performance in what has been a highly competitive year. This business is undergoing a period of reinvigoration following a number of years of relatively flat earnings and low asset growth, arising from our de-risking program.

Both our Corporate business and Esanda continued to deliver solid and consistent earnings growth in an increasingly competitive environment.

In New Zealand, the competitive environment coupled with our continued investment in the ANZ retail business offset a good performance by The National Bank of New Zealand franchise.

Our Asia Pacific business delivered a good to invest in the region, establishing new partnerships this year in Vietnam and Cambodia. We are making good progress in establishing partnerships in China.

We are managing risks well and are seeing the results from the de-risking program undertaken in recent years. Net specific provisions were down by19% to $357million.

Our capital position is strong, with the Group’s adjusted common equity ratio at 5.1% of risk weighted assets, above our target range of 4.5% to 5.0%.

Board changes

Directors Brian Scott and John Dahlsen, both of whom were on the ANZ Board for 20 years, retired during the year.

Their wise counsel and insightful contributions to Board deliberations over many years demonstrate the benefit of having some Directors with long-standing institutional knowledge of the company and the experience of all phases of the economic cycle. We thank them sincerely and wish them well in their retirement.

Outlook

It is likely that we are moving into a period of slightly lower economic growth and a more competitive environment. This calls for a systematic focus on costs and revenue growth and I believe that ANZ is well placed to meet future challenges.

In the coming year we should continue to benefit from the momentum we have built in our Australian businesses. In the medium term, we expect to see improved returns from the integrated business in New Zealand, while over the longer term our position in Asia should become of more importance.

We are focused on delivering sustainable returns for our shareholders.

CHARLES GOODE
CHAIRMAN

8

CHIEF EXECUTIVE OFFICER’S REPORT
A MESSAGE FROM JOHN McFARLANE

For over a decade now, shareholders and other stakeholders have benefited from the strategic expansion and strength of our financial performance. Profits now exceed $3 billion, and we have expanded our position in Australia, become the leading bank in New Zealand and the South Pacific, and we are the leading Australian bank in Asia. We can be proud of these achievements.

Growth and Transformation

That is now, but what of the future? We have set ourselves a new challenge of becoming Australasia’s leading bank. This requires a new agenda with two principal themes–Growth, and Transformation.

Growth is about expansion of our franchise and building leadership positions in our core domestic businesses in Australia and New Zealand and expanding into Asia and the Pacific, as well as serving our clients from these geographies across the world. We expect Australia will initially drive our growth and performance as it did in 2005. Later we expect our leadership position in New Zealand to bear fruit, and over the longer term, Asia will become increasingly meaningful.

Growth also means delivering strong returns for shareholders by raising our annual revenue growth to 7%–9% over the coming years. We made good progress in 2005 with a substantial increase in our investment spending; adding over 2,200 people in the year, mainly to increase our footprint and to expand our service to customers.

Transformation is about maintaining world-class productivity, demonstrated by a cost-income ratio of 40% or below. Last year, we also put plans in place to transform ANZ into a leaner, sharper, more agile, and more externally focused competitor. This will involve shifting our priorities towards customers and reallocating resources from internal activities. It means increased automation, redesign of our operational platforms, and leveraging low-cost offshore capabilities owned by ANZ.

These and other initiatives give us confidence that we will achieve our stated targets.

Sustainability involves a longer-term focus

To be successful long-term, our focus cannot exclusively be on today, but also on the longer-term. Winners, over time, will not be those who maximise short-term results, but those who invest wisely to produce superior returns tomorrow. Companies nevertheless need to produce reasonable results in the short-term to survive, while they pursue their long run ambitions.

The highest performing companies are not simply a financial construction of land, labour and capital. They are much more than this. A vibrant company is more than the sum of its pieces. It serves its customers well, it cares for its employees, it is part of the community in which it operates and these strengths create the foundation for success with shareholders.

Beyond this, a truly successful company is also a community that is interdependent with other communities. It takes on the characteristics of those it engages with and, in turn, influences them.

So in taking our corporations forward, we need to think of advancing not a company but a community. This means a very different agenda for companies going forward and particularly for ANZ in the years to come.

JOHN McFARLANE
CHIEF EXECUTIVE OFFICER

9

CHIEF FINANCIAL OFFICER’S REPORT
A SUMMARY FROM PETER MARRIOTT

This year ANZ reported a record net profit after tax of $3,018 million, up 7.2% on 2004. Our dividend for the year was 110c per share, up 8.9% on 2004. This report explains how we get from our profit of $3,018 million to our dividend of 110c, and then on the following pages, we delve into our profit result in more detail.

Headline Profit - ($m)

Adjustments	2004	2005
+ Goodwill	$189m	$224m
- Hybrid dividend	$62m	$84m
- Non-core items	$84m	$(38m	)

We make a series of adjustments to remove items like goodwill expense, dividends on hybrid instruments which reduce the amount of cash available to ordinary shareholders, and non-core items. These non-core items include incremental costs associated with merging our two banks in New Zealand of $52m ($14m in 2004) and non-recurring gains of $14m ($98m in 2004). By making these adjustments, we end up with what is commonly known as our ‘cash’ profit.

‘Cash’ Profit Available to	Average Ordinary
Ordinary Shareholders - ($m)	Shares on Issue - (m)

We then divide this ‘cash’ profit by the average number of ordinary shares on issue over the year. The increase in shares over the year is mainly due to the impact of the rights issue in 2004, shares being issued under the Dividend Re-investment Plan, and various option plans. This resulted in ‘cash’ Earnings Per Share growth of 8.8% in 2005.

‘Cash’ Earnings	Dividend Per Share - (cents)
Per Share - (cents)

Our policy has been to grow our dividend per share approximately in line with growth in ‘cash’ Earnings Per Share.

This resulted in a dividend of 110 cents, and a payout ratio of approximately 63%, which also allows us to fully frank the dividend for the foreseeable future.

10

1              PROFIT

Profit and Loss Summary	2005	2004	Movt
	$m	$m	%
Net interest income	5,798	5,254	10%
Other operating income	3,552	3,391	5%
Operating income	9,350	8,645	8%
Operating expenses	(4,515)	(4,026)	12%
Profit before debt provision	4,835	4,619	5%
Provision for doubtful debts	(580)	(632)	(8)%
Profit before income tax	4,255	3,987	7%
Income tax expenses	(1,234)	(1,168)	6%
Outside equity interests	(3)	(4)	(25)%
Net Profit attributable to shareholders of the company	3,018	2,815	7%
Total significant items and NBNZ incremental integration costs after tax	(38)	84	large
Net profit excluding significant items and NBNZ incremental integration costs	3,056	2,731	12%

ANZ reported a profit of $3,018m for the 2005 year, up 7% on 2004, and our 8th consecutive year of increasing profits. This profit includes a number of items that distort the underlying performance of the business, such as incremental National Bank of New Zealand integration costs and significant one-off transactions.

To give a more accurate representation of the underlying performance, we also calculate our profit excluding these items. On this basis, our profit was $3,056m in 2005, up 12% on 2004. Growth in Earnings Per Share (EPS) excluding goodwill, significant items, and incremental integration costs, commonly known as ‘cash’ EPS, was 8.8%.

2              BALANCE SHEET GROWTH

One of the key drivers of our performance has been strong overall balance sheet growth over the past 12 months. Balance sheet growth largely comprises:

a      Asset Growth

The continued strong growth of recent periods continued in 2005, with total assets up 13% to $293 billion.

Most of ANZ’s assets represent lending to individuals, businesses, large corporations and other entities. This includes mortgage lending, unsecured personal and credit card lending and loans for various business related activities.

Despite a softening in the rate of growth from recent years, mortgages continued to grow solidly in both Australia (14%) and New Zealand (11%).

Asset growth in our Corporate and Institutional segments was mixed during the year. Lending growth slowed in Corporate to 11%, down from 19% last year. Institutional lending growth of 15% was encouraging following a number of years of subdued growth resulting from our deliberate de-risking of the portfolio.

b      Liability Growth

Consumer and Business deposits are the biggest items on the liability side of our balance sheet, with total customer deposits of $165 billion. In both consumer and business deposits, ANZ performed well in 2005.

Retail deposits was a highly competitive segment in the Australian market over the past twelve months due to the introduction of a number of high interest rate online products. ANZ was the only major bank to gain market share during the year with 10% growth.

In New Zealand retail deposits grew 7% and market share remained stable, a pleasing outcome given the ongoing integration of The National Bank of New Zealand.

We also experienced good deposit growth across our Corporate and Institutional segments over the year, up 12% and 10% respectively.

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3              NET INTEREST INCOME

Net interest income (“NII”) is the difference between interest received from customer lending and interest paid by ANZ to those providing our funding.

NII increased 10% in 2005 to $5,798m, reflecting strong growth in average interest earning assets of 17% partly offset by a decline in our Net Interest Margin.

Over the year, our net interest margin declined 14 basis points to 2.35% at September 2005, with the key drivers being:

a                  Asset Mix (-3 basis points) – this decline happens when we have stronger growth in lower margin assets i.e. Mortgages and Institutional, relative to growth in higher margin products, reducing our average margin.

b                  Funding Mix (-3 basis points) – when asset growth outstrips deposit growth additional funds are sought from higher cost wholesale markets, negatively impacting net interest margin.

c                  Competition (-7 basis points) – the Australian and New Zealand banking markets remain highly competitive. During the year competition resulted in a 7 basis point reduction in our net interest margin.

The key areas of competition included:

•                  New Zealand Mortgages – in late 2004 a competitor attempted to gain share by significantly reducing their interest rates on two year fixed mortgages. Despite largely maintaining market share, both ANZ and NBNZ margins were adversely impacted due to the lower market rates.

•                  Institutional Banking – interest margins remained under pressure as the Australian and large International banks continue to compete for business and as global credit spreads remain at low levels.

d                  Foreign Currency revenue hedges (-3 basis points) – due to losses on foreign currency revenue hedges reported in interest.

4                                     OTHER OPERATING INCOME

Other operating income predominantly comprises fee income from across our businesses, foreign exchange and trading income generated by our Institutional markets business, and other items such as our share of earnings from the INGA Joint Venture. Other operating income increased $161m or 5% to $3,552 million in 2005.

Lending fee income increased 4% to $1,043m in 2005 driven by the 12% increase in our lending volumes. Non-lending fees increased 11% to $1,573m during the year, driven largely your Personal Division, where good growth in customer numbers has helped drive higher revenue from areas like credit cards and transaction accounts.

We also generated higher revenue from our financial planners, assisted by healthy market conditions. Institutional improved its non-lending fees, particularly in the second half of the year.

Other contributors to the improved Other operating income performance include:

a                  Foreign exchange earnings, which were up 10% to $454 million, partly offset by lower earnings on trading instruments, which were down 11% to $134 million.

b                 Increased contribution from ‘Wall Street to Main Street’ (“WSTMS”). WSTMS is aimed at providing total capital solutions for mid market and business banking clients. Our success is reflected in the fact that we are now involved in the largest number of Private Equity transactions in Australia, including 22 in 2005.

c                  Earnings from our INGA Joint Venture were up 10% to $107 million, helped by buoyant equity markets.

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5              EXPENSES

In 2005 we increased expenses 12% to $4,515m continuing our commitment to invest in long-term earnings sustainability.

Since 1996 our cost to income ratio has reduced from 66% to 46%, making us one of the world’s most efficient banks. Our current focus has shifted to growing revenue, requiring additional short-term investment. Over the past year, our personnel costs have risen 15%, or 11% adjusted for the additional two months contribution from NBNZ. The key driver of this increase has been an increase of more than 2,200 employees over the past 12 months.

Our premises expenses were up 12% over the year, driven by the additional two months from NBNZ, growth in our ATM and branch network, market rent increases, and higher security service costs.

Other notable changes in our expenses included an additional $31 million in advertising and public relations, as we seek to leverage our improved customer satisfaction and product awards, and higher travel costs.

a                  Personal – expenses up 7% to $1,639m reflecting significant investment in frontline personnel with 697 staff added in 2005 and continued investment in our branch network, with 15 new branches opened and an additional 75 refurbished.

b                  Institutional – expenses up 6% to $766m driven largely by increased personnel costs, up 12% due to incentive compensation and costs associated with restructuring the Markets business.

c                  New Zealand – expenses up 17% to $955m due to the additional two months of NBNZ, and as we have continued to invest in the ANZ (NZ) brand, adding 514 new staff and opening 4 new branches.

d                  Corporate – expenses up 5% to $294m following significant investment in front line personnel.

e                  Esanda and UDC – expenses were well controlled, increasing just 1% to $188m.

f                    Asia Pacific – expenses up 20% to $171m reflecting ongoing investment in the region.

6              BAD AND DOUBTFUL DEBTS CHARGE

ANZ recognises an expense for credit losses based on the expected long-term loss rate for each part of the loan portfolio. The method used for determining this expense is referred to as ‘Economic Loss Provisioning’ (ELP).

For larger individual loans, the ELP model calculates the expected loss by considering:

a                  The probability of default (that is, the probability of customers not meeting their agreed commitments).

b                  The loss given default (that is, how much we lose on a loan where the customer has defaulted).

For portfolios of smaller loans with similar characteristics such as credit cards and home loans, we take a portfolio approach. For example, with our $90 billion Australian mortgage portfolio, we estimate the long run loss rate to be around 5 basis points (or 0.05%), even though our recent loss experience has been significantly less.

In 2005 the ELP rate was 25 basis points, down from 31 basis points in 2004.

On a portfolio of net lending assets which averaged $235 billion over the year, this resulted in a charge to our profit and loss of $580m, down 8% on 2004.

The reduction in ANZ’s ELP rate reflects improvement in the credit quality of the Group’s portfolio driven by:

•                  significant de-risking in the Institutional division and the absence of offshore losses

•                  the acquisition of The National Bank of New Zealand, which is weighted to lower risk retail lending

•                  generally favourable macro environment, including record low unemployment, low interest rates and a healthy business environment with low levels of gearing

The improvement in the Group’s portfolio has also been reflected in our level of Net Specific Provisions, which were down 19% to $357 million, and Non-Accural loans, which were down 23% to $642 million.

13

AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“AIFRS”)

ANZ currently prepares its financial statements in accordance with Australian Generally Accepted Accounting Principles. From 1 October 2005 the Group will report under AIFRS, as issued by the Australian Accounting Standards Board. It is important to note that in substance the day-to-day operations of ANZ will not change, AIFRS will only impact the way that we account for certain aspects of our business.

The following areas have been identified as significant for ANZ. Further details are included in the 2005 ANZ Financial Report.

Key Area (1)	AIFRS Accounting Change	Potential impact (after tax)

Goodwill	Goodwill currently amortised over expected period of benefit. This is to be replaced by periodic impairment testing.	Expenses reduced by $224m per annum based on 2005 full year results.

Fee Revenue	Larger number of fees deferred on initial payment and recognised over the expected life of the financial instrument.	Profit impact is not expected to be material. Reduction to retained earnings of $3m and $266 million as at 1 October 2004 and 1 October 2005 respectively.

Debt v Equity Classification	ANZ StEPS issue will be treated as debt rather than equity.	Current dividend of $66m will be reclassified as interest expense from 1 October 2005.

Share-Based Payments	All share-based payments required to be recognised as an expense upon issue. $1,000 employee shares, deferred shares and options will be amortised over relevant vesting periods.	Expenses increased by $64 million after tax per annum based on 2005 results. Reduction to retained earnings of $12m as at 1 October 2004.

Post Employment Benefits	ANZ will be required to recognise the net position of its defined benefit super annuation schemes in the statement of financial position.	Profit impact is not expected to be material. Reduction to retained earnings of $142 million as at 1 October 2004.

Hedging	Introduction of stringent criteria for application of hedge accounting. In effectiveness recorded in the statement of financial performance.

Impact of ineffectiveness uncertain, may result in increased volatility. This is not expected to be material. Reduction to retained earnings of $129m and increase in reserves of $162m as at 1 October 2005.

Credit Loss Provisioning	Economic Loss Provisioning will be replaced by a charge for individual provisions on impaired exposures plus movements in Collective Provision.	It is expected that the new credit loss provisioning charge will drive increased earnings volatility. Increase to retained earnings of $191m as at 1 October 2005.

(1) The total estimated impact of adopting AIFRS is likely to result in a net increase to retained earnings of $104 million as at 1 October 2004, and a net decrease to retained earnings of $386 million as at 1 October 2005 resulting in a cumulative decrease of $282 million in retained earnings.

CAPITAL

Banks are required to maintain capital levels that comply with both regulatory and operational requirements. Capital adequacy is generally measured as capital as a percentage of risk weighted assets.

The key regulatory requirement is based on Tier 1 capital, which represents high quality capital, including ordinary shares, retained earnings and general reserves, less items like goodwill. ANZ’s current Tier1 ratio is 6.9%. ANZ also needs to maintain a certain level of Tier 2 capital, which includes items like subordinated debt and the general provision. Our current Tier 2 ratio is 3.9%. The level of capital is also a key focus for rating agencies when they determine our credit ratings.

The key measure used by ratings agencies is known as Adjusted Common Equity(“ACE”), which is Tier 1 capital less preference shares and a number of other deductions such as the value of our investment in the ING Joint Venture. ANZ has an ACE target range of 4.50% to 5.00% of Risk Weighted Assets. At September 2005 we were slightly above this, with an ACE ratio of 5.1%.

However it does mean that banks like ANZ are highly leveraged organisations, necessitating strong risk management frameworks and capabilities.

14

RISK MANAGEMENT

ANZ recognises the importance of effective risk management to its business success. Management is committed to achieving strong risk control, resulting in ‘no surprises’ and a distinctive risk management capability.

1.  Robust Risk Management Framework

ANZ’s risk management framework combines Board policy setting and review with regular senior management oversight and independent business unit monitoring.

ANZ Board

•                  Risk Management Committee – oversees principles, policies, strategies, processes and control frameworks for the management of Risk and approves credit transactions beyond the approval discretion of executive management

•                  Audit Committee – reviews financial control frameworks and compliance

Senior Management

•                  Credit & Trading Risk Committee – oversees credit policy, major lending decisions, asset writing strategies and traded and non-traded market risk

•                  Group Asset & Liability Committee – oversees regulatory capital, balance sheet structure, liquidity and funding

•                  Operational Risk Executive Committee– oversees operational risk and compliance strategy

Business Unit Level

•                  Business Unit Risk Management – Discharge responsibilities for business, market, credit, operational, liquidity and reputational risk and compliance with internal and external obligations

2.  Major inherent risks

The major inherent risks faced by ANZ can be grouped under the following categories:

a                  Credit Risk – is the risk of loss associated with customer lending, and is the major risk faced by ANZ. Credit risk policies and management are executed through dedicated Risk departments that report to the Chief Risk Officer. All major credit decisions require approval by independent Risk personnel. Net Specific Provisions for credit losses fell 19% in 2005 to $357 million.

b                  Market Risk – is the risk of losses from changes in interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives. An independent market risk team ensures traded and non-traded risks and liquidity profiles are within Board and Senior Management authorised limits. Value at Risk(“VaR”) is a statistical estimate of the likely daily loss. The average traded VaR exposure for 2005 was $1.6m – at the lower end of peer banks.

c                  Operational Risk – is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events. The operational risk frame work is set at Group level. Divisions are responsible for Operational Risks on a day-to-day basis.

d                  Compliance – is the risk of failure to comply with all applicable legal and regulatory requirements and industry standards and the corresponding impact on ANZ’s business, reputation and financial condition.

3.  Key risk developments

In recent years ANZ has significantly reduced its risk profile. This has been achieved through a number of strategies and structural drivers:

a                  Increased Consumer Banking Assets

Traditionally ANZ has had greater exposure to the higher risk Institutional and Corporate segments relative to Australian peers. While we continue to leverage our strengths in these divisions, we have increased our focus on the lower risk Consumer segment. In 2000 consumer lending comprised approximately 55% of net lending assets; this has increased to approximately 63% today. This shift in business mix and resulting reduction in risk can largely be attributed to strong growth in Mortgages, and the acquisition of The National Bank of New Zealand, with its consumer banking strength.

b                  Reduction in Non-Accrual Loans

Loans where we expect to lose at least some interest and/or principal, as a percentage of non-mortgage lending assets, is a useful measure of credit quality. Over the last five years, this has fallen from 1.65% to just 0.46% in 2005.

c                  Reduction in Offshore Exposures

Lending to non-core geographies and sectors has been significantly reduced. Since 2000 the percentage of the Group’s offshore net lending assets has reduced from 11% to 4%. The deliberate re-balancing process was completed with the sale of our UK based Project and Structured Finance business in October 2004.

d                  Industry and Single Name Exposure Limits

Integral to the risk management frame work are concentration limits for countries, industries and individual customers. We constantly monitor and manage both limits and exposures to minimise the risk that ANZ is exposed to large unexpected credit losses.

A detailed explanation of risk management at ANZ is available on our web site at www.anz.com/australia/aboutanz/corporateinformation/corpgovpolicy

15

16

OUR BUSINESS PERFORMANCE
INSPIRED TEAMWORK BUILDS GROWTH

ANZ provides a wide range of banking products and services, from first home mortgages to complex derivatives for large institutional clients. We focus on our domestic markets in Australia and New Zealand and also operate internationally.

Australia

Personal Banking was again our best performing division, gaining market share in most areas and maintaining our major bank lead in customer satisfaction and staff engagement. We are now the third largest retail bank in Australia and closing in on the number two position.

Institutional is performing well after several years of constrained growth as we reduced risk.

Corporate once again delivered solid earnings growth. Despite slower growth in Business Banking, the focus on specialist strategies and segment propositions underpinned the overall performance.

Esanda’s consistent performance continued, reflecting their strong market position.

New Zealand

New Zealand Division performance was subdued due to The National Bank of New Zealand integration, intense competition in the mortgage segment, and the cost of continued investment in rebuilding the ANZ brand.

Significant progress was made on integration in 2005, particularly in systems. Integration will be largely complete by December 2005 with the focus shifting to business as usual and capitalising on our leading market positions.

Asia Pacific

Asia Pacific’s performance in 2005 was adversely impacted by the non-recurrence of one-off items booked in 2004 and our continued investment in Asia. The Pacific business performed well reflecting our number one or two market position in all markets. Asia’s performance was subdued by investment associated with new retail partnerships in Vietnam and Cambodia and 2004 one off gains from our PT Panin Bank partnership not repeated in 2005.

Pictured left - From top: Kym Darcy, Corporate; Carolyn Morris, Esanda; Jackie Walters, Asia Pacific; and Tania Turnbull, Personal.

17

OUR BUSINESS PERFORMANCE
DOMESTIC FOCUS, INTERNATIONAL PRESENCE

Our domestic markets, Australia and New Zealand, are the most significant contributors to our performance, comprising 89% of our 2005 profit. Our focus on these markets is evidenced by fact that 89% of our staff and 94% of our points of representation reside in these geographies.

18

NPAT by Divisions - ($m)

We are the only Australian bank with a significant presence in Asia, and during the year we extended this with two new retail partnerships in Vietnam and Cambodia. We continue to be in discussions with two Chinese financial institutions.

We remain the number one Australian bank in the Pacific, holding either the number one or two position in all markets in which we operate.

We have a substantial presence in the key finance centres of London and New York, and a smaller presence elsewhere in Europe, the Middle East, and South Asia, which allows us to support our domestic customers’ international activities.

Australia

Operating Income	$6,163	m
Cost to Income	44.8%
NPAT	$2,159	m
External Assets	$195,500	m
Number of Employees	18,043
Points of representation	840

New Zealand

Operating Income	$2,331	m
Cost to Income	52.3%
NPAT	$528	m
External Assets	$78,474	m
Number of Employees	9,515
Points of representation	308

Pacific

Operating Income	$250	m
Cost to Income	44.0%
NPAT	$90	m
External Assets	$2,118	m
Number of Employees	1,606
Points of representation	50

Asia

Operating Income	$256	m
Cost to Income	49.2%
NPAT	$94	m
External Assets	$7,297	m
Number of Employees	826
Points of representation	19

Other

Operating Income	$350	m
Cost to Income	33.7%
NPAT	$147	m
External Assets	$9,796	m
Number of Employees	986
Points of representation	6

19

Our growth philosophy is simple: we’ll acquire new customers, retain existing customers, increase our share of their financial services spend, and pursue the extensive growth opportunities that still exist for ANZ. Our goal is to continue our market share growth towards number two in retail banking.

What we do

Personal provides retail banking services to over 3 million Australian customers through its 756 branches. It is comprised of five specialist business units.

Our Mortgages business unit is the largest of these, and is responsible for our award winning residential mortgage products. Our Consumer Finance business provides credit cards and personal loans to retail customers, and is also responsible for our ATMs and Merchant Payments business. Banking Products is responsible for our transaction and savings accounts. Regional Commercial and Agribusiness products are sold by our branch network to our rural and regional customers. Wealth Management includes our financial planning business, ANZ Trustees, Margin Lending and our investments in e*Trade and in the INGA Joint Venture, but from 1 October 2005 was renamed Investment and Insurance Products, as we increase our focus on selling insurance products.

Achievements

ANZ’s Personal Division continued to build a sustainable competitive advantage, recording market share gains across its product range, and strong growth in each of our business units.

In addition to gains in market share, ANZ is now the number three retail bank. This strategy has also delivered recognition in the broader market. We have been voted Bank of the Year for the sixth year in a row by Personal Investor Magazine.

•                  ANZ’s market-leading product set delivered growth that exceeded that of the financial services sector on average. For example, Mortgages grew 14%, credit cards grew an impressive 20% and Deposits grew 10%. We have also seen solid growth in wealth management distribution.

20

Financial performance

$m	2004	2005	%
Income	2,942	3,242	10%
Expenses	(1,533)	(1,639)	7%
Profit before provisions	1,409	1,603	14%
Debt provisions	(183)	(198)	8%
Tax & OEI	(343)	(392)	14%
Profit after tax	883	1,013	15%
Cost income ratio (CTI)	52.1%	50.6%	(3)%
Staff (FTE)	8,919	9,616	8%

•                  We invest a lot of time and effort trying to better understand what drives customer behaviour, and using these customer insights to drive strategy. This is clearly paying off as we now lead the major banks in customer satisfaction. Personal Division’s customer satisfaction rating is 76.5%, more than nine points ahead of the “Big four banks” average of 67%. At the same time, risk of defection is falling, and is down 6% on 2004. ANZ retail customers are also the least likely to switch to other major banks.

•                  We’ve invested strongly in our brand. We’re differentiating ANZ on “convenience and simplicity”, bringing this to life through such initiatives as simplified technology, a $5 transaction account, 24/7 call centre, new branches and reduced queue times. In the past year we opened 15 new branches, installed 500 new ATMs, employed 697 new staff members and spent $100 million on branch upgrades.

•                  There has been much comment about the level of competition in recent times. We have taken a measured response to price-led competition, protecting our customer base through investment in our frontline, and in marketing and distribution. We are funding this through a reduction in back-office costs and productivity gains.

Goals for 2006

Personal banking remains an attractive market. We are operating in a favourable credit growth environment, with clear market segments.

Against this background, our growth philosophy is simple: we’ll acquire new customers, retain existing customers, increase our share of their spend, and pursue the extensive growth opportunities that still exist for ANZ. Our goal is to continue our market share growth towards number two in retail banking.

•                  Customer acquisition will be driven through continued focus on understanding their needs. Over the next three years we’ll expand the branch network by almost 10% or around 65 branches.

•                  Engaged staff, deep customer insight, market-leading products and increased convenience will continue to drive customer retention.

•                  We are also building strong customer relationship management (CRM) sales capability, growing our financial planning footprint to drive growth of joint venture funds under management and integrating cross sell into third party channels.

•                  Further growth opportunities will result from increasing our presence in high growth areas such as Western Australia and Queensland and extending our capabilities to new brands and segments.

21

Institutional has built a strong base for future growth this year. We have refocused our client model, upgraded our capabilities in key products and leveraged our distinctive global product expertise. Our Risk Management processes foster ownership of risk management by all our people, and we continue to build our talent and skill base by providing world class training for our current staff and by recruiting top industry professionals.

What we do

Institutional has one client coverage team and three specialist businesses.

The Client Relationship Group is responsible for delivering solutions to meet client needs for those with turnover above $150 million.

Our Markets business is a major participant in the financial markets providing specialist services in foreign exchange, capital markets, commodities, structured derivatives and interest rate services. Corporate & Structured Financing provides advice in mergers and acquisitions, divestments, takeovers/ defences, project finance, corporate restructuring, cross-border structures, privatisations, private equity and tailored strategic and financial advice. Trade and Transaction Services is responsible for trade finance, transaction banking for larger clients, and our custody business.

We have strong long term relationships with our Institutional clients and are widely acknowledged leaders in relationship management. As the strongest advisor in complex and structured finance products, we have the best understanding of client funding and capital needs, and of offshore banking needs. We remain the leader in Trade Finance services, and a leader in transactional banking and foreign exchange across all segments.

Achievements

In addition to delivering 8% earnings growth this year, Institutional also rebuilt the foundations for strong future growth. We have sold non-core activities, focused our strategy on key strengths and new opportunities, targeted the most capable people and refreshed our product offering.

We completed our de-risking program during the year, which was a deliberate strategy to improve the quality of our portfolio.

22

Financial performance

$m	2004	2005	%
Income	2,041	2,165	6%
Expenses	(720)	(766)	6%
Profit before provisions	1,321	1,399	6%
Debt provisions	(160)	(139)	(13)%
Tax & OEI	(304)	(337)	11%
Profit after tax	857	923	8%
Cost income ratio (CTI)	35.3%	35.4%	0%
Staff (FTE)	2,936	3,103	6%

We are now working to rebuild the market share lost during recent years. The intensely competitive markets experienced this year continued to put pressure on margins. We expect this margin pressure to continue, and aim to counter the impact on our results by reducing the amount of debt we hold on our balance sheet by improved distribution to our global investor base.

•                  We maintained the momentum of our successful Trade and Transaction Services business and our Wall Street to Main Street strategy, which provides investment banking type solutions for our non-Institutional clients.

•                  We’ve adopted a product neutral, customer segmented approach, while maintaining the benefits our clients receive from our Specialised Industry knowledge. Our aim for 2006 is to improve our cross sell and improve our full service offering for clients.

•                  We have invested in skill based training for our people and recruited where we need specialist skills.

•                  We are building our product offering in debt capital markets and alternative asset capabilities. During the year we restructured our Markets business by successfully merging and integrating the Capital Markets and Foreign Exchange and Commodities business units.

•                  In capital markets, where ANZ has not traditionally been a strong player, our league table position has improved. We undertook the largest Commercial Mortgage Backed Securities transaction in the Australian market.

•                  Our cross sell is growing as evidenced by increased swaps activity within our investor and borrower base. We successfully sold down units in our Energy Infrastructure Trust and did four public-private partnership transactions, including the Royal Women’s Hospital in Melbourne. Our Asian network provides us with a significant growth opportunity in an expanding market.

Goals for 2006

With the de-risking agenda now firmly behind us, Institutional will renew its focus on providing the full range of banking and investment banking services for our clients.

We will continue to leverage strong customer relationships, build on underweight segments, maintain focus on efficiency and risk management and retain and recruit the right people. At the same time Institutional will continue to build momentum in Trade, Wall Street to Main Street, and our current product range, while seeking the opportunities available from new markets.

23

ANZ National Bank has achieved a strong strategic position, as evidenced by its standing in all core banking markets. Customer attrition is significantly better than expected and market share of customers is close to 40% across all major sectors.

What we do

The New Zealand Businesses division comprises all of ANZ’s operations in New Zealand with the exception of Institutional and our UDC asset finance business. In the retail and business banking segments we continue to operate through both The National Bank of New Zealand (NBNZ) and ANZ brands, offering a full range of personal and business banking services.

Our Rural Banking business operates under the NBNZ brand and offers general and tailored banking services to our broad range of rural customers. Corporate Banking provides transactional banking services and meets the sophisticated product requirements of our customers under the ANZ brand. We hold leading market positions in all segments.

Achievements

Earnings for the New Zealand businesses were up 20%, assisted by an additional two months contribution from NBNZ.

This result for the merged ANZ National Bank was impacted by intense price competition in the retail market and subsequent margin compression, lower Treasury earnings along with our continued focus on amalgamation, integration and establishing capability for future growth. New Zealand remains an attractive banking environment, with sound credit quality and strong volume growth.

•                  We invested substantial resources in building our retail capability in both NBNZ and ANZ, with an emphasis on the ANZ brand. We opened four new branches, added 514 staff, established a mobile mortgage team, and provided 680 ATMs across the two brands.

24

Financial performance

$m	2004	2005	%
Income	1,670	1,953	17%
Expenses	(818)	(955)	17%
Profit before provisions	852	998	17%
Debt provisions	(97)	(92)	(5)%
Tax & OEI	(242)	(292)	21%
Profit after tax	513	614	20%
Cost income ratio (CTI)	49.0%	48.9%	0%
Staff (FTE)	8,066	8,580	6%

ANZ customer service ratings hit a seven-year high in the first quarter of 2005 and NBNZ continues to lead the major banks in customer service.

•                  Much of the focus since the acquisition almost two years ago has been on maintaining our customer franchises and building the business. This customer-focus is beginning to pay off and the ANZ brand is clearly showing signs of turnaround. Customer attrition has slowed by 65% over 2004, while NBNZ has maintained its share of main bank customers. We have retained our share in the competitive deposit market and the ANZ on-line call account has been a major success with over $900 million deposited since its launch in December 2004.

•                  The gradual erosion in the home loan market has slowed since integration. We have maintained our dominant position in the rural market, though we had a small loss of share to niche players and new entrants to the market, who are competing primarily on price. Our commitment to this market remains strong through our experienced relationship management teams.

•                  The integration program is on track. Much ground has been covered during its first two phases, due to be completed in December this year. Teams have been restructured, operations co-located, the rural integration program is complete and work is nearing completion on establishing the new IT infrastructure. We are also on target to meet the Reserve Bank of New Zealand’s mandated regulatory requirements.

Goals for 2006

Our aim is to be the leading bank in New Zealand. We will achieve this through:

•                  Sustainable and profitable revenue growth by investing for the long term, exploiting opportunities in markets in which we are under-represented and making better use of our strategic alliances (with ING, for example). We will maintain a conservative risk policy while being flexible to changing customer needs.

•                  Delivering a quality customer experience through operational excellence by continued investment in our front-line, ensuring we’re easy to do business with, being agile and responsive, and continuously reviewing our customer systems and processes.

•                  Leveraging our scale to operate more efficiently, rationalising functions, integrating systems and processes and automating back-office processes.

•                  Harnessing our unique dual brand position to extend our reach.

•                  Developing and growing our people, translating their talent into a sustainable competitive advantage.

25

A core advantage is the wide customer base, the segmentation of which has given us the flexibility to respond effectively and rapidly to changing market conditions. We expect the strength of our customer proposition will continue to drive customer satisfaction and market share, while our low cost to income and disciplined execution will enable footprint investment in the business.

What we do

Corporate division is comprised of three specialist businesses, each focused on the needs of a different tier of customers.

Corporate Banking provides relationship banking and a range of sophisticated financial solutions to around 3,000 clients who have annual turnover of $10 million to $150 million. Business Banking provides a more traditional relationship banking offering to around 38,000 business customers who have up to $50,000 in funds under management or annual turnover up to $10 million. Small Business Banking services around 170,000 small businesses with funds under management below $50,000 with service largely offered via the branch network.

Achievements

Corporate maintained its successful track record of strong financial performance and low risk growth in 2005.

Our earnings were up 10% to $376 million, with lending growth of 11% and deposit growth of 12%. We continued to invest heavily in our footprint, while keeping our cost to income ratio in the low 30s. High employee engagement (63% in Business Banking and 57% in Corporate Banking) combined with a strong customer proposition, places us in a leading position with customers.

•                  In Small Business Banking we invested heavily in frontline staff, employing 80 new small business specialists and simplifying processes.

•                  In Business Banking, the strategy has been to expand our geographic footprint and industry specialisation, as well as to

26

Financial performance

$m	2004	2005	%
Income	829	897	8%
Expenses	(280)	(294)	5%
Profit before provisions	549	603	10%
Debt provisions	(61)	(66)	8%
Tax & OEI	(147)	(161)	10%
Profit after tax	341	376	10%
Cost income ratio (CTI)	33.8%	32.8%	(3)%
Staff (FTE)	1,761	1,941	10%

develop a market leading customer service proposition, adopting a structured and sustainable approach to organic growth.

This includes use of business brokers and an attractive mix of products to drive customer acquisition, increased product sales per customer and maintain a high rate of customer retention. The Business Banking portfolio is well secured and risk profiles remain low.

•                  Our Corporate Banking teams successfully operate in the mature mid-market business segment. ANZ has innovated in the mid-market, offering its Wall Street to Main Street (WSTMS) strategy of providing investment banking type solutions to business clients. The strategy is working and we are seeing a significant increase in these transactions. It meets two of a private company’s main life-cycle needs: achieving growth or facilitating generational change. ANZ has a clear market leading position thanks to the way in which we’ve melded the culture of traditional relationship bankers with the services of WSTMS specialists. ANZ is now responsible for the greatest number of private equity deals in this segment in Australia.

•                  We continue to face a number of challenges. These include the entry of new players, commoditisation of the credit product, margin pressure, and changing business ownership resulting from generational change and the growth of the self employed sector.

•                  Our response to these challenges has been to strive to be the best, most engaged business bankers; to segment our customer base in a disciplined way; to offer industry specialisation, specialist customer solutions and innovative products; and to have the best possible business platforms, channels and processes.

•                  Independent research shows that in both Corporate and Business Banking, we have high customer satisfaction, and that among all major banks, the Corporate division’s customers are the least likely to switch.

Goals for 2006

Corporate division’s goal is to achieve growth above that of the financial services sector in each of our businesses. With the strong team we have established and a solid track record behind us, we seek to deepen existing relationships and win new customers.

We expect the strength of our customer proposition will continue to drive customer satisfaction and market share, while our low cost to income and disciplined execution will enable further investment in our business. We will continue to focus on our risk management capabilities and raise the bar in execution and leadership.

27

With a presence in 23 countries, ANZ is already Australia’s leading bank in the Asia Pacific region. This gives us a great starting point to make the most of the economic growth in the region. We will continue to invest in our existing businesses in the Pacific and Asia, and add skills, products and new distribution channels.

What we do

The Asia Pacific division comprises three geographically defined businesses in the South Pacific, and across East Asia and Southeast Asia.

Pacific offers a full range of retail and commercial banking services in 11 countries throughout the South Pacific. Our Asian network, which serves primarily Australian, New Zealand and Asian corporates who trade, operate and invest across 11 countries in the east Asia region. International Partnerships covers ANZ’s retail partnerships with local banks in Indonesia, the Philippines, Vietnam and Southeast Asia. Together, these businesses make ANZ Australia’s leading bank in Asia Pacific.

Achievements

Asia Pacific Division’s profit was down 14% to $95 million in 2005. On a geographic basis, which includes all of our activities in Asia Pacific including Institutional, profit was down 4% to $184 million.

The core business performed well, with strong growth on volume and earnings. This underlying momentum was offset by lower earnings from our investment in Panin Bank in Indonesia, lower Treasury earnings in Asia, and the costs associated with establishing our International Partnership business.

•                  We are the leading bank in the South Pacific, with an average market share across the region of almost 40%. The business has one of the highest staff engagement levels in ANZ (68%) and in 2005 showed strong profit growth. We continue to strengthen our franchise by investing in training, new products and distribution.

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Financial performance - Geographic

$m	2004	2005	%
Income	484	506	5%
Expenses	(209)	(239)	14%
Profit before provisions	275	267	(3)%
Debt provisions	(34)	(31)	(9)%
Tax & OEI	(50)	(52)	4%
Profit after tax*	191	184	(4)
Cost income ratio (CTI)	42.6%	46.6%	9%
Staff (FTE)	2,221	2,432	10%

* Includes profit from Institutional and Group Centre businesses in the Asia Pacific region of $89 million (2004: $80 million)

Supporting local and regional economic development is an important component of our Pacific strategy. As one of the largest corporations and employers in the Pacific, ANZ contributes in a real way to local communities.

•     In Asia, we are seeing strong growth in manufacturing, trade and infrastructure investment. For example, regional trade reached US$949 billion in 2004, fuelling strong demand for trade finance. ANZ’s Asian Net work is uniquely placed to service customers that trade or invest across the Asia Pacific region and into Australia and New Zealand.

•      The international partnership agenda is taking shape. Our strategy is to participate in the growth in consumer banking in Asia by developing partnerships with local banks that can benefit from our experience in retail banking, Small to Medium Enterprises, Trade and Risk Management.

By combining the local franchise with ANZ’s expertise, we can grow faster together than we could on our own.

We are adopting a portfolio approach, making modest initial investments and targeting a number of partnerships across the region. Today, we have partnerships in Indonesia (PT Panin Bank 29%), the Philippines (Metrobank Cards Corporation 40%), Vietnam (Sacombank10%) and Cambodia (ANZ Royal Bank 55%). In addition, we are targeting two equity investments in China in 2006.

Goals for 2006

Pacific

•                  Maintain revenue momentum and grow market share

•                  Continue with investment in new products and distribution channels, including new branches

•                  Simplify and re-engineer our processes to improve customer service and productivity

Asia network

•                  Accelerate growth in the Institutional Banking segment

•                  Expand our skills and talent pool to support faster growth

•                  Invest in our Expatriate and Private Banking businesses

International Partnerships

•                  Make a number of strategic investments in local retail banks in Asia that will put us in a unique position to capture the growth in consumer banking.

•                  Work with existing partners to transfer ANZ skills to local markets

•                  Continue to grow our Asian credit card business at double digit rates.

29

We have built on the strong growth of the last 5 years and are facing up to increasing competitive pressures by re-doubling our focus on our core businesses and entering new businesses in adjacent markets, where we can win through leveraging core capabilities.

Financial performance

$m	2004	2005	%
Income	456	481	5%
Expenses	(186)	(188)	1%
Profit before provisions	270	293	9%
Debt provisions	(67)	(62)	(7)%
Tax & OEI	(60)	(72)	20%
Profit after tax	143	159	11%
Cost income ratio (CTI)	40.8%	39.1%	(4)%
Staff (FTE)	1,297	1,351	4%

What we do

Esanda celebrated a significant milestone in 2005 as it entered its 50th year of business, occupying a market leading position in virtually every segment in which it competes and a leadership position overall.

Esanda provides vehicle and equipment finance, rental services, and savings and investment products. It operates in Australia as Esanda and Esanda Fleet Partners and in New Zealand as UDC and Esanda FleetPartners.

Achievements

Our focus on improving core business performance was rewarded with profit up 11% to $159 million.

Return on equity has grown to 24%, up from 11% just 5 years ago. Despite increased investment in frontline staff, cost to income ratio has fallen from around 50% in 2000, to just 40% today. The business’ risk profile has improved, allowing a significant reduction in provisions.

•                  Our focus is now creating accelerated and sustainable growth through a combination of new product development and new business development in adjacent markets where we can leverage core capabilities. For example, we have expanded our fleet capabilities into the heavy equipment market (mining, farming and industrial) and have entered the private sales market–the fastest growing segment of the vehicle market.

•                  Likewise, our aim is to build our non-prime auto finance business, tapping into a market that is growing at three times the rate of the prime market.

•                  We are also expanding our cross-sell capabilities and focus, ensuring that we deliver to our customers the best financial products available.

•                  To assist our growth in the higher return fleet management segment, we have sharpened our sales and pricing focus in Esanda Fleet Partners and Commercial Asset Finance with strong growth displayed in both businesses.

•                  In line with our strategy to grow the consumer market, we launched an internet based savings product called Esanda Online Saver which has attracted over $160 million funds under management since its launch in May 2005.

Goals for 2006

We will continue to extract efficiency gains to fund frontline investment and market extensions, and use our specialist product focus, strong partner relationships and the reputation for security and reliability that we have built over 50 years o deliver simple, easy to use products. We do this with a low cost base, leadership in almost every segment in which we operate and an accelerated growth agenda.

30

Through the Group Centre’s leadership ANZ has achieved the highest staff engagement of Australia’s major companies, a significantly reduced risk profile that is now in line with major peers and leading technology capabilities developed across Australia, New Zealand and India.

What we do

The Group Centre comprises:

Operations, Technology and Share Services (“OTSS”)

Group People Capital

Group Risk Management

Group Strategic Development

Group Financial Management, including Treasury

Achievements

The Group Centre reported a loss of $124 million in 2005, 6% higher than 2004. The key drivers included increased risk management and compliance costs, reduced Treasury and hedge earnings, partly offset by lower provisions for offshore losses.

•                  Significant progress in finalising the New Zealand technology integration program, with over 900 separate changes successfully implemented.

•                  Successfully completed the “ANTS” project, which was focussed on simplying ANZ’s core systems. This was one of the most complex and largest technology architecture projects in the bank’s history and provides ANZ with a solid foundation for future systems requirements.

•                  Successful relocation of our Disaster Recovery Data Centre to a new, world class facility.

•                  Continued to expand our wholesale funding base, to meet the strong growth in demand for lending, raising A$21 billion in senior and subordinated debt and 500 million from a preference share issue.

Goals for 2006

•                  During 2005 OTSS conducted a long-term technology strategy review aimed at streamlining ANZ’s core banking system and enhancing the single view of customer capabilities. We will continue to progress this agenda in 2006.

•                  The New Zealand technology integration is scheduled for completion by December 2005.

•                  We will continue to explore expansion opportunities of our Bangalore technology facility, which is focused on providing non-customer facing technology support.

•                  Treasury will continue to raise ANZ’s wholesale funding requirements at globally competitive interest rates.

•                  Implement “International Financial Reporting Standards” and achieve Sarbanes Oxley s404 compliance.

Corporate Centre Leadership

Peter Hawkins, Group Managing Director, Group Strategic Development; Shane Freeman, Group General Manager People Capital; Peter Hodgson, Chief Risk Officer; Bob Edgar, Chief Operating Officer; Mike Grime, Managing Director, Operations Technology & Shared Services; and Peter Marriott, Chief Financial Officer (pictured page 10).

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32

PEOPLE, COMMUNITY AND THE ENVIRONMENT
INSPIRING, ENERGISING AND BUILDING RELATIONSHIPS

ANZ aims to bring a human face to banking and build relationships of trust and mutual respect with the community.

In 2005 we continued to inspire and energise our people, bringing our Breakout cultural transformation work shops to branch staff around the country. We introduced innovative policies to create a more flexible and responsive workplace as ANZ was recognised as having the most engaged workforce of all major Australian companies.

We deepened our commitment to financial literacy and inclusion of adult Australians, particularly amongst the most vulnerable people in society. With the Commonwealth Government of Australia, we will provide financial education programs for remote Indigenous communities and expand our Saver Plus matched savings and financial literacy program to benefit low-income families. Over 400 financial counsellors and community educators were trained to deliver our MoneyMinded financial literacy program to help people with lower levels of financial literacy and those facing financial hardship. We are working to complete our second national survey of adult financial literacy in Australia. Our response will include a greater focus on providing convenient, simple and responsible financial products, services and marketing communication. We aim to rapidly expand our financial literacy and inclusion programs to help more people improve their financial knowledge, skills and confidence.

During 2005 our people came together with communities to achieve some remarkable outcomes. In our response to the Asia Tsunami disaster, we worked with community partners such as World Vision, volunteered our time and services, collected customer contributions and provided more than $1 million through donations made by staff and then matched dollar for dollar by ANZ. Our people also provided the entire volunteer network to support the inaugural Oxfam Community Aid Abroad Comic Relief fundraiser.

Pictured left - Saver Plus family: Leonie with daughters Lisa (left) and Jessica (right).

33

OUR PEOPLE AND CULTURE
INDIVIDUALS AT THE HEART OF CHANGE

We listen and respond to our people, providing programs and opportunities that aim to create a vibrant, energetic and high-performing culture. We invest in the development of our people and encourage them to use ANZ’s values to guide their actions and decisions.

Building a vibrant, high-performing culture

ANZ has invested in its people over the past five years with the goal to create a vibrant, energetic and high-performing culture where ANZ’s values are the basis for the actions our people take and the decisions they make each day.

This year, industry research revealed that ANZ has the most engaged workforce of all major companies in Australia.

“Employee engagement” means much more to us than simply a staff survey outcome. It’s the result of a comprehensive strategy to inspire and energise our people to deliver their best everyday. This involves attracting and nurturing the very best talent, investing in their development, and recognising and rewarding their contribution, values and behaviours.

Cultural transformation

Now in its fifth year, over 21,000 staff have participated in our “Breakout” program as part of ANZ’s long-term commitment to transforming our culture. The program includes workshops to help staff use ANZ’s values in their decision-making and to effectively balance the competing needs of staff, shareholders, customers and the community in their roles and activities.

This year we commenced “Breakout for the frontline”, which will see some 7,000 branch staff participate in the program over the next 18 months. We also introduced “Breakout Recharge” which focuses on creating and building cohesive and effective teams.

Our people are actively involved in our efforts to make ANZ a great place to work.

We seek their ideas and feedback on our progress via our annual employee engagement survey. The survey is used to identify and address key issues and opportunities for improvement, and focus groups are subsequently held across the business to provide deeper guidance and appropriate responses.

These and other investments have helped to radically change our culture over the past five years. In addition to our levels of employee engagement, we have also seen positive developments in organisational climate through our annual values assessment survey. The survey of senior leaders and a random sample of staff in 2005 showed that respondents rated the most visible values in our culture as “customer focus” and “community involvement”. By comparison, in 2000, cost reduction was perceived to be our primary value.

Attracting and nurturing talent

Over the past 18 months, we have added some 3,000 mostly customer-facing positions to support our growth agenda and network expansion. We are also one of the largest recruiters of graduates amongst all publicly listed companies in Australia.

We invest in the personal and professional development of our people and systematically identify and advance the top 20% of performers at each level.

34

Pictured - 12 weeks paid Parental Leave gives Natalie Paine and baby Jack a head start.

Lost Time Injury Frequency Rate

(Compensated claims per million hours worked)

Flexibility for a diverse workforce

ANZ has adopted a number of innovative workplace policies designed to create flexible working conditions responsive to the needs of our people at various stages of their lives. For example, this year we introduced a new policy guaranteeing those Australian staff aged over 55 the right to work part-time if they choose.

We have made diversity a real priority, with a particular focus on women. We have extended the priority childcare services available to our people through our partnership with ABC Learning Centres and provided 12 weeks paid parental leave for primary care givers, with no qualifying period and paid up front. We also introduced a mentoring program to increase representation of women in senior management. In 2005, more than 18% of our senior management positions were held by women.

ANZ was also recognised as he leading large Australian organisation for the Advancement of Women by the Equal Opportunity for Women in the Workplace Agency (EOWA).

Wellbeing

We introduced a significantly enhanced Health, Safety and Security strategy in 2005. This includes our Branchsafe program, designed to better manage and assess security and risk in our branches. Ongoing facilities improvement programs during the year included a significant investment in branch refurbishments and upgrades, particularly in New South Wales. We continued to reduce our lost time injury frequency rate, which is the best among our peer group.

Our commitment to employee well-being extends to providing our people with free health information and services through My Health Online, and My Healthcheck-an initiative that offers a paid physical checkup during working hours once every two years to all staff.

Consistent with our broad commitment to improving the financial literacy of Australians, more than 5,000 staff participated in Financial Fitness workshops covering budgeting and savings, retirement planning and superannuation, and investment basics.

Employee community contributions

We offer our people opportunities to get involved in local community programs and the causes that are important to them, creating some extraordinary outcomes. In 2005, 3,675 or 18% of Australian staff contributed more than 24,000 hours as part of ANZ’s Volunteers program, which provides employees with eight hours leave each year to complete volunteering activities of their choice. ANZ’s program is amongst the leaders globally-the average corporate volunteering participation rate is 8.5%.

Throughout the year 28% of our Australian staff donated money to numerous community partners through our Community Giving program, where ANZ matches staff contributions dollar-for-dollar up to $1,000 per person. The high participation rate was achieved through staff donations to the Tsunami relief efforts, which resulted in ANZ and its people donating $1 million to support the work of World Vision. The average participation rate for similar schemes at large organisations is 3-4%.

35

THE COMMUNITY AND ENVIRONMENT

PERSONAL CHALLENGES AND SHARED GOALS

We aim to be leaders in addressing the major social issues that involve the financial services industry–in particular financial literacy and financial inclusion. Our programs also provide opportunities for our staff to support causes that are important to them.

Our Community

ANZ’s community programs aim to build the financial knowledge, skills and confidence of all Australians, particularly the most vulnerable.

There is no short-term “fix” to these issues. It requires continued focus, passion and persistence across our entire business and deep partnerships with government, regulators and community organisations to achieve lasting change.

Together we aim to create confident, capable consumers who can access and use financial products and services to improve their personal financial well-being, which in turn will help to create stronger communities and a healthy economy.

Innovative programs

Saver Plus is a financial literacy program aimed at helping families on low-incomes to improve their financial knowledge, develop a long-term savings habit, and save for their children’s education. As part of the program, ANZ rewards the efforts of participants by matching every dollar saved up to a total amount of $2,000. Participants agree to direct their savings towards their children’s education and learning needs, such as the purchase of personal computers.

The program was created with the Brotherhood of St Laurence (BSL) and is delivered through partnerships with BSL, Berry Street Victoria, The Benevolent Society and The Smith Family.

Earlier this year ANZ provided $481,000 in matched savings to the 257 families who participated in the 2004 pilot program and, at the end of September 2005, a further 453 families had saved $384,703 to be matched by ANZ.

An RMIT University evaluation of the Saver Plus pilot program revealed that 92% of participants achieved their savings goal, and 35% exceeded their goal. A key finding was that three months after they completed the program 84% of participants were still saving regularly and 34% of these were saving more than they had previously.

MoneyMinded is Australia’s first comprehensive adult financial literacy program, to help people, particularly low-income earners and those facing financial hardship, develop financial knowledge, skills and confidence. Its development was funded by ANZ, and guided by stakeholders such as the Australian Financial Counselling and Credit Reform Association and Australian Securities Investment Commission.

With 40 years experience in community work (including 20 in financial counselling). Jan Pentland sees MoneyMinded as an excellent financial literacy resource.

Jan Pentland

Financial Counsellor, AFCCRA Chair.

36

Our community investment strategy focuses on enhancing the well-being and prosperity of the communities where our people live and work, and where our business operates. Earning the trust of the community is one of our core values.

More than 400 financial counsellors and community educators have been trained to deliver the program around Australia with 3,500 people attending at least one MoneyMinded session and almost 1,000 people attending multiple workshops. Together with our community partners, our goal is to reach 100,000 people over the next five years.

Expanding our partnerships

In July this year ANZ and the Commonwealth Government Department of Family and Community Services, launched Money Business, a culturally specific program to bring financial literacy and money management skills to Indigenous people in six sites including Katherine, Tennant Creek, Nguiu (Tiwi Islands), Galiwinku (Elcho Island) in the Northern Territory and Geraldton and Kununurra in Western Australia.

ANZ will contribute $1 million in funding over the next 3 years and share our experience in developing financial literacy and matched savings programs to enable MoneyBusiness to reach 2,000 Indigenous people. We will also work with the Government and the local communities to adapt Saver Plus to reach up to 300 Indigenous families.

ANZ has also formed a partnership with Traditional Credit Union (TCU), an indigenous credit union based in Darwin. Together we are developing a financial inclusion strategy, including the delivery of MoneyBusiness to help TCU members build better lives for themselves and improve their living standards through enhanced money management skills.

The Victorian State Government, has funded Berry Street Victoria to translate and deliver MoneyMinded to the Iraqi community in Shepparton as part of its social policy action plan A Fairer Victoria. We are also investigating opportunities with the State Government to extend these programs to support other communities within Victoria.

Pictured - World Vision Chief Operating Officer, Toby Hall and Chief Executive Officer, Tim Costello with David Surtees ANZ (right) who worked with World Vision on Career Break from ANZ.

ENVIRONMENT

ANZ has established an Environment Charter, strategy and internal responsibilities for reducing the impact of our operations and business activities on the environment. Our aim is to align ANZ’s environmental performance with our commitment to make a sustainable contribution to society.

Environment Charter

A significant step in ANZ’s environmental commitment was the introduction in July 2005 of a new Group Environment Charter. It sets higher standards for managing our environmental footprint and provides guidance for improving environmental performance through our relationships with partners, customers and suppliers.

Responsible lending

An environmental and social issues screen of clients and transactions is being introduced across ANZ’s Institutional & Corporate divisions. This allows key risks to be identified and addressed in the credit process. Formal internal engagement has been established to oversee more effective integration of environmental and social considerations in lending policies and decision-making principles and frameworks. This includes a program to build broad staff awareness and understanding of the business rationale for environmental and social issues.

Operational Environmental Footprint

Programs are in place to reduce the impact of our operations on the environment and in 2005 we fulfilled our commitments to:

•                  Reduce electricity consumption

•                  Reduce paper usage

•                  Enhance our existing procurement policies and practices to address environmental risks and opportunities in our supply chain

•                  We continue to work on implementing an environmental management system to identify, measures and track our environmental performance.

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38

THE BOARD OF DIRECTORS

SUSTAINING PERFORMANCE AND GROWTH

The Board is responsible to shareholders for the governance of ANZ, and oversees its operations and financial performance.

It sets the strategic direction and financial objectives, determines the appropriate risk appetite for the organisation, and monitors operational performance. It also monitors compliance in terms of ethical standards and regulatory requirements. The Board appoints the Chief Executive Officer and regularly reviews his performance.

The Board Charter clearly sets out the Board’s purpose, powers, and specific responsibilities. The business of ANZ is managed under the direction of the Board. The Board delegates to the Chief Executive Officer and through him, to other senior management, the authority and responsibility for managing the everyday affairs of ANZ. The Board monitors management and performance on behalf of shareholders.

The ANZ Board is chaired by a non-executive independent director. Its structure provides for a division of responsibility between the Chairman and the Chief Executive Officer. This is supported by the ANZ Board Charter (anz.com>aboutANZ>corporate governance) which states that the Chairman must be an independent non-executive director and that the majority of the Board must comprise independent non-executive directors.

The Board strives to achieve a balance of skills, knowledge, experience and perspective among its directors. This is particularly important for the banking sector, as banks have deep relationships with customers across every sector of the economy, and need to understand what is happening across the broader economy. Banking can also be cyclical, so it is important that in achieving a balance of experience, the Board includes a number of longer serving directors.

Details regarding the skills, experience, and expertise of each director are on the following pages.

Pictured - From left: Greg Clark, Roderick Deane, Margaret Jackson, David Gonski and David Meiklejohn.

39

THE BOARD OF DIRECTORS

STRATEGIC DIRECTION AND EXPERIENCE

Mr. C B Goode	Dr. R S Deane	Ms. M A Jackson
Mr. J McFarlane	Mr. J K Ellis	Mr. D E Meiklejohn
Dr. G J Clark	Mr. D M Gonski	Mr. J P Morschel

MR. C B GOODE, AC

B COM (HONS) (MELB), MBA (COLUMBIA UNIVERSITY,

NEWYORK), HON LLD (MELB), HON LLD (MONASH)

Chairman

Independent Non-Executive Director

Non-executive director since July 1991. Mr. Goode was appointed Chairman in August1995 and is an ex officio member of all Board Committees.

Experience and expertise

Mr. Goode has a background in the finance industry and has been a professional non-executive director since 1989. He brings a wide range of skills and significant experience of the finance industry to his role as Chairman of the Board.

Age 67. Residence Melbourne.

MR. J. McFARLANE

MA, MBA

Chief Executive Officer

Chief Executive Officer since October 1997. Mr. McFarlane is also a Director of ANZ National Bank Limited in New Zealand.

Experience and expertise

Mr. McFarlane brings broad leadership, management and banking skills following a 30-year career in banking. Mr. McFarlane is a former Group Executive Director, Standard Chartered Plc, Head of Citibank, United Kingdom and Managing Director, Citicorp Investment Bank Ltd.

Age 58. Residence Melbourne.

DR. G J CLARK

PHD, BSC (HONS)

Independent Non-Executive Director

Chairman of the Technology Committee

Non-executive director since February 2004. Dr Clark is a member of the Nominations, Governance & Corporate Responsibility Committee.

Experience and expertise

Dr Clark is Principal of Clark Capital Partners, a US based firm that advises internationally on technology and the technology market place. Previously he held senior executive positions in IBM, News Corporation and Loral Space and Communications. He brings to the Board international business experience and a distinguished career in micro-electronics, computing and communications.

Age 62. Based in New York, United States of America but also resides in Sydney.

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DR. R S DEANE

PHD, B COM (HONS), FCA, FCIS, FNZIM

Independent Non-Executive Director

Chairman of ANZ National Bank Limited

in New Zealand

Non-executive director since September 1994. Dr. Deane is a member of the Compensation & Human Resources Committee and the Technology Committee.

Experience and expertise

Dr. Deane has skills and experience across a variety of sectors including government, banking and finance, economics, and telecommunications, and also with charitable and cultural organisations.

Age 64. Residence Wellington, New Zealand.

MR. J K ELLIS

MA (OXON), FAICD, HON FIE AUST, FAUSIMM,

FTSE, HON DR ENG (CQU)

Independent Non-Executive Director

Chairman of the Risk Management Committee

Non-executive director since October 1995. Mr. Ellis is a member of the Audit Committee.

Experience and expertise

A trained engineer, Mr. Ellis brings to the Board his analytical skills together with his practical understanding of operational issues, investments and acquisitions across a range of sectors including natural resources, manufacturing, biotechnology and education..

Age 68. Residence Melbourne.

MR. D M GONSKI, AO

B COM, LLB, S.I.A. (AFF), FAICD, FCPA

Independent Non-Executive Director

Chairman of the Nominations, Governance

& Corporate Responsibility Committee

Non-executive director since February 2002.

Mr. Gonski is a member of the Risk

Management Committee.

Experience and expertise

A lawyer, Mr. Gonski has a broad experience across business, the law and investment banking. He also brings to his role on the Board an appreciation for the community through his work in the arts and the not-for-profit sector.

Age 52. Residence Sydney.

MS. M A JACKSON, AC

B EC, MBA, HON LLD, FAICD, FCA

Independent Non-Executive Director

Chairman of the Compensation & Human Resources Committee

Non-executive director since March 1994.Ms Jackson is a member of the Audit Committee.

Experience and expertise

A Chartered Accountant, with significant financial expertise, Ms Jackson has broad industrial experience including her involvement in transportation, mining, the media, manufacturing and insurance. This expertise coupled with her work in health and education contribute to her role on the Board.

Age 52. Residence Melbourne.

MR. D E MEIKLEJOHN

B COM, DIP. ED, FCPA, FAICD, FAIM

Independent Non-Executive Director

Chairman of the Audit Committee

Non-executive director since October 2004. Mr. Meiklejohn is a member of the Nominations, Governance & Corporate Responsibility Committee.

Experience and expertise

Mr. Meiklejohn has a strong background in finance and accounting. He also brings to the Board his experience across a number of directorships of major Australian companies spanning a range of industries.

Age 63. Residence Melbourne.

MR. J P MORSCHEL

DIPQS, FAIM

INDEPENDENT NON-EXECUTIVE DIRECTOR

Non-executive director since October 2004. Mr. Morschel is a member of the Risk Management Committee and the Compensation & Human Resources Committee.

Experience and expertise

Mr. Morschel has a strong background in banking and financial services, and brings the experience of being a director of major Australian and international companies.

Age 62. Residence Sydney.

Visit our website at www.anz.com for listings of current directorships or see pages 51-53 of Part 2 of this Concise Report

DIRECTORS’ MEETINGS

The number of Board meetings and meetings of Committees 1 October 2004 to 30 September 2005 that each director was eligible to attend, and the number of meetings attended by each director were:

	Board		Risk Management Committee		Audit Committee		Compensation & Human Resources Committee		Nominations, Governance & Corporate Responsibility Committee		Technology Committee		Executive Committee		Shares Committee		Committee of the Board
	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B

Dr G J Clark	8	8	—	—	—	—	—	—	5	5	2	2	—	—	—	—	—	—
Mr. J C Dahlsen*	3	3	—	—	4	4	—	—	—	—	—	—	1	1	—	—	1	1
Dr R S Deane	8	8	3	3	—	—	6	6	—	—	2	2	2	2	—	—	—	—
Mr. J K Ellis	8	8	7	7	9	8	—	—	—	—	—	—	2	2	—	—	—	—
Mr. D M Gonski	8	8	7	7	—	—	—	—	5	5	—	—	3	3	1	1	—	—
Mr. C B Goode	8	8	7	7	9	9	6	6	5	5	2	2	7	7	4	4	4	4
Ms.M A Jackson	8	8	—	—	9	9	6	6	—	—	—	—	3	3	—	—	—	—
Mr. J McFarlane	8	8	—	—	—	—	—	—	—	—	—	—	7	7	1	1	3	3
Mr. D E Meiklejohn	8	8	—	—	8	8	—	—	5	5	—	—	—	—	3	3	—	—
Mr. J P Morschel	8	8	7	7	—	—	6	6	—	—	—	—	3	3	1	1	—	—
Mr. B WScott*	5	5	—	—	—	—	4	4	2	2	—	—	3	3	1	1	—	—

Column A - Indicates the number of meetings the Director was eligible to attend.

Column B - Indicates the number of meetings attended. The Chairman is an ex-officio member of the Risk Management, Audit, Compensation & Human Resources, Nominations, Governance & Corporate Responsibility, and Technology Committees.

*Retired during the year. Mr. Dahlsen - 3 February 2005 & Dr Scott - 23 April 2005.

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TEN YEAR SUMMARY(1),(2)

2005	2004	2003	2002
$m	$m	$m	$m

Financial Performance

Net interest income	5,798	5,254	4,311	4,018
Other operating income	3,552	3,391	2,808	2,970
Operating expenses	(4,515)	(4,026)	(3,228)	(2,905)

Profit before tax, debt provision and prior period abnormals	4,835	4,619	3,891	4,083
Provision for doubtfuldebts1	(580)	(632)	(614)	(860)
Income tax expense	(1,234)	(1,168)	(926)	(898)
Outside equity interests	(3)	(4)	(3)	(3)

Net Profit after tax before prior period abnormals	3,018	2,815	2,348	2,322
Net prior period abnormal profit(loss)	—	—	—	—

Net profit after tax	3,018	2,815	2,348	2,322

Financial Position

Assets(2)	293,185	259,345	195,591	183,105
Net Assets	19,488	17,925	13,787	11,465
Tier 1 capital ratio	6.9%	6.9%	7.7%	7.9%
Return on average ordinary equity(3),(4)	17.5%	17.8%	20.6%	21.6%
Return on average assets(3)	1.1%	1.1%	1.2%	1.3%
Cost to income ratio(5)	45.6%	45.3%	45.1%	46.0%

Shareholder value – ordinary shares

Total return to shareholders (share price movement plus dividends)	32.6%	17.0%	6.7%	15.3%
Market capitalisation	43,834	34,586	27,314	26,544
Dividend	110	101	c	95	c	85	c
Franked portion	•interim	100%	100%	100%	100%
•final	100%	100%	100%	100%
Share price(6)	•high	$24.45	$19.44	$18.45	$19.70
•low	$19.02	$15.94	$15.01	$15.23
•30 Sep	$24.00	$19.02	$17.17	$16.88

Share information (per fully paid ordinary share)

Earnings per share(6)	-basic	160.9	c	153.1	c	142.4	c	141.4	c
Dividend pay out ratio(7)	68.4%	67.5%	64.2%	57.8%
Net tangible assets(8)	$8.05	$7.51	$7.49	$6.58
No. of fully paid ordinary shares issued (millions)	1,826.4	1,818.4	1,521.7	1,503.9
DRP issue price(9)	•interim	$21.85	$17.84	$18.48	$19.24
•final	—	$19.95	$16.61	$18.32

Other information

Points of representation(10)	1,223	1,190	1,019	1,018
No. of employees (fulltime equivalents)(11)	30,976	28,755	23,137	22,482
No. of shareholders(12)	263,467	252,072	223,545	198,716

(1)               From 1997, the annual debt provision charge has been calculated based on economic loss provisioning; prior year data has not been restated for this change in measurement approach

(2)               From 1998 to 2001, consolidated assets include the statutory funds of ANZ Life as required by an accounting standard. For the year 2004, consolidated assets include the statutory funds of NBNZ Life Insurance Limited. ANZ Life was sold in May 2002 and NBNZ Life Insurance Limited was sold on 30 September 2005.

(3)               Excludes significant items and outside equity interests

(4)               For the periods1997 to 2002 the return on average ordinary equity calculation accrues the dividend over the year. From 2003, dividends may no longer be accrued and as such are not included in the calculation of return on average ordinary equity

(5)               Excludes goodwill a mortisation, abnormals and significant items

(6)               Periods prior to 2004 adjusted for the bonus elements of the November 2003 Rights Issue

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2001	2000	1999	1998	1997	1996
$m	$m	$m	$m	$m	$m

Financial Performance

Net interest income	3,833	3,801	3,655	3,547	3,437	3,327
Other operating income	2,573	2,583	2,377	2,142	2,110	1,839
Operating expenses	(3,092)	(3,314)	(3,300)	(3,442)	(3,502)	(3,397)

Profit before tax, debt provision and prior period abnormals	3,314	3,070	2,732	2,247	2,045	1,769
Provision for doubtful debts(1)	(531)	(502)	(510)	(487)	(400)	(175)
Income tax expense	(911)	(863)	(736)	(576)	(466)	(469)
Outside equity interests	(2)	(2)	(6)	(9)	(8)	(9)

Net Profit after tax before prior period abnormals	1,870	1,703	1,480	1,175	1,171	1,116
Net prior period abnormal profit (loss)	—	44	—	(69)	(147)	—

Net profit after tax	1,870	1,747	1,480	1,106	1,024	1,116

Financial Position

Assets(2)	185,493	172,467	152,801	153,215	138,241	127,604
Net Assets	10,551	9,807	9,429	8,391	6,993	6,336
Tier 1 capital ratio	7.5%	7.4%	7.9%	7.2%	6.6%	6.7%
Return on average ordinary equity(3),(4)	20.2%	19.3%	17.6%	15.9%	17.2%	18.3%
Return on average assets(3)	1.1%	1.1%	1.0%	0.7%	0.7%	0.9%
Cost to income ratio(5)	48.0%	51.7%	54.5%	60.9%	63.1%	65.8%

Shareholder value - ordinary shares

Total return to shareholders (share price movement plus dividends)	26.2%	36.3%	19.6%	-15.6%	62.4%	33.9%
Market capitalisation	23,783	20,002	16,045	13,885	17,017	10,687
Dividend	73	c	64	c	56	c	52	c	48	c	42	c
Franked portion	•interim	100%	100%	75%	60%	100%	50%
•final	100%	100%	80%	60%	100%	100%
Share price(6)	•high	$16.71	$12.87	$12.11	$11.52	$11.08	$6.96
•low	$12.63	$9.18	$8.12	$7.65	$6.79	$5.17
•30 Sep	$15.28	$12.70	$9.80	$8.62	$10.79	$6.91

Share information (per fully paid ordinary share)

Earnings per share(6)	-basic	112.7	c	102.5	c	86.9	c	69.7	65.8	c	73.2	c
Dividend payout ratio(7)	62.0%	59.1%	62.1%	67.8%	61.6%	55.5%
Net tangible assets(8)	$5.96	$5.49	$5.21	$4.98	$4.59	$4.24
No. of fully paid ordinary shares issued (millions)	1,488.3	1,506.2	1,565.4	1,539.4	1,508.6	1,478.1
DRP issue price(9)	•interim	$15.05	$11.62	$10.95	$10.64	$9.77	$5.59
•final	$18.33	$14.45	$11.50	$10.78	$9.92	$7.60

Other information

Points of representation(10)	1,056	1,087	1,147	1,205	1,473	1,744
No. of employees(fulltime equivalents)(11)	22,501	23,134	30,171	32,072	36,830	39,721
No. of shareholders(12)	181,667	179,829	179,945	151,564	132,450	121,847

(7)               From 2003 the dividend payout ratio includes the final dividend proposed but not provided for in terms of AASB 1044 Provisions, Contingent Liabilities and Contingent Assets which was effective from the September 2003 financial year.

(8)               Equals shareholders equity less preference share capital and unamortised goodwill

(9)               DRP represents Dividend Reinvestment Plan

(10)         Includes branches, offices, representative offices and agencies

(11)         Prior to 1997, excludes temporary staff

(12)         From 2000 onwards the number of shareholders does not include the number of employees whose only shares are held by ANZEST Pty Ltd as the trustee for shares issued under the terms of any ANZ employee incentive plan.

43

INFORMATION FOR SHAREHOLDERS

A SUMMARY

DIVIDENDS

The final dividend of 59 cents per share, fully franked, will be paid on 16 December 2005. A Dividend Reinvestment Plan (DRP) and Bonus Option Plan (BOP) are available to shareholders. Copies of the terms and conditions of the Plans are available from the ANZ Share Registry at the addresses shown below.

In order to reduce costs, minimise the potential for fraud and enhance convenience for shareholders, ANZ has implemented a direct credit payment policy regarding dividend payments to shareholders in Australia, New Zealand and the UK (other than to those who have elected to participate in either the DRP or the BOP).

REMOVAL FROM MAILING LIST

Shareholders who do not wish to receive a copy of the Concise Annual Report must advise the Share Registry in writing or you can register your email address via www.anz.com and elect to receive shareholder information via email instead of by mail.

CHANGE OF ADDRESS

Shareholders who have changed their address will need to advise the Share Registry in writing, quoting their shareholder number, name and company as applicable. If you have purchased your shares through a broker you will need to inform your broker of the change.

ANZ is proud to be a foundation member of eTree, a Computershare initiative with Landcare Australia.

Register to receive all your shareholder communications electronically through eTree and in return ANZ will make a donation of up to $2 to Landcare Australia to support reforestation projects across Australia and New Zealand.

So far through this initiative ANZ has donated the equivalent of almost 200,000 trees and we encourage more shareholders to register and help give back to our environment.

www.eTree.com.au/anz

CREDIT RATINGS

Short Term
Moody’s Investors Service	P-1
Standard & Poor’s Rating Group	A1+

Long Term
Moody’s Investors Service (out looks table)	Aa3
Standard & Poor’s Rating Group (out looks table)	AA-

HANDY CONTACTS

ANZ

Registered Office

Level 6

100 Queen Street

Melbourne VIC 3000

Australia

Telephone +613 9273 6141

Facsimile +613 9273 6142

Company Secretary: Tim L’Estrange

Investor Relations

Level 22

100 Queen Street

Melbourne VIC 3000

Australia

Telephone +613 9273 6466

Facsimile +613 9273 4899

investor.relations@anz.com

Share Registry

AUSTRALIA

GPO Box 2975

Melbourne VIC 3001

Australia

Telephone 1800 11 33 99 / +613 9415 4010

Facsimile +613 9473 2500

anzshareregistry@computershare.com.au

NEW ZEALAND

Private Bag 92119

Auckland 1020

New Zealand

Telephone 0800 174 007

Facsimile +649 488 8787

UNITED KINGDOM

PO Box 82

The Pavilions

Bridgewater Road

Bristol BS99 7NH

Telephone +44 870 702 0000

Facsimile +44 870 703 6101

IMPORTANT DATES FOR SHAREHOLDERS*

Date	Event
16 December 2005	Annual General Meeting Adelaide
16 December 2005	Final Dividend Payment
27 April 2006	Interim Results Announced
15 May 2006	Interim Dividend Ex-Date
19 May 2006	Interim Dividend Record Date
3 July 2006	Interim Dividend Payment
26 October 2006	Annual Results Announced
9 November 2006	Final Dividend Ex-Date
15 November 2006	Final Dividend Record Date
15 December 2006	Final Dividend Payment
15 December 2006	Annual General Meeting Sydney

* If there are any changes to these dates, the Australian Stock Exchange will be notified accordingly

44

Australia and New Zealand Banking Group Limited
www.anz.com ABN 11 005 357 522

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN 11 005 357 522

CORPORATE

REPRESENTATIVE FORM

2005 Annual General Meeting

ANZ SHARE REGISTRY

GPO Box 242

Melbourne, Victoria 3001

Australia

Yarra Falls

452 Johnston Street

Abbotsford, Victoria 3067

Australia

PO Box 82

The Pavilions

Bridgewater Road

Bristol BS99 7NH

United Kingdom

Private Bag 92119

Auckland 1020

New Zealand

Australia 1800 11 33 99

New Zealand 0800 174 007

UK (0870) 702 0000

Outside Australia: (61 3) 9415 4010

Facsimile (61 3) 9473 2555

Internet www.anz.com

This Corporate Representative Form should be used by:

•                  corporate shareholders; or

•                  a body corporate appointed as a proxy for a shareholder,

to appoint a representative to attend the 2005 Annual General Meeting of Australia and New Zealand Banking Group Limited.

The form (including any authority under which it is signed) may be sent to the ANZ Share Registry in advance of the Meeting or submitted at the time of registration before the Meeting.

Do not use this form to appoint the Chairman of the Meeting as your proxy.

APPOINTMENT OF A CORPORATE REPRESENTATIVE

Certificate pursuant to section 250D of the Corporations Act 2001

Limited

Insert full name of the corporate shareholder or body corporate which has been appointed as a proxy hereby certifies that

Insert name of appointed representative

is appointed as its corporate representative to act at the 2005 Annual General Meeting to be held on Friday, 16 December 2005 and at any adjournment.

Executed in accordance with the Company’s Constitution

Sole Director and Sole Company Secretary
Company seal
(if applicable)
	Director	Authorised Representative

Date	Director/Secretary	Attorney

When people are inspired.
ANZ
Financial Report 2005

Financial Report 2005

FINANCIAL REPORT

CONTENTS
Statements of Financial Performance
Statements of Financial Position
Statements of Changes in Shareholders’ Equity
Statements of Cash Flows

Notes to the Financial Statements
1	Accounting Policies
2	Income
3	Expenses
4	Equity Instruments Issued to Employees
5	Remuneration of Auditors
6	Income Tax Expense
7	Dividends
8	Earnings per Ordinary Share
9	Liquid Assets
10	Due from Other Financial Institutions
11	Trading Securities
12	Investment Securities
13	Net Loans and Advances
14	Impaired Assets
15	Provisions for Doubtful Debts
16	Customer’s Liabilities for Acceptances
17	Regulatory Deposits
18	Shares in Controlled Entities, Associates and Joint Venture Entities
19	Deferred Tax Assets
20	Goodwill
21	Other Assets
22	Premises and Equipment
23	Due to Other Financial Institutions
24	Deposits and Other Borrowings
25	Income Tax Liabilities
26	Payables and Other Liabilities
27	Provisions
28	Bonds and Notes
29	Loan Capital
30	Share Capital
31	Outside Equity Interests
32	Capital Adequacy
33	Average Balance Sheet and Related Interest
34	Interest Spreads and Net Interest Average Margins
35	Market Risk
36	Interest Sensitivity Gap
37	Net Fair Value of Financial Instruments
38	Derivative Financial Instruments
39	Securitisation
40	Segment Analysis
41	Notes to the Statements of Cash Flows
42	Controlled Entities
43	Associates
44	Interests in Joint Venture Entities
45	Fiduciary Activities
46	Commitments
47	Contingent Liabilities, Contingent Asset and Credit Related Commitments
48	Superannuation Commitments
49	Employee Share and Option Plans
50	Directors and Specified Executives Remuneration Disclosures
51	Directors and Specified Executives - Related Party Transactions
52	Directors of Controlled Entities of the Company - Related Party Transactions
53	Transactions with Associates and Joint Venture Entities - Related Party Disclosures
54	Exchange Rates
55	Impact of adopting Australian equivalents to International Financial Reporting Standards
56	Events Since the End of the Financial Year

Directors’ Declaration
Auditors’ Report
Critical Accounting Policies
Risk Management
Financial Information

1	Cross Border Outstandings
2	Certificates of Deposit and Term Deposit Maturities
3	Volume and Rate Analysis
4	Concentrations of Credit Risk
5	Doubtful Debts – Industry Analysis
6	Short Term Borrowings

Glossary
Alphabetical Index

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 SEPTEMBER 2005

		Consolidated			The Company
	Note	2005	2004	2003	2005	2004
		$m	$m	$m	$m	$m
Total Income	2	20,979	17,508	13,023	14,042	12,081
Interest income	2	17,427	14,117	10,215	10,946	9,054
Interest expense	3	(11,629)	(8,863)	(5,904)	(7,646)	(6,088)
Net interest income		5,798	5,254	4,311	3,300	2,966
Other operating income	2	3,395	3,246	2,702	3,096	3,027
Share of joint venture profit from ING Australia	2	107	97	55	—	—
Share of associates profit(net of writeoffs)	2	50	48	51	—	—
Operating income		9,350	8,645	7,119	6,396	5,993
Operating expenses	3	(4,515)	(4,026)	(3,228)	(3,064)	(2,878)
Profit before doubtful debt provision and income tax		4,835	4,619	3,891	3,332	3,115
Provision for doubtful debts	15	(580)	(632)	(614)	(388)	(433)
Profit before income tax		4,255	3,987	3,277	2,944	2,682
Income tax expense	6	(1,234)	(1,168)	(926)	(717)	(710)
Profit after income tax		3,021	2,819	2,351	2,227	1,972
Net profit attributable to outside equity interests		(3)	(4)	(3)	—	—
Net profit attributable to shareholders of the Company(1),(2)		3,018	2,815	2,348	2,227	1,972
Currency translation adjustments, net of hedges after tax		(443)	233	(356)	(213)	5
Total adjustments attributable to shareholders of the company recognised directly into equity		(443)	233	(356)	(213)	5
Total changes in equity other than those resulting from transactions with shareholders as owners		2,575	3,048	1,992	2,014	1,977
Earnings per ordinary share (cents)
Basic	8	160.9	153.1	142.4	n/a	n/a
Diluted	8	157.5	149.7	141.7	n/a	n/a

The notes appearing on pages 6 to 107 form an integral part of these financial statements

(1)          The results of 2005 include the impact of this significant item:

•                  Gain on sale of NBNZ Life ($14 million profit after tax)

The results of 2004 include the impact of these significant items:

•                  Close out of the TrUEPrS swap ($84 million profit after tax); and

•                  ING Australia completion accounts ($14 million profit after tax)

Further details on these transactions are shown in note 2

(2)          Includes NBNZ incremental integration costs of $52 million (2004: $14 million) after tax

STATEMENTS OF FINANCIAL POSITION AS AT 30 SEPTEMBER 2005

		Consolidated		The Company
	Note	2005	2004	2005	2004
		$m	$m	$m	$m
Assets
Liquid assets	9	11,600	6,363	7,191	3,744
Due from other financial institutions	10	6,348	4,781	3,452	2,537
Trading securities	11	6,285	5,478	5,309	4,783
Investment securities	12	6,941	7,746	5,407	6,117
Net loans and advances	13	230,952	204,962	153,461	133,767
Customer’s liabilities for acceptances	16	13,449	12,466	13,449	12,466
Due from controlled entities		—	—	8,309	7,338
Regulatory deposits	17	159	176	113	144
Shares in controlled entities, associates and joint venture entities	18	1,872	1,960	12,551	11,517
Deferred tax assets	19	1,337	1,454	754	737
Goodwill(1)	20	2,898	3,269	66	74
Other assets(2)	21	9,903	9,158	6,098	5,751
Premises and equipment	22	1,441	1,532	849	826
Total assets		293,185	259,345	217,009	189,801
Liabilities
Due to other financial institutions	23	12,027	7,349	9,029	5,860
Deposits and other borrowings	24	185,693	168,557	113,089	99,811
Liability for acceptances		13,449	12,466	13,449	12,466
Due to controlled entities		—	—	11,600	9,544
Income tax liabilities	25	1,797	1,914	1,487	1,251
Payables and other liabilities(3)	26	11,607	14,212	8,790	10,890
Provisions	27	914	845	650	618
Bonds and notes	28	39,073	27,602	32,739	25,034
Loan capital	29	9,137	8,475	8,452	7,680
Total liabilities		273,697	241,420	199,285	173,154
Net assets		19,488	17,925	17,724	16,647
Shareholders’ equity
Ordinary share capital	30	8,074	8,005	8,074	8,005
Preference share capital	30	1,858	987	1,858	987
Reserves		136	579	446	659
Retained profits		9,393	8,336	7,346	6,996
Share capital and reserves attributable to shareholders of the Company		19,461	17,907	17,724	16,647
Outside equity interests	31	27	18	—	—
Total shareholders’ equity		19,488	17,925	17,724	16,647
Derivative financial instruments	38
Commitments	46
Contingent liabilities, contingent assets and credit related commitments	47

The notes appearing on pages 6 to 107 form an integral part of these financial statements

1                  Excludes notional goodwill of $711 million (September 2004: $754 million) included in the net carrying value of ING Australia Limited

2                  Includes life insurance investment assets held by NBNZ Life Insurance Limited $nil (September 2004: $65 million)

3                  Includes life insurance policy liabilities held by NBNZ Life Insurance Limited $nil (September 2004: $30 million)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEAR ENDED 30 SEPTEMBER 2005

		Consolidated			The Company
	Note	2005	2004	2003	2005	2004
		$m	$m	$m	$m	$m
Share capital
Ordinary shares
Balance at start of year		8,005	4,175	3,939	8,005	4,175
Dividend reinvestment plan		153	135	115	153	135
Group employee share acquisition scheme		16	47	48	16	47
Group share option scheme		104	86	73	104	86
Group share buyback		(204)	—	—	(204)	—
Rights issues		—	3,562	—	—	3,562
Balance at end of year		8,074	8,005	4,175	8,074	8,005
Preference shares
Balance at start of year		987	2,212	1,375	987	2,212
New issues(1)		871	—	987	871	—
Buyback of preference shares		—	(1,225)	—	—	(1,225)
Retranslation of preference shares		—	—	(150)	—	—
Balance at end of year		1,858	987	2,212	1,858	987
Total share capital		9,932	8,992	6,387	9,932	8,992
Asset revaluation reserve(2)
Balance at start of year		31	31	31	415	401
Revaluation of investment in controlled entities		—	—	—	—	14
Total asset revaluation reserve		31	31	31	415	415
Foreign currency translation reserve(3)
Balance at start of year		218	(239)	117	233	228
Currency translation adjustments, net of hedges after tax		(443)	233	(356)	(213)	5
Transfer from general reserve		—	224	—	—	—
Total foreign currency translation reserve (FCTR)		(225)	218	(239)	20	233
General reserve(4)
Balance at start of year		181	239	237	11	55
TrUEPrS preference share gain on buy back		—	180	—	—	180
Transfers (to) from retained profits/FCTR		—	(238)	2	—	(224)
Total general reserve		181	181	239	11	11
Capital reserve(4)		149	149	149	—	—
Total reserves		136	579	180	446	659
Retained profits
Balance at start of year		8,336	7,203	5,600	6,996	6,398
Net profit attributable to shareholders of the Company		3,018	2,815	2,348	2,227	1,972
Total available for appropriation		11,354	10,018	7,948	9,223	8,370
Transfers from (to) reserves		—	14	(2)	—	224
Ordinary share dividends provided for or paid	7	(1,877)	(1,598)	(641)	(1,877)	(1,598)
Preference share dividends paid	7	(84)	(98)	(102)	—	—
Retained profits at end of year		9,393	8,336	7,203	7,346	6,996
Total shareholders’ equity attributable to shareholders of the Company		19,461	17,907	13,770	17,724	16,647

The notes appearing on pages 6 to 107 form an integral part of these financial statements

(1)

2005 relates to the issue of 500,000 Euro Trust securities raising $875m net of issue costs of $4m. 2003 relates to the issue of 10 million ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS), raising $1 billion less issue costs of $13 million. Refer note 30

Nature and purpose of reserves
(2)	Asset revaluation reserve

Prior to 1 October 2000, the asset revaluation reserve was used to record certain increments and decrements on the revaluation of non-current assets. As the Group has elected to adopt deemed cost in accordance with AASB 1041, the balance of the reserve is not available for future non-current asset write downs while the Group remains on the deemed cost basis

(3)	Foreign currency translation reserve
Exchange differences arising on translation of foreign self-sustaining operations are taken to the foreign currency translation reserve, as described in accounting policy note 1(v)
(4)	General reserve and Capital reserve
The balance of these reserves have resulted from prior period allocations of retained profits and may be released to retained profits

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 SEPTEMBER 2005

		Consolidated			The Company
	Note	2005	2004	2003	2005	2004
		$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received		17,868	14,515	10,887	10,926	8,744
Dividends received		144	3	7	475	650
Fees and other income received		3,316	3,257	3,170	2,857	2,008
Interest paid		(11,414)	(8,258)	(5,724)	(7,541)	(5,711)
Personnel expenses paid		(2,498)	(2,110)	(1,848)	(1,702)	(1,542)
Premises expenses paid		(367)	(312)	(279)	(251)	(275)
Other operating expenses paid		(2,126)	(2,122)	(1,951)	(931)	(1,089)
Income taxes paid		(1,072)	(247)	(1,312)	(471)	107
Net (increase) decrease in trading securities		(821)	514	1,669	(523)	(1,147)
Net cash provided by operating activities	41	3,030	5,250	4,619	2,839	1,745
Cash flows from investing activities
Net (increase) decrease
Liquid assets - greater than three months		(728)	(325)	1,113	(631)	(298)
Due from other financial institutions		(371)	522	(44)	(180)	(153)
Regulatory deposits		5	(76)	52	22	(78)
Loans and advances		(28,788)	(22,757)	(19,944)	(20,599)	(18,869)
Shares in controlled entities, associates, and joint venture entities		157	(35)	(2)	(1,026)	(5,361)
Investment securities
Purchases		(17,188)	(14,411)	(8,211)	(13,873)	(5,023)
Proceeds from sale or maturity		17,856	11,701	6,785	14,421	2,693
Controlled entities and associates
Purchased (net of cash acquired)		(149)	(3,224)	—	—	—
Proceeds from sale (net of cash disposed)		144	—	—	—	—
Premises and equipment
Purchases		(325)	(300)	(368)	(277)	(237)
Proceeds from sale		86	53	51	1	4
Other		(1,720)	1,735	1,401	(1,344)	999
Net cash (used in) investing activities		(31,021)	(27,117)	(19,167)	(23,486)	(26,323)
Cash flows from financing activities
Net increase (decrease)
Due to other financial institutions		4,972	(272)	(2,946)	3,422	427
Deposits and other borrowings		19,856	11,216	13,995	14,085	10,003
Due from/to controlled entities		—	—	—	1,085	630
Payables and other liabilities		(1,339)	(1,061)	1,000	(1,375)	1,075
Bonds and notes
Issue proceeds		17,968	14,181	8,255	13,691	13,233
Redemptions		(5,025)	(4,100)	(4,095)	(4,665)	(4,100)
Loan capital
Issue proceeds		1,225	2,694	3,380	1,225	2,694
Redemptions		(93)	(368)	(437)	—	(368)
Decrease (increase) in outside equity interests		8	(1)	(1)	—	—
Dividends paid		(1,808)	(1,561)	(1,322)	(1,724)	(1,463)
Share capital issues (ordinary capital)		120	3,695	120	120	3,695
Share capital buyback		(204)	—	—	(204)	—
StEPS preference share issue		—	—	1,000	—	—
StEPS issues costs		—	—	(13)	—	—
Euro Trust Security issue		875	—	—	875	—
Euro Trust Security issue costs		(4)	—	—	(4)	—
Preference share buyback (TrUEPrS)		—	(1,045)	—	—	(1,045)
Net cash provided by financing activities		36,551	23,378	18,936	26,531	24,781
Net cash provided by operating activities		3,030	5,250	4,619	2,839	1,745
Net cash (used in) investing activities		(31,021)	(27,117)	(19,167)	(23,486)	(26,323)
Net cash provided by financing activities		36,551	23,378	18,936	26,531	24,781
Net increase in cash and cash equivalents		8,560	1,511	4,388	5,884	203
Cash and cash equivalents at beginning of year		7,854	7,315	7,925	4,242	4,411
Foreign currency translation on opening balances		(2,712)	(972)	(4,998)	(2,227)	(372)
Cash and cash equivalents at end of year	41	13,702	7,854	7,315	7,899	4,242

The notes appearing on pages 6 to 107 form an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

Our critical accounting policies are described on pages 110 to 113.

1: ACCOUNTING POLICIES

i) Basis of preparation

This general purpose financial report complies with the accounts provisions of the Banking Act 1959, applicable Australian Accounting Standards, the accounts provisions of the Corporations Act 2001, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. Except as disclosed below, these accounting policies are consistent with those of the previous year.

The financial report has been prepared in accordance with the historical cost convention as modified by the revaluation of trading instruments which are recorded at market value with gains and losses on revaluation taken to the statement of financial performance, and the deemed cost of properties (deemed cost being the carrying amount of revalued non-current assets as at the date of reverting to the cost basis per AASB 1041 - Revaluation of Non Current Assets) less any accumulated depreciation.

The preparation of the financial report requires the use of management estimates. Such estimates may require review in future periods.

The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100, dated 10 July 1998. Consequently, amounts in the financial report have been rounded to the nearest million dollars except where otherwise indicated.

All amounts are expressed in Australian dollars, unless otherwise stated. Where necessary, amounts shown for the previous year have been reclassified to facilitate comparison.

ii) Changes in Accounting Policies

There have been no changes in accounting policies for the year ended 30 September 2005.

For reporting periods commencing 1 October 2005, the Group is required to prepare financial statements using Australian equivalents to International Financial Reporting Standards (AIFRS). The move to reporting under AIFRS represents a major change to reporting processes and will result in significant changes to accounting policies. Refer to note 55 for a detailed analysis of the impacts of adopting AIFRS.

iii) Consolidation

The financial statements consolidate the financial statements of Australia and New Zealand Banking Group Limited (the Company) and its controlled entities.

Where controlled entities and associates have been sold or acquired during the year, their operating results have been included to the date of disposal or from the date of acquisition.

Control means the capacity of an entity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of another entity so as to enable that other entity to pursue the objectives of the controlling entity.

The capacity of an entity to dominate decision making is usually present when that entity has power over more than one half of the voting rights of the other entity; power to govern the financial and operating policies of the other entity; power to appoint or remove the majority of the members of the board of directors; or power to cast the majority of votes at meetings of the board of directors or equivalent governing body of the entity. However, all the facts of a particular situation are considered when assessing control.

The Group adopts the equity method of accounting for associates and the Group’s interest in joint venture entities.

The Group’s share of results of associates and joint venture entities is included in the consolidated statement of financial performance. Shares in associates and joint venture entities are stated in the consolidated statement of financial position at cost plus the Group’s share of post acquisition net assets. Interests in associates and joint ventures are reviewed annually for impairment primarily using a discounted cash flow methodology. In the course of completing this valuation other methodologies are considered to determine the reasonableness of the valuation including the multiples of earnings methodology.

All significant activities of the Group, with the exception of the ING Australia Joint Venture, are operated through wholly-owned controlled entities.

The Group may invest in or establish special purpose vehicles to enable it to undertake specific types of transactions. Where the Group controls such vehicles, they are consolidated into the Group financial results.

iv) Goodwill

Goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset and amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding 20 years.

The unamortised balance of goodwill and the period of amortisation are reviewed annually for impairment using a discounted cash flow or the capitalisation of earnings methodology. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

v) Foreign currency

Financial assets and liabilities denominated in foreign currencies are translated into Australian dollars at the rates of exchange ruling at balance date.

Revenues and expenses of overseas branches and controlled entities are translated at average exchange rates for the year.

Net translation differences arising from the translation of overseas branches and controlled entities considered to be self-sustaining operations are included in the foreign currency translation reserve, after allowing for those positions hedged by foreign exchange contracts and related currency borrowings (net of tax).

vi) Fee income

Fee and commission income is brought to account on an accruals basis. Certain yield-related front-end application fees received are deferred and accrued to income as an adjustment to yield over the period of the loan. Non yield-related application and activation lending fees received are recognised as income no later than when the loan is disbursed or the commitment to lend expires.

Fees and commissions that relate to the execution of a significant act (for example, advisory services, placement fees and underwriting fees) are taken to income when the fees are receivable. Fees charged for providing ongoing services that represent the recoupment of the costs of providing service (for example, maintaining and administering existing facilities) are recognised as revenue in the period in which the service is provided.

vii)  Net loans and advances

Net loans and advances include direct finance provided to customers such as bank overdrafts, credit cards, term loans, lease finance, hire purchase finance and commercial bills.

Overdrafts, credit cards and term loans are carried at principal balances outstanding. Interest on amounts outstanding is accounted for on an accruals basis.

Finance leases, including hire purchase contracts, are accounted for using the finance method whereby income is taken to account progressively over the life of the lease or the contract in proportion to the outstanding investment balance. The finance receivable component of operating leases is accounted for using the finance method and operating lease residual value retained is recorded as other assets. At finalisation, goods are disposed of and proceeds received are applied against the residual value. Any resulting gains or losses are recognised through income.

The operating lease residual value is reflected at estimated future realisable value. The residual value is reviewed semi-annually and compared to estimated future market values. Any impairment on these residual value assets is recognised in the statement of financial performance for the period.

A hire purchase is a contract where Esanda or UDC (the ‘owner’) allows the customer (the ‘hirer’) the right to possess and use goods in return for regular payments. When all payments are made the title to the goods will pass to the hirer.

The gross amount of contractual payments for finance leases to business customers that have a fixed rate and a fixed term are recorded as gross lease receivables and the unearned interest component is recognised as income yet to mature.

Customer financing through redeemable preference shares is included within net loans and advances. Dividends received on redeemable preference shares are taken to the statement of financial performance as part of interest income.

All loans are subject to regular scrutiny and graded according to the level of credit risk. Loans are classified as either productive or non-accrual. The Group has adopted the Australian Prudential Regulation Authority Impaired Assets Guidelines in assessing non-accrual loans. Non-accrual loans include loans where the accrual of interest and fees has ceased due to doubt as to full recovery, and loans that have been restructured with an effective yield below the Group’s average cost of funds at the date of restructuring. A specific provision is raised to cover the expected loss, where full recovery of principal is doubtful.

Restructured loans are loans with an effective yield above the Group’s cost of funds and below the yield applicable to a customer of equal credit standing.

Cash receipts on non-accrual loans are, in the absence of a contrary agreement with the customer, applied as income or fees in priority to being applied as a reduction in principal, except where the cash receipt relates to proceeds from the sale of security.

viii)  Bad and doubtful debts and other loss contingencies

Bad and doubtful debts:

The Group recognises an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio. The charge is booked to the General Provision which is maintained to cover losses inherent within the Group’s existing loan portfolio.

The method used by the Group for determining this expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

•                  the history of credit loss for each type and risk grade of lending; and

•                  the size, composition and risk profile of the current loan portfolio.

The Group regularly reviews the assumptions used in the ELP models. These reviews are conducted in recognition of the subjective nature of ELP methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified. As a result of the reassessments, ELP charge levels may be periodically increased or decreased.

Specific provisions are maintained to cover identified doubtful debts. All known bad debts are written off in the year in which they are identified. The specific provision requirement (representing new and increased specific provisions less specific provision releases) is transferred from the General Provision to the Specific Provision. Recoveries, representing excess transfers to the Specific Provision, are credited to the General Provision.

Provisions for doubtful debts are deducted from loans and advances in the statement of financial position.

Other loss contingencies:

These items are recorded as liabilities on the balance sheet when the following requirements are met:

•                  the transaction is probable in that the contingency is likely to occur; and

•                  can be reasonably estimated.

Further disclosure is made within note 47, where the above requirements are not met but the contingency falls within the category of “reasonably possible”. Specific details are provided together with an estimate of the range or a statement that such an estimate is not possible.

ix)  Acceptances

Commercial bills accepted but not held in portfolio are accounted for and disclosed as a liability with a corresponding contra asset.

The Group’s own acceptances discounted are held as part of either the trading securities portfolio or the loan portfolio, depending on whether, at the time of such discount, the intention was to hold the acceptances for resale or until maturity.

x)  Trading securities

Securities held for trading purposes are recorded at market value. Unrealised gains and losses on revaluation are taken to the statement of financial performance.

Market value for listed and unlisted securities is determined by the price displayed by a willing buyer in a liquid market at the reporting date, adjusted for liquidity issues around the size of the parcel of securities held by the Group as compared to the normal daily trading volumes in the securities. Where a market price in a liquid market is not readily available, the market value is determined by reference to the market price available for a security with similar credit, maturity and yield characteristics or by using industry standard pricing models.

xi)  Investment securities

Investment securities are those which the Group intends and has the ability to hold until maturity. Such securities are recorded at cost or at cost adjusted for amortisation of premiums or discounts.

Premiums and discounts are capitalised and amortised from the date of purchase to maturity. Interest and dividend income is accrued. Changes in market values of securities are not taken into account unless there is considered to be an other than temporary diminution in value. The market value of listed and unlisted investment securities used for considering other than temporary impairment and fair market value disclosures is determined using quoted market prices for securities with the same or similar credit, maturity and yield characteristics.

Market value, used for impairment issues, is determined in accordance with the methodology discussed under Trading Securities.

xii)  Repurchase agreements

Securities sold under repurchase agreements are retained in the financial statements and a counterparty liability is disclosed under the classifications of Due to other financial institutions or Deposits and other borrowings. The difference between the sale price and the repurchase price is amortised over the life of the repurchase agreement and charged to interest expense in the statement of financial performance.

Securities purchased under agreements to resell are recorded as Liquid assets, Net loans and advances, or Due from other financial institutions, depending on the term of the agreement and the counterparty.

xiii)  Derivative financial instruments

Derivative financial instruments (derivatives) are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments.

Trading derivatives, comprising derivatives entered into for customer-related or proprietary reasons or for hedging the trading portfolio, are measured at fair value and all gains and losses are taken to other operating income in the statement of financial performance.

Fair value losses arising from trading derivatives are not offset against fair value gains on the statement of financial position unless a legal right of set-off exists.

For contracts subject to master netting agreements that create a legal right of set-off for which only the net revaluation amount is recognised in the statement of financial performance, unrealised gains on derivatives are recognised as part of other assets and unrealised losses are recognised as part of other liabilities in a category described as “treasury instrument revaluations”.

Derivatives designated as hedges of underlying non-trading exposures are accounted for on the same basis as the underlying exposures. To be designated as a hedge, the fair value of the hedge must move inversely with changes in the fair value of the underlying exposure.

Gains and losses resulting from the termination of a derivative that was designated as a hedge of non-trading exposures are deferred and amortised over the remaining period of the original term covered by the terminated instrument where the underlying exposure still exists. The gains or losses are recorded in the income or expense line in which the underlying exposure movements are recorded. Where the underlying exposure no longer exists, the gains and losses are recognised in the statement of financial performance in the other operating income line.

Gains and losses on derivatives related to hedging exposures arising from anticipated transactions are deferred and recognised in the financial statements when the anticipated transaction occurs.

These gains and losses are deferred only to the extent that there is an offsetting unrecognised (unrealised) gain or loss on the exposures being hedged. Deferred gains and losses are amortised over the expected term of the hedged exposure and are recorded in the results of operations in the same line as the underlying exposure. For hedging instruments designed as hedging interest rate risk, the amortised deferred gain or loss is posted to the net interest line; for items designated as hedging foreign currency exposures, the amortised deferred gain or loss is recorded in the other operating income line. The impact of hedges of foreign currency revenue is recorded in interest income. The deferred gain or loss is recorded in other liability or other assets in the statement of financial position.

Gains and losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur. If the forecasted transaction is no longer expected to occur, the gains and losses are recognised immediately in the statement of financial performance in other income.

Movements in the derivative financial position are recorded in the cashflow statement when they are settled on the other financing and investing lines.

xiv)  Premises and equipment

Premises and equipment are carried at cost less depreciation or amortisation.

Profit or loss on the disposal of premises and equipment is determined as the difference between the carrying amount of the assets at the time of disposal and the proceeds of disposal, and is included in the results in the year of disposal.

Assets other than freehold land are depreciated at rates based upon their expected useful lives to the Group, using the straight line method. The depreciation rates used for each class of asset are:

Buildings	1%
Building integrals	10%
Furniture & equipment	10%
Computer & office equipment	12.5 to 33%
Software	14 to 33%

Leasehold improvements are amortised on a straight line basis over the shorter of the useful lives or remaining terms of the lease.

Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as amortisation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

The carrying values of all non-current assets, including premises and equipment, have been assessed annually, and have not been found to be in excess of their recoverable amounts. Recoverable amounts are determined through a combination of comparisons with market values and cash flows. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is written down to the lower value. Where assets working together as a group support the generation of cash flows, the recoverable amount is assessed in relation to the group of assets.

xv)  Income tax

The Group adopts the liability method of tax effect accounting whereby income tax expense is calculated based on accounting profit adjusted for permanent differences. Permanent differences are items of revenue and expense which are recognised in the statement of financial performance but are not part of taxable income or vice versa.

Future tax benefits and deferred tax liabilities relating to timing differences and tax losses are carried forward at tax rates applicable to future periods. These future tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future tax benefits relating to tax losses are only carried forward where realisation of the benefit is considered virtually certain.

Provision for Australian income tax is made where the earnings of overseas controlled entities are subjected to Australian tax under the attribution rules for the taxation of foreign sourced income.

Otherwise, no provision is made for overseas withholding tax or Australian income tax which may arise on repatriation of earnings from overseas controlled entities, where it is expected these earnings will be retained by those entities to finance their ongoing business.

For details of the impact of Tax Consolidation, refer note 6.

xvi)  Employee entitlements

The amounts expected to be paid in respect of employees’ entitlements to annual leave are accrued at expected salary rates including on-costs. Liability for long service leave is accrued in respect of all applicable employees at the present value of future amounts expected to be paid.

xvii)  Provisions

Refer to note 27 for the accounting policies covering various provisions, excluding ELP which is detailed in note 1(viii) above.

xviii)  Superannuation commitments

Contributions, which are determined on an actuarial basis, to superannuation schemes are charged to personnel expenses in the statement of financial performance.

Any aggregate deficiencies arising from the actuarial valuations of the Group’s defined benefit schemes have been provided for in the financial statements, where a legal or constructive obligation exists.

The assets and liabilities of the schemes have not been consolidated as the Company does not have direct or indirect control of the schemes.

xix)  Leasing

Leases entered into by the Group as lessee are predominantly operating leases, and the operating lease payments are included in the statement of financial performance in equal installments over the lease term.

xx)  Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from or payable to the ATO is included as an other asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from or payable to the ATO are classified as operating cash flows.

xxi)  Capitalised expenses

Direct external expenses related to the acquisition of interest earning assets, including structured institutional lending, mortgages and finance leases, are initially recognised as part of the cost of acquiring the asset and written-off as an adjustment to its expected yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the particular asset portfolio, taking into account contractual obligations and prepayment experience assessed on a regular basis. Impairment of capitalised expenses is assessed through comparing the actual behaviour of the portfolio against initial expected life assumptions.

2:  INCOME

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Interest income
From other financial institutions	258	187	92	127	68
On trading securities	302	359	272	254	245
On investment securities	363	275	180	255	210
On loans and advances	16,111	12,984	9,380	9,829	8,194
Other	393	312	291	286	200
	17,427	14,117	10,215	10,751	8,917
From controlled entities	—	—	—	195	137
Total interest income	17,427	14,117	10,215	10,946	9,054
Other operating income
i) Fee income
Lending	1,043	1,002	933	856	822
Other, commissions	1,573	1,419	1,115	1,023	947
	2,616	2,421	2,048	1,879	1,769
From controlled entities	—	—	—	219	260
Total fee income	2,616	2,421	2,048	2,098	2,029
ii) Other income
Foreign exchange earnings	454	411	348	351	232
Profit on trading instruments	134	151	110	117	158
Significant item: Net profit before tax from the sale of NBNZ Life	14	—	—	—	—
Significant item: Net profit before tax from sale of business to INGA joint venture	—	14	—	—	14
Significant item: Net profit before tax from the close out of the TrUEPrS swap	—	108	—	—	108
Hedge of TrUEPrS cash flows(1)	—	2	71	—	2
Life insurance margin on services operating income	18	15	—	—	—
Profit (loss) on sale of premises(2)	6	(7)	6	(3)	—
Rental income	2	2	3	2	2
Other(3)	151	129	116	531	482
Total other income(3)	779	825	654	998	998
Total other operating income	3,395	3,246	2,702	3,096	3,027
Share of joint venture profit from ING Australia(4) (refer note 44)	107	97	55	—	—
Share of associates profit (net of writeoffs)	50	48	51	—	—
Total share of joint venture and associates profit	157	145	106	—	—
Total income(5)	20,979	17,508	13,023	14,042	12,081

(1)

In prior years, preference shares were issued via the TrUEPrS structure. This income was earned on a fixed receive/floating pay swap of the fixed dividend commitments. The TrUEPrS securities were bought back on 12 December 2003. $2 million in 2004 treated as significant item

(2)	Consolidated gross proceeds on sale of premises is $9 million (2004: $34 million, 2003: $33 million)
(3)	The Company’s ‘other income’ include dividends received from controlled entities of $468 million (2004: $648 million)
(4)	Net of notional goodwill amortisation
(5)	Includes external dividend income of $106 million (2004: $41 million, 2003: $10 million) for the Group and $7 million (2004: $2 million) for the Company

3:  EXPENSES

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Interest expense
To other financial institutions	345	238	183	251	161
On deposits	6,670	5,037	3,502	4,337	3,403
On borrowing corporations’ debt	528	481	445	—	—
On commercial paper	980	770	310	133	201
On loan capital, bonds and notes	2,483	1,699	1,052	2,076	1,515
Other	623	638	412	454	529
	11,629	8,863	5,904	7,251	5,809
To controlled entities	—	—	—	395	279
Total interest expense	11,629	8,863	5,904	7,646	6,088
Operating expenses
i) Personnel
Pension fund	161	145	109	115	108
Employee entitlements and taxes	190	149	122	130	108
Salaries and wages	1,625	1,425	1,177	1,071	975
Temporary staff	111	92	81	66	65
Other	362	320	261	275	238
Total personnel expenses	2,449	2,131	1,750	1,657	1,494
ii) Premises
Amortisation of leasehold improvements	16	13	15	9	7
Depreciation of buildings and integrals	11	11	16	2	2
Rent	213	197	154	146	139
Utilities and other outgoings	122	109	88	91	81
Other	32	23	22	23	17
	394	353	295	271	246
To controlled entities	—	—	—	(9)	46
Total premises expenses	394	353	295	262	292
iii) Computer
Computer contractors	53	25	18	49	23
Data communication	60	69	61	34	48
Depreciation and amortisation	235	242	183	182	178
Rentals and repairs	58	59	70	48	62
Software purchased	115	115	103	84	90
Other	37	43	30	14	17
Total computer expenses	558	553	465	411	418
iv) Other
Advertising and public relations	161	130	91	92	72
Amortisation of goodwill(1)	179	146	18	8	8
Audit fees (refer note 5)	7	5	4	4	3
Depreciation of furniture and equipment	43	43	33	29	27
Freight and cartage	45	41	35	36	32
Loss on sale of equipment	9	6	7	4	5
Non-lending losses, frauds and forgeries	62	49	48	45	30
Postage and stationery	113	111	92	67	66
Professional fees	123	112	101	93	83
Telephone	55	57	49	29	30
Travel	124	100	78	76	65
Other	141	129	102	204	189
Total other expenses	1,062	929	658	687	610
v) Restructuring	52	60	60	47	64
Total operating expenses	4,515	4,026	3,228	3,064	2,878
Total expenses	16,144	12,889	9,132	10,710	8,966

(1)          In addition, there is a notional goodwill amortisation charge of $43 million (2004: $41 million; 2003: $44 million) included in the calculation of the share of income from the ING Australia joint venture

4:  EQUITY INSTRUMENTS ISSUED TO EMPLOYEES

Under existing Australian Accounting Standards, equity instruments issued to employees are not required to be expensed. The impact of expensing options (1), and shares issued under the $1,000 employee share plan, has been calculated and is disclosed below.

	Consolidated
	2005	2004	2003
	$m	$m	$m
Net profit attributable to shareholders of the Company	3,018	2,815	2,348
Expenses attributable to:
Options issued to Group Heads(1)	(5)	(8)	(8)
Options issued to general management(1)	(20)	(23)	(24)
Shares issued under $1,000 employee share plan	(23)	(22)	(18)
Total	2,970	2,762	2,298

(1)          Based on fair values estimated at grant date determined in accordance with the fair value measurement provisions of AASB 1046. Value of options are amortised on a straight-line basis over the vesting period.

5: REMUNERATION OF AUDITORS

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$’000	$’000	$’000	$’000	$’000
KPMG Australia
Auditor review of financial reports of the Company or any entity in the Group(1)	4,981	2,981	2,640	3,732	2,357
Other audit-related services(2)	1,060	567	2,083	630	492
Other assurance services(3)	927	2,934	3,891	927	2,899
	6,968	6,482	8,614	5,289	5,748
Taxation	—	563	775	—	443
Total	6,968	7,045	9,389	5,289	6,191
Overseas Related practices of KPMG Australia
Auditor review of financial reports of Group entities	1,977	1,834	1,293	351	346
Other audit-related services(2)	1,475	1,494	1,503	791	556
Other assurance services(3)	188	77	1,473	8	32
	3,640	3,405	4,269	1,150	934
Taxation	4	65	83	—	31
Total	3,644	3,470	4,352	1,150	965
Total remuneration of auditors	10,612	10,515	13,741	6,439	7,156

It is Group policy that KPMG Australia or any of its related practices may provide assurance and other audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include regulatory and prudential reviews requested by the Company’s regulators such as the Australian Prudential Regulation Authority. KPMG Australia or any of its related practices may not provide services that are perceived to be materially in conflict with the role of auditor. These include consulting advice and subcontracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work. However, non-audit services that are not perceived to be materially in conflict with the role of auditor may be provided by KPMG Australia or any of its related practices subject to the approval of the Audit Committee.

KPMG has confirmed to ANZ that it has policies in place on loans from audit clients that are in accordance with Rule 2-01 of Regulation S-X and that neither KPMG nor any covered person or immediate family member have any loans outstanding from the Company and its related parties, that are part of the audit client, that are not in compliance with that rule.

(1)          2005 includes services in relation to the transition to Australian equivalents to International Financial Reporting Standards

(2)          Includes services for the audit or review of financial information other than financial reports, including prudential supervision reviews for central banks, prospectus reviews, trust audits and other audits required for local statutory purposes

(3)          2004 includes due diligence oversight review of The National Bank of New Zealand and markets co-sourcing internal audit work which ceased in April 2004. 2003 includes assessing the Group’s compliance with the requirements of the US Patriot Act.

6:  INCOME TAX EXPENSE

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Reconciliation of the prima facie income tax payable on profit with the income tax expense charged in the statement of financial performance
Profit before income tax	4,255	3,987	3,277	2,944	2,682
Prima facie income tax at 30%	1,277	1,196	983	883	804
Tax effect of permanent differences
Overseas tax rate differential	17	20	15	(3)	2
Other non-assessable income	(26)	(32)	(31)	(3)	(1)
Rebateable and non-assessable dividends	(23)	(20)	(16)	(141)	(194)
Life insurance accounting	(5)	(4)	—	—	—
Goodwill amortisation	56	46	5	1	1
Profit from associated and joint venture entities	(45)	(43)	(32)	—	—
Sale of businesses to ING joint ventures	(6)	(4)	—	—	(4)
Other	(9)	11	5	(19)	104
	1,236	1,170	929	718	712
Income tax (over) provided in prior years	(2)	(2)	(3)	(1)	(2)
Total income tax expense	1,234	1,168	926	717	710
Australia	816	802	672	642	641
Overseas	418	366	254	75	69
	1,234	1,168	926	717	710

Tax Consolidation

Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian taxation purposes. The Company has elected for all Australian wholly owned subsidiaries, trusts and partnerships to be taxed as a single entity with effect from 1 October 2003.

7:  DIVIDENDS

	Consolidated						The Company
	2005		2004		2003		2005		2004
	$m		$m		$m		$m		$m
Ordinary dividends
Interim dividend	930		850		666		930		850
Final dividend	983	(1)	777	(1)	—	(1)	983	(1)	777	(1)
Bonus option plan adjustment	(36)		(29)		(25)		(36)		(29)
Dividends on ordinary shares	1,877		1,598		641		1,877		1,598

(1)          Following a change in accounting standards in 2003 dividends are no longer accrued and are recorded when declared. Final dividend of $1,077 million for 2005 not included in above table

A final dividend of 59 cents, fully franked, is proposed to be paid on each fully paid ordinary share on 16 December 2005 (2004: final dividend of 54 cents, paid 17 December 2004, fully franked, 2003: final dividend of 51 cents, paid 19 December 2003, fully franked). The 2005 interim dividend of 51 cents, paid 1 July 2005, was fully franked (2004: interim dividend of 47 cents, paid 1 July 2004, fully franked, 2003: interim dividend of 44 cents, paid 1 July 2003, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2004: 30%, 2003: 30%).

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Preference dividends
Trust Securities Issues	—	36	102	—	—
ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)	66	62	—	—	—
Euro Trust Securities	18	—	—	—	—
Dividends on preference shares	84	98	102	—	—

Trust Securities Issues (ANZ TrUEPrS)

In 1998 ANZ TrUEPrS issued 124,032,000 preference shares, raising USD 775 million via Trust Securities issues. The Trust Securities carried an entitlement to a distribution of 8% (USD 400 million) or 8.08% (USD 375 million). The amounts were payable quarterly in arrears. Payment dates were the fifteenth day of January, April, July and October in each year. The preference shares were bought back on 12 December 2003.

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Group issued 10 million ANZ StEPS at $100 each raising $1 billion ($987 million net of issue costs of $13 million). ANZ StEPS comprise 2 fully paid securities - an interest paying unsecured note issued by a New Zealand subsidiary (ANZ Holdings (New Zealand) Limited) which is stapled to a fully paid preference share issued by the Company.

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears (on 15 March, 15 June, 15 September, 15 December of each year) based upon a floating distribution rate equal to the 90 day bank bill rate plus a 100 basis point margin. At each payment date the 90 day bank bill rate is reset for the next quarter. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or below the preference share component.

Euro Trust Securities

On 13 December 2004, the Group issued 500,000 Euro Floating Rate Non-cumulative Trust Securities (“Euro Trust Securities”) at €1,000 each into the European market, raising €500 million (A$871 million at the spot rate at the date of issue, net of issue costs). The Euro Trust Securities are similar in structure to ANZ StEPS and US Trust Security issuances, in that they comprise 2 fully paid securities – an interest paying unsecured note issued by a United Kingdom subsidiary (ANZ Jackson Funding PLC) stapled to a fully paid €1,000 preference share issued by the Company, which are stapled together and issued as a Euro Trust Security by ANZ Capital Trust III.

Distributions on Euro Trust Securities are non-cumulative and are payable quarterly in arrears (on 15 March, 15 June, 15 September, 15 December of each year) based upon a floating distribution rate equal to 3 month EURIBOR rate plus a 66 basis point margin. At each payment date the 3 month EURIBOR rate is reset for the next quarter. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on Euro Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or below the preference share component.

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is $78 million (2004: $111 million and 2003: nil), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2005 financial year, $462 million of franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

Restrictions which Limit the Payment of Dividends

There are presently no significant restrictions on the payment of dividends from controlled entities to the Company. Various capital adequacy, liquidity, statutory reserve and other prudential requirements must be observed by certain controlled entities and the impact on these requirements caused by the payment of cash dividends is monitored.

Payments of dividends from overseas controlled entities may attract withholding taxes which have not been provided for in these financial statements.

There are presently no restrictions on payment of dividends by the Company. Reductions of shareholders’ equity through payment of cash dividends is monitored having regard to the regulatory requirements to maintain a specified capital adequacy ratio. In particular, the Australian Prudential Regulation Authority has advised Australian banks that a bank under its supervision must consult with it before declaring a coupon payment on a Tier 1 instrument, including a dividend if the bank has incurred a loss, or proposes to pay coupon payments on Tier 1 instruments (including dividends), which exceed the level of current year profits.

Dividend Reinvestment Plan

During the year, 3,900,116 ordinary shares were issued at $19.95 per share, and 3,406,775 ordinary shares at $21.85 per share, under the Dividend Reinvestment Plan (2004: 3,909,659 ordinary shares at $16.61 per share, and 3,906,171 ordinary shares at $17.84 per share)

Bonus Option Plan

Dividends paid during the year have been reduced by way of certain shareholders participating in the Bonus Option Plan and forgoing all or part of their right to dividends in return for the receipt of bonus shares.

During the year, 1,749,584 ordinary shares were issued under the Bonus Option Plan (2004: 1,771,864 ordinary shares).

	Declared	Bonus options	Amount
	dividend	exercised	paid
	$m	$m	$m
Final dividend 2004	983	(19)	964
Interim dividend 2005	930	(17)	913
	1,913	(36)	1,877

8: EARNINGS PER ORDINARY SHARE

			Consolidated
		2005	2004	2003
		$m	$m	$m
	Basic earnings per share (cents)(1)	160.9	153.1	142.4

	Earnings reconciliation
	Profit after income tax	3,021	2,819	2,351
	Less: net profit attributable to outside equity interests	3	4	3
	Less: preference share dividend paid	84	98	102
	Earnings used in calculating Basic earnings per share	2,934	2,717	2,246

	Weighted average number of ordinary shares (millions)(1)
	Used in calculating Basic earnings per share	1,823.7	1,774.1	1,577.8

	Diluted earnings per share (cents)(1)	157.5	149.7	141.7

	Earnings reconciliation
	Profit after income tax	3,021	2,819	2,351
	Less: net profit attributable to outside equity interests	3	4	3
	Less: preference share dividend paid	84	98	102
	Add: US Trust Securities interest expense	48	44	—
	Earnings used in calculating diluted earnings per share	2,982	2,761	2,246

	Weighted average number of ordinary shares(millions)(1)
	Used in calculating Basic earnings per share	1,823.7	1,774.1	1,577.8
Add:	potential conversion of options to ordinary shares(1)	9.7	6.2	7.2
	potential conversion of US Trust Securities to ordinary shares	60.1	64.5	—
	Used in calculating diluted earnings per share	1,893.5	1,844.8	1,585.0

(1)   Discounted for rights issue

The weighted average number of converted and lapsed options, weighted with reference to the date of conversion or lapse, and included in the calculation of diluted earnings per share is approximately 1.0 million.

ANZ StEPS and Euro Trust Securities have not been included in the calculation of diluted EPS as they are not dilutive. Refer to note 30.

9: LIQUID ASSETS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia
Coins, notes and cash at bankers	887	696	865	678
Money at call, bills receivable and remittances in transit	1,013	157	958	121
Securities purchased under agreement to resell less than 90 days	1,405	568	1,394	552
	3,305	1,421	3,217	1,351
Overseas
Coins, notes and cash at bankers	474	418	119	103
Money at call, bills receivable and remittances in transit	3,707	2,289	1,980	1,087
Other banks’ certificates of deposit	3,865	2,080	1,875	1,203
Securities purchased under agreement to resell less than 90 days	249	155	—	—
	8,295	4,942	3,974	2,393
Total liquid assets	11,600	6,363	7,191	3,744
Maturity analysis based on original term to maturity at 30 September
Less than 90 days	9,600	4,999	5,315	2,408
More than 90 days	2,000	1,364	1,876	1,336
Total liquid assets	11,600	6,363	7,191	3,744

10: DUE FROM OTHER FINANCIAL INSTITUTIONS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia	917	498	899	488
Overseas	5,431	4,283	2,553	2,049
Total due from other financial institutions	6,348	4,781	3,452	2,537
Maturity analysis based on remaining term to maturity at 30 September
Overdraft	802	370	741	299
Less than 3 months	3,591	2,692	2,158	1,729
Between 3 months and 12 months	424	824	359	349
Between 1 year and 5 years	393	790	58	58
After 5 years	1,138	105	136	102
Total due from other financial institutions	6,348	4,781	3,452	2,537

11: TRADING SECURITIES

Trading securities are allocated between Australia and Overseas based on the domicile of the issuer

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Unlisted – Australia
Commonwealth securities	551	164	551	164
Local, semi-government and other government securities	1,646	1,693	1,646	1,693
ANZ accepted bills	1,182	1,875	1,182	1,875
Other securities and equity securities	1,364	627	1,260	568
	4,743	4,359	4,639	4,300
Unlisted – Overseas
Other government securities	370	631	27	241
Other securities and equity securities	1,172	488	643	242
	1,542	1,119	670	483
Total unlisted	6,285	5,478	5,309	4,783
Total trading securities	6,285	5,478	5,309	4,783

12: INVESTMENT SECURITIES

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Investment securities are allocated between Australia and Overseas based on the domicile of the issuer
Listed – Australia
Other securities and equity investments	—	4	—	—
	—	4	—	—
Listed – Overseas
Other government securities	196	1,070	196	1,070
Other securities and equity investments	1,411	1,354	1,410	1,354
	1,607	2,424	1,606	2,424
Total listed	1,607	2,428	1,606	2,424
Unlisted – Australia
Local and semi-government securities	1,412	895	1,412	895
Other securities and equity investments	2,344	2,786	2,274	2,660
	3,756	3,681	3,686	3,555
Unlisted – Overseas
New Zealand government securities	1,096	914	—	—
Other government securities	431	357	108	133
Other securities and equity investments	51	366	7	5
	1,578	1,637	115	138
Total unlisted	5,334	5,318	3,801	3,693
Total investment securities	6,941	7,746	5,407	6,117
Market value information
Listed – Australia
Other securities and equity investments		12	—	—
	—	12	—	—
Listed – Overseas
Other government securities	197	1,072	197	1,072
Other securities and equity investments	1,409	1,358	1,409	1,358
	1,606	2,430	1,606	2,430
Total market value of listed investment securities	1,606	2,442	1,606	2,430
Unlisted – Australia
Local and semi-government securities	1,412	895	1,412	895
Other securities and equity investments	2,344	2,785	2,274	2,659
	3,756	3,680	3,686	3,554
Unlisted – Overseas
New Zealand government securities	1,096	913	—	—
Other government securities	433	361	110	137
Other securities and equity investments	52	366	7	5
	1,581	1,640	117	142
Total market value of unlisted investment securities	5,337	5,320	3,803	3,696
Total market value of investment securities	6,943	7,762	5,409	6,126

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2005

		Between 3	Between	Between		No
	Less than	months and	1 year and	5 years and	After	maturity		Market
At book value	3 months	12 months	5 years	10 years	10 years	specified	Total	Value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	972	440	—	—	—	—	1,412	1,412
Other securities and equity investments	2,085	250	—	—	—	9	2,344	2,344
	3,057	690	—	—	—	9	3,756	3,756
Overseas
New Zealand government securities	760	333	—	3	—	—	1,096	1,096
Other government securities	452	100	75	—	—	—	627	630
Other securities and equity investments	42	370	1,043	3	4	—	1,462	1,461
	1,254	803	1,118	6	4	—	3,185	3,187
Total book value	4,311	1,493	1,118	6	4	9	6,941	n/a
Total market value	4,313	1,490	1,121	5	5	9	n/a	6,943

Weighted average yields(1)

		Between	Between
	Less than	1 year and	5 years and	After
	1 year	5 years	10 years	10 years
	%	%	%	%
Australia
Local and semi-government securities	5.55	—	—	—
Other securities and equity investments	5.69	—	—	—
Overseas
New Zealand government securities	6.51	—	7.20	—
Other government securities	3.98	6.78	—	3.00
Other securities and equity investments	3.90	3.54	2.00	2.68

(1)   Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2005

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2004

		Between 3	Between	Between		No
	Less than	months and	1 year and	5 years and	After	maturity		Market
At book value	3 months	12 months	5 years	10 years	10 years	specified	Total	Value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	695	200	—	—	—	—	895	895
Other securities and equity investments	2,480	50	51	162	—	47	2,790	2,797
	3,175	250	51	162	—	47	3,685	3,692
Overseas
New Zealand government securities	589	325	—	—	—	—	914	913
Other government securities	861	491	75	—	—	—	1,427	1,433
Other securities and equity investments	194	442	1,077	1	6	—	1,720	1,724
	1,644	1,258	1,152	1	6	—	4,061	4,070
Total book value	4,819	1,508	1,203	163	6	47	7,746	n/a
Total market value	4,784	1,508	1,251	165	6	48	n/a	7,762

Weighted average yields(1)

		Between	Between
	Less than	1 year and	5 years and	After
	1 year	5 years	10 years	10 years
	%	%	%	%
Australia
Local and semi-government securities	5.37	—	—	—
Other securities and equity investments	5.33	6.49	6.56	—
Overseas
New Zealand government securities	6.08	—	—	—
Other government securities	4.37	7.89	—	—
Other securities and equity investments	3.00	2.71	2.84	2.18

(1)   Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2004

13: NET LOANS AND ADVANCES

Loans and advances are classified between Australia, New Zealand and Overseas markets based on the domicile of the lending point

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia
Overdrafts	5,276	4,390	5,276	4,390
Credit card outstandings	5,434	4,523	5,434	4,523
Term loans – housing	89,558	78,660	89,558	78,660
Term loans – non-housing	48,993	42,056	44,187	36,937
Lease finance (refer below)	2,855	2,667	1,222	1,061
Hire purchase	8,060	7,093	641	497
Other	1,575	1,091	1,575	1,066
	161,751	140,480	147,893	127,134
New Zealand
Overdrafts	1,647	1,604	—	—
Credit card outstandings	1,026	1,032	—	—
Term loans – housing	34,860	31,519	—	—
Term loans – non-housing	25,012	22,472	—	—
Lease finance (refer below)	639	493	—	—
Hire purchase	347	517	—	—
Other	859	584	—	—
	64,390	58,221	—	—
Overseas markets
Overdrafts	303	558	214	408
Credit card outstandings	134	128	6	7
Term loans – housing	592	464	467	363
Term loans – non-housing	7,511	8,730	6,428	7,314
Lease finance (refer below)	217	111	97	79
Commercial bills	61	78	61	78
Other	7	44	5	40
	8,825	10,113	7,278	8,289
Total gross loans and advances	234,966	208,814	155,171	135,423
Provisions for doubtful debts (refer note 15)	(2,440)	(2,376)	(1,709)	(1,655)
Income yet to mature	(1,574)	(1,476)	(1)	(1)
	(4,014)	(3,852)	(1,710)	(1,656)
Total net loans and advances	230,952	204,962	153,461	133,767
Lease finance consists of gross lease receivables
Current	653	555	206	102
Non-current	3,058	2,716	1,113	1,038
	3,711	3,271	1,319	1,140

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2005

			Between	Between
		Less than	3 months and	1 year and	After
	Overdraft(1)	3 months	12 months	5 years	5 years	Total
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	478	1,072	447	1,530	1,776	5,303
Business service	177	491	415	1,440	1,389	3,912
Entertainment, leisure and tourism	58	690	521	1,128	1,241	3,638
Financial, investment and insurance	388	1,657	1,150	969	476	4,640
Government and official institutions	—	19	5	14	23	61
Lease finance	—	79	289	1,992	495	2,855
Manufacturing	258	2,039	705	1,750	984	5,736
Personal(2)	8,477	1,283	145	5,837	7,511	23,253
Real estate – construction	156	532	165	1,385	844	3,082
Real estate – mortgage(3)	110	3,107	3,208	3,362	83,488	93,275
Retail and wholesale trade	457	2,423	673	1,846	3,152	8,551
Other	151	1,182	880	3,122	2,110	7,445
New Zealand
Agriculture, forestry, fishing and mining	427	625	591	6,045	2,620	10,308
Business service	28	36	94	269	235	662
Entertainment, leisure and tourism	37	26	59	510	246	878
Financial, investment and insurance	83	444	50	1,302	132	2,011
Government and official institutions	13	111	4	131	61	320
Lease finance	23	116	59	254	187	639
Manufacturing	93	382	159	1,279	310	2,223
Personal(2)	1,548	73	269	648	89	2,627
Real estate – construction	26	84	132	274	109	625
Real estate – mortgage(3)	185	2,411	2,488	4,954	29,011	39,049
Retail and wholesale trade	65	300	142	578	492	1,577
Other	145	250	589	1,782	705	3,471
Overseas Markets
Agriculture, forestry, fishing and mining	12	337	99	388	133	969
Business service	5	22	4	3	7	41
Entertainment, leisure and tourism	3	10	30	78	37	158
Financial, investment and insurance	3	179	33	146	4	365
Government and official institutions	22	13	24	40	4	103
Lease finance	58	26	3	106	24	217
Manufacturing	118	893	169	934	160	2,274
Personal(2)	9	64	44	96	182	395
Real estate – construction	10	37	10	118	4	179
Real estate – mortgage(3)	13	183	40	107	242	585
Retail and wholesale trade	69	469	140	241	37	956
Other	115	455	189	1,036	788	2,583
Gross loans and advances	13,820	22,120	14,024	45,694	139,308	234,966
Specific provision for doubtful debts	(273)	—	—	—	—	(273)
Income yet to mature	—	(316)	(297)	(952)	(9)	(1,574)
	(273)	(316)	(297)	(952)	(9)	(1,847)
Loans and advances net of specific provision and income yet to mature	13,547	21,804	13,727	44,742	139,299	233,119
General provision	—	—	—	—	(2,167)	(2,167)
Net loans and advances	13,547	21,804	13,727	44,742	137,132	230,952
Interest rate sensitivity
Fixed interest rates (4)	197	9,317	9,495	23,066	55,139	97,214
Variable interest rates	13,623	12,803	4,529	22,628	84,169	137,752
	13,820	22,120	14,024	45,694	139,808	234,966

(1)   Over draft includes credit cards and unsecured lending

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate-mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

(4)   Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2004

			Between	Between
		Less than	3 months and	1 year and	After
	Overdraft(1)	3 months	12 months	5 years	5 years	Total
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	378	957	583	1,156	1,518	4,592
Business service	150	625	358	1,025	1,188	3,346
Entertainment, leisure and tourism	53	837	850	820	1,100	3,660
Financial, investment and insurance	254	966	1,297	625	406	3,548
Government and official institutions	1	87	2	15	21	126
Lease finance	—	90	238	1,820	519	2,667
Manufacturing	215	1,527	613	1,507	872	4,734
Personal(2)	7,068	1,129	143	10,656	495	19,491
Real estate – construction	144	248	192	1,100	684	2,368
Real estate – mortgage(3)	95	2,928	2,406	2,382	73,959	81,770
Retail and wholesale trade	415	2,142	510	1,822	2,737	7,626
Other	140	2,502	925	1,662	1,323	6,552
New Zealand
Agriculture, forestry, fishing and mining	113	792	512	5,388	2,613	9,418
Business service	242	52	100	285	167	846
Entertainment, leisure and tourism	75	25	198	415	178	891
Financial, investment and insurance	75	316	98	2,175	69	2,733
Government and official institutions	7	106	24	129	71	337
Lease finance	15	2	137	333	6	493
Manufacturing	186	342	143	972	326	1,969
Personal(2)	867	82	234	792	180	2,155
Real estate – construction	98	130	91	216	89	624
Real estate – mortgage(3)	620	2,776	2,147	4,554	24,628	34,725
Retail and wholesale trade	189	249	158	634	314	1,544
Other	149	349	336	1,168	484	2,486
Overseas Markets
Agriculture, forestry, fishing and mining	13	120	230	446	324	1,133
Business service	10	7	5	54	9	85
Entertainment, leisure and tourism	4	14	7	32	20	77
Financial, investment and insurance	14	88	47	294	112	555
Government and official institutions	26	4	11	69	14	124
Lease finance	73	—	—	15	23	111
Manufacturing	59	878	312	1,110	354	2,713
Personal(2)	6	46	53	73	164	342
Real estate – construction	12	6	34	39	6	97
Real estate – mortgage(3)	10	40	18	374	233	675
Retail and wholesale trade	216	243	95	93	42	689
Other	243	380	268	1,105	1,516	3,512
Gross loans and advances	12,235	21,085	13,375	45,355	116,764	208,814
Specific provision for doubtful debts	(384)	—	—	—	—	(384)
Income yet to mature	(12)	(355)	(287)	(816)	(6)	(1,476)
	(396)	(355)	(287)	(816)	(6)	(1,860)
Loans and advances net of specific provision and income yet to mature	11,839	20,730	13,088	44,539	116,758	206,954
General provision	—	—	—	—	(1,992)	(1,992)
Net loans and advances	11,839	20,730	13,088	44,539	114,766	204,962
Interest rate sensitivity
Fixed interest rates(4)	278	8,568	8,060	21,213	45,325	83,444
Variable interest rates	11,957	12,517	5,315	24,142	71,439	125,370
	12,235	21,085	13,375	45,335	116,764	208,814

(1)   Over draft includes credit cards and unsecured lending

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate-mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

(4)   Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

14: IMPAIRED ASSETS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Summary of impaired assets
Non-accrual loans	642	829	380	644
Restructured loans	28	32	28	32
Unproductive facilities	43	29	36	29
Gross impaired assets	713	890	444	705
Specific provisions
Non-accrual loans	(256)	(378)	(135)	(268)
Unproductive facilities	(17)	(6)	(10)	(6)
Net impaired assets	440	506	299	431
Non-accrual loans
Non-accrual loans	642	829	380	644
Specific provisions	(256)	(378)	(135)	(268)
Total net non-accrual loans	386	451	245	376
Restructured loans
For these loans interest and fees are recognised as income on an accrual basis	28	32	28	32
Other Real estate owned
In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other Real estate owned assets	—	—	—	—
Unproductive facilities
Unproductive facilities	43	29	36	29
Specific provisions	(17)	(6)	(10)	(6)
Net unproductive facilities	26	23	26	23
Accruing loans past due 90 days or more
These amounts, comprising loans less than $100,000 or fully secured, are not classified as impaired assets and therefore are not included within the above summary	381	293	267	175

Consolidated average non-accrual loans: September 2005 $705 million; September 2004 $912 million; September 2003 $1,103 million Further analysis of impaired assets at 30 September 2005 and interest and/or other income received during the year under Australian Prudential Regulation Authority guide lines is as follows:

	Consolidated			The Company
	Gross		Interest and/or	Gross		Interest and/or
	balance	Specific	other income	balance	Specific	other income
	outstanding	provision	received	outstanding	provision	received
	$m	$m	$m	$m	$m	$m
Non-accrual loans
Without provisions
Australia	82	—	1	82	—	1
New Zealand	3	—	—	—	—	—
Overseas markets	46	—	1	43	—	1
	131	—	2	125	—	2
With provisions and no, or partial, performance(1)
Australia	264	152	5	213	123	5
New Zealand	130	68	1	—	—	—
Overseas markets	44	18	7	31	10	6
	438	238	13	244	133	11
With provisions and full performance(1)
Australia	9	1	3	9	1	3
New Zealand	61	15	4	—	—	—
Overseas markets	3	2	2	2	1	1
	73	18	9	11	2	4
Total non-accrual loans	642	256	24	380	135	17
Restructured loans	28	—	1	28	—	1
Unproductive facilities	43	17	—	36	10	—
Total impaired assets	713	273	25	444	145	18

(1)   A loan’s performance is assessed against its contractual repayment schedule

Interest and other income forgone on impaired assets

The following table shows the estimated amount of interest and other income that would have been recorded had interest and other income on non-accrual loans and unproductive facilities been accrued to income (or, in the case of restructured loans, had interest and other income been accrued at the original contract rate), and the amount of interest and other income received with respect to such loans.

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	26	29	21	24
New Zealand	9	8	—	—
Overseas markets	16	25	11	15
Total gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities	51	62	32	39
Interest and other income received
Australia	(10)	(6)	(10)	(4)
New Zealand	(5)	(1)	—	—
Overseas markets	(10)	(12)	(8)	(11)
Total interest and other income received	(25)	(19)	(18)	(15)
Net interest and other income forgone
Australia	16	23	11	20
New Zealand	4	7	—	—
Overseas markets	6	13	3	4
Total net interest and other income forgone	26	43	14	24

15: PROVISIONS FOR DOUBTFUL DEBTS

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
General provision
Balance at start of year	1,992	1,534	1,496	1,381	1,283
Acquisition (disposal) of provisions	(13)	216	—	(13)	—
Adjustment for exchange rate fluctuations	(35)	53	(49)	(24)	16
Charge to statement of financial performance	580	632	614	388	433
Transfer to specific provision	(471)	(525)	(588)	(250)	(399)
Recoveries	114	82	61	82	48
Total general provision	2,167	1,992	1,534	1,564	1,381
Specific provision
Balance at start of year	384	484	585	274	429
Acquisition of provisions	—	57	—	—	—
Adjustment for exchange rate fluctuations	(11)	(2)	(49)	(3)	(7)
Bad debts written off	(571)	(680)	(640)	(376)	(547)
Transfer from general provision	471	525	588	250	399
Total specific provision	273	384	484	145	274
Total provisions for doubtful debts	2,440	2,376	2,018	1,709	1,655
Provision movement analysis
New and increased provisions
Australia	378	459	418	312	404
New Zealand	146	80	45	—	—
Other overseas markets	80	86	212	33	60
	604	625	675	345	464
Provision releases	(133)	(100)	(87)	(95)	(65)
	471	525	588	250	399
Recoveries of amounts previously written off	(114)	(82)	(61)	(82)	(48)
Net specific provision	357	443	527	168	351
Net credit to general provision	223	189	87	220	82
Charge to statement of financial performance	580	632	614	388	433
Ratios	%	%	%	%	%
Provisions(1) as a% of total advances(2)
Specific	0.1	0.2	0.3	0.1	0.2
General	0.9	1.0	0.9	0.9	0.9
Provisions(1) as a% of risk weighted assets
Specific	0.1	0.2	0.3	0.1	0.2
General	1.0	1.0	1.0	1.0	1.0
Bad debts written off as a% of total advances(2)	0.2	0.3	0.4	0.2	0.4
Net specific provision as a% of total advances(2)	0.1	0.2	0.3	0.1	0.2

(1)   Excludes provisions for unproductive facilities

(2)   See Glossary on page 120

16: CUSTOMER’S LIABILITIES FOR ACCEPTANCES

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	900	813	900	813
Business service	596	572	596	572
Entertainment, leisure and tourism	539	502	539	502
Financial, investment and insurance	1,192	1,081	1,192	1,081
Manufacturing	1,647	1,710	1,647	1,710
Personal(1)	5	5	5	5
Real estate – construction	145	132	145	132
Real estate – mortgage(2)	5,551	5,073	5,551	5,073
Retail and wholesale trade	1,701	1,524	1,701	1,524
Other	1,045	994	1,045	994
	13,321	12,406	13,321	12,406
Overseas
Financial, investment and insurance	16	6	16	6
Manufacturing	37	44	37	44
Retail and wholesale trade	68	10	68	10
Other	7	—	7	—
	128	60	128	60
Total customer’s liabilities for acceptances	13,449	12,466	13,449	12,466

(1)   Personal includes non-business acceptances to individuals

(2)   Real estate mortgage includes residential and commercial property exposure. Acceptances within this category are for the purchase of such properties and must be secured by property

17: REGULATORY DEPOSITS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Overseas central banks	159	176	113	144

18: SHARES IN CONTROLLED ENTITIES, ASSOCIATES AND JOINT VENTURE ENTITIES

Refer notes 42 to 44 for details.

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Total shares in controlled entities	—	—	12,455	11,472
Total shares in associates	262	263	96	45
Total shares in joint venture entities	1,610	1,697	—	—
Total shares in controlled entities, associates and joint venture entities	1,872	1,960	12,551	11,517

ACQUISITIONS OF CONTROLLED ENTITIES

There were no material controlled entities acquired during the year ended 30 September 2005.

During the year ended 30 September 2004 the following material controlled entities were acquired:

On 1 December 2003, the Company acquired NBNZ Holdings Ltd and its controlled entities (NBNZ). Details of the acquisition are disclosed in note 41. The operating results of these acquired entities have been included in consolidated operating profit since acquisition.

A restructuring provision of $25 million was established for restructuring the operations of the acquired entities. A balance of $12 million remains in the provision at 30 September 2005. On 26 June 2004, NBNZ was amalgamated into ANZ Banking Group (New Zealand) Limited. ANZ Banking Group (New Zealand) Limited changed its name to ANZ National Bank Limited on 28 June 2004.

DISPOSALS OF CONTROLLED ENTITIES

In September 2005 ANZ National Bank Limited entered into a joint venture with ING Insurance International Limited (INGII). The joint venture, ING (NZ) Holdings Ltd (INGNZ), is 49% owned by ANZ National Bank Ltd and 51% owned by INGII.

On 30 September 2005:

•      ANZ National Bank Limited and INGII invested NZD163 million and NZD170 million respectively into INGNZ.

•      ANZ National Bank Limited sold NBNZ Life Insurance Limited and NBNZ Investment Services Limited to INGNZ for NZD158 million resulting in the following impact on the Group’s financial statements:

•	reduction in unamortised goodwill of NZD114 million;
•	recognition of approximately NZD16 million ($14 million) profit on sale of 51% of the NBNZ Life and Funds Management businesses;
•

an investment in INGNZ of NZD145 million (being initial investment adjusted for unrecognised profit on ANZ National Bank’s; and 49% share of the profit on sale of the NBNZ Life and Funds Management businesses joint venture and costs).

•      INGNZ acquired at market value the New Zealand-based businesses previously owned by INGA. The profit on sale of the New Zealand-based businesses of approximately $40 million is recognised in INGA, however, ANZ’s share of this profit is eliminated on consolidation.

There were no material controlled entities disposed of during the year ended 30 September 2004.

19: DEFERRED TAX ASSETS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Future income tax assets comprises
General provision for doubtful debts	719	650	505	442
Other provisions	335	340	218	238
Other	283	464	31	57
Total deferred tax assets	1,337	1,454	754	737
Future income tax assets
Australia	862	959	674	636
Overseas	475	495	80	101
Total deferred tax assets	1,337	1,454	754	737

Certain potential future income tax assets within the Group have not been recognised as assets because recovery cannot be regarded as virtually certain. These potential benefits arise from tax losses and timing differences (benefits could amount to $23 million, 2004: nil), and from realised capital losses (benefits could amount to $66 million, 2004: $67 million).

These benefits will only be obtained if:

i)      the relevant entities derive future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

ii)     the relevant entities continue to comply with the conditions for deductibility imposed by law; and

iii)    there are no changes in taxation legislation adversely affecting the benefit of the taxation deductions.

20: GOODWILL

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Goodwill – at cost	3,298	3,509	123	123
Accumulated amortisation	(400)	(240)	(57)	(49)
Total goodwill(1)	2,898	3,269	66	74

(1)   Excludes notional goodwill related to the ING Australia joint venture of $711 million (September 2004: $754 million) and the ING New Zealand joint venture of $82 million (September 2004: nil)

21: OTHER ASSETS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Accrued interest/prepaid discounts	1,441	1,568	1,165	1,181
Accrued commission	78	82	47	55
Prepaid expenses	153	71	46	10
Treasury instruments revaluations	3,750	4,456	3,267	3,738
Security settlements	2,144	952	785	10
Operating leases residual value	712	535	2	—
Life insurance business investments	—	65	—	—
Capitalised Expenses	524	463	176	165
Other	1,101	966	610	592
Total other assets	9,903	9,158	6,098	5,751

22: PREMISES AND EQUIPMENT

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Freehold and leasehold land and buildings
At cost(1)	639	680	83	80
Provision for depreciation	(201)	(182)	(40)	(40)
	438	498	43	40
Leasehold improvements
At cost	239	209	147	117
Provision for amortisation	(149)	(148)	(84)	(78)
	90	61	63	39
Furniture and equipment
At cost	691	694	499	451
Provision for depreciation	(445)	(443)	(308)	(290)
	246	251	191	161
Computer and office equipment
At cost	947	983	646	665
Provision for depreciation	(717)	(726)	(470)	(475)
	230	257	176	190
Software
At cost	776	728	676	614
Provision for amortisation	(395)	(298)	(327)	(239)
	381	430	349	375
Capital works in progress
At cost	56	35	27	21
Total premises and equipment	1,441	1,532	849	826

(1)   In accordance with AASB 1041 this represents deemed cost

From 1 October 2000 as allowed by AASB 1041 ‘Revaluation of Non-Current Assets’ the Group elected to revert to the cost basis for measuring the class of assets ‘land and buildings’.

As all properties are carried at deemed cost subject to individually meeting a recoverable amount test, valuations are carried out on all properties with a carrying value in excess of $2 million every three years. Properties carrying values are not increased to market values if valuations exceed carrying amounts. However, if the valuation of an individual property is determined to be less than its carrying amount, it will be written down to the lower amount, where considered appropriate.

The properties are subject to external valuation by independent valuers. Valuations are based on the estimated open market value and assume that the properties concerned continue to be used in their existing manner by the Group.

The last independent valuation of the Group’s freehold land and buildings was carried out for 30 September 2002 purposes. For 30 September 2005, the valuations were carried out by Jones Lang La Salle Advisory for Australia. New Zealand property values were assessed based on valuations by Telfer Young. This resulted in a valuation of $466 million and $25 million for the Group and Company respectively (excludes leasehold land and buildings). As land and buildings are recorded at deemed cost, the valuation was not brought to account.

Further, a recoverable amount review of all properties at 30 September 2005 was completed. This involved properties being reviewed for the existence of impairment indicators that might provide evidence that the property’s recoverable amount exceeded its carrying value (also using the independent valuations performed), and hence a writedown being required.

As a result of this review, some properties were identified as impaired and a loss of $3m was recorded (2004: $2 million).

Group accounting policy covering the amortisation of software costs capitalised is detailed in note 1(xiv). As at 30 September 2005 the weighted average amortization period is 5 years.

Reconciliations of the carrying amounts for each class of premises and equipment are set out below:

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Freehold and leasehold land and buildings(1)
Carrying amount at beginning of year	498	463	40	29
Additions	22	26	6	15
Acquisitions(2)	—	67	—	—
Disposals(3)	(68)	(46)	—	(1)
Depreciation	(11)	(11)	(2)	(2)
Net foreign currency exchange difference	(3)	(1)	(1)	(1)
Carrying amount at end of year	438	498	43	40
Leasehold improvements
Carrying amount at beginning of year	61	52	39	37
Additions	46	17	33	9
Acquisitions(2)	—	10	—	—
Disposals	—	(6)	—	—
Amortisation	(16)	(13)	(9)	(7)
Net foreign currency exchange difference	(1)	1	—	—
Carrying amount at end of year	90	61	63	39
Furniture and equipment
Carrying amount at beginning of year	251	182	161	156
Additions	81	84	64	39
Acquisitions(2)	—	64	—	—
Disposals	(41)	(35)	(5)	(6)
Depreciation	(43)	(43)	(29)	(27)
Net foreign currency exchange difference	(2)	(1)	—	(1)
Carrying amount at end of year	246	251	191	161
Computer and office equipment
Carrying amount at beginning of year	257	302	190	239
Additions	92	96	69	81
Acquisitions(2)	—	17	—	—
Disposals	(3)	(47)	(3)	(58)
Depreciation	(114)	(113)	(80)	(74)
Net foreign currency exchange difference	(2)	2	—	2
Carrying amount at end of year	230	257	176	190
Software
Carrying amount at beginning of year	430	465	375	421
Additions	96	114	94	92
Acquisitions(2)	—	17	—	—
Writeoffs(4)	(24)	(37)	(18)	(34)
Amortisation	(121)	(129)	(102)	(104)
Carrying amount at end of year	381	430	349	375
Capital works in progress
Carrying amount at beginning of year	35	24	21	18
Net additions	21	8	6	3
Acquisitions(2)	—	3	—	—
Carrying amount at end of year	56	35	27	21
Total premises and equipment	1,441	1,532	849	826

(1)          Includes integrals

(2)          Relates to NBNZ acquisition at 1 December 2003. Additions after this date are included in the “Additions” lines

(3)          Includes $2 million writedown in carrying value of one property in 2004

(4)          Software writeoffs arose where projects were terminated and the software no longer utilised

23:      DUE TO OTHER FINANCIAL INSTITUTIONS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia	3,396	1,346	3,394	1,345
Overseas	8,631	6,003	5,635	4,515
Total due to other financial institutions	12,027	7,349	9,029	5,860
Maturity analysis based on remaining term to maturity at 30 September
At call	4,381	2,255	3,711	1,853
Less than 3 months	5,632	4,152	4,367	3,346
Between 3 months and 12 months	1,029	662	930	661
Between 1 year and 5 years	123	280	21	—
After 5 years	862	—	—	—
Total due to other financial institutions	12,027	7,349	9,029	5,860

24:      DEPOSITS AND OTHER BORROWINGS

Deposits and other borrowings are classified between Australia and Overseas based on the location of the deposit taking point

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia
Certificates of deposit	17,512	12,221	17,512	12,221
Term deposits	25,829	22,615	26,642	23,273
Other deposits bearing interest	50,707	45,155	50,707	45,155
Deposits not bearing interest	4,310	4,005	4,310	4,005
Commercial paper	6,199	4,708	2,929	2,099
Borrowing corporations’ debt (1)	7,700	7,214	—	—
Securities sold under agreement to repurchase	—	78	—	78
Other borrowings	308	509	308	509
	112,565	96,505	102,408	87,340
Overseas
Certificates of deposit	5,112	4,844	845	1,365
Term deposits	30,003	30,941	8,198	9,629
Other deposits bearing interest	16,102	15,891	806	782
Deposits not bearing interest	5,085	4,207	752	632
Commercial paper	14,808	14,072	—	—
Borrowing corporations’ debt (2)	1,938	2,034	—	—
Other borrowings	80	63	80	63
	73,128	72,052	10,681	12,471
Total deposits and other borrowings	185,693	168,557	113,089	99,811
Maturity analysis based on remaining term to maturity at 30 September
At call	77,999	71,037	57,610	52,629
Less than 3 months	75,452	71,570	39,616	35,167
Between 3 months and 12 months	22,432	17,923	8,707	7,337
Between 1 year and 5 years	9,682	7,923	7,139	4,662
After 5 years	128	104	17	16
Total deposits and other borrowings	185,693	168,557	113,089	99,811

(1)

Included in this balance is debenture stock of controlled entities. $7.7 billion of debenture stock of the consolidated subsidiary company Esanda together with accrued interest thereon, is secured by a trust deed and collateral debentures, giving floating charges upon the undertaking and all the assets of the entity other than land and buildings ($13,244 million). All controlled entities of Esanda (except for some controlled entities which have been placed or are expected to be placed in voluntary deregistration and have minimal book value) have guaranteed the payment of principal, interest and other monies in relation to all debenture stock and unsecured notes issued by Esanda. The only loans pledged as collateral are those in Esanda and its subsidiaries

(2)

This balance represents NZ$2.1 billion of secured debenture stock of the consolidated subsidiary UDC Finance Limited and the accrued interest thereon are secured by a floating charge over all assets of UDC Finance Limited and its subsidiaries (NZ$2,470 million)

25:      INCOME TAX LIABILITIES

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia
Provision for income tax	289	242	269	203
Provision for deferred income tax	1,346	1,354	1,094	921
	1,635	1,596	1,363	1,124
Overseas
Provision for income tax	(93)	93	12	18
Provision for deferred income tax	255	225	112	109
	162	318	124	127
Total income tax liabilities	1,797	1,914	1,487	1,251
Provision for deferred income tax comprises
Lease finance	229	166	89	79
Treasury instruments	687	497	687	497
Capitalised expenses	131	118	47	43
Other	554	798	383	411
	1,601	1,579	1,206	1,030

26:      PAYABLES AND OTHER LIABILITIES

	Consolidated		The Company
	2005	2004	2005		2004
	$m	$m	$m		$m
Australia
Payables	2,797	4,746	2,770		4,700
Accrued interest and unearned discounts	1,266	1,169	1,141		1,051
Treasury instruments revaluations	3,853	3,274	4,376		3,781
Accrued charges	350	297	320		255
Security settlements	—	1	—		1
Other liabilities	838	438	584		291
	9,104	9,925	9,191		10,079
Overseas
Payables	207	145	5		1
Accrued interest and unearned discounts	732	647	256		259
Treasury instruments revaluations(1)	374	2,382	(833	)(1)	143
Accrued charges	228	237	57		43
Security settlements	317	378	—		—
Life insurance policy liabilities	—	30	—		—
Other liabilities	645	468	114		365
	2,503	4,287	(401)		811
Total payables and other liabilities	11,607	14,212	8,790		10,890

(1)	Overseas Treasury instruments revaluations includes cash collateral paid under credit support agreements in ANZ’s London branch, an offsetting mark to market loss is recorded in Australia

27:      PROVISIONS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Employee entitlements(1)	360	333	260	248
Restructuring costs and surplus leased space	77	106	57	66
Non-lending losses, frauds and forgeries	184	171	136	125
Other	293	235	197	179
Total provisions	914	845	650	618

(1)

The aggregate liability for employee benefits largely comprise employee entitlements provisions plus liability for payroll tax and fringe benefits tax. The aggregate liability as at 30 September 2005 was $468 million for the Group and $288 million for the Company (30 September 2004: was $456 million for the Group and $284 million for the Company)

Reconciliations of the carrying amounts of each class of provisions, except for employee entitlements, are set out below:

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Restructuring costs and surplus leased space(1)
Carrying amount at beginning of the year	106	92	66	68
Acquisition provision (NBNZ)	—	27	—	—
Provision made during the year	57	69	52	63
Payments made during the year	(47)	(68)	(34)	(50)
Release of provisions	(38)	(15)	(27)	(15)
Adjustment for exchange rate fluctuations	(1)	1	—	—
Carrying amount at the end of the year	77	106	57	66
Non-lending losses frauds and forgeries(2)
Carrying amount at beginning of the year	171	164	125	128
Provision made during the year	37	18	23	4
Payments made during the year	(8)	(7)	(2)	(3)
Release of provisions	(16)	(4)	(10)	(4)
Carrying amount at the end of the year	184	171	136	125
Other provisions(3)
Carrying amount at beginning of the year	235	244	179	181
Provision made during the year	222	209	142	165
Payments made during the year	(132)	(173)	(93)	(127)
Release of provisions	(31)	(46)	(31)	(40)
Adjustment for exchange rate fluctuations	(1)	1	—	—
Carrying amount at the end of the year	293	235	197	179

(1)

Restructuring costs and surplus leased space provisions arise from exit activities related to material changes in the scope of business undertaken by the Group or the manner in which that business is undertaken, and includes termination benefits. Costs related to on-going activities are not provided for. Provision is made when the Group is demonstrably committed, it is probable that the costs will be incurred, though its timing is uncertain, and the costs can be reliably estimated

(2)	Non-lending losses, frauds and forgeries provisions arise from inadequate or failed internal processes and systems, or from external events
(3)	Other provisions comprise various other provisions including fringe benefits tax, fleet maintenance, workers’ compensation and other non-employee entitlement provisions

28:      BONDS AND NOTES

		Consolidated		The Company
		2005	2004	2005	2004
		$m	$m	$m	$m
Bonds and notes by currency
USD	United States dollars	11,401	4,718	8,598	4,262
GBP	Great British pounds	5,268	3,896	4,343	3,896
AUD	Australian dollars	1,138	979	1,133	979
NZD	New Zealand dollars	1,140	667	323	33
JPY	Japanese yen	1,173	1,433	1,173	1,433
EUR	Euro	11,138	10,863	9,794	9,571
HKD	Hong Kong dollars	3,381	2,805	2,941	2,619
CHF	Swiss francs	1,929	831	1,929	831
CAD	Canadian dollars	2,284	1,258	2,284	1,258
NOK	Norwegian krone	81	82	81	82
SGD	Singapore dollars	71	70	71	70
CZK	Czech koruna	69	—	69	—
Total bonds and notes		39,073	27,602	32,739	25,034
Bonds and notes by maturity
Maturity analysis based on remaining term to maturity at 30 September
Less than 3 months		1,823	419	1,818	419
Between 3 months and 12 months		6,463	4,238	5,906	4,145
Between 1 year and 5 years		29,249	22,870	23,533	20,395
After 5 years		1,538	75	1,482	75
Total bonds and notes		39,073	27,602	32,739	25,034

29:      LOAN CAPITAL

			Interest	Consolidated		The Company
			Rate	2005	2004	2005	2004
			%	$m	$m	$m	$m
Hybrid loan capital (subordinated)
US Stapled Trust Security issue
USD 350m non-cumulative trust securities due 2053			4.484	459	488	459	488
USD 750m non-cumulative trust securities due 2053			5.36	984	1,047	984	1,047
				1,443	1,535	1,443	1,535

Perpetual subordinated notes
USD	300m	floating rate notes	LIBOR + 0.15	394	419	394	419
				394	419	394	419

Subordinated notes
USD	500m	fixed notes due 2006	7.55	654	698	654	698
JPY	482m	floating rate notes due 2007	LIBOR + 0.50	6	6	6	6
USD	7.9m	floating rate notes due 2007	LIBOR + 0.50	10	11	10	11
JPY	568.8m	floating rate notes due 2008	LIBOR + 0.55	6	7	6	7
USD	9m	floating rate notes due 2008	LIBOR + 0.50	11	14	11	14
USD	79m	floating rate notes due 2008	LIBOR + 0.53	103	110	103	110
AUD	400m	floating rate notes due 2010	BBSW+ 0.29	400	—	400	—
NZD	100m	fixed notes due 2010 (called April 2005)	8.36	—	93	—	—
NZD	100m	fixed notes due 2011(1)	6.87	91	93	—	—
AUD	400m	fixed notes due 2012(2)	6.75	400	400	400	400
AUD	100m	floating rate notes due 2012(1)	BBSW+ 0.57	100	100	100	100
NZD	125m	fixed notes due 2012(1)	7.40	115	118	—	—
NZD	125m	fixed notes due 2012(1)	7.61	115	118	—	—
NZD	300m	fixed notes due 2012(1)	7.04	273	280	—	—
NZD	100m	fixed notes due 2013(1)	6.46	91	93	—	—
USD	550m	floating rate notes due 2013(1)	LIBOR + 0.55	722	768	722	768
EUR	300m	floating rate notes due 2013(1)	EURIBOR + 0.375	474	516	474	516
AUD	350m	fixed notes due 2014(2)	6.50	350	350	350	350
AUD	380m	floating rate notes due 2014(1)	BBSW+ 0.41	380	380	380	380
EUR	500m	fixed notes due 2015(2)	4.45	791	860	791	860
USD	400m	floating rate notes due 2015	LIBOR + 0.20	525	—	525	—
AUD	300m	fixed notes due 2015(2)	6.00	300	—	300	—
GBP	200m	fixed notes due 2015(1)	5.625	462	502	462	502
GBP	400m	fixed notes due 2018(2)	4.75	921	1,004	921	1,004
				7,300	6,521	6,615	5,726
Total loan capital				9,137	8,475	8,452	7,680
Loan capital by currency
AUD	Australian dollars			1,930	1,230	1,930	1,230
NZD	New Zealand dollars			685	795	—	—
USD	United States dollars			3,862	3,555	3,862	3,555
GBP	Great British pounds			1,383	1,506	1,383	1,506
EUR	Euro			1,265	1,376	1,265	1,376
JPY	Japanese yen			12	13	12	13
				9,137	8,475	8,452	7,680
Loan capital by maturity
Maturity analysis based on remaining term to maturity at 30 September
Between 3 months and 12 months				654	—	654	—
Between 1 year and 5 years				536	846	536	846
After 5 years				7,553	7,210	6,868	6,415
Perpetual				394	419	394	419
				9,137	8,475	8,452	7,680

(1)          Callable five years prior to maturity

(2)          Callable five years prior to maturity and reverts to floating rate notes

Loan capital is subordinated in right of payment to the claims of depositors and all other creditors of the Company and its controlled entities which have issued the notes. The loan capital, except for the US Trust Security Issue, constitutes tier 2 capital as defined by the Australian Prudential Regulation Authority (APRA) for capital adequacy purposes. The US Trust Security Issue constitutes tier 1 capital, as defined by APRA, for capital adequacy purposes

US TRUST SECURITIES

On 27 November 2003, the Company issued 1.1 million USD non-cumulative Trust Securities (“US Trust Securities”) at USD1000 each pursuant to offering memorandum dated 19 November 2003 raising USD1.1 billion. US Trust Securities comprise two fully paid securities – an interest paying unsecured note (issued by Samson Funding Limited, a wholly owned NZ subsidiary of the Company) and a fully paid USD1,000 preference share (issued by the Company), which are stapled together and issued as a US Trust Security by ANZ Capital Trust I or ANZ Capital Trust II (the “Trusts”). Investors have the option to redeem the US Trust Security from the Trusts and hold the underlying staped security.

The issue was made in two tranches:

•                  USD350 million tranche with a coupon of 4.484% and was issued through ANZ Capital Trust I. After 15 January 2010 and at any coupon date thereafter, ANZ has the discretion to redeem the US Trust Security for cash. If it does not exercise this discretion, the investor is entitled to require ANZ to exchange the US Trust Security into a number of ordinary shares based on the formula in the offering memorandum.

•                  USD750 million tranche with a coupon of 5.36% and was issued through ANZ Capital Trust II. It has the same conversion features as the USD350 million tranche but from 15 December 2013.

Distributions on US Trust Securities are non-cumulative and are payable half yearly in arrears and are funded by payments received by the respective Trusts on the underlying note. Distributions are subject to certain payment tests (eg. APRA requirements and distributable profits being available). Distributions are expected to be payable on 15 June and 15 December of each year. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on the US Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or junior to the preference share component.

At any time in the Company’s discretion or upon the occurrence of certain other “conversion events”, such as the failure of the respective Trust to pay in full a distribution within seven business days of the relevant distribution payment date, the notes that are represented by the relevant US Trust Securities will be automatically assigned to a subsidiary of the Company and the preference shares that are represented by the relevant US Trust Securities will be distributed to investor in redemption of such US Trust Securities. The distributed preference shares will immediately become dividend paying and holders will receive non-cumulative dividends equivalent to the scheduled payments in respect of the US Trust Securities for which the preference shares were distributed. If the US Trust Securities are not redeemed or bought back prior to the 15 December 2053, they will be converted into preference shares, which in turn will be mandatorily convert into a number of ordinary shares based upon the formula in the offering memorandum.

The preference shares forming part of the US Trust Securities rank equal to the preference shares issued in connection with the ANZ StEPS and Euro Trust Securities in all respects. Except in limited circumstances, holders of US Trust Securities do not have any right to vote in general meetings of the company.

On winding up of the Company, the rights of US Trust Security holders will be determined by the preference share component of US Trust Security. These preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

The US Trust Securities qualify as Tier 1 capital as defined by the Australian Prudential Regulation Authority, however, the US Trust Securities are reported as debt under Australian, International and US Accounting Standards with the coupon payment classified as interest expense.

30:      SHARE CAPITAL

	The Company
Number of issued shares	2005	2004	2003
Ordinary shares each fully paid	1,826,449,480	1,818,401,807	1,521,686,560
Preference shares each fully paid	10,500,000	10,000,000	134,032,000
Total number of issued shares	1,836,949,480	1,828,401,807	1,655,718,560

ORDINARY SHARES

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

	The Company
Number of issued shares	2005	2004	2003
Balance at start of year	1,818,401,807	1,521,686,560	1,503,886,082
Bonus option plan	1,749,584	1,771,864	1,534,987
Dividend reinvestment plan	7,306,891	7,815,830	6,223,866
ANZ employee share acquisition plan	1,979,649	3,891,978	3,615,714
ANZ share option plan	6,642,326	6,387,809	6,425,911
Share capital buyback	(9,630,777)	—	—
ANZ share purchase scheme ANZ rights issue	—	276,847,766	—
Balance at end of year	1,826,449,480	1,818,401,807	1,521,686,560

For a reconciliation of the movement in ordinary share capital refer to Statement of Changes in Shareholders’ Equity on page 4

PREFERENCE SHARES

a)  Trust Securities Issues (ANZ TrUEPrS)

ANZ TrUEPrS were 124,032,000 fully paid non-converting non-cumulative preference shares issued for USD6.25 per share via Trust Securities Issues in 1998.

The Trust Securities were mandatorily exchangeable for the preference shares issued by the Company, and carried an entitlement to a non-cumulative trust distribution of 8.00% or 8.08% per annum payable quarterly in arrears. The Trust Securities were issued by a non diversified closed end management investment company registered under the US Investment Company Act of 1940. The preference shares themselves carried no present entitlement to dividends. Distributions to investors in the Trust Securities were funded by income distributions made by the Group.

Upon maturity of the Trust Securities in 2048, investors would have mandatorily exchanged the Trust Securities for the preference shares and thereupon the preference shares would have carried an entitlement to non-cumulative dividends of 8.00% or 8.08% per annum payable quarterly in arrears. The mandatory exchange of the Trust Securities for the preference shares could have occurred earlier at the Company’s option or in specified circumstances.

With the prior consent of the Australian Prudential Regulation Authority, the preference shares were redeemable at the Company’s option after 5 years, or within 5 years in limited circumstances. The entitlement of investors to distributions on the Trust Securities would have ceased on redemption of the preference shares.

The transaction costs arising on the issue of these instruments were recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs related.

On 12 December 2003, the Group bought back its 124,032,000 preference shares issued via Trust Securities Issues for $1,045 million.

b)  ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Company issued 10 million ANZ StEPS at $100 each pursuant to a prospectus dated 14 August 2003 raising $1 billion (excluding issue costs of $13 million: net raising $987 million). ANZ StEPS comprise two fully paid securities - an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited, a New Zealand subsidiary of the Company) stapled to a fully paid $100 preference share (issued by the Company).

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a 100 basis point margin. At each payment date the 90 day bank bill rate is reset for the next quarter. Distributions are subject to certain payment tests (ie APRA requirements and distributable profits being available) and the basis for their calculation may change on any reset date. Distributions are expected to be payable on 15 March, 15 June, 15 September and 15 December of each year. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or junior to the preference share component.

On any reset date, ANZ may change certain terms (subject to certain restrictions) including the next reset date, market reset (from floating rate to a fixed rate, or vice versa), margin and the frequency and timing of the distribution payment dates. The first reset date is 15 September 2008. Holders of ANZ StEPS can require exchange on any reset date or earlier if certain specified events occur. On exchange, a holder will receive (at the Company’s discretion) either $100 cash for each ANZ StEPS exchanged or a number of ordinary shares calculated in accordance with a conversion ratio based on $100 divided by the market price of ordinary shares at the date of conversion less 2.5%. In certain circumstances, the Company may also require exchange other than on a reset date.

Upon the occurrence of an assignment event, ANZ StEPS become unstapled. In this case, the note will be assigned to a subsidiary of the company, however, the holder will retain the preference share and the rights to exchange the preference share.

The preference shares forming part of ANZ StEPS rank equally with the preference shares issued in connection with US Trust Securities and Euro Trust Securities in all respects. Except in certain limited circumstances, holders of ANZ StEPS do not have any right to vote in general meetings of the Company.

On a winding up of the Company, the rights of ANZ StEPS holders will be determined by the preference share component of ANZ StEPS. Those preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

The transactions costs arising on the issue of these instruments were recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

c)  Euro Trust Securities

On 13 December 2004, the Company issued 500,000 Euro Floating Rate Non-cumulative Trust Securities (“Euro Trust Securities”) at €1000 each pursuant to the offering circular dated 9 December 2004, raising $871 million (at the spot rate at the date of issue, net of issue costs). Euro Trust Securities comprise two fully paid securities – an interest paying unsecured note (issued by ANZ Jackson Funding PLC, a United Kingdom subsidiary of the Company) and a fully paid, €1000 preference share (issued by the Company), which are stapled together and issued as a Euro Trust Security by ANZ Capital Trust III (the “Trust”). Investors have the option to redeem the Euro Trust Security from the Trust and hold the underlying stapled security.

Distributions on Euro Trust Securities are non-cumulative and are payable quarterly in arrears and are funded by payments received by the Trust on the underlying note and or preference share. The distribution is based upon a floating distribution rate equal to the 3 month EURIBOR rate plus a 66 basis point margin up until 15 December 2014, after which date the distribution rate is the 3 month EURIBOR rate plus a 166 basis point margin. At each payment date the 3 month EURIBOR rate is reset for the next quarter. Distributions are subject to certain payment tests (eg APRA requirements and distributable profits being available). Distributions are expected to be payable on 15 March, 15 June, 15 September and 15 December of each year. Dividends are not payable on the preference shares while they are stapled to the note, except for the period after 15 December 2014 when the preference share will pay 100bpts to fund the increase in the margin. If distributions are not paid on Euro Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or junior to the preference share component.

At any time at ANZ’s discretion or upon the occurrence of certain other “conversion events”, such as the failure of the Trust to pay in full a distribution within seven business days of the relevant distribution payment date or the business day prior to 15 December, 2053, the notes that are represented by the relevant Euro Trust Securities will be automatically assigned to a Branch of the Company and the preference shares that are represented by the relevant Euro Trust Securities will be distributed to investor in redemption of such Euro Trust Securities. The distributed preference shares will immediately become dividend paying and holders will receive non-cumulative dividends equivalent to the scheduled payments in respect of the Euro Trust Securities for which the preference shares were distributed.

The preference shares forming part of the Euro Trust Security rank equal to the preference shares issued in connection with the ANZ StEPS and US Trust Securities in all respects. Except in limited circumstances, holders of Euro Trust Securities do not have any right to vote in general meetings of the company.

On winding up of the Company, the rights of Euro Trust Security holders will be determined by the preference share component of the Euro Trust Security. These preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

The transaction costs arising on the issue of these instruments were recognised directly in equity as a reduction to the proceeds of the equity instruments to which the costs relate.

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Preference share balance at start of year
• ANZ TrUEPrS (USD748 million)(1)	—	1,225	—	1,225
• ANZ StEPS(1)	987	987	987	987
	987	2,212	987	2,212
Buyback of ANZ TrUEPrS(2)	—	(1,225)	—	(1,225)
	987	987	987	987
Preference share net proceeds from new issues during the year
• Euro Trust Securities(1)	871	—	871	—
	1,858	987	1,858	987
Preference share balance at end of year
• Euro Trust Securities(1)	871	—	871	—
• ANZ StEPS(1)	987	987	987	987
Balance at end of year	1,858	987	1,858	987

(1)          Net of issue costs

(2)          ANZ TrUEPrS bought back on 12 December 2003 for $1,045 million

31:      OUTSIDE EQUITY INTERESTS

	Consolidated
	2005	2004
	$m	$m
Share capital	11	1
Retained Profits	16	17
Total outside equity interests	27	18

32:      CAPITAL ADEQUACY

The Australian Prudential Regulation Authority (APRA) adopts a risk-based capital assessment framework for Australian banks based on internationally accepted capital measurement standards. This risk-based approach requires eligible capital to be divided by total risk weighted assets, with the resultant ratio being used as a measure of a bank’s capital adequacy.

Capital is divided into tier 1, or ‘core’ capital, and tier 2, or ‘supplementary’ capital. For capital adequacy purposes, eligible tier 2 capital cannot exceed the level of tier 1 capital. Banks are required to deduct from total capital any strategic holdings of other banks’ capital instruments and investments in entities engaged in life insurance, funds management and securitisation activities. Under APRA guidelines, banks must maintain a ratio of qualifying capital to risk weighted assets of at least 8 per cent.

The measurement of risk weighted assets is based on: a) a credit risk-based approach wherein risk weightings are applied to statement of financial position assets and to credit converted off balance sheet exposures. Categories of risk weights are assigned based upon the nature of the counterparty and the relative liquidity of the assets concerned; and b) the recognition of risk weighted assets attributable to market risk arising from trading and commodity positions. Trading and commodity balance sheet positions do not attract a risk weighting under the credit risk-based approach.

	Consolidated
	2005	2004
	$m	$m
Qualifying capital
Tier 1
Total shareholders’ equity and outside equity interests	19,488	17,925
Hybrid loan capital(1)	1,443	1,535
Asset revaluation reserve	(31)	(31)
Dividend(2)	(1,077)	(983)
Accumulated retained profits and reserves of insurance, funds management and securitisation entities	(213)	(218)
Unamortised goodwill and other intangibles	(3,902)	(4,170)
Capitalised expenses(3)	(524)	(465)
Investment in ANZ Lenders Mortgage Insurance	(27)	(27)
Tier 1 capital	15,157	13,566
Tier 2
Asset revaluation reserve	31	31
Perpetual subordinated notes	394	419
General provision for doubtful debts(4)	1,448	1,342
	1,873	1,792
Subordinated notes(5)	6,701	6,052
Tier 2 capital	8,574	7,844
Deductions
Investment in Funds Management and securitisation entities	(84)	(107)
Investment in joint ventures with ING(6)	(528)	(708)
Other	(172)	(204)
	(784)	(1,019)
Total qualifying capital	22,947	20,391
Adjusted common equity(7)	11,140	10,012
Total risk weighted assets	219,573	196,664
Capital adequacy ratios	%	%
Tier 1	6.9	6.9
Tier 2	3.9	4.0
Deductions	(0.3)	(0.5)
Total	10.5	10.4
Adjusted common equity(7)	5.1	5.1

(1)	Represents the US Trust Securities Issue approved by APRA as qualifying for Tier 1 status. Refer note 29
(2)	Relates to final dividend not provided for
(3)	Comprises loan and lease origination fees, capitalised securitisation establishment costs and costs associated with debt raisings
(4)	Net of attributable future income tax benefit
(5)	For capital adequacy calculation purposes, subordinated note issues are reduced by 20% of the original amount during each of the last five years to maturity
(6)	Joint ventures with ING in Australia and New Zealand
(7)	Tier 1 capital, less preference share capital (converted at 30 September 2005 rates), less deductions

	Assets		Risk weighted assets
	2005	2004	2005	2004
	$m	$m	$m	$m
Statement of financial position
Cash, claims on Australian Commonwealth, State Governments, Territory Governments, claims on OECD Central Governments, local currency claims on non-OECD Governments and other zero weighted assets	23,160	24,467	—	—
Claims on approved banks and local Governments	16,054	12,593	3,211	2,519
Advances secured by residential mortgages	118,895	106,013	59,448	53,007
Other assets – credit risk	127,204	113,218	127,204	113,218
Total statement of financial position assets – credit risk	285,313	256,291	189,863	168,744
Trading assets – market risk	7,872	3,054	n/a	n/a
Total statement of financial position assets	293,185	259,345	189,863	168,744

	Contract/		Credit		Risk
	notional amount		equivalent		weighted assets
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m
Off balance sheet exposures
Direct credit substitutes	9,657	10,262	9,657	10,262	7,337	8,173
Trade and performance related items	13,175	11,887	5,683	5,265	4,953	4,728
Commitments	87,319	78,914	14,017	12,385	12,249	10,239
Foreign exchange, interest rate and other market related transactions	782,380	672,500	12,309	11,692	3,681	3,790
Total off balance sheet exposures – credit risk	892,531	773,563	41,666	39,604	28,220	26,930
Total risk weighted assets – credit risk					218,083	195,674
Risk weighted assets – market risk					1,490	990
Total risk weighted assets					219,573	196,664

33:  AVERAGE BALANCE SHEET AND RELATED INTEREST

Averages used in the following table are predominantly daily averages. Interest income figures are presented on a tax-equivalent basis.  Non-accrual loans are included under the interest earning asset category ‘Loans, advances and bills discounted’.  Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	2005			2004			2003
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest earning assets
Due from other financial institutions
Australia	807	42	5.2	578	29	5.0	432	21	4.9
New Zealand	2,242	126	5.6	2,284	115	5.0	582	23	4.0
Overseas markets	2,664	90	3.4	2,322	43	1.9	2,046	48	2.3
Investments in public securities
Australia	8,202	444	5.4	7,231	389	5.4	6,390	301	4.7
New Zealand	2,226	133	6.0	3,038	150	4.9	1,642	73	4.4
Overseas markets	2,647	88	3.3	3,175	95	3.0	1,870	78	4.2
Loans, advances and bills discounted
Australia	151,066	10,543	7.0	129,658	8,893	6.9	110,260	7,263	6.6
New Zealand	61,035	5,132	8.4	48,346	3,701	7.7	20,365	1,637	8.0
Overseas markets	9,060	461	5.1	9,810	421	4.3	12,213	503	4.1
Other assets
Australia	2,124	101	4.8	1,524	127	8.3	1,606	105	6.5
New Zealand	2,912	101	3.5	2,252	58	2.6	1,353	46	3.4
Overseas markets	3,319	191	5.8	1,935	127	6.6	3,395	140	4.1
Intragroup assets
Overseas markets	9,473	330	3.5	10,670	225	2.1	9,858	200	2.0
	257,777	17,782		222,823	14,373		172,012	10,438
Intragroup elimination	(9,473)	(330)		(10,670)	(225)		(9,858)	(200)
	248,304	17,452	7.0	212,153	14,148	6.7	162,154	10,238	6.3
Non-interest earning assets
Acceptances
Australia	13,166			13,398			13,492
Overseas markets	74			54			88
Premises and equipment	1,507			1,460			1,436
Other assets	18,784			18,224			15,781
Provisions for doubtful debts
Australia	(1,823)			(1,762)			(1,838)
New Zealand	(608)			(481)			(211)
Overseas markets	(15)			(66)			(75)
	31,085			30,827			28,673
Total assets	279,389			242,980			190,827
Total average assets
Australia	185,990			162,944			142,491
New Zealand	74,374			61,027			25,333
Overseas markets	28,498			29,679			32,861
	288,862			253,650			200,685
Intragroup elimination	(9,473)			(10,670)			(9,858)
	279,389			242,980			190,827
% of total average assets attributable to overseas activities	33.4%			32.9%			25.3%

	2005			2004			2003
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing liabilities
Time deposits
Australia	39,388	2,126	5.4	30,839	1,589	5.2	25,171	1,165	4.6
New Zealand	25,582	1,597	6.2	20,910	1,138	5.4	10,666	570	5.3
Overseas markets	11,075	383	3.5	12,772	296	2.3	14,738	336	2.3
Savings deposits
Australia	13,896	413	3.0	13,017	352	2.7	11,959	279	2.3
New Zealand	7,210	291	4.0	6,463	212	3.3	3,285	79	2.4
Overseas markets	417	3	0.7	386	3	0.8	405	3	0.7
Other demand deposits
Australia	33,950	1,432	4.2	29,737	1,182	4.0	26,718	963	3.6
New Zealand	7,992	412	5.2	6,428	256	4.0	2,108	98	4.6
Overseas markets	794	13	1.6	662	9	1.4	642	9	1.4
Due to other financial institutions
Australia	1,456	86	5.9	1,452	85	5.9	957	49	5.1
New Zealand	1,680	93	5.5	1,608	76	4.7	631	23	3.6
Overseas markets	4,642	166	3.6	3,736	77	2.1	6,446	111	1.7
Commercial paper
Australia	5,355	299	5.6	5,824	313	5.4	5,216	252	4.8
New Zealand	7,717	521	6.8	6,764	383	5.7	—	—	—
Overseas markets	5,915	160	2.7	6,485	74	1.1	4,740	58	1.2
Borrowing corporations’ debt
Australia	7,344	403	5.5	7,092	371	5.2	6,626	337	5.1
New Zealand	1,954	125	6.4	1,925	110	5.7	1,824	108	5.9
Loan capital, bonds and notes
Australia	38,305	2,144	5.6	29,631	1,575	5.3	19,783	1,011	5.1
New Zealand	4,757	335	7.0	2,009	121	6.0	521	37	7.1
Overseas markets	137	4	2.9	150	3	2.0	184	4	2.2
Other liabilities(1)
Australia	4,593	443	n/a	4,232	538	n/a	2,714	292	n/a
New Zealand	106	163	n/a	40	83	n/a	96	97	n/a
Overseas markets	90	17	n/a	82	17	n/a	33	23	n/a
Intragroup Liabilities
Australia	3,648	(13)	-0.4	5,644	(19)	-0.3	7,926	134	1.7
New Zealand	5,825	343	5.9	5,026	244	4.9	1,932	66	3.4
	233,828	11,959		202,914	9,088		155,321	6,104
Intragroup elimination	(9,473)	(330)		(10,670)	(225)		(9,858)	(200)
	224,355	11,629	5.2	192,244	8,863	4.6	145,463	5,904	4.1

(1)   Includes foreign exchange swap costs

	2005	2004	2003
	Average	Average	Average
	balance	balance	balance
	$m	$m	$m
Non-interest bearing liabilities
Deposits
Australia	4,147	3,958	3,656
New Zealand	3,535	2,619	1,159
Overseas markets	976	867	683
Acceptances
Australia	13,166	13,398	13,492
Overseas markets	74	54	88
Other liabilities	14,452	13,611	14,113
	36,350	34,507	33,191
Total liabilities	260,705	226,751	178,654
Total average liabilities
Australia	175,691	153,927	134,462
New Zealand	70,037	57,550	24,071
Overseas markets	24,450	25,944	29,979
	270,178	237,421	188,512
Intragroup elimination	(9,473)	(10,670)	(9,858)
	260,705	226,751	178,654
Total average shareholders’ equity
Ordinary share capital(1)	17,000	15,000	10,929
Preference share capital	1,684	1,229	1,244
	18,684	16,229	12,173
Total average liabilities and shareholders’ equity	279,389	242,980	190,827
% of total average liabilities attributable to overseas activities	34.0%	34.6%	29.2%

(1)   Includes reserves and retained profits

34:  INTEREST SPREADS AND NET INTEREST AVERAGE MARGINS

	2005	2004	2003
	$m	$m	$m
Net interest income(1)
Australia	3,797	3,450	3,210
New Zealand	1,612	1,400	699
Overseas markets	414	433	425
	5,823	5,283	4,334
Average interest earning assets
Australia	162,199	138,991	118,688
New Zealand	68,415	55,920	23,942
Overseas markets	27,163	27,912	29,382
Intragroup elimination	(9,473)	(10,670)	(9,858)
	248,304	212,153	162,154

	%	%	%
Gross earnings rate(2)
Australia	6.86	6.79	6.48
New Zealand	8.03	7.20	7.43
Overseas markets	4.27	3.27	3.30
Group	7.03	6.67	6.31
Interest spreads and net interest average margins may be analysed as follows
Australia
Gross interest spread	1.92	2.11	2.31
Interest forgone on impaired assets(3)	(0.01)	(0.02)	(0.02)
Net interest spread	1.91	2.09	2.29
Interest attributable to net non-interest bearing items	0.43	0.39	0.41
Net interest average margin – Australia	2.34	2.48	2.70
New Zealand
Gross interest spread	1.86	2.08	2.30
Interest forgone on impaired assets(3)	(0.01)	(0.01)	—
Net interest spread	1.85	2.07	2.30
Interest attributable to net non-interest bearing items	0.51	0.43	0.62
Net interest average margin – New Zealand	2.36	2.50	2.92
Overseas markets
Gross interest spread	1.05	1.34	1.37
Interest forgone on impaired assets(3)	(0.02)	(0.04)	(0.07)
Net interest spread	1.03	1.30	1.30
Interest attributable to net non-interest bearing items	0.49	0.25	0.15
Net interest average margin – Overseas markets	1.52	1.55	1.45
Group
Gross interest spread	1.86	2.08	2.28
Interest forgone on impaired assets(3)	(0.01)	(0.02)	(0.03)
Net interest spread	1.85	2.06	2.25
Interest attributable to net non-interest bearing items	0.50	0.43	0.42
Net interest average margin – Group	2.35	2.49	2.67

(1)   On a tax equivalent basis

(2)   Average interest rate received on interest earning assets.  Overseas markets includes intragroup assets

(3)   Refer note 14

35:  MARKET RISK

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.

The Board of Directors through the Risk Management Committee, a Committee of the Board, has responsibility for oversight of market risk within the Group. Routine management of market risk is delegated to two senior management committees. The Credit and Trading Risk Committee, chaired by the Chief Risk Officer, is responsible for traded market risk, while the Group Asset and Liability Committee, chaired by the Chief Financial Officer, is responsible for non-traded market risk (or balance sheet risk).

The Credit and Trading Risk Committee monitors traded market risk exposures (including Value at Risk and Stress Testing) and is responsible for authorising the trading risk limit framework. The Group Asset and Liability Committee reviews balance sheet based risk measures and strategies on a monthly basis.

The Value at Risk (VaR) Measure

A key measure of market risk is Value at Risk (VaR).  VaR is a statistical estimate of the likely daily loss and is based on historical market movements.

The confidence level is such that there is 97.5% or 99% probability that the loss will not exceed the VaR estimate on any given day. The 99% confidence level encompasses a wider range of potential outcomes.

The Group’s standard VaR approach for both traded and non-traded risk is historical simulation.  The Group calculates VaR using historical changes in market rates and prices over the previous 500 business days.

It should be noted that because VaR is driven by actual historical observations, and as such is not an estimate of the maximum loss that the Group could experience from an extreme market event. As a result of this limitation, the Group utilises a number of other risk measures (eg. stress testing) and associated detailed control limits to measure and manage traded market risk.

Traded and non-traded market risks have been considered separately below.

Traded Market Risks

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments. The principal activities include foreign exchange, interest rate and debt markets. These activities are managed on a global product basis.

Below are aggregate VaR exposures covering both derivative and non-derivative trading positions for the Group’s principal trading centres.

		High for	Low for	Average for		High for	Low for	Average
	As at	period	period	period	As at	period	period	period
	Sep 05	Sep 05	Sep 05	Sep 05	Sep 04	Sep 04	Sep 04	Sep 04
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Foreign exchange	0.8	1.7	0.3	0.8	0.5	1.9	0.3	0.7
Interest rate	1.3	2.2	0.2	0.9	1.0	1.6	0.2	0.6
Credit spread	0.8	1.5	0.2	0.8	0.5	1.0	0.3	0.6
Diversification benefit	(1.2)	n/a	n/a	(0.9)	(0.7)	n/a	n/a	(0.5)
Total VaR	1.7	3.0	0.8	1.6	1.3	2.5	0.8	1.4
Value at risk at 99% confidence
Foreign exchange	0.9	2.1	0.4	1.1	0.9	2.8	0.4	1.0
Interest rate	1.7	2.8	0.2	1.2	0.8	2.0	0.1	0.7
Credit spread	1.4	2.4	0.4	1.2	1.0	1.5	0.5	0.8
Diversification benefit	(1.8)	n/a	n/a	(1.3)	(0.9)	n/a	n/a	(0.6)
Total VaR	2.2	4.0	1.0	2.2	1.8	3.4	1.0	1.9

VaR is calculated separately for Foreign Exchange/Commodities and for Interest Rate/Debt Markets businesses  as well as Total Group.  The diversification benefit reflects the correlation implied by historical rates between Foreign Exchange/Commodities and Interest Rate/Debt Markets.

Non-Traded Market Risks (Balance Sheet Risk)

The principal objectives of balance sheet management are to manage interest income sensitivity while maintaining acceptable levels of interest rate and liquidity risk and to hedge the market value of the Group’s capital.

Interest Rate Risk

The objective of balance sheet interest rate risk management is to secure stable and optimal net interest income over both the short (next 12 months) and long term. Non-traded interest rate risk relates to the potential adverse impact of changes in market interest rates on the Group’s future net interest income. This risk arises from two principal sources: mismatches between the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities in interest bearing assets. Interest rate risk is reported as follows using three measures: VaR, scenario analysis (to a 1% shock) and disclosure of the interest rate sensitivity gap (refer note 36).

a) VaR Interest Rate Risk

Below are aggregate VaR figures covering non-traded interest rate risk.

		High for	Low for	Average for		High for
	As at	period	period	period	As at	period
	Sep 05	Sep 05	Sep 05	Sep 05	Sep 04	Sep 04
	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Group	14.2	24.0	13.7	18.1	21.0	37.2

b) Scenario Analysis - A 1% Shock on the Next 12 Months’ Net Interest Income

A 1% overnight parallel positive shift in the yield curve is modelled to determine the potential impact on net interest income over the immediate forward period of 12 months. This is a standard risk quantification tool.

The figures in the table below indicate the outcome of this risk measure for the current and previous financial years - expressed as a percentage of reported net interest income. The sign indicates the nature of the rate sensitivity with a positive number signifying that a rate increase is positive for net interest income over the next 12 months. Conversely, a negative number signifies that a rate increase is negative for the next 12 months’ net interest income.

	Consolidated
	2005	2004
Impact of 1% Rate Shock
As at 30 September	1.73%	1.48%
Maximum exposure	1.87%	1.53%
Minimum exposure	0.25%	(0.07)%
Average exposure (in absolute terms)	1.21%	0.71%

The extent of mismatching between the repricing characteristics and timing of interest bearing assets and liabilities at any point has implications for future net interest income. On a global basis, the Group quantifies the potential variation in future net interest income as a result of these repricing mismatches each month using a static gap model.

The repricing gaps themselves are constructed based on contractual repricing information. However, for those assets and liabilities where the contractual term to repricing is not considered to be reflective of the actual interest rate sensitivity (for example, products priced at the Group’s discretion), a profile based on historically observed and/or anticipated rate sensitivity is used. This treatment excludes the effect of basis risk between customer pricing and wholesale market pricing. For example, when wholesale market rates are anticipating an official rate increase the Group does not reprice certain customer business until the first repricing date after the official rate rise.

The majority of the Group’s non-traded interest exposure exists in Australia and New Zealand. In these centres, a separate balance sheet simulation process supplements this static gap information. This allows the net interest income outcomes of a number of different scenarios - with different market interest rate environments and future balance sheet structures - to be identified. This better enables the Group to accurately quantify the interest rate risks associated with the balance sheet, and to formulate strategies to manage current and future risk profiles.

Foreign Currency Related Risks

The Group’s investment of capital in non-Australian operations generates an exposure to changes in the relative value of individual currencies against the Australian Dollar. Variations in the value of these foreign currency investments are reflected in the Foreign Currency Translation Reserve.

The Group incurs some non-traded foreign currency risk related to the potential repatriation of profits from non-Australian business units. This risk is routinely monitored and hedging is conducted where it is likely to add shareholder value. NZD revenue related hedge contracts outstanding at 30 September 2005 were AUD 3,957 million.

The risk relating to mismatching of non-traded foreign currency assets and liabilities has not been presented, as this type of risk is minimal for the Group.

36: INTEREST SENSITIVITY GAP

The following table represents the interest rate sensitivity as at 30 September 2005 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

Repricing gaps are based upon contractual repricing information except where the contractual terms are not considered to be reflective of actual interest rate sensitivity, for example, those assets and liabilities priced at the Group’s discretion. In such cases, the rate sensitivity is based upon historically observed and/or anticipated rate sensitivity.

Sensitivity to interest rates arises from mismatches in the period to repricing of assets and that of the corresponding liability funding. These mismatches are managed within policy guidelines for mismatch positions.

		Between	Between	Between		Not
	Less than	3 months and	6 months and	1 year and	After	bearing
At 30 September 2005	3 months	6 months	12 months	5 years	5 years	interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	13,510	984	286	259	1,082	1,827	17,948
Trading and investment securities	8,050	1,263	627	2,489	700	97	13,226
Net loans and advances	164,347	8,698	14,061	44,391	1,032	(1,577)	230,952
Other assets	318	55	112	570	77	29,927	31,059
Total assets	186,225	11,000	15,086	47,709	2,891	30,274	293,185
Certificates of deposit and term deposits	58,515	10,176	5,190	4,565	10	—	78,456
Other deposits	58,497	898	1,771	4,614	45	10,378	76,203
Other borrowings and due to other financial institutions	31,381	4,055	3,007	1,596	1,023	1,998	43,060
Other liabilities	169	1	14	479	286	26,819	27,768
Bonds, notes and loan capital	28,207	2,585	1,235	11,830	4,353	—	48,210
Total liabilities	176,769	17,715	11,217	23,084	5,717	39,195	273,697
Shareholders’ equity and outside equity interests						19,488	19,488
Off balance sheet items affecting interest rate sensitivity	2,013	9,271	(2,879)	(11,737)	3,332	—	—
Interest sensitivity gap
• net	11,469	2,556	990	12,888	506	(28,409)	—
• cumulative	11,469	14,025	15,015	27,903	28,409	—	—

The bulk of the Group’s loan/deposit business is conducted in the domestic balance sheets of Australia and New Zealand and is priced on a floating rate basis. The mix of repricing maturities in these books is influenced by the underlying financial needs of customers.

Offshore operations, which are generally wholesale in nature, are able to minimise interest rate sensitivity through closely matching the maturity of loans and deposits. Given both the size and nature of their business, the interest rate sensitivities of these balance sheets contribute little to the aggregate risk exposure, which is primarily a reflection of the positions in Australia and New Zealand.

In Australia and New Zealand, a combination of pricing initiatives and off-balance sheet instruments is used in the management of interest rate risk. For example, where a strong medium to long term rate view is held, hedging and pricing strategies are used to modify the profile’s rate sensitivity so that it is positioned to take advantage of the expected movement in interest rates. However, such positions are taken within the overall risk limits specified by policy.

The following table represents the interest rate sensitivity as at 30 September 2004 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

		Between	Between	Between		Not
	Less than	3 months and	6 months and	1 year and	After	bearing
At 30 September 2004	3 months	6 months	12 months	5 years	5 years	interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	8,030	788	508	823	6	989	11,144
Trading and investment securities	8,326	1,261	1,538	1,667	293	139	13,224
Net loans and advances	147,883	8,415	12,914	36,740	673	(1,663)	204,962
Other assets	383	134	127	607	5	28,759	30,015
Total assets	164,622	10,598	15,087	39,837	977	28,224	259,345
Certificates of deposit and term deposits	54,245	7,596	4,574	4,199	7	—	70,621
Other deposits	53,843	843	1,648	4,997	—	7,927	69,258
Other borrowings and due to other financial institutions	27,733	2,784	2,844	1,805	7	854	36,027
Other liabilities	127	151	186	749	166	28,058	29,437
Bonds, notes and loan capital	18,738	2,474	962	9,955	3,948	—	36,077
Total liabilities	154,686	13,848	10,214	21,705	4,128	36,839	241,420
Shareholders’ equity and outside equity interests	—	—	—	—	—	17,925	17,925
Off balance sheet items affecting interest rate sensitivity	6,655	3,114	(8,887)	(4,777)	3,895	—	—
Interest sensitivity gap
• net	16,591	(136)	(4,014)	13,355	744	(26,540)	—
• cumulative	16,591	16,455	12,441	25,796	26,540	—	—

37: NET FAIR VALUE OF FINANCIAL INSTRUMENTS

Australian Accounting Standard AASB 1033: Presentation and Disclosure of Financial Instruments (AASB 1033) requires disclosure of the net fair value of on and off balance sheet financial instruments. The disclosures exclude all non-financial instruments, such as income taxes and regulatory deposits, and specified financial instruments, such as interests in controlled entities. The aggregate net fair value amounts do not represent the underlying value of the Group.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Net fair value is the fair value adjusted for transaction costs.

Quoted market prices, where available, are adjusted for material transaction costs and used as the measure of net fair value. In cases where quoted market values are not available, net fair values are based on present value estimates or other valuation techniques. For the majority of short-term financial instruments, defined as those which reprice or mature in 90 days or less, with no significant change in credit risk, the net fair value was assumed to equate to the carrying amount in the Group’s statement of financial position.

The fair values are based on relevant information available as at 30 September 2005. While judgement is used in obtaining the net fair value of financial instruments, there are inherent weaknesses in any estimation technique. Many of the estimates involve uncertainties and matters of significant judgement, and changes in underlying assumptions could significantly affect these estimates. Furthermore, market prices or rates of discount are not available for many of the financial instruments valued and surrogates have been used which may not reflect the price that would apply in an actual sale.

The net fair value amounts have not been updated for the purposes of these financial statements since 30 September 2005, and therefore the net fair value of the financial instruments subsequent to 30 September 2005 may be different from the amounts reported.

	Net fair value		Carrying value
Financial Assets	2005	2004	2005	2004
	$m	$m	$m	$m
Liquid assets	11,600	6,363	11,600	6,363
Due from other financial institutions	6,348	4,781	6,348	4,781
Trading securities	6,285	5,478	6,285	5,478
Investment securities, shares in associates and joint venture entities	9,252	9,878	8,813	9,706
Loans and advances	232,724	206,788	230,952	204,962
Customer’s liabilities for acceptances	13,449	12,466	13,449	12,466
Other financial assets	9,866	9,458	9,751	9,088

LIQUID ASSETS AND DUE FROM OTHER FINANCIAL INSTITUTIONS

The carrying values of these financial instruments are considered to approximate their net fair values as they are short-term in nature or are receivable on demand.

TRADING SECURITIES

Trading securities are carried at market value. Market value is generally based on quoted market prices, broker or dealer price quotations, or prices for securities with similar credit risk, maturity and yield characteristics.

INVESTMENT SECURITIES

Net fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available, net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

SHARES IN ASSOCIATES AND JOINT VENTURE ENTITIES

Net fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available, net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics, independent valuation, or by reference to the net tangible asset backing of the investee.

LOANS, ADVANCES AND CUSTOMERS’ LIABILITIES FOR ACCEPTANCES

The carrying value of loans, advances and acceptances is net of specific and general provisions for doubtful debts and income yet to mature. The estimated net fair value of loans, advances and acceptances is based on the discounted amount of estimated future cash flows and accordingly has not been adjusted for either specific or general provisions for doubtful debts.

Estimated contractual cash flows for performing loans are discounted at estimated current bank credit spreads to determine fair value. For loans with doubt as to collection, expected cash flows (inclusive of the value of security) are discounted using a rate which includes a premium for the uncertainty of the flows.

The difference between estimated net fair values of loans, advances and acceptances and carrying value reflects changes in interest rates and the credit worthiness of borrowers since loan origination.

Net lease receivables, with a carrying value of $3,523 million (2004: $3,079 million) and a net fair value of $3,523 million (2004: $3,080 million), are included in loans and advances.

OTHER FINANCIAL ASSETS

Included in this category are accrued interest, fees receivable and derivative financial instruments. The carrying values of accrued interest and fees receivable are considered to approximate their net fair values as they are short term in nature or are receivable on demand.

The fair values of derivative financial instruments such as interest rate swaps and currency swaps were calculated using discounted cash flow models based on current market yields for similar types of instruments and the maturity of each instrument. Foreign exchange contracts and interest rate option contracts were valued using market prices and option valuation models as appropriate.

Properties held for resale, deferred tax assets and prepaid expenses are not considered financial assets.

	Net fair value		Carrying value
Financial Liabilities	2005	2004	2005	2004
	$m	$m	$m	$m
Due to other financial institutions	12,027	7,349	12,027	7,349
Deposits and other borrowings	185,645	168,542	185,693	168,557
Liability for acceptances	13,449	12,466	13,449	12,466
Bonds and notes	39,137	27,747	39,073	27,602
Loan capital	9,215	8,540	9,137	8,475
Other financial liabilities	10,939	13,665	10,921	13,525

DUE TO OTHER FINANCIAL INSTITUTIONS

The carrying value of amounts due to other financial institutions is considered to approximate the net fair value.

DEPOSITS AND OTHER BORROWINGS

The net fair value of a deposit liability without a specified maturity or at call is deemed by AASB 1033 to be the amount payable on demand at the reporting date. The fair value is not adjusted for any value expected to be derived from retaining the deposit for a future period of time.

For interest bearing fixed maturity deposits and other borrowings and acceptances without quoted market prices, market borrowing rates of interest for debt with a similar maturity are used to discount contractual cash flows.

BONDS AND NOTES AND LOAN CAPITAL

The aggregate net fair value of bonds and notes and loan capital at 30 September 2005 was calculated based on quoted market prices.
For those debt issues where quoted market prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining term to maturity of the instrument was used.

OTHER FINANCIAL LIABILITIES

This category includes accrued interest and fees payable for which the carrying amount is considered to approximate the fair value.  Also included are derivative financial instruments, where fair value is determined on the basis described under ‘Other financial assets’.

Income tax liabilities, other provisions and accrued charges are not considered financial liabilities.

COMMITMENTS AND CONTINGENCIES

As outlined in note 47, the Group has various credit related commitments. Based upon the level of fees currently charged for granting such commitments, taking into account maturity and interest rates, together with any changes in the creditworthiness of counterparties since origination of the commitments, their estimated replacement or net fair value is not material.

TRANSACTION COSTS

The fair value of financial instruments required to be disclosed under US accounting standard, Statement of Financial Accounting Standards No. 107 ‘Disclosures about Fair Value of Financial Instruments’ (SFAS 107) is calculated without regard to estimated transaction costs. Such transaction costs are not material, and accordingly the fair values shown above would not differ materially from fair values calculated in accordance with SFAS 107.

38: DERIVATIVE FINANCIAL INSTRUMENTS

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments. The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities and are classified as other than trading. Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The principal exchange rate contracts used by the Group are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

The principal interest rate contracts used by the Group are forward rate agreements, interest rate futures, interest rate swaps and options. Forward rate agreements are contracts for the payment of the difference between a specified interest rate and a reference rate on a notional deposit at a future settlement date. There is no exchange of principal. An interest rate future is an exchange traded contract for the delivery of a standardised amount of a fixed income security or time deposit at a future date. Interest rate swap transactions generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Derivative transactions generate income for the Group from buy/sell spreads and from trading positions taken by the Group. Income from these transactions is taken to net interest income, foreign exchange earnings or profit on trading instruments. Income or expense on derivatives entered into for balance sheet and revenue hedging purposes is accrued and recorded as an adjustment to the interest income or expense of the related hedged item.

CREDIT RISK

The credit risk of derivative financial instruments arises from the potential for a counterparty to default on its contractual obligation. Credit risk arises when market movements are such that the derivative has a positive value to the Group. It is the cost of replacing the contract in the event of counterparty default. The Group limits its credit risk within a conservative framework by dealing with creditworthy counterparties, setting credit limits on exposures to counterparties, and obtaining collateral where appropriate.

The following table provides an overview of the Group’s exchange rate, credit, commodity and interest rate derivatives. It includes all trading and other than trading contracts. Notional principal amounts measure the amount of the underlying physical or financial commodity and represent the volume of outstanding transactions. They are not a measure of the risk associated with a derivative.

The credit equivalent amount is calculated in accordance with the Australian Prudential Regulation Authority’s Capital Adequacy guidelines. It combines the aggregate gross replacement cost with an allowance for the potential increase in value over the remaining term of the transaction should market conditions change.

The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date. Fair value does not indicate future gains or losses, but rather the unrealised gains and losses from marking to market all derivatives at a particular point in time.

	Notional	Credit		Notional	Credit
	principal	equivalent		principal	equivalent
	amount	amount	Fair value	amount	amount	Fair value
Consolidated	2005	2005	2005	2004	2004	2004
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts(1)
Spot and forward contracts	184,958	3,082	(178)	183,825	3,216	(1,411)
Swap agreements	68,892	3,638	(561)	51,437	3,095	(25)
Futures contracts(2)	256	n/a	4	251	n/a	2
Options purchased	9,340	315	186	13,288	398	224
Options sold(3)	14,925	n/a	(174)	18,852	n/a	(226)
Other contracts	4,963	573	(2)	2,686	436	115
	283,334	7,608	(725)	270,339	7,145	(1,321)
Interest rate contracts
Forward rate agreements	47,734	8	1	39,572	9	5
Swap agreements	405,152	3,443	431	321,585	3,682	424
Futures contracts(2)	35,111	n/a	8	38,270	n/a	4
Options purchased	12,810	96	62	12,810	111	64
Options sold(3)	16,715	n/a	(42)	15,214	n/a	(35)
	517,522	3,547	460	427,451	3,802	462
Credit contracts
Credit default swaps(4)	15,437	2,929	(1)	11,743	3,381	31
	816,293	14,084	(266)	709,533	14,328	(828)

(1)   The fair value of foreign exchange contracts includes a net additional $586 million (September 2004: net $(519) million) in respect of cash collateral paid/(received) under credit support agreements

(2)   Credit equivalent amounts have not been included as there is minimal credit risk associated with exchange traded futures where the clearing house is the counterparty

(3)   Options sold have no credit exposure, as they represent obligations rather than assets

(4)   Credit default swaps include structured financing transactions that expose the Group to the performance of certain assets. The total investment of the Group in these transactions is USD 500 million (2004: USD 750 million)

The maturity structure of derivative activity is a primary component of potential credit exposure. The table below shows the remaining maturity profile by class of derivatives, based on notional principal amounts. The table also shows the notional principal amounts of the derivatives held for trading and other than trading purposes.

	Remaining life
Consolidated	Less than		Greater than			Other than
At 30 September 2005	1 year	1 to 5 years	5 years	Total	Trading	Trading
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	178,705	6,107	146	184,958	165,781	19,177
Swap agreements	17,148	40,788	10,956	68,892	15,906	52,986
Futures contracts	254	2	—	256	256	—
Options purchased	8,536	692	112	9,340	9,340	—
Options sold	14,167	696	62	14,925	14,925	—
Other contracts	2,439	2,339	185	4,963	4,961	2
	221,249	50,624	11,461	283,334	211,169	72,165
Interest rate contracts
Forward rate agreements	47,168	566	—	47,734	45,961	1,773
Swap agreements	145,049	198,495	61,608	405,152	305,862	99,290
Futures contracts	30,909	4,202	—	35,111	27,589	7,522
Options purchased	7,694	4,552	564	12,810	12,774	36
Options sold	9,725	6,447	543	16,715	16,715	—
	240,545	214,262	62,715	517,522	408,901	108,621
Credit contracts
Credit default swaps	2,666	12,041	730	15,437	13,159	2,278
Total	464,460	276,927	74,906	816,293	633,229	183,064

	Remaining life
Consolidated	Less than		Greater than			Other than
At 30 September 2004	1 year	1 to 5 years	5 years	Total	Trading	Trading
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	178,501	5,033	291	183,825	162,072	21,753
Swap agreements	9,945	33,631	7,861	51,437	13,670	37,767
Futures contracts	243	8	—	251	251	—
Options purchased	12,361	863	64	13,288	13,288	—
Options sold	18,001	789	62	18,852	18,852	—
Other contracts	1,015	1,436	235	2,686	2,681	5
	220,066	41,760	8,513	270,339	210,814	59,525
Interest rate contracts
Forward rate agreements	39,514	58	—	39,572	31,437	8,135
Swap agreements	121,594	153,556	46,435	321,585	248,186	73,399
Futures contracts	35,759	2,511	—	38,270	32,498	5,772
Options purchased	4,546	7,680	584	12,810	12,773	37
Options sold	7,506	7,267	441	15,214	15,214	—
	208,919	171,072	47,460	427,451	340,108	87,343
Credit contracts
Credit default swaps	1,310	9,472	961	11,743	8,775	2,968
Total	430,295	222,304	56,934	709,533	559,697	149,836

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics. Major concentrations of credit risk arise by location and type of customer.

The following table shows the concentrations of credit risk, by class of counterparty and by geographic location, measured by credit equivalent amount.

Approximately 57% (2004: 47%) of the Group’s exposures are with counterparties which are either Australian banks or banks based in other OECD countries.

			Corporations,
		Australian	non-OECD
Consolidated	OECD	and	banks and
At 30 September 2005	governments	OECD banks	others	Total
	$m	$m	$m	$m
Australia	140	6,185	4,997	11,322
New Zealand	55	1,610	606	2,271
Overseas markets	31	236	224	491
	226	8,031	5,827	14,084

			Corporations,
		Australian	non-OECD
Consolidated	OECD	and	banks and
At 30 September 2004	governments	OECD banks	others	Total
	$m	$m	$m	$m
Australia	147	5,258	6,534	11,939
New Zealand	12	1,228	839	2,079
Overseas markets	2	212	96	310
	161	6,698	7,469	14,328

The next table shows the fair values of the Group’s derivatives by product type, disaggregated into gross unrealised gains and gross unrealised losses.

The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date. Fair value does not indicate future gains or losses, but rather the unrealised gains and losses from marking to market all derivatives at a particular point in time.

	Other than Trading		Trading				Total
	Fair value(2)	Fair value(1)	Fair value(2)		Fair value(1)		Fair value	Fair value
	as at	as at	as at		as at		Average	Average
Consolidated	2005	2004	2005		2004		2005	2004
	$m	$m	$m		$m		$m	$m
Foreign exchange contracts
Spot and forward contracts
Gross unrealised gains	552	875	664	(2)	687	(2)	1,729	1,719
Gross unrealised losses	(3,233)	(2,392)	1,839	(2)	(581	)(2)	(2,670)	(927)
Swap agreements
Gross unrealised gains	447	532	(48	)(2)	110	(2)	558	498
Gross unrealised losses	(629)	(430)	(331	)(2)	(237	)(2)	(1,011)	(254)
Futures contracts
Gross unrealised gains	—	—	18		8		6	—
Gross unrealised losses	—	—	(14)		(6)		(3)	—
Options purchased	—	—	186		224		214	352
Options sold	—	—	(174)		(226)		(190)	(337)
Other contracts
Gross unrealised gains	—	—	377		298		313	247
Gross unrealised losses	—	—	(379)		(183)		(249)	(111)
	(2,863)	(1,415)	2,138		94		(1,303)	1,187
Interest rate contracts
Forward rate agreements
Gross unrealised gains	—	—	5		8		3	6
Gross unrealised losses	—	—	(4)		(3)		(4)	(4)
Swap agreements
Gross unrealised gains	512	467	1,112		1,825		1,569	2,127
Gross unrealised losses	(256)	(181)	(937)		(1,687)		(1,271)	(1,790)
Futures contracts
Gross unrealised gains	11	6	141		54		114	52
Gross unrealised losses	(6)	(4)	(138)		(52)		(111)	(43)
Options purchased	11	8	51		56		58	65
Options sold	—	—	(42)		(35)		(47)	(36)
Other contracts
Gross unrealised gains	—	—	—		—		—	—
Gross unrealised losses	—	—	—		—		—	—
	272	296	188		166		311	377
Credit contracts
Credit default swaps
Gross unrealised gains	6	42	111		44		92	37
Gross unrealised losses	(3)	(6)	(115)		(49)		(99)	(42)
	3	36	(4)		(5)		(7)	(5)
Total	(2,588)	(1,083)	2,322		255		(999)	1,559

(1)   The fair values of derivatives vary over time depending on movements in interest and exchange rates and the trading or hedging strategies used

(2)   The fair value of foreign exchange contracts trading is impacted by netting arrangements and timing of collateral paid under credit support agreements

The Group classifies derivatives into two types according to the purpose they are entered into: trading or hedging.

In addition to customer and trading activities, the Group uses, inter alia, derivatives to manage the risk associated with its balance sheet and future revenue streams. The principal objectives of asset and liability management are to hedge the market value of the Group’s capital and to manage and control the sensitivity of the Group’s income while maintaining acceptable levels of interest rate and liquidity risk.  The Group also uses a variety of foreign exchange derivatives to hedge against adverse movements in the value of foreign currency denominated assets and liabilities and future revenue streams.

Income and loss relating to trading derivatives is reported in the statement of financial performance as other operating income. The fair value of trading derivatives is recorded on a gross basis as other assets or other liabilities as appropriate unless there is a legal right of set off. The fair value of a derivative financial instrument is the net present value of future expected cash flows arising from that instrument.

In order to be classified as a hedging derivative the hedging relationship must be expected to be effective.

An effective hedging relationship is one where there is expected to be a high degree of negative correlation between changes in the fair value of the financial asset being hedged and the derivative nominated as the hedging instrument. This effectiveness is assessed on initial classification of the hedging relationship. A hedging relationship is either effective or non-effective in its entirety, no accounting adjustment is made for an assessed percentage of ineffectiveness. Where a hedging relationship is deemed effective it is accounted for in the same manner as the underlying asset or liability it is hedging.

During the year NZD0.7 billion hedge of NZD revenue were put in place to lock in historically high NZD exchange rates. Hedge contracts outstanding at 30 September 2005 totalled NZD4.4 billion (AUD 4.0 billion).

The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes, and those entered into for balance sheet hedging and revenue related hedging.

	Notional	Credit		Notional	Credit
	principal	equivalent	Fair	principal	equivalent	Fair
	amount	amount	value	amount	amount	value
Consolidated	2005	2005	2005	2004	2004	2004
	$m	$m	$m	$m	$m	$m
Foreign exchange and commodity contracts
Customer-related and trading purposes	211,169	4,676	2,138	210,814	4,511	94
Balance sheet hedging purposes	68,208	2,852	(2,904)	56,039	2,585	(1,371)
Revenue related hedging	3,957	80	41	3,486	49	(44)
	283,334	7,608	(725)	270,339	7,145	(1,321)
Interest rate contracts
Customer-related and trading purposes	408,901	2,902	188	340,108	3,163	166
Balance sheet hedging purposes	108,621	645	272	87,343	639	296
	517,522	3,547	460	427,451	3,802	462

Credit contracts
Customer-related and trading purposes	13,159	1,154	(4)	8,775	745	(5)
Balance sheet hedging purposes	2,278	1,775	3	2,968	2,636	36
	15,437	2,929	(1)	11,743	3,381	31
Total	816,293	14,084	(266)	709,533	14,328	(828)

Detailed below are the net deferred realised and unrealised gains and losses arising from other than trading contracts used to hedge interest rate exposure or to hedge anticipated transactions. These gains and losses are deferred only to the extent that there is an offsetting unrecognised gain or loss on the exposure being hedged. Deferred gains or losses are generally amortised over the expected term of the hedged exposure.

	Foreign Exchange		Interest Rate and Credit
	Contracts		Contracts		Total	Total
Consolidated	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m
Expected recognition in income
Within one year	7	(37)	45	71	52	34
One to two years	14	(14)	60	127	74	113
Two to five years	20	—	(5)	40	15	40
Greater than five years	—	—	(23)	(3)	(23)	(3)
	41	(51)	77	235	118	184

39: SECURITISATION

During the year ended 30 September 2005, the Group did not securitise any residential mortgage loans (2004: $1,481 million).

All securitised loans have been removed from the Group’s balance sheet and transferred to third party special purpose entities (SPEs).

The Group retains servicing and (for some loans) custodian responsibilities for the loans sold. Following a securitisation, the Group receives fees for servicing the loans, custodian fees, fees for facilities provided and any excess income derived by the SPE after interest has been paid to investors and net credit losses and expenses absorbed.

The Group does not hold any material retained interest in the loans that have been sold. There is no recourse against the Group if cash flows from the securitised loans are inadequate to service the obligations of the SPE except to the limited extent provided in the transaction documents through the provision of arm’s length services and facilities.

The securities issued by the SPEs do not represent deposits or other liabilities of the Company or the Group. Neither the Company nor the Group in any way stands behind the capital value or performance of the securities or the assets of the SPEs except to the limited extent provided in the transaction documents through the provision of arm’s length services and facilities.

The Group may also provide liquidity facilities and other forms of credit enhancement to ensure adequate funds are available to the SPEs. The facilities are undrawn. The Group also provides hedging facilities to the SPEs to mitigate interest rate and currency risks. All these transactions are completed on an arm’s length basis.

The following table summarises the cash flows from the SPEs to the Group in respect of assets securitised by the Group.

	2005	2004
	$m	$m
Proceeds from securitising loans	—	1,481
Servicing fees received	6	4
Other cash inflows	11	7

40: SEGMENT ANALYSIS

For management purposes the Group is organised into six major business segments including Personal, Institutional, New Zealand Business, Corporate, Esanda and UDC and Asia Pacific. An expanded description of the principal activities for each of the business segments is contained in the Glossary on pages 120 to 121.

A summarised description of each business segment is shown below:

Personal	Comprises the activities of Regional Commercial and Agribusiness Products, Banking Products, Consumer Finance, Wealth Management, Mortgages and other (including the branch network)

Institutional

Comprises businesses that provide a full range of financial services to the Group’s largest corporate and institutional customers including Corporate and Structured Financing, Client Relationship Group, Markets and Trade and Transaction Services

New Zealand Business

Provides a full range of banking services for personal, small business and corporate customers in New Zealand and comprises ANZ Retail, NBNZ Retail, Corporate Banking, Rural Banking and Central Support

Corporate	Comprises Corporate Banking, Business Banking and Small Business banking in Australia

Esanda and UDC	Provides vehicle and equipment finance, rental services and fixed and at call investments. Operates in Australia as Esanda and Esanda FleetPartners and in New Zealand as UDC and Esanda FleetPartners

Asia Pacific

Provides retail banking services in the Pacific region and Asia, including ANZ’s share of PT Panin Bank in Indonesia. This business excludes Institutional businesses in the Asia Pacific region that are included in the Institutional division.

As the composition of segments has changed over time, September 2004 comparatives have been adjusted to be consistent with the 2005 segment definitions. Comparatives for the year ended 30 September 2003 have not been provided because the data could not reasonably be disaggregated into the amended segments.

BUSINESS SEGMENT ANALYSIS(1), (2)

			New
Consolidated			Zealand		Esanda	Asia		Consolidated
30 September 2005	Personal	Institutional	Business	Corporate	and UDC	Pacific	Other(3)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	6,817	3,169	4,581	1,078	1,143	172	467	17,427
External interest expense	(1,585)	(2,581)	(2,932)	(623)	(695)	(163)	(3,050)	(11,629)
Net intersegment interest	(3,128)	174	(215)	242	(79)	154	2,852	—
Net interest income	2,104	762	1,434	697	369	163	269	5,798
Other external operating income	919	1,429	513	293	121	108	12	3,395
Share of net profit/loss of equity accounted investments	94	4	—	1	—	41	17	157
Net intersegment income	125	(30)	6	(94)	(9)	—	2	—
Operating income	3,242	2,165	1,953	897	481	312	300	9,350
Other external expenses	(1,363)	(623)	(950)	(232)	(162)	(172)	(1,013)	(4,515)
Net intersegment expenses	(276)	(143)	(5)	(62)	(26)	1	511	—
Operating expenses	(1,639)	(766)	(955)	(294)	(188)	(171)	(502)	(4,515)
Charge for doubtful debts	(198)	(139)	(92)	(66)	(62)	(23)	—	(580)
Income tax expense	(392)	(336)	(292)	(161)	(72)	(22)	41	(1,234)
Outside equity interests	—	(1)	—	—	—	(1)	(1)	(3)
Profit after income tax	1,013	923	614	376	159	95	(162)	3,018
Non-Cash Expenses
Depreciation	(119)	(18)	(49)	(6)	(16)	(10)	(87)	(305)
Amortisation of goodwill	—	—	—	—	—	—	(179)	(179)
Financial Position
Total external assets	106,043	70,901	60,157	21,263	15,405	2,890	16,526	293,185
Associate investments	15	52	151	40	—	152	1,462	1,872
Total external liabilities	44,340	53,350	53,426	24,110	13,306	5,811	79,354	273,697

(1)   Results are equity standardised

(2)   Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)   Includes Treasury, Operations, Technology & Shared Services, Corporate Centre, Risk Management, Group Financial Management and significant items

The following analysis details financial information by business segment.

BUSINESS SEGMENT ANALYSIS(1), (2)

			New
Consolidated			Zealand		Esanda	Asia		Consolidated
30 September 2004	Personal	Institutional	Business	Corporate	and UDC	Pacific	Other(3)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	5,784	2,782	3,002	919	1,060	167	403	14,117
External interest expense	(1,334)	(2,647)	(1,623)	(529)	(593)	(123)	(2,014)	(8,863)
Net intersegment interest	(2,538)	573	(168)	250	(107)	109	1,881	—
Net interest income	1,912	708	1,211	640	360	153	270	5,254
Other external operating income	828	1,355	453	274	103	102	131	3,246
Share of net profit/loss of equity accounted investments	84	1	—	1	1	45	13	145
Net intersegment income	118	(23)	6	(86)	(8)	—	(7)	—
Operating income	2,942	2,041	1,670	829	456	300	407	8,645
Other external expenses	(1,263)	(576)	(801)	(214)	(159)	(145)	(868)	(4,026)
Net intersegment expenses	(270)	(144)	(17)	(66)	(27)	2	522	—
Operating expenses	(1,533)	(720)	(818)	(280)	(186)	(143)	(346)	(4,026)
Charge for doubtful debts	(183)	(160)	(97)	(61)	(67)	(23)	(41)	(632)
Income tax expense	(343)	(303)	(242)	(147)	(60)	(20)	(53)	(1,168)
Outside equity interests	—	(1)	—	—	—	(3)	—	(4)
Profit after income tax	883	857	513	341	143	111	(33)	2,815
Non-Cash Expenses
Depreciation	(112)	(19)	(52)	(6)	(25)	(10)	(85)	(309)
Amortisation of goodwill	—	—	—	—	—	—	(146)	(146)
Financial Position
Total external assets	93,232	60,144	53,434	19,098	14,524	2,446	16,467	259,345
Associate investments	14	55	2	14	1	176	1,698	1,960
Acquisition of NBNZ assets including goodwill	—	11,225	28,521	—	—	—	3,265	43,011
Total external liabilities	40,454	48,747	47,247	21,836	12,261	5,298	65,577	241,420

(1)   Results are equity standardised

(2)   Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)   Includes Treasury, Operations, Technology & Shared Services, Corporate Centre, Risk Management and Group Financial Management

The following analysis details financial information by geographic location.

GEOGRAPHIC SEGMENT ANALYSIS(4),(5)

Consolidated	2005		2004		2003
	$m	%	$m	%	$m	%
Income
Australia	13,496	64	11,767	67	9,508	73
New Zealand	6,211	30	4,632	27	2,149	17
Overseas markets	1,272	6	1,109	6	1,366	10
	20,979	100	17,508	100	13,023	100
Total assets
Australia	195,500	67	170,455	66	151,538	77
New Zealand(6)	78,474	27	69,801	27	25,696	13
Overseas markets	19,211	6	19,089	7	18,357	10
	293,185	100	259,345	100	195,591	100
Net profit before tax(7)
Australia	2,975	70	2,785	70	2,371	72
New Zealand	832	20	763	19	495	15
Overseas markets	448	10	439	11	411	13
	4,255	100	3,987	100	3,277	100

(4)   Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(5)   The geographic segments represent the locations in which the transaction was booked

(6)   2004 amount includes NBNZ assets, including goodwill acquired of $3.1 billion

(7)   Includes outside equity interests

41: NOTES TO THE STATEMENTS OF CASH FLOWS

a) Reconciliation of net profit after income tax to net cash provided by operating activities

Consolidated			The Company
2005	2004	2003	2005	2004
$m	$m	$m	$m	$m

		Inflows		Inflows
		(Outflows)		(Outflows)
Net profit after income tax	3,018	2,815	2,348	2,227	1,972
Adjustments to reconcile net profit after income tax to net cash provided by operating activities
Provision for doubtful debts	580	632	614	388	433
Depreciation and amortisation	484	455	265	230	220
Provision for employee entitlements, restructuring and other provisions	556	429	219	363	352
Payments from provisions	(498)	(395)	(349)	(334)	(390)
(Profit) loss on sale of premises and equipment	22	5	5	25	5
Provision for surplus lease space	—	7	(11)	—	7
Unrealised (gain) loss on revaluation of treasury instruments	(723)	(169)	262	51	(535)
Net decrease (increase)
Trading securities	(821)	514	1,669	(523)	(1,147)
Interest receivable	88	(478)	(189)	(8)	(326)
Accrued income	4	—	51	8	—
Tax balances	162	921	(386)	246	817
Amortisation of discounts/premiums included in interest income	(93)	(27)	(19)	(12)	16
Net increase (decrease)
Interest payable	214	605	180	105	377
Accrued expenses	52	75	69	82	(49)
Other	(15)	(139)	(109)	(9)	(7)
Total adjustments	12	2,435	2,271	612	(227)
Net profit after income tax	3,030	5,250	4,619	2,839	1,745

b) Reconciliation of cash and cash equivalents

Cash and cash equivalents include liquid assets and amounts due from other financial institutions with an original term to maturity of less than 90 days. Cash and cash equivalents at the end of the financial year as shown in the statements of cash flows are reconciled to the related items in the statements of financial position as follows

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Liquid assets – less than 90 days	9,600	4,998	5,509	5,315	2,408
Due from other financial institutions – less than 90 days	4,102	2,856	1,806	2,584	1,834
	13,702	7,854	7,315	7,899	4,242

c) Acquisitions

	Consolidated
	2005	2004	2003
	$m	$m	$m
Details of aggregate assets and liabilities of controlled entities and branches acquired by the Group are as follows:
Fair value of net assets acquired
Liquid assets	—	842	—
Due from other financial institutions	—	2,737	—
Net loans and advances	—	32,215	—
Trading securities	—	1,742	—
Investment securities	—	225	—
Other assets	—	1,815	—
Premises and equipment	—	169	—
Due to other financial institutions	—	(1,151)	—
Payables and other liabilities	—	(2,588)	—
Deposits and other borrowings	—	(32,352)	—
Provisions	—	(115)	—
Unsubordinated debt	—	(1,179)	—
Loan capital	—	(514)	—
Fair value of net assets acquired	—	1,846	—
Goodwill on acquisition	—	3,266	—
Consideration paid	—	5,112	—
Cash consideration paid	—	4,842	—
Foreign currency translation	—	270	—

d) Non-cash financing and investing activities

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Share capital issues
Dividend reinvestment plan	153	135	115	153	135

e) Financing arrangements

	Consolidated
	2005		2004
	Available	Unused	Available	Unused
	$m	$m	$m	$m
Financing arrangements which are available under normal financial arrangements
Credit standby arrangements
Standby lines	865	851	889	884
Other financing arrangements
Over drafts and other financing arrangements	3,694	890	4,115	433
Total finance available	4,559	1,741	5,004	1,317

42: CONTROLLED ENTITIES

	Incorporated in	Nature of Business
All controlled entities are 100% owned unless otherwise noted.
The material controlled entities of the Group are:
Amerika Samoa Bank	America Samoa	Banking
ANZ Capel Court Limited	Australia	Investment Banking
ANZ Capital Funding Pty Ltd	Australia	Funding
ANZ Capital Hedging Pty Ltd	Australia	Hedging
ANZcover Insurance Pty Ltd	Australia	Self-Insurance
ANZ (Delaware) Inc	USA	Finance
ANZ Executors & Trustee Company Limited	Australia	Trustee/Nominee
ANZ Financial Products Pty Ltd	Australia	Investment
ANZ Funds Pty Ltd	Australia	Holding Company
ANZ Bank (Europe) Limited*	England	Banking
ANZ Bank (Samoa) Limited*	Samoa	Banking
ANZ Holdings (New Zealand) Limited*	New Zealand	Holding Company
ANZ National Bank Limited*	New Zealand	Banking
ANZ National (Int’l) Limited*	New Zealand	Finance
Arawata Finance Limited*	New Zealand	Finance
Arawata Capital Limited*	New Zealand	Investment
APAC Investments Limited*(1)	New Zealand	Finance
Burnley Investments Limited*	New Zealand	Investment
Cortland Finance Limited*	New Zealand	Investment
Arawata Holdings Limited*	New Zealand	Holding Company
Harcourt Corporation Limited*	New Zealand	Investment
Airlie Investments Limited*	New Zealand	Investment
Nerine Finance No. 2(1)	New Zealand	Finance
Endeavour Finance Limited*	New Zealand	Finance
Tui Endeavour Limited*	New Zealand	Finance
National Bank of New Zealand Custodians Limited*	New Zealand	Custodians
Alos Holdings Limited*	New Zealand	Investment
NBNZ Holdings Ltd*	New Zealand	Holding Company
Tui Securities Limited*	New Zealand	Investment
UDC Finance Limited*	New Zealand	Finance
Truck Leasing Limited*	New Zealand	Leasing
ANZ International (Hong Kong) Limited*	Hong Kong	Holding Company
ANZ Asia Limited*	Hong Kong	Banking
ANZ Bank (Vanuatu) Limited*	Vanuatu	Banking
ANZ International Private Limited*	Singapore	Holding Company
ANZ Singapore Limited*	Singapore	Merchant Banking
ANZ Royal Bank (Cambodia) Limited*(1)	Cambodia	Banking
Bank of Kiribati Ltd*(1)	Kiribati	Banking
LFD Limited	Australia	Holding Company
Minerva Holdings Limited*	England	Holding Company
ANZEF Limited*	England	Finance
Votraint No. 1103 Pty Limited	Australia	Investment
ANZ Investment Holdings Pty Ltd	Australia	Investment
530 Collins Street Property Trust	Australia	Investment
ANZ Lenders Mortgage Insurance Pty Limited	Australia	Mortgage Insurance
ANZ Orchard Investments Pty Ltd	Australia	Holding Company
ANZ Rural Products Pty Ltd	Australia	Investment
Australia and New Zealand Banking Group (PNG) Limited*	Papua New Guinea	Banking
Esanda Finance Corporation Limited	Australia	General Finance
Fleet Partners Pty Limited	Australia	Finance
NMRSB Pty Ltd	Australia	Investment
PT ANZ Panin Bank*(1)	Indonesia	Banking
Upspring Limited*	England	Investment

*      Audited by overseas KPMG firms

(1)   Outside equity interests hold ordinary shares or units in the controlled entities listed above as follows: Bank of Kiribati - 150,000 $1 ordinary shares (25%) (2004 : 150,000 $1 ordinary shares 25%); PT ANZ Panin Bank – 7,500 IDR 1M shares (15%) (2004: 7,500 IDR 1M shares 15%); Nerine Finance No. 2 - 3,650 NZ$100,000 redeemable preference shares (42%) (2004: 3,650 NZ$100,000 redeemable preference shares 42%); ANZ Royal Bank (Cambodia) Limited – 8,100,000 $1 ordinary shares (45%); APAC Investments Limited – 3,500 $1 ordinary shares (35%)

43: ASSOCIATES

Significant associates of the Group are as follows:

	Ownership
	Interest	Voting	Incorporated	Carrying Value(6)	Reporting	Principal
	held	Interest	in	$m	date	activity
PT Panin Indonesia Bank(1)	29%	29%	Indonesia	133	31 December	Banking
Bush’s International Pty Ltd(2)	15%	15%	Australia	22	30 June	Manufacturing
Metrobank Card Corporation Inc(3)	40%	40%	Philippines	17	31 December	Cards Issuing
ETrade Australia Limited(4)	34%	34%	Australia	15	30 June	Online Stockbroking
Sleepmaster Pty Ltd(5)	70%	49%	Australia	11	30 June	Manufacturing
Other associates				64
Total shares in associates				262

(1)          An associate from 1 April 2001. In 2004 the Group exercised options over a further 18% of PT Panin Indonesia Bank

(2)          An associate from 21 June 2005

(3)          An associate from 9 October 2003

(4)          An associate from 1 October 2002

(5)          An associate from 10 December 2004

(6)          2004 carrying values as follows: PT Panin Indonesia Bank $160 million, Metrobank Card Corporation Inc $16 million, ETrade $14 million, and Other associates $73 million. Total $263 million

44: INTERESTS IN JOINT VENTURE ENTITIES

The Group has interests in joint venture entities as follows:

	Interest		Voting		Incorporated	Carrying Value	Reporting	Principal
	held		Interest		in	$m	date	activity
ING Australia Limited(1)	49	%(2)	49	%(2)	Australia	1,479	31 December	Funds
								Management
								and Insurance
ING (NZ) Holdings Limited(3)	49	%(4)	50	%(4)	New Zealand	131	31 December	Funds
								Management
								and Insurance
Total interests in Joint Venture entities						1,610

(1)   A joint venture entity from 1 May 2002

(2)   This represents the Group’s 49% share of the assets and liabilities of ING Australia Limited. The Group has joint control of the joint venture, and accordingly the entity is not consolidated.

Key details of the joint venture are:

•      ING Australia Limited is owned 51% by ING Group and 49% by ANZ.

•      Both shareholders have an equal say in strategic decisions with a number of matters requiring the approval of both Shareholders (ie require unanimous approval).

These include major items of capital expenditure, acquisitions or disposals in excess of $20 million and changes to the Board structure.

•      Equal board representation with four Group nominees and four ING Group nominees. All key issues (including business plans, major capital expenditure, acquisitions etc) require unanimous Board approval.

•      Refer to Critical Accounting Policies item f) for details regarding valuation of investment in ING Australia Limited.

The Joint Venture includes the majority of the Group’s and ING’s funds management and insurance activities in Australia.

(3)   A joint venture entity from 30 September 2005

(4)   This represents the Group’s 49% share of assets and liabilities of ING (NZ) Holdings Limited. The Group has joint control of the joint venture, and accordingly the entity is not consolidated.

Key details of the joint venture are:

•      ING (NZ) Holdings Limited is owned 51% by ING Group and 49% by ANZ.

•      Both shareholders have an equal say in strategic decisions with a number of matters requiring the approval of both shareholders (ie require unanimous approval). These include major items of capital expenditure, acquisitions or disposals in excess of $20 million and changes to the Board structure.

•      Equal board representation with four Group nominees and four ING Group nominees. All key decisions (including business plans, major capital expenditure, acquisitions etc) require unanimous Board approval.

The joint venture includes the majority of the Group’s and ING’s funds management and insurance activities in New Zealand.

	ING Australia Limited		ING (NZ) Holdings Limited		Total
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m
Retained profits attributable to the joint venture entity
At the beginning of the year	116	57	—	—	116	57
At the end of the year	141	116	—	—	141	116
Movement in the carrying amount of the joint venture entity
Carrying amount at the commencement of the year/from acquisition	1,697	1,648	—	—	1,697	1,648
Carrying amount at the commencement of the joint venture entity	n/a	n/a	131	—	131	—
Share of net profit	107	97	—	—	107	97
Completion accounts adjustment	—	(10)	—	—	—	(10)
Dividend received	(82)	(38)	—	—	(82)	(38)
Capital return	(245)	—	—	—	(245)	—
Foreign currency translation adjustment	2	—	—	—	2	—
Carrying amount at the end of the year	1,479	1,697	131	—	1,610	1,697
Share of assets and liabilities(1)
Investments	11,424	10,301	98	—	11,522	10,301
Other assets	904	768	133	—	1,037	768
Total assets	12,328	11,069	231	—	12,559	11,069
Policy holder liabilities	10,710	9,565	60	—	10,770	9,565
Other liabilities	720	375	23	—	743	375
Total liabilities	11,430	9,940	83	—	11,513	9,940
Net assets	898	1,129	148	—	1,046	1,129
Share of revenues, expenses and results
Revenues	430	386	—	—	430	386
Expenses	(239)	(220)	—	—	(239)	(220)
Profit from ordinary activities before income tax	191	166	—	—	191	166
Income tax expense	(41)	(28)	—	—	(41)	(28)
Profit from ordinary activities after income tax	150	138	—	—	150	138
Amortisation of notional goodwill	(43)	(41)	—	—	(43)	(41)
Net equity accounted profit	107	97	—	—	107	97
Share of commitments
Lease commitments	163	173	3	—	166	173
Other commitments	9	16	—	—	9	16
Total expenditure commitments	172	189	3	—	175	189
Share of contingent liabilities(2)	80	73	—	—	80	73

(1)

This represents the Group’s share of the assets and liabilities of ING Australia Limited and ING (NZ) Holdings Limited, less outside equity interests and including goodwill on acquisition of ANZ Funds Management entities

(2)	This represents Deeds of Subordination with ASIC and buyer of last resort

45: FIDUCIARY ACTIVITIES

The Group conducts investment fiduciary activities for trusts, including deceased estates. These trusts have not been consolidated as the Company does not have direct or indirect control.

Where the Company or its controlled entities incur liabilities in respect of these operations as trustee, where the primary obligation is incurred in an agency capacity as trustee of the trust rather than on the Group’s own account, a right of indemnity exists against the assets of the applicable funds or trusts. As these assets are sufficient to cover the liabilities and it is therefore not probable that the Company or its controlled entities will be required to settle the liabilities, the liabilities are not included in the financial statements.

The aggregate amounts of funds concerned are as follows:

	2005	2004
	$m	$m
Trusteeships	1,927	1,632

Funds management activities are conducted through the ING Australia Joint Venture and certain subsidiaries of ANZ National Bank Limited. During the period, ANZ National Bank Limited and ING in New Zealand established the ING NZ Joint Venture. In doing so, ANZ National Bank Limited transferred some of its managed funds activities into the new joint venture and INGA transferred its NZ business.

As at 30 September 2005, the ANZ/ING Australia Joint Venture had funds under management of $34,569 million (30 September 2004: $35,780 million), the ING NZ Joint Venture had funds under management of $6,839 million (30 September 2004: $nil) and certain subsidiaries of ANZ National Bank Limited had funds under management of $3,371 million (30 September 2004: $3,764 million).

Custodian services are conducted through ANZ Custodian Services. As at 30 September 2005, ANZ Custodian Services had funds under custody of $98.3 billion (30 September 2004: $59.8 billion).

46: COMMITMENTS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Capital expenditure
Contracts for outstanding capital expenditure
Not later than 1 year	80	60	26	20
Later than 1 year but not later than 5 years	—	—	—	—
Total capital expenditure commitments	80	60	26	20
Lease rentals
Future rentals in respect of leases
Land and buildings
Not later than 1 year	205	201	136	135
Later than 1 year but not later than 5 years	547	495	390	336
Later than 5 years	431	442	405	405
	1,183	1,138	931	876
Furniture and equipment
Not later than 1 year	21	13	13	7
Later than 1 year but not later than 5 years	21	19	13	12
	42	32	26	19
Total lease rental commitments	1,225	1,170	957	895
Total commitments	1,305	1,230	983	915

The Group leases land and buildings under operating leases expiring from one to five years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria. Contingent rentals are not included in lease rental commitments, are not provisioned for due to their immateriality, therefore are expensed as incurred.

47: CONTINGENT LIABILITIES, CONTINGENT ASSET AND CREDIT RELATED COMMITMENTS

CREDIT RELATED COMMITMENTS

The credit risk of the following facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

The majority of undrawn facilities are subject to customers maintaining specific credit standards. The amount does not necessarily represent future cash requirements as many of these facilities are expected to be partially used or to expire unused.

	Consolidated		The Company		Controlled Entities
	2005	2004	2005	2004	2005	2004
	Contract	Contract	Contract	Contract	Contract	Contract
	amount	amount	amount	amount	amount	amount
	$m	$m	$m	$m	$m	$m
Undrawn facilities	87,319	78,851	68,491	62,118	18,828	16,733
Underwriting facilities	—	63	—	—	—	63
	87,319	78,914	68,491	62,118	18,828	16,796

CONTINGENT LIABILITIES

The qualitative details of the estimated maximum amount of contingent liabilities that may become payable relate to non-customer contingent liabilities. These contingent liabilities relate to transactions that the Group has entered into as principal. By contrast, the quantitative tabular presentation relates to customer contingent liabilities, ie direct credit substitutes and trade and performance related items. Hence, as the contingent liabilities refer to different aspects of Group operations, there are no reconciling items.

Guarantees, Credit derivatives – sold, Standby letters of credit, Bill endorsements and Other are classified by APRA as direct credit substitutes and exhibit the same credit risk characteristics as a direct extension of credit. The maximum potential amount of future payments represents the contract amount that could be lost if the counterparty fails to meet its financial obligations.

Documentary letters of credit involve the issue of letters of credit guaranteeing payment in favour of an exporter secured against an underlying shipment of goods or backed by a confirmatory letter of credit from another bank.

Performance related contingents are liabilities that oblige the Group to make payments to a third party should the customer fail to fulfil the non-monetary terms of the contract.

The Group guarantees the performance of customers by issuing standby letters of credit and guarantees to third parties. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers, therefore these transactions are subjected to the same credit origination, portfolio management and collateral requirements for customers applying for loans. As the facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements.

The credit risk of these facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	Consolidated		The Company		Controlled Entities
	2005	2004	2005	2004	2005	2004
	Contract	Contract	Contract	Contract	Contract	Contract
	amount	amount	amount	amount	amount	amount
	$m	$m	$m	$m	$m	$m
Guarantees	4,878	5,065	4,744	4,923	134	142
Credit derivatives – sold	1,775	2,636	1,775	2,636	—	—
Standby letters of credit	1,446	1,057	1,277	1,036	169	21
Bill endorsements	125	168	125	168	—	—
Documentary letters of credit	3,015	2,262	2,763	2,045	252	217
Performance related contingents	10,160	9,625	9,864	9,352	296	273
Other	1,433	1,336	1,128	931	305	405
Total contingent liabilities	22,832	22,149	21,676	21,091	1,156	1,058

The details and estimated maximum amount of contingent liabilities that may become payable are set out below.

i)                Clearing and Settlement Obligations

In accordance with the clearing and settlement arrangements set out:

•      in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System, the Consumer Electronic Clearing System and the High Value Clearing System (HVCS), the Company has a commitment to rules which could result in a bilateral exposure and loss in the event of a failure to settle by a member institution; and

•      in the Austraclear System Regulations, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution. For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

ii)            Nominee Activities

The Group will indemnify each customer of controlled entities engaged in nominee activities against loss suffered by reason of such entities failing to perform any obligation undertaken by them to a customer.

iii)        Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system. This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

iv)           Contingent Tax Liability

The Group in Australia was during the year subjected to client risk reviews by the Australian Taxation Office (ATO) across a broad spectrum of matters, as part of normal ATO procedures. The reviews mainly covered years up to 2003.

Some matters have been listed by the ATO for further investigation.

The ATO is also reviewing the taxation treatment of certain other transactions undertaken by the Group in the course of normal business activities.

In addition, at the Company’s request the ATO is reviewing the taxation treatment of the sale of Grindlays in 2000. It is also reviewing the transfer of the life and funds management businesses into the joint venture with ING in 2002.

During the year the Company and the ATO settled the remaining outstanding issues from the large case tax audit which commenced in 1995. The settlement was within existing provisions.

The Group in New Zealand is being audited by the Inland Revenue Department (IRD) as part of normal revenue authority procedures, with a particular focus on certain kinds of structured finance transactions. The IRD has issued Notices of Proposed Adjustment (the ‘Notices’) in respect of some of those structured finance transactions. The Notices are not tax assessments and do not establish a tax liability, but are the first step in a formal disputes process. In addition, some tax assessments have been received. Should the same position be adopted by the IRD on the remaining transactions of that kind as reflected in the Notices and tax assessments received, the maximum potential tax liability would be approximately NZD432 million (including interest tax effected) for the period to 30 September 2005. Of that maximum potential liability, approximately NZD124 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the National Bank of New Zealand and which relate to transactions undertaken by the National Bank of New Zealand before December 2003.

General or issue-specific audits and other investigations are being undertaken by revenue authorities in the United States, the United Kingdom and in other jurisdictions as part of normal revenue authority activity in those countries.

The Company has assessed these and other taxation claims arising in Australia, New Zealand and elsewhere, including seeking independent advice where appropriate, and believes that it holds appropriate provisions.

v)               Sale of Grindlays businesses

On July 31 2000, ANZ completed the sale to Standard Chartered Bank (“SCB”) of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries, for USD1.3 billion in cash. ANZ provided warranties and certain indemnities relating to those businesses and, where it anticipated that payments would be likely under the warranties or indemnities, made provisions to cover the anticipated liability. The issues below have not impacted the reported results. All settlements and costs have been covered within the provisions established at the time. ANZ remains liable in relation to the Foreign Exchange Regulation Act (FERA) and differential cheques matters described below.

FERA

In 1991, amounts of INR 689m (AUD 21m) were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India, mainly to the convertible vostro account at Girobank, maintained at Bombay. These transactions may not have complied with the provisions of the Foreign Exchange Regulation Act, 1973. Grindlays, on its own initiative, brought these transactions to the attention of the Reserve Bank of India. The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties. Grindlays has commenced proceedings in the courts contesting the validity of these notices. In November 1998 the Bombay High Court dismissed the writ petitions. In March 1999 the Supreme Court granted leave to appeal and ordered that, pending the disposal of the appeals, the prosecutions and adjudications against the officers shall not be proceeded with further. Final hearing of the appeals before the Supreme Court of India is expected in late 2005.

Differential Cheques

In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions Grindlays had entered into with counterparty banks. These orders, requiring Grindlays to show cause why the payments made by the stockbroker should not be set aside on the grounds that they were not made in the ordinary course of business and were not genuine, had directed repayment of Indian Rupees 24 million (AUD 0.7m), plus interest accruing at 24% since 1991. The Custodian has yet to file an appeal against this judgment. Grindlays is awaiting the outcome of proceedings in relation to a further ten payments received by it in 1991 in similar circumstances totalling Indian Rupees 202 million (AUD 6.0m), including interest at 24% this is approximately Indian Rupees 884 million (AUD 26.4 m).

In addition, ANZ provided an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities were not provided for in the Grindlays accounts as at 31 July 2000. Claims have been made under this indemnity also, with no material impact on the Group expected.

vi)                    Pursuant to class order 98/1418 (as amended) dated 13 August 1998, relief was granted to a number of wholly owned controlled entities from the Corporations Act 2001 requirements for preparation, audit, and publication of individual financial statements. The results of these companies are included in the consolidated Group results. The entities to which relief was granted are:

•	ANZ Properties (Australia) Pty Ltd(1)	•	Alliance Holdings Pty Ltd(1)	•	E S & A Holdings Pty Ltd(1)
•	ANZ Capital Hedging Pty Ltd(1)	•	Jikk Pty Ltd(1)	•	ANZ Funds Pty Ltd(1)
•	ANZ Nominees Ltd(1)	•	ANZ Orchard Investments Pty Ltd(2)	•	Votraint No. 1103 Pty Ltd(2)
•	ANZ Infrastructure Investments Limited(3)	•	ANZ Securities (Holdings) Limited(3)

(1)          Relief granted on 21 August 2001

(2)          Relief granted on 13 August 2002

(3)          Relief granted on 9 September 2003

It is the condition of the class order that the Company and each of the above controlled entities enter into a Deed of Cross Guarantee. A Deed of Cross Guarantee under the class order was lodged and approved by the Australian Securities and Investments Commission. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up any of the controlled entities under certain provisions of the Corporations Act 2001. The Company will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Company is wound up. The consolidated statement of financial performance and consolidated statement of financial position of the Company and its wholly owned controlled entities which have entered into the Deed of Cross Guarantee are:

	Consolidated
	2005	2004
	$m	$m
Profit before tax	3,107	3,017
Income tax expense	(754)	(771)
Profit after income tax	2,353	2,246
Retained profits at start of year (1)	6,825	6,100
Total available for appropriation	9,178	8,346
Ordinary share dividends provided for or paid	(1,877)	(1,598)
Transfer from reserves	—	224
Retained profits at end of year	7,301	6,972
Assets
Liquid assets	7,193	3,747
Investment securities	5,398	6,107
Net loans and advances	153,461	134,566
Other assets	40,591	35,806
Premises and equipment	1,132	1,114
Total assets	207,775	181,340
Liabilities
Deposits and other borrowings	113,089	99,811
Income tax liability	1,566	1,551
Payables and other liabilities	74,746	62,713
Provisions	650	618
Total liabilities	190,051	164,693
Net assets	17,724	16,647
Shareholders’ equity(2)	17,724	16,647

(1)          The Companies included in the class order changed in 2005, accordingly retained profits did not carry forward in 2005

(2)          Shareholders’ equity excludes retained profits and reserves of controlled entities within the class order

vii)                 The Company has guaranteed payment on maturity of the principal and accrued interest of commercial paper notes issued by ANZ (Delaware) Inc. of $6,400 million as at 30 September 2005 (2004: $7,081 million).

viii)              The Company is party to an underpinning agreement with ANZ National Bank Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by ANZ National Bank Limited to individual customers which exceed 35% of ANZ National Bank Limited’s capital base.

ix)                      The Company is party to an underpinning agreement with Australia and New Zealand Banking Group (PNG) Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by Australia and New Zealand Banking Group (PNG) Limited to individual customers which exceed 25% of Australia and New Zealand Banking Group (PNG) Limited’s capital base.

x)                         On 10 March 2005, leave was given by the High Court in London to certain parties to make a claim against ANZ over its role in 1996 as arranger and escrow agent in respect of a buyback of Nigerian Government bills of exchange (“the Noga claim”). The claim was disclosed by ANZ in view of its potential size (DEM 973 million [$833 million at 31 March 2005 exchange rates] plus interest). ANZ considered the Noga claim to be opportunistic and that the chances of it being successful were very remote. ANZ took the opportunity to settle the proceedings at an early stage at a level which is not material to the bank.

GENERAL

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified. Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made. The gross amounts of accruals made for material litigation contingencies is $233 million (2004: $168 million).

Contingent Asset

National Housing Bank

In 1992, Grindlays received a claim aggregating approximately Indian Rupees 5.06 billion from the National Housing Bank (NHB) in India. The claim arose out of cheques drawn by NHB in favour of Grindlays, the proceeds of which were credited to the account of a Grindlays customer.

Grindlays won an arbitration award in March 1997, under which NHB paid Grindlays an award of Indian Rupees 9.12 billion. NHB subsequently won an appeal to the Special Court of Mumbai, after which Grindlays filed an appeal with the Supreme Court of India. Grindlays paid the disputed money including interest into court. Ultimately, the parties settled the matter and agreed to share the moneys paid into court which by then totalled Indian Rupees 16.45 billion (AUD 661 million at 19 January 2002 exchange rates), with Grindlays receiving Indian Rupees 6.20 billion (AUD 248 million at 19 January 2002 exchange rates) of the disputed monies. ANZ in turn received a payment of USD124 million (USD equivalent of the Indian Rupees received by Grindlays) from Standard Chartered Bank under the terms of an indemnity given in connection with the sale of Grindlays to Standard Chartered Bank.

ANZ Claims

ANZ is pursuing two separate actions arising from the above.

(a)  A $130 million plus compound interest claim against its insurers. $130 million is the balance of the limit of indemnity under ANZ’s insurance arrangements for the 1991–92 policy year.

The proceedings, in the Supreme Court of Victoria, are against ANZ’s captive insurance company ANZcover Insurance Pty Ltd (ANZcover). ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries. ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market. ANZcover has no retained exposure to the NHB claim, which is fully reinsured, save for a small exposure arising from the insolvency of some reinsurers in the London market.

The insurers contest liability and the proceedings remain on foot. The trial before the Supreme Court of Victoria is scheduled to be heard in early 2006.

(b)  ANZ is entitled to share with NHB in the proceeds of any recovery from the estate of the customer whose account was credited with the cheques drawn by NHB. However, the Indian Taxation Department is claiming a statutory priority to all of the funds available for distribution to creditors of that customer.

No amounts receivable under either of these actions have been recognised in these accounts, except for $0.9 million which has been received from insurers, by way of settlement or distributions from schemes of arrangement, representing, in aggregate, $1.1 million of indemnity.

48: SUPERANNUATION COMMITMENTS

A number of pension and superannuation schemes have been established by the Group worldwide. The Group may be obliged to contribute to the schemes as a consequence of legislation and provisions of trust deeds. Legal enforceability is dependent on the terms of the legislation and trust deeds. The major schemes with assets in excess of $25 million are:

Contribution levels
Country	Scheme	Scheme type	Employee	Employer
Australia	ANZ Australian Staff Superannuation Scheme(1),(2)	Defined Contribution Scheme Section C(3)	optional(7)	Balance of cost(9)
or
		Defined Contribution Scheme Section A	optional	9% of salary(10)
or
		Defined Benefit Scheme Pension Section(4)	nil	Balance of cost(11)

New Zealand	ANZGROUP (New Zealand) Staff Superannuation Scheme(1),(2)	Defined Benefit Scheme(5)	nil	Balance of cost(12)
or
		Defined Contribution Scheme	minimum of 2.5% of salary	7.5% of salary(13)
	National Bank Staff	Defined Benefit Scheme(6)	5.0% of salary	Balance of cost(14)
	Superannuation Fund(1),(2)	or
		Defined Contribution Scheme	minimum of 2.0% of salary	11.2% of salary(15)

England	ANZ UK Staff Pension Scheme(1)	Defined Benefit Scheme	5.0% of salary(8)	Balance of cost(16)

Balance of cost: the Group’s contribution is assessed by the actuary after taking account of members’ contributions and the value of the schemes’ assets

(1)    These schemes provide for pension benefits

(2)    These schemes provide for lump sum benefits

(3)    Closed to new members in 1997

(4)    Closed to new members. Operates to make pension payments to retired members or their dependents

(5)    Closed to new members on 31 March 1990. Operates to make pension payments to retired members of that section of the scheme or their dependents

(6)    Closed to new members on 1 October 1991

(7)    Optional but with minimum of 1% of salary

(8)    From 1 October 2003, members of the Senior Management section commenced contributions at the rate of 5% of salary, and all new members at the rate of 5% of salary

(9)    As determined by the Trustee on the recommendation of the actuary – currently 9% (2004: 9%) of members’ salaries

(10)  2004: 9% of salary

(11)  As determined by the Trustee on the recommendation of the actuary – currently nil (2004: nil)

(12)  As recommended by the actuary – currently nil (2004: nil)

(13)  2004: 7.5% of salary

(14)  As recommended by the actuary – currently 22.3% (2004: 22.3%) of members’ salaries

(15)  2004: 11.2% of salary

(16)  The Group recommenced contributions to the Scheme, effective from 1 October 2003. Contributions are currently 25% of pensionable salaries. Additional half yearly contributions of GBP 500,000 for 15 years have commenced, with the first payment made in November 2004

The details of defined benefit sections of the schemes are as follows:

				Excess of
			Net market	net market
			value of	value of assets
2005	Employer’s	Accrued	assets held	over accrued	Vested
Schemes	contribution	benefits	by scheme	benefits	benefits
	$m	$m	$m	$m	$m
ANZ Australian Staff Superannuation Scheme
Pension Section(1)	—	40	35	(5)	40
ANZ UK Staff Pension Scheme(1)	11	855	811	(44)	835
ANZ Group (New Zealand) Staff Superannuation Scheme(1)	—	6	6	—	6
National Bank Staff Superannuation Fund(2)	7	173	165	(8)	176
Other (3),(4)	1	6	5	(1)	7
Totals	19	1,080	1,022	(58)	1,064

(1)          Amounts were measured at 31 December 2004

(2)          Amounts were measured at 31 March 2005

(3)          Amounts were measured at 30 September 2005

(4)          Other includes the defined benefit arrangements in Japan, Philippines and Taiwan

				Excess of
			Net market	net market
			value of	value of assets
2004	Employer’s	Accrued	assets held	over accrued	Vested
Schemes	contribution	benefits	by scheme	benefits	benefits
	$m	$m	$m	$m	$m
ANZ Australian Staff Superannuation Scheme	—	41	35	(6)	41
Pension Section(1)
ANZ UK Staff Pension Scheme(1)	8	869	844	(25)	844
ANZ Group (New Zealand) Staff Superannuation Scheme(2)	—	6	6	—	6
National Bank Staff Superannuation Fund(3)	3	175	164	(11)	179
Other (4)	1	3	4	1	7
Totals	12	1,094	1,053	(41)	1,077

(1)          Amounts were measured at 31 December 2003

(2)          Amounts were measured at 30 June 2004

(3)          Amounts were measured at 30 September 2004

(4)          Other includes the defined benefit arrangements in Japan, Philippines and Taiwan

ANZ Australian Staff Superannuation Scheme Pension Section

The Pension Section of the ANZ Australian Staff Superannuation Scheme is closed to new members. A full actuarial valuation, conducted by the Scheme Actuary, Russell Employee Benefits, as at 31 December 2004 showed a deficit of $5 million and the expectation is that this deficit has remained materially unchanged since that date.

The Group has no present liability under the Scheme’s Trust Deed to commence contributions or fund the deficit. An interim actuarial valuation will be conducted as at 31 December 2005, at which time the funding position will be reassessed. The next full actuarial valuation is due to be conducted as at 31 December 2007.

ANZ UK Staff Pension Scheme

The deficit disclosed above for the UK Staff Pension Scheme has been determined for the purpose of AASB1028 “Employee Benefits”.

Consulting actuaries Watson Wyatt LLP have advised that as at 31 December 2003 the Scheme would have met the minimum funding requirement (MFR) test as defined in UK legislation, being 115% funded on that basis. Following an interim actuarial valuation of the Scheme at 31 December 2004, the actuary expects the Scheme’s funding level to be comfortably within the MFR and statutory surplus limits.

The Group has no present liability under the Scheme’s Trust Deed to fund the deficit, but it does have a contingent liability if the Scheme was wound up. If this were to happen, the Trustee would be able to pursue the Bank for additional contributions under the UK Employer Debt Regulations. This is calculated based on an insurance buy-out of the Scheme. This is considered unlikely, given the Group intends to continue the Scheme on an on-going basis and the financial strength of the Group.

From 1 October 2003, the Group recommenced contributions at the rate of 25% of pensionable salaries. These contributions are sufficient to cover the cost of accruing benefits. In order to address the deficit, the Group has agreed to pay half yearly additional contributions of GBP 500,000 for a period of 15 years, commencing for the year beginning 1 October 2004, with the first payment made in November 2004.

National Bank Staff Superannuation Fund

The last full actuarial valuation of the pension section of the National Bank Staff Superannuation Fund was conducted by Aon Consulting NZ as at 31 March 2004, and showed a deficit of NZD6 million ($6 million). Based on an interim actuarial valuation, a deficit of NZD12 million ($11 million) was disclosed as at 30 September 2004. An actuarial valuation conducted as at 31 March 2005 showed a deficit of NZD8.6 million ($8 million). The Group has no present liability under the Scheme’s Trust Deed to fund the deficit, but it does have a contingent liability if the Scheme was wound up. Under the Scheme’s Trust Deed, if the Scheme were wound up, the Group is required to pay the Trustees of the Scheme an amount sufficient to ensure members do not suffer a reduction in benefits to which they would otherwise be entitled.

49: EMPLOYEE SHARE AND OPTION PLANS

The Company has three share purchase and option incentive plans available for employees and directors of the Group: the ANZ Employee Share Acquisition Plan(1); the ANZ Share Option Plan; and the ANZ Directors’ Share Plan. Shareholders of the Company have approved the implementation of each of the current plans. Fully paid ordinary shares issued under these plans are held in trust on behalf of participants and generally rank equally with other existing fully paid ordinary shares, other than in respect of voting rights while the shares remain in trust. However, Performance Shares issued to the ANZ CEO on 31 December 2004, do not attract a dividend.

Each option granted under the ANZ Share Option Plan entitles a holder to purchase one ordinary share subject to any terms and conditions imposed on issue. The exercise price of the options, determined in accordance with the rules of the plan, is based on the weighted average price of the Company’s shares traded during the five business days preceding the date of granting the options.

An offer to employees and directors cannot be made under any of the plans if an issue pursuant to that offer will result in the aggregate of shares issued and options granted over unissued shares held for employees under various employee share and option incentive schemes exceeding 7% of the issued capital (and unexercised options) of the Company. The closing market price of one ordinary share at 30 September 2005 was $24.00.

(1)          The ANZ Employee Share Acquisition Plan includes the $1,000 Share Plan, the Deferred Share Plan and the Employee Share Save Scheme

ANZ EMPLOYEE SHARE ACQUISITION PLAN

$1,000 Share Plan

Subject to Board approval this plan allows for the issue of up to $1,000 of shares to all eligible employees each financial year.

The shares are generally issued for no consideration, except in New Zealand where employees are required to pay NZD 1 cent per share at the time the shares are transferred to them. During the financial year, 1,151,157 shares with an average issue price of $20.03 were issued under the $1,000 Share Plan (2004: 1,244,654 shares with an average issue price of $18.04 were issued). These shares are issued from the Share Capital account, hence only an increase in the number of shares on issue results.

Details of the movement in employee shares under the $1,000 Share Plan are as follows:

	The Company
	2005	2004
Number of shares at beginning of the year	5,229,252	4,537,676
Number of shares issued to the trust	1,394,587	1,512,886
Number of shares distributed to employees	(946,224)	(787,873)
Number of shares forfeited	(71,997)	(33,437)
Number of shares at end of the year(1)	5,605,618	5,229,252

(1)          Includes shares issued under the bonus option plan and the dividend reinvestment plan

	The Company
	2005	2004
Number of shares acquired since commencement of the $1,000 Share Plan(1)	9,409,732	8,258,575

(1)          Excludes shares issued under the bonus option plan and the dividend reinvestment plan

Deferred Share Plan

Selected employees may also be issued deferred shares, which vest in the employee up to three years from the date of issue. Ordinary shares issued under this plan may be held in trust for up to 10 years, and may be required to meet performance hurdles before being able to be traded after the restriction period has expired. The issue price is based on the volume weighted average price of the shares traded on the ASX in the 5 trading days leading up to and including the date of issue. Unvested shares are forfeited on resignation, dismissal, or termination on notice (LTI deferred shares only), or if a performance condition has not been met.

During the financial year, 655,261 (2004: 2,750,277) deferred shares were issued under this Plan.

Details of the movement in employee shares under the Deferred Share Plan are as follows:

	The Company
	2005	2004
Number of shares at beginning of the year	8,715,896	8,020,848
Number of shares issued to the trust	732,032	2,851,886
Number of shares distributed to employees	(1,766,494)	(2,034,234)
Number of shares forfeited	(228,116)	(122,604)
Number of shares at end of the year(1)	7,453,318	8,715,896

(1)          Includes shares issued under the bonus option plan and the dividend reinvestment plan

	The Company
	2005	2004
Number of shares acquired since commencement of the Deferred Share Plan(1)	17,283,723	16,628,462

(1)          Excludes shares issued under the bonus option plan and the dividend reinvestment plan

ANZ EMPLOYEE SHARE SAVE SCHEME

Eligible employees have the opportunity to request that a proportion of their income be directed to the purchase of ANZ shares. The amount they elect to contribute is deducted fortnightly and shares are purchased on market quarterly in arrears by the trust. The Company contributes 5% of the purchase price and pays for brokers fees and stamp duty. Senior executives may participate but are not eligible to receive the 5% discount. Employees are eligible to participate in the Scheme if they are permanent full-time or part-time employees of the Company and have been employed since 1 October immediately prior to the invitation being made by the Company. Employees nominate a restriction period between 1 to 10 years during which period the shares are held in trust. Dividends are paid to the employees.

Details of the movement in employee shares under the ANZ Employee Share Save Scheme are as follows:

	The Company
	2005	2004
Number of shares at beginning of the year	452,130	394,405
Number of shares purchased	306,377	279,723
Number of shares issued to the trust	23,789	24,243
Number of shares distributed to employees	(268,184)	(246,241)
Number of shares at end of the year	514,112	452,130

	The Company
	2005	2004
Number of shares acquired since commencement of the ANZ Employee Share Save Scheme	1,349,752	1,043,375

Costs associated with the ANZ Employee Share Save Scheme were recognised in Personnel Expenses and Liquid Assets (amounts were less than $500,000).

ANZ SHARE PURCHASE SCHEME

The ANZ Share Purchase Scheme is a closed scheme. Shares have been progressively paid up by eligible officers, with the last remaining shares held under the scheme fully paid up and redeemed during the 2004 financial year. No fully paid ordinary shares have been issued under this Scheme since 1996.

Details of the movement in employee shares under the ANZ Share Purchase Scheme are as follows:

	The Company
	2005	2004
Number of shares at beginning of the year	—	229,500
Number of shares redeemed by employees(1)	—	(229,500)
Number of shares at end of the year	—	—

(1)          Redeemed once paid out by employee

ANZ SHARE OPTION PLAN

Selected employees may be granted options, which entitle them to purchase ordinary fully paid shares in the Company at or greater than a price fixed at the time when the options are issued (depending on whether the exercise price is indexed or not). Voting and dividend rights will be attached to the unissued ordinary shares when the options have been exercised.

Details of the options over unissued ordinary shares as at the beginning and end of the financial year and movements during the year are set out below.

						Options
	Exercise	Earliest		No. options		lapsed		No. options outstanding
	price	exercise	Expiry	at beginning	Options	and	Options	at 30 September 2005
Grant date	$	date	date	of the year	granted	surrendered	exercised	On issue	Vested	Hurdle
23/02/2000	9.39	23/02/2003	22/02/2007	147,000	—	—	25,000	122,000	Yes	B
23/05/2000	11.09	23/05/2003	23/05/2007	163,750	—	—	78,250	85,500	Yes	N
26/09/2000	12.03	26/09/2003	25/09/2007	30,000	—	—	7,500	22,500	Yes	N
21/11/2000	13.62	22/11/2003	21/11/2007	705,219	—	—	252,415	452,804	Yes	B
27/12/2000	13.91	25/10/2003	07/02/2008	994,722	—	9,000	306,972	678,750	Yes	N
27/01/2001	13.91	07/02/2004	07/02/2008	671,800	—	12,750	194,250	464,800	Yes	N
21/02/2001	14.20	21/02/2004	20/02/2008	2,971,568	—	21,000	978,476	1,972,092	Yes	N
27/02/2001	14.75	27/02/2004	26/02/2008	25,000	—	—	25,000	—	Yes	B
24/04/2001	12.98	25/04/2004	24/04/2008	531,300	—	—	361,600	169,700	Yes	B
24/04/2001	12.98	25/04/2004	24/04/2008	1,668,527	—	14,175	583,938	1,070,414	Yes	N
07/05/2001	12.98	07/05/2004	06/05/2008	104,100	—	1,100	62,200	40,800	Yes	N
01/06/2001	14.61	01/06/2004	31/05/2008	310,000	—	3,000	136,750	170,250	Yes	N
23/08/2001	15.77	21/08/2004	20/08/2008	76,000	—	—	—	76,000	Yes	B
27/08/2001	16.09	27/08/2004	26/08/2008	63,000	—	3,000	15,000	45,000	Yes	N
24/10/2001	16.33	24/10/2004	23/10/2008	50,000	—	—	—	50,000	Yes	B
24/10/2001	16.33	25/10/2004	24/10/2008	753,300	—	3,600	461,300	288,400	Yes	B
24/10/2001	16.33	25/10/2004	24/10/2008	2,811,600	—	50,650	1,007,780	1,753,170	Yes	N
31/12/2001	16.48	31/12/2004	31/12/2005	500,000	—	—	500,000	—	Yes	E
31/12/2001	16.80	31/12/2003	31/12/2007	500,000	—	—	—	500,000	Yes	F
28/02/2002	17.49	26/02/2005	25/02/2009	20,000	—	—	20,000	—	Yes	B
24/04/2002	18.03	24/04/2005	24/04/2009	380,000	—	1,112	33,888	345,000	Yes	C
24/04/2002	18.03	24/04/2005	24/04/2009	760,501	—	10,119	314,282	436,100	Yes	C
24/04/2002	18.03	24/04/2005	24/04/2009	2,880,641	—	128,856	589,907	2,161,878	Yes	N
31/05/2002	18.55	14/05/2005	13/05/2009	145,000	—	—	20,000	125,000	Yes	N
27/06/2002	18.55	28/06/2005	27/06/2009	261,810	—	15,947	51,028	194,835	Yes	N
21/07/2002	17.18	22/07/2005	21/07/2009	17,000	—	—	—	17,000	50%	C
23/10/2002	17.34	23/10/2005	22/10/2009	2,120,765	—	167,399	58,481	1,894,885	No	N
23/10/2002	17.34	23/10/2005	22/10/2009	2,288,527	—	141,111	144,194	2,003,222	No	D
20/11/2002	17.56	20/11/2005	19/11/2009	40,000	—	—	—	40,000	No	D
31/12/2002	16.69	31/12/2004	31/12/2007	1,000,000	—	—	—	1,000,000	50%	F
20/05/2003	17.60	20/05/2006	19/05/2010	2,027,696	—	145,398	37,659	1,844,639	No	N
20/05/2003	17.60	20/05/2006	19/05/2010	2,597,240	—	246,741	135,639	2,214,860	No	D
09/06/2003	18.12	09/06/2006	08/06/2010	10,000	—	—	—	10,000	No	N
05/11/2003	17.55	05/11/2006	04/11/2010	1,195,665	—	92,648	69,213	1,033,804	No	C
05/11/2003	17.55	05/11/2006	04/11/2010	2,658,242	—	190,959	42,097	2,425,186	No	N
31/12/2003	17.48	31/12/2005	31/12/2008	1,000,000	—	—	—	1,000,000	No	F
11/05/2004	18.22	11/05/2007	10/05/2011	1,630,235	—	97,318	62,762	1,470,155	No	C
11/05/2004	18.22	11/05/2007	10/05/2011	2,690,420	—	205,886	25,563	2,458,971	No	N
05/11/2004	20.68	05/11/2007	04/11/2011	—	1,486,617	78,788	1,348	1,406,481	No	G
05/11/2004	20.68	05/11/2007	04/11/2011	—	3,048,066	169,455	17,464	2,861,147	No	N
05/11/2004	0.00	05/11/2004	04/11/2006	—	11,699	—	11,699	—	Yes	N
08/12/2004	0.00	08/12/2007	08/12/2011	—	42,435	—	—	42,435	No	DSR
31/12/2004	20.49	31/12/2006	31/12/2008	—	500,000	—	—	500,000	No	F
13/05/2005	0.00	13/05/2005	12/05/2007	—	10,671	—	10,671	—	Yes	N
Totals				36,800,628	5,099,488	1,810,012	6,642,326	33,447,778

The aggregate fair value of shares issued as a result of the exercise of options during the 2005 financial year was $141 million.

On 24 October 2003 the Company issued a prospectus to invite shareholders to participate in a pro-rata renounceable rights issue. In accordance with the rules set out in the ANZ Share Option Plan in the event of a rights issue, the exercise price of options granted under the plan is to be reduced in accordance with ASX Listing Rule 6.22. As as result, the exercise price of each option issued under the ANZ Share Option Plan is reduced by 72 cents from the amount previously disclosed.

Details of performance hurdles applicable to options are as follows:

A  The percentage change of the ANZ Total Shareholder Return (ANZ TSR) to exceed the percentage change of the S&P/ASX 200 Banks (Industry Group) Accumulation Index from date of issue to any time from the third anniversary date up to and including the proposed exercise date.

B & C During the four-year period commencing three years, and ending seven years, after the issue date of the options:

•                  50% of the options allocated may be exercised by the option holder subject to the ANZ TSR exceeding the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index measured over the same period and calculated as at the last trading day of any month; and

•                  50% of the options allocated may be exercised by the option holder subject to the ANZ TSR exceeding the percentage change in the S&P/ASX 100 Accumulation Index measured over the same period and calculated as at the last trading day of any month.

D  Options may be exercised at month’s end during the four-year period commencing three years, and ending seven years, after the issue date of the options. The exercise price will be set according to the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ) since issue date, and can be no lower than the base issue price.

DSR No performance hurdles apply. Deferred Share Rights may only be exercised between the third and seventh anniversary of their issue.

E  The options may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period, equals or exceeds the S&P/ASX 100 Accumulation Index calculated over the same period (applicable to the CEO only).

F  One half of the options may be exercised only if the ANZ TSR calculated over the period commencing on the date of grant and ending on the last day of any month after the second anniversary of their date of grant exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period; and the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period (applicable to the CEO only).

G  Exercise of options is subject to the satisfaction of time and performance based hurdles. Options may be exercised during the four year period commencing three years, and ending seven years, after the issue date of the Options subject to meeting the following performance hurdle. The performance hurdle will be measured during the exercise period by comparing ANZ’s Total Shareholder Return (ANZ’s TSR) against a comparator group of major financial services companies in the ASX Top 50, excluding the ANZ, as determined by the Board Compensation and Human Resources Committee. The options become exercisable depending on ANZ’s ranking within the comparator group. ANZ must rank at the 50th percentile for 50% of the options to become exercisable. For each 1% increase above the 50th percentile an additional 2% of options will become exercisable, with 100% being exercisable where ANZ ranks at or above the 75th percentile. This will be calculated as at the last trading day of any month (once the exercise period has commenced).

N  No performance hurdles apply. Once the exercise period has been reached, the options may be exercised. As their purpose is predominately retention and to share in any growth in the share price, additional hurdles are not applied.

These options will expire immediately on termination of employment, except in the event of retirement, retrenchment, death or disablement or where agreed by the directors of the Company, in which case the exercise of the options may be allowed.

In the event of a takeover offer or takeover announcement, the directors of the Company may allow the options to be exercised.

If there is a bonus issue prior to the expiry or exercise of the options, then upon exercise of the options, option holders are entitled to those shares as if the options had been exercised prior to that issue. Those shares will be allotted to the option holder when the options are exercised.

The following options were exercised by employees and former employees during the financial year:

Exercise price	No. of shares issued	Proceeds received
$		$
0.00	10,671	0.00
0.00	11,699	0.00
9.39	25,000	234,750
11.09	78,250	867,793
12.03	7,500	90,225
12.98	62,200	807,356
12.98	361,600	4,693,568
12.98	583,938	7,579,515
13.62	252,415	3,437,892
13.91	194,250	2,702,018
13.91	306,972	4,269,981
14.20	978,476	13,894,359
14.61	136,750	1,997,918
14.75	25,000	368,750
16.09	15,000	241,350
16.33	461,300	7,533,029
16.33	1,007,780	16,457,047
16.48	500,000	8,240,000
17.34	58,481	1,014,061
17.49	20,000	349,800
17.55	42,097	738,802
17.55	69,213	1,214,688
17.60	37,659	662,798
18.03	33,888	611,001
18.03	314,282	5,666,504
18.03	589,907	10,636,023
18.22	25,563	465,758
18.22	62,762	1,143,524
18.55	20,000	371,000
18.55	51,028	946,569
18.94	6,183	117,106
19.30	8,458	163,239
20.05	597	11,970
20.20	8,044	162,489
20.43	827	16,896
20.58	6,909	142,187
20.68	1,348	27,877
20.68	17,464	361,156
21.21	26,583	563,825
21.21	4,232	89,761
21.61	42,000	907,620
23.57	90,000	2,121,300
24.01	86,000	2,064,860

For those options exercised by employees and former employees during the financial year, the market price of the Company’s shares during the year were as follows:

High	$24.45
Low	$19.02
As at 30 September 2005	$24.00

As at the date of the Financial Report, unexercised options over ordinary shares are as per the table on page 73, adjusted for the exercise of the following options which were exercised by employees and former employees since the end of the financial year.

Exercise price	No. of shares issued	Proceeds received
$		$
13.91	17,575	244,468
13.91	13,500	187,785
14.20	53,350	757,570
12.98	26,406	342,750
12.98	1,850	24,013
16.09	1,500	24,135
16.33	43,749	714,421
18.03	63,350	1,142,201
18.03	34,000	613,020
18.55	15,000	278,250
18.55	11,125	206,369
17.34	114,245	1,981,008
17.60	5,499	96,782
17.55	6,347	111,390
18.22	260	4,737
18.22	5,221	95,127
20.68	1,605	33,191

Amounts received from exercising options under the ANZ Share Option Plan during the financial year were recognised as follows:

	The Company
	2005	2004
	$m	$m
Share capital	104	86
Liquid assets	104	86

ANZ DIRECTORS’ SHARE PLAN

Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone. Participation in the Plan is voluntary.

Details of the movement in shares under this Scheme are as follows:

	The Company
	2005	2004
Number of shares at beginning of the year	662,122	464,467
Number of shares purchased	175,356	197,655
Number of shares sold	(6,563)	—
Number of shares forfeited	—	—
Number of shares at end of the year(1)	830,915	662,122

(1)          Include shares issued under the dividend reinvestment plan

50: DIRECTORS AND SPECIFIED EXECUTIVES REMUNERATION DISCLOSURES

The remuneration details concerning the Directors of the Company (Table 1) and the Corporations Act 2001 and AASB 1046 “Director and Executive Disclosures by Disclosing Entities” Specified Executives of the Group and Company (Table 2) are detailed as follows.

SECTION A: REMUNERATION TABLES

TABLE 1: DIRECTOR REMUNERATION
For the year ended 30 September 2005 details
of the remuneration of the directors are set out below:

			PRIMARY(1)
				Long service	Value of shares
				leave accrued	acquired in
			Cash	during	lieu of cash	Associated entity
			salary/fees	the year	salary/fees(2)	Board fees (cash)
			$	$	$	$
Non-executive Directors
CB Goode (Appointed director July 1991; appointed Chairman August 1995)	2005		79,415	n/a	420,585	—
Independent Non Executive Director, Chairman	2004		91,000	n/a	338,000	—
GJ Clark (Appointed February 2004)	2005		130,000	n/a	—	—
Independent Non Executive Director	2004		86,667	n/a	—	—
JC Dahlsen (Appointed May 1985; retired February 2005)	2005		44,417	n/a	—	—
Independent Non Executive Director	2004		130,000	n/a	—	—
RS Deane (Appointed September 1994)	2005		130,000	n/a	—	122,384	(9)
Independent Non Executive Director	2004		130,000	n/a	—	117,958	(9)
JK Ellis (Appointed October 1995)	2005		103,000	n/a	27,000	—
Independent Non Executive Director	2004		103,000	n/a	27,000	—
DM Gonski (Appointed February 2002)	2005		88,970	n/a	41,030	22,150
Independent Non Executive Director	2004		130,000	n/a	—	50,150
MA Jackson (Appointed March 1994)	2005		130,000	n/a	—	—
Independent Non Executive Director	2004		130,000	n/a	—	—
DE Meiklejohn (Appointed October 2004)	2005		130,000	n/a	—	—
Independent Non Executive Director	2004		—	n/a	—	—
JP Morschel (Appointed October 2004)	2005		100,000	n/a	30,000	—
Independent Non Executive Director	2004		—	n/a	—	—
BW Scott (Appointed August 1985; retired April 2005)	2005		72,857	n/a	—	28,516
Independent Non Executive Director	2004		130,000	n/a	—	24,389
TOTAL OF NON-EXECUTIVE DIRECTORS	2005		1,008,659	n/a	518,615	173,050
	2004	(13)	930,667	n/a	365,000	192,497
Executive Director
J McFarlane (Appointed October 1997)(8)	2005		44	31,242	1,882,896	—
Chief Executive Officer	2004		43	78,211	1,882,831	—
TOTAL OF ALL DIRECTORS	2005		1,008,703	31,242	2,401,511	173,050
	2004	(13)	930,710	78,211	2,247,831	192,497

COMMENTARY ON CHANGES BETWEEN 2004 AND 2005

Non-Executive Directors (NEDs)

Primary Total Remuneration has increased by $212,114. This increase is as a result of:

i) Timing differences between the appointment of DE Meiklejohn and JP Morschel, and the retirement of BW Scott and JC Dahlsen.

ii) Increase in Chairman’s fees of $71,000 in recognition of increased demands of the role, relativity to peers, and to maintain equitable relativity with other NEDs.

iii) The full year effect of the addition of GJ Clark to the Board.

The Post-Employment Retirement Benefit accrued during the year has increased by $511,120 from the previous period due to the following:

i) $95,286 resulting from fee increases over the last 3 years being taken into account for the purpose of the directors’ retirement benefits.

ii) $415,634 of this is due to amendments made during the year to the individual agreements with NEDs to make the formula for calculating the amount payable under them consistent for all NEDs. In some instances this has resulted in the amount accrued during the year being increased to take account of the impact of the change to the formula on previous years’ accrued benefits. In each case under the relevant agreement, the maximum amount that may be paid to a NED as a retirement benefit is subject to the limits in the Corporations Act.

Executive Director (Chief Executive Officer)

There was no change to J McFarlane’s fixed remuneration which remained at $2,000,000, including superannuation contributions. His short-term incentive target for 2005 was increased to $2,000,000 (100% of his fixed remuneration) in accordance with his contract extension announced on 26 October 2004. His actual payment was $2,100,000 (compared to $1,850,000 in 2004) reflecting the Board’s assessment of his performance against agreed balanced scorecard objectives which include ANZ’s financial performance and its performance against specified measures for shareholders, customers, staff and the community.

	PRIMARY(1)			POST EMPLOYMENT			EQUITY(5)
	Committee fees (cash)	Value of shares acquired in lieu of cash incentive(2),(3)	Primary total	Super contributions		Retirement benefit accrued during the year(4)	Total amortisation of LTI shares	Total amortisation of LTI options		OTHER		Total(7)
	$	$	$	$		$	$	$		$		$
Non-executive Directors
CB Goode (Appointed director July 1991; appointed Chairman August 1995)	—	n/a	500,000	11,723		243,284	n/a	n/a		—		755,007
Independent Non Executive Director, Chairman	—	n/a	429,000	11,297		99,586	n/a	n/a		—		539,883
GJ Clark (Appointed February 2004)	25,440	n/a	155,440	11,723		50,189	n/a	n/a		—		217,352
Independent Non Executive Director	10,834	n/a	97,501	7,597		33,008	n/a	n/a		—		138,106
JC Dahlsen (Appointed May 1985; retired February 2005)	18,809	n/a	63,226	4,423		111,303	n/a	n/a		—		178,952
Independent Non Executive Director	65,050	n/a	195,050	11,296		74,356	n/a	n/a		—		280,702
RS Deane (Appointed September 1994)	17,618	n/a	270,002	11,723		49,169	n/a	n/a		—		330,894
Independent Non Executive Director	19,500	n/a	267,458	10,321		70,998	n/a	n/a		—		348,777
JK Ellis (Appointed October 1995)	42,250	n/a	172,250	11,723		110,981	n/a	n/a		—		294,954
Independent Non Executive Director	52,250	n/a	182,250	11,297		65,780	n/a	n/a		—		259,327
DM Gonski (Appointed February 2002)	22,512	n/a	174,662	11,723		104,001	n/a	n/a		—		290,386
Independent Non Executive Director	16,050	n/a	196,200	11,297		67,227	n/a	n/a		—		274,724
MA Jackson (Appointed March 1994)	42,250	n/a	172,250	11,723		122,008	n/a	n/a		—		305,981
Independent Non Executive Director	42,250	n/a	172,250	10,899		56,352	n/a	n/a		—		239,501
DE Meiklejohn (Appointed October 2004)	31,027	n/a	161,027	11,723		64,781	n/a	n/a		—		237,531
Independent Non Executive Director	—	n/a	—	—		—	n/a	n/a		—		—
JP Morschel (Appointed October 2004)	19,500	n/a	149,500	11,723		60,459	n/a	n/a		—		221,682
Independent Non Executive Director	—	n/a	—	—		—	n/a	n/a		—		—
BW Scott (Appointed August 1985; retired April 2005)	17,234	n/a	118,607	6,803		127,089	n/a	n/a		—		252,499
Independent Non Executive Director	30,750	n/a	185,139	11,297		64,839	n/a	n/a		—		261,275
TOTAL OF NON-EXECUTIVE DIRECTORS	236,640	n/a	1,936,964	105,010		1,043,264	n/a	n/a		—		3,085,238
	236,684	n/a	1,724,848	85,301		532,146	n/a	n/a		—		2,342,295
Executive Director
J McFarlane (Appointed October 1997)(8)	—	2,100,004	4,014,186	417,000	(10)	—	982,987	1,791,718	(6)	4,031	(12)	7,209,922
Chief Executive Officer	—	1,850,006	3,811,091	417,000	(10)	—	—	2,584,880		90,619	(11)	6,903,590
TOTAL OF ALL DIRECTORS	236,640	2,100,004	5,951,150	522,010		1,043,264	982,987	1,791,718		4,031		10,295,160
	236,684	1,850,006	5,535,939	502,301		532,146	—	2,584,880		90,619		9,245,885

(1)           Non-monetary benefits for all directors are nil.

(2)           Shares acquired through participation in Directors’ Share Plan (relates to CEO only in relation to cash incentive, as NEDs do not participate in Short-Term Incentive arrangements). Value reflects the price at which the shares were purchased on market (amortisation not applicable).

(3)           100% of the CEO’s cash incentive vested during the financial year.

(4)           Accrual relates to Directors’ Retirement Scheme. The following benefits were paid under the Directors’ Retirement Scheme to the following former directors: JC Dahlsen (retired 3 February 2005) – $513,668; BW Scott (retired 23 April 2005) – $516,214. If each of the current NEDs had ceased to be a director as at 30 September 2005, the following benefits would have been payable under the Directors’ Retirement Scheme: CB Goode – $1,312,539; GJ Clark– $83,197; RS Deane – $693,285; JK Ellis– $523,039; DM Gonski – $249,445; MA Jackson – $487,022; DE Meiklejohn – $64,781; JP Morschel– $60,459. The Directors’ Retirement Scheme will be discontinued effective 30 September 2005. Refer to section B2 for more information pertaining to the Directors’ Retirement Scheme.

(5)           In accordance with the requirements of AASB1046A, the amortisation value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that 100% of the options will vest at the commencement of their exercise period (i.e. the shortest possible vesting period is assumed). The fair value is determined at grant date and is allocated on a straight-line basis over the expected vesting period. The fair value is determined using a binomial option-pricing model that is explained in Note 51 Equity Instruments Transactions section I. The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be realised should the options become exercisable. For deferred shares, the fair value is the weighted average price of the Company’s shares traded on the ASX on the day the shares were granted.

(6)           Amortisation value of options as a percentage of his total remuneration (as shown in the Total column above) was 25% in 2005 (37% in 2004).

(7)           Amounts disclosed for remuneration of directors exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including executive officers of the entity and directors, executive officers and secretaries of the controlled entities. The total premium, which cannot be disclosed because of confidentiality requirements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists.

(8)           J McFarlane elected to use almost all his cash salary and incentive to purchase on market deferred shares under the Directors’ Share Plan.

(9)           Amounts paid in NZD are converted to AUD at an average rate for the year of 1.0847 (1.1254 in 2004).

(10)         Includes $300,000 additional employer contribution, agreed as part of contract extension announced 26 October 2004. Refer section D2

(11)         Relates to reimbursement to J McFarlane for the additional tax liability on his UK Pension Plan holdings, arising as a result of Australian Foreign Investment Fund rules, and J McFarlane’s continuing Australian residency (in accordance with the contractual arrangements detailed in section D2.

(12)         Relates to professional services rendered in respect of taxation matters.

(13)         2004 aggregate amounts relate to those directors reported in 2004.

TABLE 2: SPECIFIED EXECUTIVES REMUNERATION

For the year ended 30 September 2005 details of the remuneration of the top seven executives (Specified Executives), other than the Chief Executive Officer, are set out below and include the five most highly remunerated executives in the Company and the Group (as required under the Corporations Act 2001) and the top executives in the Group by authority (as required by AASB1046):

		PRIMARY
		Cash salary/fees	Long service leave accrued during the year	Non monetary benefits(1)	Total cash short term Incentive(2),(3)	Primary total
		$	$	$	$	$
Specified Executives
Sir J Anderson(8),(9)	2005	838,110	—	—	460,960	1,299,070
Chief Executive & Director, ANZ National Bank Ltd New Zealand	2004	672,792	—	—	449,618	1,122,410
Dr RJ Edgar	2005	727,696	13,928	28,281	800,000	1,569,905
Chief Operating Officer	2004	723,651	56,212	31,552	393,000	1,204,415
E Funke Kupper	2005	654,550	10,860	7,277	770,000	1,442,687
Group Managing Director Asia-Pacific	2004	654,550	10,846	7,277	385,500	1,058,173
BC Hartzer	2005	694,435	19,469	61,542	1,080,000	1,855,446
Group Managing Director Personal Banking	2004	543,062	15,694	57,091	424,000	1,039,847
GK Hodges	2005	648,556	46,140	11,465	863,000	1,569,161
Group Managing Director Corporate	2004	510,081	39,006	17,357	343,000	909,444
PR Marriott	2005	748,700	12,422	7,277	920,000	1,688,399
Chief Financial Officer	2004	728,451	29,098	7,277	482,000	1,246,826
S Targett(9)	2005	748,700	12,497	7,277	880,000	1,648,474
Group Managing Director Institutional	2004	305,407	5,101	2,934	267,000	580,442
TOTAL	2005	5,060,747	115,316	123,119	5,773,960	11,073,142
	2004	4,179,538	128,629	113,408	2,726,118	7,147,693

COMMENTARY ON CHANGES BETWEEN 2004 AND 2005

Specified Executives

The differences in Total Remuneration between 2004 and 2005 for Specified Executives are as a result of the following:

i) Total Employment Costs (TEC) or fixed remuneration increases between 2004 and 2005 are in line with ANZ’s guiding principles (refer to sections C1 and C3), and to reflect role changes for BC Hartzer; increased responsibility for GK Hodges and market pressures.

ii) Increase in target short term incentive (STI) amounts (for all Specified Executives except for Sir J Anderson), from 67% of TEC to 100% of TEC in order to meet competitive pressures.

iii) With the exception of Sir J Anderson, change in STI delivery to 100% cash in 2005 versus 75% cash and 25% deferred shares (amortised over 3 years) for 2004.

iv) Sir J Anderson and S Targett commenced part way through 2004, being 1 December 2003 and 5 May 2004 respectively.

v) Two of S Targett’s deferred share grants fell into the 2005 financial year (refer to footnote 6).

vi) 2004 aggregate amounts relate to those Specified Executives reported in 2004.

	POST EMPLOYMENT			EQUITY(5)
	Super contributions	Retirement benefit accrued during year(4)	Annual remuneration (Primary plus Post Employment)	Total amortisation value of STI shares	Total amortisation value of LTI shares	Total amortisation value of LTI options	Total amortisation of other equity allocations(6)	Total (7),(10)
	$	$	$	$	$	$	$	$
Specified Executives
Sir J Anderson(8),(9)	83,811	33,367	1,416,248	—	—	—	477,452	1,893,700
Chief Executive & Director, ANZ National Bank Ltd New Zealand	67,279	32,160	1,221,849	—	—	—	219,168	1,441,017
Dr RJ Edgar	46,800	1,672	1,618,377	173,907	555,470	264,095	—	2,611,849
Chief Operating Officer	46,752	7,163	1,258,330	197,681	342,662	256,110	—	2,054,783
E Funke Kupper	40,950	—	1,483,637	184,924	221,068	239,523	—	2,129,152
Group Managing Director Asia-Pacific	40,950	—	1,099,123	232,208	232,024	333,500	—	1,896,855
BC Hartzer	46,800	—	1,902,246	149,259	237,943	282,929	—	2,572,377
Group Managing Director Personal Banking	37,224	—	1,077,071	201,364	192,239	298,814	—	1,769,488
GK Hodges	40,838	1,635	1,611,634	131,825	186,089	218,920	—	2,148,468
Group Managing Director Corporate	32,600	2,919	944,963	147,516	127,584	195,847	—	1,415,910
PR Marriott	46,800	—	1,735,199	208,525	295,175	317,175	—	2,556,074
Chief Financial Officer	45,542	—	1,292,368	243,435	276,714	369,376	—	2,181,893
S Targett(9)	46,800	—	1,695,274	—	40,544	39,059	789,238	2,564,115
Group Managing Director Institutional	18,976	—	599,418	—	—	—	188,081	787,499
TOTAL	352,799	36,674	11,462,615	848,440	1,536,289	1,361,701	1,266,690	16,475,735
	300,598	42,270	7,490,561	1,089,594	1,250,614	1,551,766	407,249	11,789,784

(1)           Non monetary benefits provided to Specified Executives consist of salary packaged items such as car parking and novated lease motor vehicles.

(2)           Total cash incentive relates to the full incentive amount for the financial year ended 30 September 2005. A portion of the STI was delivered as deferred shares in 2004.

(3)           100% of the Specified Executives’ cash incentive vested to the person in the financial year.

(4)           Accrual relates to Retirement Allowance. As a result of being employed with ANZ prior to November 1992, RJ Edgar and GK Hodges are eligible to receive a Retirement Allowance on retirement, retrenchment, death, or resignation for illness, in capacity or domestic reasons. The Retirement Allowance is calculated as follows: 3 months of notional salary (which is 65% of fixed remuneration) plus an additional 3% of notional salary for each year of full-time service above 10 years, less the total accrual value of long service leave (including taken and untaken).

(5)           In accordance with the requirements of AASB1046A, the amortisation value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that 100% of the options will vest at the commencement of their exercise period (i.e. the shortest possible vesting period is assumed) and that deferred shares will vest after 3 years. The fair value is determined at grant date and is allocated on a straight-line basis over the 3-year vesting period. For options, the fair value is determined using a Binomial Option Pricing model that is explained in Note 51 section I. The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be realised should the options become exercisable. For deferred shares, the fair value is the weighted average price of the Company’s shares traded on the ASX on the day the shares were granted.

(6)           Amortisation of other equity allocations for Sir J Anderson relates to the granting of zero priced options (ZPO). ZPOs are granted as part of his employment contract. Refer to section E2 for further details. Amortisation of other equity allocations for S Targett relates to the grant of deferred shares beginning on 11 May 2004 (four tranches to the value of $700,000 each to be issued at 6 month intervals in May and November in 2004 and 2005, subject to Board approval and continued employment) and hurdled A options (refer to Note 51 Equity Instruments Transactions section K for performance hurdle details) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer.

(7)           Amounts disclosed for remuneration of Specified Executives exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including executive officers of the entity and directors, executive officers and secretaries of the controlled entities. The total premium, which cannot be disclosed because of confidentiality requirements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists.

(8)           Amounts paid in NZD are converted to AUD at an average rate for the year of 1.0847 (1.1254 in 2004).

(9)           Sir J Anderson was appointed 1 December 2003 (i.e. 2 months after the start of the 2004 financial year) and S Targett was appointed 5 May 2004 (i.e. 7 months after the start of the 2004 financial year)

(10)         Amortisation value of options as a % of total remuneration for the 2005 financial year was as follows; Sir J Anderson - 25% (15% in 2004); Dr R J Edgar - 10% (12% in 2004); E Funke Kupper - 11% (18% in 2004); B C Hartzer - 11% (17% in 2004); G K Hodges- 10% (14% in 2004); P R Marriott- 12% (17% in 2004); S Targett- 11% (12% in 2004)

SECTION B.  NON-EXECUTIVE DIRECTORS’ REMUNERATION

B1.  NON-EXECUTIVE DIRECTORS’ REMUNERATION POLICY

Non-executive Directors’ (NEDs) fees are reviewed annually and are determined by the Board of Directors based on advice from external advisors and with reference to fees paid to other NEDs of comparable companies. NEDs’ fees are within the maximum aggregate limit agreed to by shareholders at the Annual General Meeting held on 13 December 2002 ($2.5 million, excluding retirement allowances and superannuation), and are set at levels that fairly represent the responsibilities of, and the time spent by, the NEDs on Group matters. NEDs receive a fee for being a director of the Board, and additional fees for either chairing or being a member of a committee. Work on special committees may attract additional fees of an amount considered appropriate in the circumstances. An additional fee is also paid if a NED serves as a director of ANZ National Bank Limited, ING Australia Ltd or Metrobank Card Corporation. NEDs do not receive any performance/incentive payments and are not eligible to participate in any of the Group’s incentive arrangements.

The Chairman Fee was increased to $500,000 effective 1 October 2004 in recognition of the demands of the role, market practice and in order to maintain desired relativity with other directors. No other adjustments were made to NED fees for the year ending 30 September 2005.

The fee structure is illustrated in Table 3 below:

TABLE 3

Role	2004 Fee	2005 Fee
Chairman	$429,000	$500,000
Non-Executive Director	$130,000	$130,000
Committee Chair(1)	$32,500	$32,500
Committee Member(1)	$9,750	$9,750

(1)   Except Nominations & Corporate Governance Committee and Technology Committee, where the current Chair and Member Fees are $21,000 and $6,300 respectively.

For details of remuneration paid to directors for the year ended 30 September 2005, refer to Table 1 in section A.

NED Shareholding Guidelines

NEDs have agreed to accumulate ANZ shares, over a five-year period, to the value of 100% (200% for Chairman) of the base annual NED Fee and to maintain this shareholding while a director of ANZ. NEDs have agreed to apply up to 25% of their base fee annually via the Director’s Share Plan or other means, towards the purchase of ANZ shares in order to achieve/maintain the desired holding level. This is a new guideline which was approved by the Board in September 2005.

B2.  NON-EXECUTIVE DIRECTORS’ RETIREMENT POLICY

All NEDs participated in the ANZ Directors’ Retirement Scheme up to the year ended 30 September 2005. Under this scheme, a lump-sum retirement benefit was payable to NEDs upon their ceasing to be a director. The lump-sum retirement benefit payable where the NED held office for 8 years or more was equal to the total remuneration (excluding retirement benefit accrual) of the NED in respect of the 3 years immediately preceding the NED ceasing to be a NED. For periods of less than 8 years, a proportionate part of such remuneration was payable. The NEDs are not entitled to the statutory entitlements of long service leave and annual leave.

Consistent with Principle 9.3 of the Australian Stock Exchange (ASX) Corporate Governance Rules, which states that NEDs should not be provided with retirement benefits other than statutory superannuation, the ANZ Directors’ Retirement Scheme was closed effective 30 September 2005.

Accrued entitlements were fixed at 30 September 2005 and will be carried forward to retirement, and collected by the NED when they retire. The entitlements may be carried forward as:

•                  Cash Alternative: A cash payment, being the entitlement accrued to 30 September 2005, plus escalation based on the 30 day bank bill rate until retirement date; and/or

•                  Shares Alternative: A number of ANZ shares purchased on market on 27 October 2005 to the value of the accrued entitlement, plus escalation based on the 30-day bank bill rate for the period 1 October 2005 to 26 October 2005 (subject to Shareholder approval at the 2005 Annual General Meeting). Shares will then be held in ANZ Employee Share Trust for the benefit of the Director until retirement.

NEDs have been asked to nominate the proportion of their accrued entitlement to be directed towards each alternative, subject to shareholder approval.

Fees for NEDs will be increased by 27.5% effective 1 October 2005 to compensate for the removal of this contractual benefit. This amount was determined based on an independent actuarial valuation of the scheme by Mercer Finance & Risk Consulting and advice from expert remuneration consultants PricewaterhouseCoopers. This increase is also in line with market practice in relation to fee increases due to the removal of the Directors’ Retirement Scheme, where increases have typically ranged from 25% to 30%.

NED Fee Cap

There has been no increase in the NED fee pool since 2002. Shareholder approval will be sought at the 2005 Annual General Meeting for an increase to the NED Fee Cap by $500,000. This proposed increase would take the maximum aggregate amount from $2.5m to $3.0m – an amount which is considered necessary in order to:

•                  accommodate the fee adjustment to compensate for the removal of the Directors’ Retirement Scheme (27.5%) – while the discontinued retirement benefits under the Constitution are outside the maximum aggregate limit, the compensating increase to fees will be within the limit;

•                  allow for annual adjustments in line with market NED movements; and

•                  allow for the addition of another NED in either 2006 or early 2007.

It is critical that the Company has the capacity to pay adequate fees to NEDs in order to attract and retain directors of the highest calibre.

B3.  DIRECTORS’ SHARE PLAN

The Directors’ Share Plan is available to both non-executive and executive directors. Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone. Participation in the plan is voluntary, except to the extent that the NED Shareholding Guidelines must be met and therefore the shares acquired are not subject to performance conditions.

Shares acquired under the plan are purchased on market and are held in trust for up to 10 years. Shares are subject to a minimum 1 year restriction, during which the shares cannot be traded, and are subject to forfeiture for serious misconduct. All costs associated with the plan are met by the Company.

SECTION C.  EXECUTIVE REMUNERATION STRUCTURE

C1.  REMUNERATION GUIDING PRINCIPLES

ANZ’s reward policy guides the Compensation & Human Resources Committee and management in shaping remuneration strategies and initiatives.

The following principles under pin ANZ’s reward policy:

1. Focus on creating and enhancing value for ANZ’s shareholders;

2. Differentiation of individual rewards commensurate with contribution to overall results and according to individual accountability, performance and potential;

3. Significant emphasis on “at risk” components of total rewards linked to the enhancement of shareholder value through improvements in Economic Value Added™ (EVA™); and

4. The provision of a competitive reward proposition to successfully attract, motivate and retain the highest quality individuals required to deliver ANZ’s business and growth strategies.

During 2005 a comprehensive review of reward structures has been conducted against the backdrop of these principles and against the Company’s growth strategy and corporate governance principles. As a result, a number of change shave been made. These changes are detailed in section C4.

Shareholding Guidelines

Direct Reports to the CEO are expected to accumulate ANZ shares, over a five year period, to the value of 200% of their Total Employment Cost (TEC) and to maintain this shareholding while an executive of ANZ. Our next most senior executives are expected to accumulate ANZ shares to the value of 100% of their TEC and to maintain this shareholding while an executive of ANZ. This guideline was introduced in June 2005. New executives will be expected to accumulate the required holdings within five years of appointment.

C2.  REMUNERATION STRUCTURE OVERVIEW

ANZ’s reward structures are designed to meet the needs of ANZ’s specialised business units as well as the markets in which they operate. As a result, the mix of remuneration components can vary across the organisation although, where practicable, ANZ applies structures and opportunities on a consistent basis for similar roles and levels. There is a strong emphasis on variable remuneration opportunities with total employee remuneration differentiated significantly on the basis of performance.

The executive remuneration program (which includes the remuneration of senior managers and the company secretaries) is designed to support the reward principles detailed in section C1, and to underpin the Company’s growth strategy. This program aims to differentiate remuneration on the basis of achievement against group, business unit and individual performance targets which are aligned to sustained growth in shareholder value using a balanced scorecard approach.

The program comprises the following components:

•                  fixed remuneration component (TEC): salary, non-monetary benefits and superannuation contributions (Refer to C3).

•                  variable or “at risk” component (Refer to C4):

•                  Short-Term Incentive (STI); and

•                  Long-Term Incentive (LTI).

The relative weighting of fixed and variable components, for target performance, is set according to the size of the role and competitive market in which the role operates, with the proportion of remuneration “at risk” increasing for the most senior or complex roles, or for those roles where there is strong market pressure to provide greater levels of remuneration. Figure 1 below shows the relative mix of Fixed, STI and LTI at target payment levels.

Fixed remuneration is set around the median of the market. STI and LTI payments for on target performance are also set at market median, however the plan design allows for the opportunity to earn upper quartile total remuneration for significant out performance, and significantly reduced payment for underperformance. In this way the remuneration structure is heavily weighted towards “reward for performance”.

C3.  FIXED REMUNERATION

For most executives, fixed remuneration consists of what is referred to as Total Employment Cost (TEC). TEC comprises cash salary, a superannuation contribution, and the remainder as nominated benefits. The types of benefits that can be packaged by executives include novated car leases, additional superannuation contributions, car parking, child care, laptops and contributions towards the Employee Share Save Scheme (see note 49 of the 2005 Financial Report for details of the Employee Share Save Scheme).

To ensure fixed remuneration remains competitive, the TEC component of executive remuneration is reviewed annually based on individual performance and market data. ANZ operates with a midpoint targeted to the market median being paid in the finance industry in the relevant global markets in which ANZ operates, and a range around this midpoint. International remuneration levels are considered in assessing market competitiveness where an executive’s primary place of residence is outside of Australia or New Zealand, in which case the local market is considered.

FIGURE 1

Target Reward Mix

(1)          Specified Executives’ reward mix pertains to Dr R J Edgar, E Funke Kupper, B C Hartzer, G K Hodges, P R Marriott and S Targett. Refer to E2 for composition of Sir J Anderson’s remuneration

(2)          The reward mix for larger senior executive roles and smaller senior executive roles is based on average data

C4.  VARIABLE REMUNERATION

Variable remuneration forms a significant part of executives’ potential remuneration, providing an at-risk component that is designed to drive performance in both the short-term (annually) and in the medium and long-term (over 3 years or more).

The opportunities available to executives under ANZ’s variable reward programs are calibrated to reflect executives’ potential impact on the business, to manage internal relativities, and to ensure competitiveness in the relevant markets in which they operate.

Most executives participate in the short-term incentive (STI) plan detailed in section C4.1 and the long-term incentive (LTI) plan detailed in section C4.2, subject to individual performance thresholds. In some instances, customised STI plans will exist for executives to ensure closer alignment of their rewards with business objectives and market practice. For example, staff in ANZ’s Institutional Division participate in a customised incentive plan more closely aligned with that market. No executive, however, may participate in more than one STI plan.

Equity allocated under ANZ incentive schemes remain at risk until fully vested (in the case of Deferred Shares) or are exercisable (in the case of options or Performance Rights). As such, it is a condition of grant that no schemes are entered into that specifically protect the unvested value of shares, options and Performance Rights allocated. Doing so would constitute a breach of the grant conditions and would result in the forfeiture of the relevant shares or options.

C4.1  Short-Term Incentives

ANZ’s STI approach supports our strategic objectives by providing rewards that are significantly differentiated on the basis of achievement against performance targets. Most executives participate in the plan explained below. All STI plans are reviewed and approved by the Compensation & Human Resources Committee.

Determination of Award Levels

The size of the overall pool available each year is determined based on ANZ Group performance against a balanced scorecard of financial and qualitative measures. This pool is then distributed amongst divisions and then individuals based on relative performance.

Each executive has a target STI which is determined according to seniority and market relativities. The size of the actual STI payment made at the end of each financial year to individuals may be at, above or below the target and this will be determined according to ANZ Group, Division and Individual Performance.

Performance objectives are set at the start of each financial year according to a balanced scorecard of measures at the Group, Division and Individual level. These measures are aligned with the achievement of ANZ’s business plan, and are the most appropriate indicators of performance. Division and Individual objectives are a subset of the Group objectives, which ensures there is alignment of objectives through the executive population.

Performance objectives under ANZ’s balanced scorecard include a number of qualitative and quantitative measures which include, but are not limited to:

•                  Financial Measures including: Economic Value Added (EVATM); Revenue and Net Profit After Tax

•                  Customer Measures including: Customer Satisfaction and Market Share

•                  Employee Engagement, Risk Management and Compliance Measures

•                  Environment, Health & Safety and Community Measures.

The STI is payable 100% in cash (except where specific business plans require otherwise). Executives are able to elect to sacrifice part or all of their incentive towards the purchase of ANZ shares which are restricted from sale for 12 months, or towards additional superannuation contributions.

The target STI award level for Specified Executives is 100% of TEC in 2005 (increasing from 67% of TEC), with a maximum STI award of 150% of TEC. For larger senior executive roles in the general ANZ STI plan, the target STI is 67% of TEC, with a maximum of 100% of TEC, and for smaller senior executive roles the target is 43% of TEC and the maximum 65% of TEC. Note, the target and maximum STI amounts for larger and smaller senior executive roles may vary for customised incentive schemes.

C4.2  Long-Term Incentives

Long-term incentives (LTIs) are used as a mechanism to link a significant portion of executives’ remuneration to the attainment of sustained growth in shareholder value.

A comprehensive review of ANZ’s Long-Term Incentive Program was conducted in 2005 which resulted in a number of changes. The annual LTI allocation to be made in November 2005 will now be delivered as 100% Performance Rights. It was previously delivered as Hurdled Options (50% of grant LTI value) and Deferred Shares (50% of grant LTI value). It was decided that the entire LTI allocation should be linked to a single long-term performance measure.

The size of individual LTI grants is determined by an individual’s level of responsibility, performance and the assessed potential of the executive. Typically at the most senior levels the Target LTI value will range from around 10% to 24% of the individual’s target reward mix, as shown in Figure 1 in Section C2.

Executives are advised of their LTI dollar value, which is then converted into a number of Performance Rights based on an audited valuation. ANZ engages external experts (PricewaterhouseCoopers and Mercer Finance & Risk Consulting) to independently value the Performance Right, taking into account factors including the performance conditions, life of instrument, share price at grant date etc. These valuations are then audited by KPMG. The Board then approves use of the highest value. The LTI dollar value is then divided by the approved value of the Performance Right to determine the number of rights to be allocated.

EXAMPLE

•                  Executive granted LTI value of $60,000

•                  Approved Performance Right Valuation is $10.85 per Performance Right

•                  $60,000 / $10.85 = 5,530 Performance Rights allocated to executive

LTI allocations are made annually in or around November.

Performance Rights
(To be granted from October 2005)

A Performance Right is a right to acquire a share at nil cost, subject to satisfactorily meeting time and performance hurdles. Upon exercise, each Performance Right entitles the holder to one ordinary share. Performance Rights are ANZ’s preferred LTI delivery vehicle as they provide a clearer, more tangible value to the executive, subject to satisfactorily performing relative to the performance hurdle for vesting. Performance Rights are designed to reward executives for share price growth dependent upon the Company’s Total Shareholder Return (TSR) outperforming peers. TSR represents the change in the value of a share plus the value of reinvested dividends paid. TSR was chosen as the most appropriate comparative measure as it focuses on the delivery of shareholder value and is a well understood and tested mechanism to measure performance.

The TSR vesting scale is designed to ensure that executive rewards are directly linked to the Company’s TSR and are therefore aligned to the outcomes experienced by other shareholders. The proportion of Performance Rights that become exercisable will depend upon the TSR achieved by ANZ relative to the companies in the comparator group (shown below) over a three-year period. There will not be any retesting feature.

Performance equal to the 50th percentile of the comparator group will result in half the Performance Rights becoming exercisable. Performance above the 50th percentile will result in further Performance Rights becoming exercisable, increasing on a straight-line basis until all of the Performance Rights become exercisable where ANZ’s TSR is at or above the 75th percentile when compared with the comparator group. TSR is measured on a pro-rata basis; where ANZ’s performance falls between two of the comparators, the actual relative level of TSR, rather than simple ranking, will determine the level of vesting.

An averaging calculation will be used for TSR over a 90 day period for start and end values in order to reduce share price volatility.

It should also be noted that where median performance is achieved, executives’ total remuneration will typically be below market median for the financial services industry. 75th percentile performance is required for full vesting which enables executives to receive the full value of their LTI. To ensure an independent TSR measurement, ANZ engages the services of an external organisation (Macquarie Financial Services) to calculate ANZ’s performance against the TSR hurdle.

The conditions under which Performance Rights are granted are approved by the Board in accordance with the rules of the ANZ Share Option Plan. Performance conditions are explained in more detail below.

Each Performance Right has the following features

•                  The performance hurdle is tested at the end of three years;

•                  No dividends will be payable on the Performance Rights until they vest;

•                  A two-year exercise period that commences three years after the grant date subject to the performance hurdle being cleared;

•                  Upon exercise, each Performance Right entitles the holder to one ordinary share;

•                  In case of dismissal for misconduct, Performance Rights are forfeited;

•                  In case of resignation or termination on notice, only Performance Rights that become exercisable by the end of the notice period may be exercised;

•                  In case of retrenchment or retirement, Performance Rights will be performance tested at the date of termination, and where performance hurdles have been met, Performance Rights will be prorated and a grace period provided in which to exercise;

•                  In case of death or total and permanent disablement, a grace period is provided in which to exercise all Performance Rights. The hurdles would be waived; and

•                  Performance hurdle, which is explained above.

Comparator Group

The peer group of companies against which ANZ’s TSR performance is measured, comprises the following companies:

AMP Limited

AXA Asia Pacific Holdings Limited

Commonwealth Bank of Australia

Insurance Australia Group Limited

Macquarie Bank Limited

National Australia Bank Limited

QBE Insurance Group Limited

St George Bank Limited

Suncorp-Metway Limited

Westpac Banking Corporation

This comparator group was chosen because it represents ANZ’s key competitors in the financial services industry, are an appropriate reference group for investors and are of sufficient size by market capitalisation and weight in ASX Top 50.

Refer to Equity Instruments Transactions Section K in Note 51 for details pertaining to legacy LTI equity vehicles (which are yet to vest).

C5.  PERFORMANCE OF ANZ

Table 4 shows ANZ’s annual performance over the five-year period spanning 1 October 2000 to 30 September 2005. The table illustrates the impact of ANZ’s performance on shareholder wealth, taking into account dividend payments, share price changes and returns on capital during the financial year.

TABLE 4

	FY 2001	FY 2002	FY 2003	FY 2004	FY 2005
Basic Earnings Per Share (EPS)	112.7	141.4	142.4	153.1	160.9
NPAT ($m)	1,870	2,322	2,348	2,815	3,018
Total Dividend (cps)	73	85	95	101	110
Share price at 30 September ($)	15.28	16.88	17.17	19.02	24.00
Total Shareholder Return (%)	26.2	15.3	6.7	17.0	32.6

In table 4, ANZ’s Total Shareholder Return (TSR, which includes share price growth, dividends and other capital adjustments) has been shown for each individual financial year between 2001 and 2005. Figure 2 however, compares ANZ’s TSR performance against the median TSR of the LTI comparator group and the S&P/ASX 200 Banks Accumulation Index over the 2000 to 2005 measurement period. The difference between S&P/ASX 200 Banks Accumulation Index and the median of ANZ’s comparator group over the 2004 and 2005 financial years is due to the weightings in the Index of the large banking institutions that have underperformed comparatively during this period; whereas the organisations in ANZ’s comparator group are weighted evenly.

SECTION D. CHIEF EXECUTIVE OFFICER’S REMUNERATION

D1. CEO REMUNERATION OVERVIEW

The structure of J McFarlane’s remuneration, which is in accordance with his employment agreement, is as follows:

• Fixed Remuneration: Consists of salary, benefits and superannuation contributions. Since October 2003, J McFarlane has elected to receive almost all of his Fixed Remuneration in the form of shares purchased under the Directors’ Share Plan. These shares are not subject to a performance condition as they are provided in place of cash remuneration at the CEO’s choice. However, they are subject to forfeiture in case of termination for serious misconduct.

• Short-Term Incentive: The Board sets J McFarlane’s balanced scorecard at the beginning of the financial year. The Board then assesses performance against these objectives at the end of the year. These objectives are aligned with the achievement of ANZ’s business plan, and are the most appropriate indicators of performance. These objectives include a number of quantitative and qualitative measures, which include (but are not limited to) financial, customer, people, environment and community measures. J McFarlane’s STI may be paid in cash or in shares purchased under the Directors’ Share Plan. J McFarlane has typically elected to receive shares.

• Long-Term Incentive: J McFarlane’s Long-Term Incentive is made up of Hurdled Options and Performance Shares as approved by shareholders at the 2001 and 2004 Annual General Meetings respectively. The performance conditions pertaining to the options issued during the year are indicated in Equity Instruments Transactions Section K1 Hurdled A options of Note 51.

The remuneration of J McFarlane for the year ended 30 September 2005 is set out in Table 1 in Section A. The mix of remuneration for J McFarlane under his current contract is made up as follows:

• Fixed Remuneration of $2,000,000 per annum;

• Target variable Short-Term Incentive of $2,000,000 per annum;

• Long-Term Incentive of $2,600,000 – one allocation only (based on valuation of 175,000 performance shares at issue).

Shareholding Guideline

The Chief Executive Officer of ANZ is expected to accumulate ANZ shares, over a five year period, to the value of 200% of his Fixed Remuneration and to maintain this shareholding while CEO of ANZ. This shareholding guideline was introduced in September 2005 and adherence to this guideline will be regularly monitored.

D2. CEO’S CONTRACT TERMS

On 26 October 2004, the Company announced an extension to J McFarlane’s contract:

• The term of the contract was extended by one year to 30 September 2007;

• In addition to mandatory superannuation contributions, the Company makes additional employer contributions of $300,000 per annum (effective from 1 October 2003), paid quarterly to J McFarlane’s chosen superannuation fund; and

• J McFarlane was granted 175,000 Performance Shares on 31 December 2004.

A separate agreement, made on 23 October 2001, provides for reimbursements to J McFarlane for any additional tax liabilities that may arise on his UK Pension Plan holdings as a result of his continuing Australian residency. Under this agreement, ANZ reimburses J McFarlane for any additional tax liability incurred on his UK Pension Plan during his employment with ANZ, arising as a consequence of Australian Foreign Investment Fund rules. In the event of decreased Australian tax liabilities due to a decreased value in J McFarlane’s UK Pension Plan, the reduced liability will be used to offset potential subsequent reimbursements.

D3. CEO’S RETIREMENT AND TERMINATION BENEFITS

In accordance with J McFarlane’s contract variation (refer section D2), J McFarlane’s nominated superannuation fund receives $300,000 per annum (effective from 1 October 2003, paid quarterly) in addition to mandatory superannuation contributions.

J McFarlane can terminate his employment agreement by providing 12 months’ notice. ANZ may terminate the employment agreement by providing notice equal to the unexpired term of the employment agreement (which ends on 30 September 2007). If ANZ terminates the employment agreement without notice and thus breaches its obligation to provide the required notice, ANZ has agreed with J McFarlane that the damages payable by ANZ for breach of contract would be equal to the Total Employment Cost (TEC) that would otherwise be received over the remainder of the contract (TEC comprises salary or fees, non-monetary benefits and mandatory superannuation contributions). In circumstances of serious misconduct, J McFarlane is only entitled to payment of TEC up to the date of termination.

Payment of accumulated superannuation benefits plus statutory entitlements of long service leave and annual leave (calculated on the basis of salary or fees) applies in all events of separation.

In the event of resignation not approved by the Board or dismissal for serious misconduct, all unexercised options and Performance Shares will be forfeited. In the event of termination on notice or agreed separation, all vested options and Performance Shares must be exercised within 6 months of the termination or agreed separation date, subject to meeting the relevant performance hurdles. In the event of serious misconduct, shares held in the Directors’ Share Plan will be forfeited. On resignation or termination on notice, shares held under the Directors’ Share Plan will be released.

D4. CEO’S PARTICIPATION IN EQUITY PROGRAMS

Hurdled Options

At the 2001 Annual General Meeting, four tranches of options were approved for granting by the Board: 500,000 in 2001; 1,000,000 in 2002; 1,000,000 in 2003 and 500,000 in 2004. For options granted to the CEO, the exercise price is equal to the weighted average share price on the ASX during the 5 trading days immediately before or after the Company’s Annual General Meeting that immediately precedes the allocation. The exercise of these options is subject to performance hurdles being satisfied. J McFarlane’s specific performance hurdles, for options granted during the year, are indicated in Equity Instruments Transactions Section K1 (Hurdled A) of Note 51, and for Performance Shares in Equity Instruments Transactions Section K3 of Note 51. For options granted to the CEO, the life and exercise period may differ, as disclosed in Equity Instruments Transactions Section C of Note 51.

Performance Shares

175,000 Performance Shares were issued to J McFarlane on 31 December 2004 as part of his contract extension, as approved by shareholders at the 2004 Annual General Meeting. No dividends will be payable on the shares until they vest. Vesting will be subject to time and performance hurdles being satisfied as detailed in Equity Instruments Transactions Section K3 of Note 51. As these Performance Shares were granted as part of J McFarlane’s contract extension, as opposed to a new contract, the conditions of grant were aligned with those of the original contract apart from the application of a TSR performance hurdle.

Directors’ Share Plan

J McFarlane participates in the Directors’ Share Plan, which is explained in section B3.

Please refer to Equity Instruments Transactions in Note 51 for details of grants and holdings.

SECTION E. SPECIFIED EXECUTIVES’ CONTRACT TERMS

Contractual terms for most executives are similar, but do, on occasion, vary to suit different needs. Section E1 details the contractual terms for those Specified Executives who are on open-ended contracts. Section E2 details the contractual terms for Sir J Anderson, who is on a fixed term contract.

E1. OPEN-ENDED CONTRACTS (Dr RJ EDGAR, E FUNKE KUPPER, BC HARTZER, GK HODGES, PR MARRIOTT, S TARGETT)

Length of Contract	Open-ended.

Fixed Remuneration	Remuneration consists of salary, mandatory employer superannuation contributions and benefits.

Short-Term Incentive	Eligible to participate. Target opportunity of 100% of Total Employment Cost (refer to section C4.1 for details of short-term incentive arrangements).

Long-Term Incentive	Eligible to participate at the Board’s discretion – refer to section C4.2 for long-term incentive arrangements.

Resignation	Employment may be terminated by giving 6 months’ written notice. On resignation any options and unvested deferred shares will be forfeited.

Retirement	On retirement, shares and options are released in full.

Termination on Notice by ANZ

ANZ may terminate the executive’s employment by providing 12 months’ written notice or payment in lieu of the notice period based on Total Employment Cost (TEC).

On termination on notice by ANZ any options or LTI deferred shares that have vested, or will vest during the notice period will be released, in accordance with the ANZ Share Option Plan Rules. LTI shares that have not yet vested will generally be forfeited, although for some executives (E Funke Kupper, BC Hartzer and PR Marriott) these shares will be released in full. Deferred shares granted under STI arrangements will vest in full for all executives.

There is discretion to pay incentives on a pro-rata basis(depending on termination date and subject to business performance).

Redundancy

If ANZ terminates employment for reasons of bona fide redundancy, a severance payment will be made that is equal to 12 months TEC.

All STI deferred shares are released. All options granted since 24 April 2002 are released on a pro-rata basis – all prior grants may be exercised. All LTI deferred shares granted since 23 October 2002 are released on a pro-rata basis – all prior grants will vest.

There is discretion to pay incentives on a pro-rata basis(depending on termination date and subject to business performance).

Death or Total and	All options and shares released; pro-rata incentive.
Permanent Disablement

Termination for serious misconduct

ANZ may immediately terminate the executive’s employment at any time without notice in the case of serious misconduct, and the employee will only be entitled to payment of TEC up to the date of termination.

On termination for serious misconduct any options and any deferred shares still held in trust will be forfeited.

Other Aspects

S Targett: Subject to continued employment and the approval of the Board, four tranches to the value of $700,000 each of deferred shares to be granted at six month intervals in May and November in 2004 and 2005, and Hurdled Options with a value of $750,000 granted within 3 months of commencement of employment, to compensate for the loss of equity from S Targett’s previous employer. On Termination on Notice, sign-on options can be exercised as a pro-rata proportion to the period of employment. Sign-on deferred shares will vest in full, including any scheduled to be granted during the notice period.

E2. FIXED TERM CONTRACT (SIR J ANDERSON)

Length of Contract	Contract was effective from 1 December 2003 to 30 September 2005, and extended to 15 April 2006.

Fixed Remuneration	The Total Employment Cost (TEC) package is NZD1,000,000 per annum and is inclusive of employer contributions to the superannuation fund.

Short-Term Incentive	STI payments are subject to both business and individual performance. The target payment is 50% of TEC.

Equity Participation

A Zero priced option (ZPO) is a right to acquire a share at nil cost. ZPOs are granted as part of Sir J Anderson’s contract under the ANZ Share Option Plan. They were designed to deliver equity to the CEO of The National Bank of New Zealand (NBNZ) and to meet the particular needs and circumstances at the time of the acquisition of NBNZ. Grants are fixed at NZD500,000 worth of ZPOs annually, granted in two tranches per annum and with a nil exercise price. The ZPOs have no time based vesting criteria, and so can be exercised at any time during employment and within 6 months of the termination of employment.

Resignation	Sir J Anderson may terminate his employment by giving 12 months’ written notice. On resignation any ZPOs which have not been exercised as at the termination date will lapse.

Retirement

A policy for payment of retirement gratuities was in place with NBNZ employees prior to the acquisition by the Company of NBNZ. This policy has been continued for eligible staff who were ANZ National Bank Limited employees as at 1 December 2003, including Sir J Anderson. Under this policy, a payment will be made to Sir J Anderson on his retirement that is equal to the number of full years’ service divided by 35 and multiplied by 85% of finishing salary (where finishing salary is fixed remuneration less any superannuation contribution). This value is then grossed up for tax (i.e. divided by 0.61) and from this value the total accrual value of long service leave taken is deducted.

Termination on Notice by ANZ

ANZ National Bank Limited may terminate Sir J Anderson’s employment by providing notice or payment in lieu of notice equal to the unexpired term of the employment agreement (which ends on 15 April 2006). On termination on notice, any options may be exercised in accordance with the ANZ Share Option Plan Rules.

Death or Total and Permanent Disablement	Exercise any ZPOs; pro-rata incentive.

Termination for serious misconduct

ANZ National Bank Limited may terminate Sir J Anderson’s employment at any time without notice for serious misconduct, and Sir J Anderson will only be entitled to payment up to the date of termination. On termination for serious misconduct any ZPOs which have not been exercised as at the termination date will lapse.

E3. PARTICIPATION IN EQUITY PROGRAMS

A number of shares and options are granted to executives under the remuneration programs detailed in Section C. For Specified Executives, details of all grants made during the year and legacy LTI programs are listed in Equity Instruments Transactions Section K, of Note 51. Aggregate holdings of shares and options are also shown. The deferred shares component of the LTI is administered under the ANZ Employee Share Acquisition Plan. For executives, the shares are deferred for three years.

The directors and specified executives shares and options disclosures are detailed in Note 51: Directors and Specified Executives – Related Party Transactions.

NOTES TO THE FINANCIAL STATEMENTS

51: DIRECTORS AND SPECIFIED EXECUTIVES - RELATED PARTY TRANSACTIONS

This note covers the related party transactions (excluding remuneration information as detailed in Note 50) of the directors of the Company and the specified executives as required by AASB1046 “Director and Executive Disclosures by Disclosing Entities” and the Corporations Act 2001.

Directors

Non Executive

CB Goode

GJ Clark

JC Dahlsen (retired 3 February 2005)

RS Deane

JK Ellis

DM Gonski

MA Jackson

DE Meiklejohn

JP Morschel

BW Scott (retired 23 April 2005)

Executive

J McFarlane

Specified Executives

Sir J Anderson

Dr RJ Edgar

E Funke Kupper

BC Hartzer

GK Hodges

PR Marriott

S Targett

Australian Securities and Investments Commission (ASIC) Class Order 98/110 dated 10 July 1998 (as amended)

The directors and specified executives have been exempted, subject to certain conditions, by an ASIC class order, 98/110 dated 10 July 1998 (as amended), from making disclosures of loans regularly made, guaranteed or secured directly or indirectly by the Group to related parties or in respect of a financial instrument transaction regularly made by the Group to related parties (other than shares and share options), other than to the director or specified executive, or to an entity controlled or significantly influenced by the director or specified executive, where the loan or financial instrument transaction is lawfully made and occurs in the course of ordinary banking business either at arm’s length or with the approval of a general meeting of the relevant entity and its ultimate chief entity (if any).

The class order does not apply to a loan or financial instrument transaction of which any director or specified executive should reasonably be aware that, if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

A condition of the class order is that for each financial year to which it applies, the Company must provide evidence to ASIC that the Company has systems of internal controls and procedures which:

i)                 in the case of any material financial instrument transaction, ensure that; and

ii)              in any other case, are designed to provide a reasonable degree of assurance that, any financial instrument transaction of a bank which may be required to be disclosed in the Company’s financial statements and which is not entered into regularly, is drawn to the attention of the directors.

LOAN TRANSACTIONS

Details regarding loans outstanding at the reporting date to directors and specified executives including personally related parties (subject to the ASIC Class Order 98/110 (as amended) disclosure limitation as described above), where the individuals aggregate loan balance exceeded $100,000 at any time in the reporting period, are as follows:

			Interest paid and
	Balance	Balance	payable in the		Highest balance
	1 October 2004	30 September 2005	reporting period		in the reporting period
	$	$	$		$
Directors

Non-executive Directors
J P Morschel	310,000	716,880	51,127		779,933
J C Dahlsen(1)	17,695,111	14,736,607	1,024,458		17,695,111
D M Gonski	18,342,000	18,342,000	1,097,742		18,342,000

Executive Directors
J McFarlane(2)	10,349,429	6,264,681	495,517		16,249,944

Specified executives
R J Edgar	181,814	918,284	17,001		1,130,316
E Funke Kupper	680,000	680,000	4,797	(3)	680,000
B C Hartzer	2,645,581	2,703,626	163,028	(3)	2,771,944
G K Hodges	1,172,688	1,019,242	61,658		2,869,921

(1)          J C Dahlsen ceased to be a director in February 2005

(2)          The loan balances as at 30 September 2005 largely relate to loans for the purchase of ANZ shares, including the exercise of options

(3)          Interest payments were reduced as a result of a linked offset account

Details regarding the aggregate of loans made, guaranteed or secured by any entity in the Group to each group of directors and specified executives including related parties (subject to the ASIC Class Order 98/110 (as amended) disclosure limitation as described above) are as follows:

			Interest paid and
	Balance	Balance	payable in the	Number in group at
	1 October 2004	30 September 2005	reporting period	30 September
	$	$	$
Directors
2005	46,696,540	40,060,168	2,668,844	4	(3)

Specified executives
2005	4,680,083	5,321,152	246,483	4	(3)

(3)          Number in the Group includes directors and specified executive with loan balances greater than zero

Loans made to the non-executive directors are made in the course of ordinary business on normal commercial terms and conditions. Loans to the executive director are made pursuant to the Executive Directors’ Loan Scheme authorised by shareholders on 18 January 1982, on the same terms and conditions applicable to other employees within the Group in accordance with established policy.

No amounts have been written down or recorded as allowances, as the balances are considered fully collectible.

OTHER TRANSACTIONS OF DIRECTORS AND SPECIFIED EXECUTIVES

Other transactions (other than shares and share options)

Under the ASIC class order referred to above, disclosure of other transactions regularly made by the Group is limited to disclosure of such transactions with a director of the Company, specified executives of the Group and to an entity controlled or significantly influenced by the directors and specified executives, on the basis the transactions are:

•                  on arm’s length terms and conditions no more favourable than those entered into by other employees or unrelated customers;

•                  information about them does not have the potential to affect adversely decisions about the allocations of scarce resources made by users of the financial report, or the discharge of accountability by the director or specified executive; and

•                  are deemed trivial or domestic in nature.

Transactions between the directors, specified executives and related entities and the Group during the financial year were in the nature of normal personal banking, debentures, investment and deposit transactions. These transactions occurred on an arm’s length basis and on normal commercial terms and conditions no more favourable than those given to other employees or customers and were trivial and domestic in nature.

EQUITY INSTRUMENTS TRANSACTIONS

The Company equity instruments and transactions relating to the Directors of the Company and the Corporations Act 2001 and AASB 1046 specified executives of the Group and Company are detailed as follows:

A. SHAREHOLDINGS OF NON-EXECUTIVE DIRECTORS (INCLUDING MOVEMENTS DURING THE YEAR)

	Balance of	Shares	Shares resulting	Balance of	Balance of
	shares as	acquired	from any other	shares held	shares held as
	at 1 October	during the year	change during	as at 30 Sept	at Financial Report
Name	2004(1)	in lieu of salary(2)	the year(3)	2005(1),(4)	sign-off date(1)

CB Goode	502,464	20,781	12,392	535,637	559,451
GJ Clark	2,000	—	—	2,000	3,766
JC Dahlsen (retired 3 February 2005)	121,915	—	(8,441)	113,474	113,474
RS Deane	75,364	—	—	75,364	75,364
JK Ellis	84,476	1,703	5,017	91,196	92,658
DM Gonski	52,612	2,055	237	54,904	57,217
MA Jackson	93,297	—	—	93,297	93,297
DE Meiklejohn	4,185	—	2,141	6,326	6,326
JP Morschel	4,000	1,502	—	5,502	7,268
BW Scott (retired 23 April 2005)	72,475	—	(6,494)	65,981	65,981

(1)          Balance of shares held at 1 October 2004, 30 September 2005 and 2 November 2005 (Financial Report sign-off date), includes directly held shares, nominally held shares and shares held by personally related entities.

(2)          All shares acquired in lieu of salary were done so under the Directors’ Share Plan (refer to Section B3 of Note 50, for an overview of the Directors’ Share Plan).

(3)          Other shares resulting from any other changes during the year include the net result of any shares purchased, sold or acquired under the Dividend Reinvestment Plan.

(4)          The following shares were nominally held as at 30 September 2005: CB Goode – 141,860; RS Deane – 73,000; JK Ellis– 23,900; DM Gonski – 52,159; MA Jackson – 10,632; DE Meiklejohn – 2,656; JP Morschel– 1,502.

B.  SHAREHOLDINGS OF CHIEF EXECUTIVE OFFICER (CEO) (INCLUDING MOVEMENTS DURING THE YEAR)

				Shares acquired	Shares resulting	Balance	Balance of shares
Balance of	Shares acquired	Performance	Value of performance	during the year	from any other	of shares	held as at
shares as at	during the year	shares granted	shares granted	through the exercise	change during	held as at	Financial Report
1 Oct 2004(1)	in lieu of salary(2)	during the year(3),(4)	during the year(5)	of options(6)	the year(7)	30 Sep 2005(1),(8)	sign-off date(1)
$

1,690,507	89,995	175,000	2,628,500	500,000	(635,787)	1,819,715	1,820,056

(1)          Balance of shares held at 1 October 2004, 30 September 2005 and 2 November 2005 (Financial Report sign-off date) includes directly held shares, nominally held shares and shares held by personally related entities.

(2)          All shares acquired in lieu of salary were done so under the Directors’ Share Plan (refer to Section B3 of Note 50) for an overview of the Directors’ Share Plan).

(3)          The grant of performance shares on 31 December 2004 was approved by shareholders at the 2004 AGM, with the earliest vesting date being 31 December 2006. Refer to Section K3 for further details.

(4)          Nil performance shares forfeited or vested. The maximum amortisation balance (i.e. 1 October 2005 to vesting date) is $1,645,513 for subsequent financial years, however the value will be nil if the minimum performance hurdle is not achieved.

(5)          The fair value of performance shares granted during the year is based on the fair value of the shares as at 31 December 2004 ($15.02) multiplied by the number granted.

(6)          All options held/exercised by the CEO have been approved by shareholders(December 1999 and December 2001).

(7)          Other shares resulting from any other changes during the year includes the net result of any shares purchased, sold, or acquired under the Dividend Reinvestment Plan. It also includes those shares received on 28 October 2004 in regards to the 2004 incentive (for the period ending 30 September 2004).

(8)          1,270,176 shares were held nominally as at 30 September 2005.

C. OPTIONS GRANTED TO CEO(1)

Type of		First date	Date of		Number	Number vested	Percentage that vested during	Vested and exercisable as at	Vested and unexercisable as
options	Grant date	exercisable	expiry(4)	Exercise price(5)	granted(6),(7)	during the year	the year%	30 Sep 2005	at 30 Sep 2005
				$
Hurdled(2)	31-Dec-01	31-Dec-04	31-Dec-05	16.48	500,000	500,000	100	—	—
Hurdled A	31-Dec-01	31-Dec-03	31-Dec-07	16.80	500,000	—	—	500,000	—
Hurdled A	31-Dec-02	31-Dec-04	31-Dec-07	16.69	1,000,000	1,000,000	100	500,000	500,000
Hurdled A	31-Dec-03	31-Dec-05	31-Dec-08	17.48	1,000,000	—	—	—	—
Hurdled A(3)	31-Dec-04	31-Dec-06	31-Dec-08	20.49	500,000	—	—	—	—
Total					3,500,000	1,500,000		1,000,000	500,000

(1)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001).

(2)          The options may be exercised only if the “ANZ Accumulation Index” over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the “ASX 100 Accumulation Index” calculated over the same period. Refer to Section K1 for Hurdled A details.

(3)          The fair value per option at the 31 December 2004 grant date is $1.98. Refer to Section I for details of the valuation methodology and inputs.

(4)          Treatment of options on termination of employment is explained in Section D3 of Note 50.

(5)          The exercise price is equal to the weighted average share price during the 5 trading days immediately after the Company’s Annual General Meeting. Note, the original exercise price of options issued prior to the Renounceable Rights issue in November 2003, have been reduced by 72 cents because of the dilution of share capital associated with the Renounceable Rights issue.

(6)          Nil options forfeited or expired during the period.

(7)          The maximum amortisation balance (i.e. 1 October 2005 to vesting date) is $885,321 for subsequent financial years, however the value will be nil if the minimum performance hurdles are not achieved.

D. OPTION HOLDINGS OF CEO (INCLUDING MOVEMENTS DURING THE YEAR)(1)

					Number of		Share price			Total value of
	Granted during	Value of	Exercised	Date of	ordinary shares	Value of	on date of		Balance	options granted
Balance as	the year as	options granted	during	exercise	issued on exercise	options exercised	exercise of	Amount paid	as at	and exercised
at 1 Oct 2004	remuneration	during the year(2)	the year	of options	of options	during the year(3)	of options	per share	30 Sep 2005	during the year
		$				$	$	$		$

3,000,000	500,000	990,000	500,000	08-Aug-05	500,000	2,530,000	21.54	16.48	3,000,000	3,520,000

(1)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001).

(2)          The value of options granted during the year is based on the fair value of the option ($1.98) multiplied by the number granted. Refer to section I. for details of the valuation methodology and inputs.

(3)          The value per option used in this calculation is based on the difference between the volume weighted average price of the Company’s shares traded on the ASX on the day the options were exercised, and the exercise price. This is then multiplied by the number granted.

E. DEFERRED SHARES GRANTED TO SPECIFIED EXECUTIVES

LTI Deferred Shares(1)

				Value of deferred		Percentage
				shares granted	Number that	that vested
			Number	during the year(4)	vested during	during the year
Name	Grant date	Vesting date	granted(2),(3)	$	the year	%

Dr RJ Edgar	24-Oct-01	24-Oct-04	2,700	n/a	2,700	100
	24-Apr-02	24-Apr-05	3,200	n/a	3,200	100
	23-Oct-02	23-Oct-05	7,600	n/a	—	—
	20-May-03	20-May-06	8,500	n/a	—	—
	05-Nov-03	05-Nov-06	8,889	n/a	—	—
	05-Nov-03	05-Nov-06	25,000	n/a	—	—
	11-May-04	11-May-07	8,452	n/a	—	—
	05-Nov-04	05-Nov-07	6,519	134,941	—	—
	05-Nov-04	05-Nov-07	26,000	538,189	—	—
Total			96,860	673,130	5,900	6
E Funke Kupper	24-Oct-01	24-Oct-04	6,000	n/a	6,000	100
	24-Apr-02	24-Apr-05	4,500	n/a	4,500	100
	23-Oct-02	23-Oct-05	8,000	n/a	—	—
	20-May-03	20-May-06	6,800	n/a	—	—
	05-Nov-03	05-Nov-06	6,838	n/a	—	—
	11-May-04	11-May-07	6,256	n/a	—	—
	05-Nov-04	05-Nov-07	6,018	124,570	—	—
Total			44,412	124,570	10,500	24
BC Hartzer	24-Oct-01	24-Oct-04	2,800	n/a	2,800	100
	24-Apr-02	24-Apr-05	4,600	n/a	4,600	100
	23-Oct-02	23-Oct-05	6,600	n/a	—	—
	20-May-03	20-May-06	6,500	n/a	—	—
	05-Nov-03	05-Nov-06	7,408	n/a	—	—
	11-May-04	11-May-07	7,135	n/a	—	—
	05-Nov-04	05-Nov-07	9,127	188,925	—	—
Total			44,170	188,925	7,400	17
GK Hodges	24-Oct-01	24-Oct-04	1,000	n/a	1,000	100
	24-Apr-02	24-Apr-05	1,400	n/a	1,400	100
	23-Oct-02	23-Oct-05	3,800	n/a	—	—
	20-May-03	20-May-06	6,500	n/a	—	—
	05-Nov-03	05-Nov-06	5,699	n/a	—	—
	11-May-04	11-May-07	6,586	n/a	—	—
	05-Nov-04	05-Nov-07	7,522	155,702	—	—
Total			32,507	155,702	2,400	7
PR Marriott	24-Oct-01	24-Oct-04	5,700	n/a	5,700	100
	24-Apr-02	24-Apr-05	5,500	n/a	5,500	100
	23-Oct-02	23-Oct-05	9,300	n/a	—	—
	20-May-03	20-May-06	9,100	n/a	—	—
	05-Nov-03	05-Nov-06	9,573	n/a	—	—
	11-May-04	11-May-07	9,275	n/a	—	—
	05-Nov-04	05-Nov-07	8,475	175,429	—	—
Total			56,923	175,429	11,200	20
S Targett	05-Nov-04	05-Nov-07	6,519	134,941	—	—

(1)          Deferred shares issued as LTI shares were granted under the ANZ Long-Term Incentive Program and relate to those deferred shares granted or vested during the year, and those yet to vest. The shares are restricted for 3 years and may be held in trust for up to ten years. Refer to Section K2 for more details

(2)          Nil shares forfeited during the year

(3)          The maximum amortisation balance (i.e. 1 October 2005 to vesting date) for each Specified Executive for subsequent financial years is as follows: Dr RJ Edgar $801,535; E Funke Kupper $220,014; BC Hartzer $275,486; GK Hodges $235,101; PR Marriott $311,436; S Targett $94,397

(4)          The value of deferred shares granted during the year is based on the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted, multiplied by the number granted

STI Deferred Shares(1)

					Percentage
				Number that	that vested
			Number	vested during	during the year
Name	Grant date	Vesting date	granted(2),(3)	the year	%
Dr RJ Edgar	24-Oct-01	24-Oct-04	3,891	3,891	100
	24-Apr-02	24-Apr-05	4,302	4,302	100
	23-Oct-02	23-Oct-05	6,423	—	—
	20-May-03	20-May-06	5,622	—	—
	05-Nov-03	05-Nov-06	6,781	—	—
	11-May-04	11-May-07	7,683	—	—
Total			34,702	8,193	24
E Funke Kupper	24-Oct-01	24-Oct-04	6,510	6,510	100
	24-Apr-02	24-Apr-05	5,724	5,724	100
	23-Oct-02	23-Oct-05	8,554	—	—
	20-May-03	20-May-06	4,148	—	—
	05-Nov-03	05-Nov-06	7,636	—	—
	11-May-04	11-May-07	7,052	—	—
Total			39,624	12,234	31
BC Hartzer	24-Oct-01	24-Oct-04	7,058	7,058	100
	24-Apr-02	24-Apr-05	6,364	6,364	100
	23-Oct-02	23-Oct-05	4,457	—	—
	20-May-03	20-May-06	1,992	—	—
	05-Nov-03	05-Nov-06	7,322	—	—
	11-May-04	11-May-07	7,244	—	—
Total			34,437	13,422	39
GK Hodges	24-Oct-01	24-Oct-04	3,128	3,128	100
	24-Apr-02	24-Apr-05	3,324	3,324	100
	23-Oct-02	23-Oct-05	4,761	—	—
	20-May-03	20-May-06	4,503	—	—
	05-Nov-03	05-Nov-06	5,129	—	—
	11-May-04	11-May-07	5,653	—	—
Total			26,498	6,452	24
PR Marriott	24-Oct-01	24-Oct-04	5,963	5,963	100
	24-Apr-02	24-Apr-05	5,475	5,475	100
	23-Oct-02	23-Oct-05	8,527	—	—
	20-May-03	20-May-06	5,403	—	—
	05-Nov-03	05-Nov-06	7,978	—	—
	11-May-04	11-May-07	9,604	—	—
Total			42,950	11,438	27

(1)          Deferred shares issued as STI shares were granted under a historical ANZ Short-Term Incentive Program and relate to those deferred shares vested during the year and those yet to vest (STI is now delivered generally as 100% cash, therefore no STI deferred shares were granted to Specified Executives during the year. Refer Section C4.1 of Note 50). The shares are restricted for 3 years and may be held in trust for up to ten years

(2)          Nil shares forfeited during the year

(3)          The maximum amortisation balance (i.e. 1 October 2005 to vesting date) for each Specified Executive for subsequent financial years is as follows: Dr RJ Edgar $141,285; E Funke Kupper $135,693; BC Hartzer $125,786; GK Hodges $106,248; PR Marriott $167,451

Other Deferred Shares(1)

				Value of deferred		Percentage
				shares granted	Number that	that vested
			Number	during the year(4)	vested during	during the year
Name	Grant date	Vesting date	granted(2),(3)	$	the year	%

S Targett	11-May-04	11-May-07	38,419	n/a	—	—
	05-Nov-04	05-Nov-07	35,105	726,659	—	—
	13-May-05	13-May-08	32,080	707,339	—	—
Total			105,604	1,433,998	—	—

1                  Other deferred shares issued to S Targett relate to the issue of deferred shares (four tranches to the value of $700,000 each to be issued at 6 month intervals in May and November in 2004 and 2005, subject to Board approval and continuing employment) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer

2                  Nil shares forfeited during the year

3                  The maximum amortisation balance (i.e. 1 October 2005 to vesting date) is $1,498,908 for subsequent financial years

4                  The value of deferred shares granted during the year is based on the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted, multiplied by the number granted

F. SHAREHOLDINGS OF SPECIFIED EXECUTIVES (INCLUDING MOVEMENTS DURING THE YEAR)

		Shares	Number of shares	Shares resulting	Balance
	Balance	granted	acquired during the	from any other	of shares
	of shares as at	during the year	year through	change during	held as at
Name	1 Oct 2004(1)	as remuneration	exercise of options	the year(2)	30 Sep 2005(1),(3)
Sir J Anderson	12,022	—	22,370	—	34,392
Dr RJ Edgar	384,214	32,519	75,000	(70,000)	421,733
E Funke Kupper(4)	185,008	6,018	134,000	(135,134)	189,892
BC Hartzer	79,046	9,127	—	465	88,638
GK Hodges	139,397	7,522	55,000	(55,000)	146,919
PR Marriott	677,867	8,475	80,000	(124,709)	641,633
S Targett	38,419	73,704	—	1,000	113,123

(1)          Balance of shares held at 1 October 2004 and 30 September 2005, include directly held shares, nominally held shares and shares held by personally related entities

(2)          Other shares resulting from any other changes during the year include the net result of any shares purchased, sold or acquired under the Dividend Reinvestment Plan

(3)          The following shares were held nominally as at 30 September 2005: Sir J Anderson – 55; Dr RJ Edgar – 213,510; E Funke Kupper – 189,242; BC Hartzer –78,607; GK Hodges – 104,012; PR Marriott – 177,930; S Targett – 112,123

(4)          Amounts shown do not include ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS).E Funke Kupper held 500 ANZ StEPS as at 1 October 2004; this holding remained unchanged up to and including 30 September 2005. No other Specified Executives held ANZ StEPS

G. OPTIONS GRANTED TO SPECIFIED EXECUTIVES(1)

							Value per option
							at grant date		Percentage	Vested and
					Exercise		for options	Number	that vested	exercisable
		Grant	First date	Date of	price(4)	Number	granted during	vested during	during the year	as at
Name	Type of options(2)	date	exercisable	expiry(3)	$	granted(5),(6)	the year(7)	the year	%	30 Sep 2005

Sir J Anderson	Zero-Priced	05-Nov-04	05-Nov-04	04-Nov-06	—	11,699	20.70	11,699	100	—
	Zero-Priced	13-May-05	13-May-05	12-May-07	—	10,671	22.05	10,671	100	—
Total						22,370		22,370	100	—
Dr RJ Edgar	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	34,000	n/a	34,000	100	—
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	41,000	n/a	41,000	100	—
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	125,000	n/a	—	—	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	147,000	n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	66,666	n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	63,115	n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	52,000	2.50	—	—	—
Total						528,781		75,000	14	—
E Funke Kupper	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	77,000	n/a	77,000	100	—
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	57,000	n/a	57,000	100	—
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	131,000	n/a	—	—	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	119,000	n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	51,282	n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	46,722	n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	48,000	2.50	—	—	—
Total						530,004		134,000	25	—
BC Hartzer	Hurdled A	24-Apr-01	25-Apr-04	24-Apr-08	12.98	42,000	n/a	—	—	42,000
	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	36,000	n/a	36,000	100	36,000
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	59,000	n/a	59,000	100	59,000
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	50,000	n/a	50,000	100	50,000
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	109,000	n/a	—	—	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	113,000	n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	55,555	n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	53,279	n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	72,800	2.50	—	—	—
Total						590,634		145,000	25	187,000

H. OPTION HOLDINGS OF SPECIFIED EXECUTIVES (INCLUDING MOVEMENTS DURING THE YEAR)

				Resulting	Value of
			Granted during	from any	options granted
		Balance as	the year as	other change	during the year(1)	Exercised
Name	Type of options	at 1 Oct 2004	remuneration	during year	$	during the year

Sir J Anderson	Zero-priced(1)	—	22,370	—	477,452	11,699
						10,671
Dr RJ Edgar	Hurdled	204,781	52,000	—	130,000	34,000
						41,000
	Index-Linked	272,000	—	—	—	—

E Funke Kupper	Hurdled	232,004	48,000	—	120,000	77,000
						57,000
	Index-Linked	250,000	—	—	—	—

BC Hartzer	Hurdled	295,834	72,800	—	182,000	—
	Index-Linked	222,000	—	—	—	—

GK Hodges	Hurdled	214,316	60,000	—	150,000	26,000
						16,000
						13,000
	Index-Linked	176,000	—	—	—	—

PR Marriott	Hurdled	559,057	67,600	—	169,000	80,000
	Index-Linked	311,000	—	—	—	—
	Other(4)	11,000	—	442	—	—

S Targett	Hurdled	307,377	52,000	—	130,000	—

(1)          The value of options granted during the year is based on the fair value of the option multiplied by the number granted. Refer to section I for details of the valuation methodology and inputs

(2)          The value per option used in this calculation is based on the difference between the volume weighted average price of the Company’s shares traded on the ASX on the day the options were exercised, and the exercise price. This is then multiplied by the number granted

								Value per option
								at grant date		Percentage	Vested and
					Exercise			for options	Number	that vested	exercisable
		Grant	First date	Date of	price(4)	Number		granted during	vested during	during the year	as at
Name	Type of options(2)	date	exercisable	expiry(3)	$	granted(5),(6)		the year(7)	the year	%	30 Sep 2005

GK Hodges	Hurdled A	21-Nov-00	22-Nov-03	21-Nov-07	13.62	26,000		n/a	—	—	—
	Hurdled A	24-Apr-01	25-Apr-04	24-Apr-08	12.98	16,000		n/a	—	—	—
	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	13,000		n/a	13,000	100	—
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	17,400		n/a	17,400	100	17,400
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	50,000		n/a	50,000	100	50,000
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	63,000		n/a	—	—	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	113,000		n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	42,735		n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	49,181		n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	60,000		2.50	—	—	—
Total						450,316			80,400	18	67,400
PR Marriott	Hurdled A	23-Feb-00	23-Feb-03	22-Feb-07	9.39	25,000		n/a	—	—	25,000
	Hurdled A	21-Nov-00	22-Nov-03	21-Nov-07	13.62	170,000		n/a	—	—	170,000
	Hurdled A	24-Apr-01	25-Apr-04	24-Apr-08	12.98	80,000		n/a	—	—	—
	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	73,000		n/a	73,000	100	73,000
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	70,000		n/a	70,000	100	70,000
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	153,000		n/a	—	—	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	158,000		n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	71,794		n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	69,263		n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	67,600		2.50	—	—	—
Total						937,657			143,000	15	338,000
S Targett	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	307,377	(8)	n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	52,000		2.50	—	—	—
Total						359,377			—	—	—

(1)          Options granted to Specified Executives pertains to these options granted, vested or exercised during the year, options yet to vest and any unexercised options

(2)          Refer to Section K1 for more details pertaining to hurdled A, hurdled B and index linked options. Refer to Section E2 of Note 50, for further information on zero priced options granted to Sir J Anderson

(3)          Treatment of options on termination of employment is explained in Section E of Note 50

(4)          The exercise price is equal to the weighted average share price over the 5 trading days up to and including the grant date. Note, the original exercise price of options issued prior to the Renounceable Rights issue in November 2003, have been reduced by72 cents because of the dilution of share capital associated with the Renounceable Rights issue. Given index-linked options have a dynamic exercise price, the original exercise price is shown in G (refer to Section K1 for more details)

(5)          No additional options were granted in the period up to and including 2 November 2005, and nil options forfeited or expired

(6)          The maximum amortisation balance (i.e. 1 October 2005 to vesting date) for each Specified Executive for subsequent financial years is as follows: Dr RJ Edgar $266,582; E Funke Kupper $218,793; BC Hartzer $272,560; GK Hodges $232,767; PR Marriott $309,425; S Targett $493,628. The value will be nil however, if the minimum performance hurdles are not achieved

(7)          Refer to section I for details of the valuation methodology and inputs

(8)          S Targett was granted Hurdled Options to compensate for the loss of equity from S Targett’s previous employer

		Number of	Value of	Share price on			Total value of
	Date of	ordinary shares	options exercised	date of exercise	Amount paid	Balance	options granted
	exercise	issued on exercise	during the year(2)	of options	per share	as at	and exercised
Name	of options	of options	$	$		$30 Sep 2004	during the year(3) $

Sir J Anderson	10-Nov-04	11,699	233,515	19.96	—	—	940,500
	17-May-05	10,671	229,533	21.51	—
Dr RJ Edgar	20-May-05	34,000	187,982	21.86	16.33	181,781	474,966
	20-May-05	41,000	156,984	21.86	18.03
	—	—	—	—	—	272,000	—
E Funke Kupper	27-Oct-04	77,000	264,403	19.76	16.33	146,004	599,069
	06-May-05	57,000	214,666	21.80	18.03
	—	—	—	—	—	250,000	—
BC Hartzer	—	—	—	—	—	368,634	182,000
	—	—	—	—	—	222,000	—
GK Hodges	20-May-05	26,000	214,211	21.86	13.62	219,316	578,148
	20-May-05	16,000	142,062	21.86	12.98
	20-May-05	13,000	71,875	21.86	16.33
	—	—	—	—	—	176,000	—
PR Marriott	11-May-05	80,000	693,116	21.64	12.98	546,657	862,116
	—	—		—	—	311,000	—
	—	—	—	—	—	11,442	—
S Targett	—	—	—	—	—	359,377	130,000

(3)          Nil options lapsed during the year

(4)          Other refers to share options granted to a personally related entity. 11,000 of these options were vested and exercisable as at 30 September 2005

I. OPTION VALUATIONS

			Exercise price	Share price	ANZ expected		Vesting	Expected	Expected	Riskfree
		Option value(1)	(5 day VWAP)	at grant	volatility(2)	Option term	period	life	dividend	interest
Option type	Grant date	$	$	$	%	(years)	(years)	(years)	yield(3) %	rate(4) %

Hurdled	05-Nov-04	2.50	20.68	20.70	18.50	7	3	3	5.30	5.24
Hurdled (CEO)	31-Dec-04	1.98	20.49	20.56	16.50	4	2	2	5.50	5.10
Zero-priced	05-Nov-04	20.70	—	n/a	n/a	2	—	n/a	n/a	n/a
Zero-priced	13-May-05	22.05	—	n/a	n/a	2	—	n/a	n/a	n/a

(1)          The Binomial Option Pricing Model (“the model”) is used to assess the value of ANZ’s options (other than zero priced options, for which the value is the volume weighted average price of the Company’s shares traded on the ASX on the day the options were granted). The model utilises probability theory to determine the value of an ANZ option based on likely share prices at the expiry date of the option. In accordance with AASB 1046 and 1046A, the model reflects both the performance hurdles that currently apply to the Hurdled Options and the non-transferability of the options. Under the terms of the Options, the hurdle conditions (outlined in section K) must be met before the options may be exercised during the exercise period

(2)          Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the options

(3)          In estimating the fair value of the ANZ option grant, expected dividends were included in the application of the model. The expected dividend yield applied to the model was based on an analysis of ANZ’s historical dividend payments and yields

(4)          The risk-free interest rate is based on the implied yield currently available on zero-coupon bonds issued by the Australian government, with a remaining term equal to the expected life of ANZ’s options

J. PERFORMANCE SHARE VALUATION

Share type	Grant date	Share value(1) $	Share price at grant $	ANZ expected volatility(2) %	Term of shares (years)	Vesting period (years)	Expected life (years)	Expected dividend yield(3)%	Risk free interest rate(4)%

CEO Performance Shares	31-Dec-04	15.02	20.56	16.50	5	2	2	5.40	5.00

(1)          The Binomial Pricing Model (“the model”) is used to assess the value of the Performance Shares. In accordance with AASB 1046 and 1046A, the model utilises probability theory to determine the value of the performance shares which also reflects the performance hurdle. Under the terms of the performance shares, the hurdle conditions (outlined in Section K) must be met before the shares can vest

(2)          Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the performance shares

(3)          In estimating the fair value of the performance shares, expected dividends were included in the application of the model. The expected dividend yield applied to the model was based on an analysis of ANZ’s historical dividend payments and yields

(4)          The risk-free interest rate is based on the implied yield currently available on zero-coupon bonds issued by the Australian government, with a remaining term equal to the expected life of the performance shares

K. LEGACY LONG TERM INCENTIVE (LTI) PROGRAMS

K1 Options (Granted prior to October 2005)

Each option has the following features:

•                  An exercise price (or for index-linked options, the original exercise price) that is set equal to the weighted average sale price of all fully paid ordinary shares in the Company sold on the Australian Stock Exchange during the 1 week prior to and including the date of grant;

•                  A maximum life of 7 years and an exercise period that commences 3 years after the date of grant, subject to performance hurdles being cleared. Options are re-tested monthly (if required) after the commencement of the exercise period;

•                  Upon exercise, each option entitles the option-holder to one ordinary share;

•                  In case of resignation or termination on notice or dismissal for misconduct: options are forfeited;

•                  In case of redundancy: options are pro-rated and a grace period is provided in which to exercise the remaining options (with hurdles waived, if applicable);

•                  In case of retirement, death or total and permanent disablement: A grace period is provided in which to exercise all options (with hurdles waived, if applicable); and

•                  Performance hurdles, which are explained below for each type of option.

Hurdled Options (Hurdled B) (Granted November 2004)

In November 2004 hurdled options were granted with a relative Total Shareholder Return (TSR) performance hurdle attached.

The proportion of options that become exercisable will depend upon the TSR achieved by ANZ relative to the companies in the comparator group shown below. Performance equal to the median TSR of the comparator group will result in half the options becoming exercisable.

Performance above median will result in further options becoming exercisable, increasing on a straight-line basis until all of the options become exercisable where ANZ’s TSR is at or above the 75th percentile in the comparator group.

Comparator Group

AMP Limited

AXA Asia Pacific Holdings Limited Commonwealth Bank of Australia Insurance Australia Group Limited Macquarie Bank Limited National Australia Bank Limited QBE Insurance Group Limited St George Bank Limited Suncorp-Metway Limited Westpac Banking Corporation

Hurdled Options (Hurdled A) (Granted to Executives from February 2000 until July 2002, and from November 2003 until May 2004. Granted to CEO from December 2001 until December 2004.)

Until May 2004, hurdled options were granted to executives with the following performance hurdles attached. The following performance hurdles also pertain to the options granted to the CEO during the year:

1. Half the options may only be exercised once ANZ’s TSR exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced); and

2. The other half of hurdled options may only be exercised once the ANZ TSR exceeds the percentage change in the S&P/ASX 100 Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced).

Index-linked options (Granted from October 2002 to May 2003)

Index-linked options have a dynamic exercise price that acts as a built-in performance hurdle, i.e. the exercise price is adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ). As an additional constraint, the adjusted exercise price can only be set at or above the original exercise price. They are exercisable between the 3rd and 7th year after grant date, subject to the adjusted exercise price being above the prevailing share price.

K2 Deferred Shares

(Granted from February 2000)

Deferred Shares granted under the Long Term Incentive (LTI) arrangements were designed to reward executives for superior growth whilst also encouraging executive retention and an increase in the Company’s share price.

•      Shares are subject to a time-based vesting hurdle of 3 years, during which time they are held in trust;

•      During the deferral period, the employee is entitled to any dividends paid on the shares;

•      Shares issued under this plan may be held in trust for up to 10 years;

•      The value used to determine the number of LTI deferred shares to be allocated has been based on the volume weighted average price of the shares traded on the ASX in the week leading up to and including the date of issue;

•      In case of resignation or termination on notice or dismissal for misconduct: LTI shares are forfeited;

•      In case of redundancy: the number of LTI shares that are released is pro-rated according to the time held as a proportion of the vesting period; and

•      In case of retirement, death or total & permanent disablement: LTI shares are released to executives.

Deferred Shares no longer form part of ANZ’s Senior Executive LTI program, however there may be circumstances (such as retention) where this type of equity (including Deferred Share Rights) will be issued.

K3 Performance Shares

(Granted December 2004 to CEO)

In December 2004 Performance Shares were granted to the CEO of ANZ with a relative TSR performance hurdle attached. The proportion of shares that vest will depend upon the TSR achieved by ANZ relative to the companies in the comparator group shown below.

Performance equal to the median TSR of the comparator group will result in half the Performance Shares becoming exercisable. Performance above median will result in further Performance Shares becoming exercisable, increasing on a straight-line basis until all of the Performance Shares become exercisable where ANZ’s TSR is at or above the 75th percentile in the comparator group. No dividends will be payable on the shares until they vest, with the earliest possible vesting date being 31 December 2006.

Comparator Group

AMP Limited

AXA Asia Pacific Holdings Limited Commonwealth Bank of Australia Insurance Australia Group Limited Macquarie Bank Limited National Australia Bank Limited QBE Insurance Group Limited St George Bank Limited Suncorp-Metway Limited Westpac Banking Corporation

52: DIRECTORS OF CONTROLLED ENTITIES OF THE COMPANY - RELATED PARTY TRANSACTIONS(1)

LOAN TRANSACTIONS

Loans to executive directors of controlled entities are made pursuant to the Executive Directors’ Loan Scheme authorised by shareholders on 18 January 1982. These loans were in the nature of normal personal loans and were made on the same terms and conditions applicable to other eligible employees within the Group in accordance with established policy.

OTHER TRANSACTIONS OF DIRECTORS AND PERSONALLY RELATED ENTITIES

i)  Financial instrument transactions

ASIC class order 98/110 dated 10 July 1998 (as amended).

Disclosure of financial instrument transactions regularly made by a bank is limited to disclosure of such transactions with a director of the controlled entity concerned or an entity controlled or significantly influenced by the director of the controlled entity.

Financial instrument transactions between the directors of the controlled entities or their personally related entities and the Bank during the financial year were in the nature of normal personal banking, investment and deposit transactions. These transactions occurred on an arm’s length basis and on normal commercial terms and conditions no more favourable than those given to other employees or customers.

ii)  Transactions other than financial instrument transactions of banks

All other transactions with directors of the controlled entities of the Company and their personally related entities are conducted on arm’s length terms and conditions, and are deemed trivial or domestic in nature. These transactions are in the nature of deposits, debentures, or investment transactions conducted with non-bank controlled entities.

All other transactions with directors’ personally related entities occur within a normal customer or supplier relationship and are on arm’s length terms and conditions.

1                  Relates to all other related party disclosures not concerning directors of Australia and New Zealand Banking Group Limited as disclosed in note 51

53: TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURE ENTITIES - RELATED PARTY DISCLOSURES

During the course of the financial year the Company and the Group conducted transactions with associates and joint venture entities on normal commercial terms and conditions as shown below:

	Consolidated		The Company
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000
Aggregate
Amounts receivable from associates and joint venture entities	340,916	101,835	305,493	27,553
Interest revenue	15,920	4,078	14,464	2,422
Dividend revenue	107,298	38,353	6,647	365
Commissions received from ING Australia joint venture	122,153	87,026	114,509	80,127
Costs recovered from ING Australia joint venture	9,430	9,776	9,430	9,761

54: EXCHANGE RATES

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2005		2004		2003
	Closing	Average	Closing	Average	Closing	Average
Euro	0.6325	0.6024	0.5814	0.5968	0.5847	0.5649
Great British pound	0.4325	0.4142	0.3983	0.4054	0.4070	0.3822
New Zealand dollar	1.0998	1.0847	1.0700	1.1254	1.1431	1.1139
United States dollar	0.7623	0.7657	0.7165	0.7263	0.6795	0.6124

55: IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS)

Management of the Group’s transition to AIFRS

For reporting periods commencing 1 October 2005, the Group is required to prepare financial statements using Australian Equivalents to International Financial Reporting Standards (AIFRS), issued by the Australian Accounting Standards Board.

On 1 October 2005, the Group commenced application of AIFRS, covering all financial systems and records. The Group will report for the first time in compliance with AIFRS when the results for the half year ending 31 March 2006 are released.

The Group is required to prepare an opening balance sheet in accordance with AIFRS as at 1 October 2004. Most accounting policy adjustments to retrospectively apply AIFRS will be made against retained earnings in this opening balance sheet. However, transitional adjustments relating to those standards for which comparatives are not required will only be made on 1 October 2005. The standards are AASB 132: ‘Financial Instruments: Disclosure and Presentation’, AASB 139: ‘Financial Instruments: Recognition and Measurement’, and AASB 4: ‘Insurance Contracts’.

Impact of transition to AIFRS

The key impacts identified below are based on accounting policy decisions current at the date of this financial report. Further developments in AIFRS attributable to:

•                  new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board;

•                  additional guidance on the application of AIFRS to the financial industry; or

•                  changes to the Group’s operations

if any, may result in changes to accounting policy decisions made to date and, consequently, the likely impacts outlined below. Any such changes will be reflected within the Group’s first AIFRS compliant statement for the half year ending 31 March 2006, or a later financial report as appropriate.

The key impacts identified below are separated between those applicable for the comparative financial year (ie from 1 October 2004), and those applicable from 1 October 2005.

All amounts are stated on an after tax basis, unless otherwise stated.

Issues with effective impact from 1 October 2004

i)	Goodwill

No initial impact on retained earnings Potential volatility in future earnings

The adoption of AIFRS does not impact the carrying amount of goodwill on transition as the Group has elected not to restate past business combinations. Under AIFRS, the past practice of systematically amortising goodwill over the expected period of benefit ceases and is replaced by impairment testing annually or more frequently if events or circumstances indicate that goodwill might be impaired. As a result, the Group amortisation expense for the AIFRS comparative financial year ended 30 September 2005 will decrease by $224 million (including notional INGA goodwill of $43 million).

ii)	Defined benefits superannuation
plan

Initial reduction in retained earnings Actuarial movements through retained earnings

On adoption of AASB 119: ‘Employee Benefits’, surpluses (assets) and/or deficits (liabilities) that arise within defined benefit superannuation schemes will be recognised in the statement of financial position.

Under AGAAP, the Group accounts for the defined benefit superannuation schemes on a cash basis and does not currently recognise an asset or liability for the net position of the defined benefit superannuation schemes.

The Group has elected to apply the option available under AASB 119 to recognise actuarial gains and losses in the statement of financial position (i.e. the ‘direct to retained earnings’ approach). The non-cash expense reflecting the notional cost of the benefits accruing to members of the defined benefit schemes in respect of service provided over the reporting period is charged to the statement of financial performance. All transitional adjustments and ongoing movements reported for each scheme will be actuarially determined in accordance with AASB 119.

At 1 October 2004, the Group will recognise a net liability position of $142 million (Company: $143 million) after recognising a net deferred tax asset of $56 million (Company: $57 million) which will be applied against retained earnings.

For the AIFRS comparative year ended 30 September 2005, a $35 million adjustment will be made to retained earnings to recognise a decrease in the Group’s pension liability, representing largely a net actuarial gain (Company: $32 million). The impact on the statement of financial performance of moving from a contributions basis to a service cost basis is not expected to be material for either the Group and Company.

iii)	Share based payments

Initial reduction in shareholders’ equity Higher ongoing expenses

The Group currently recognises immediately an expense equal to the full fair value of all deferred shares issued as part of the short term and long term incentive arrangements. The deferred shares vest over one to three years and may be forfeited under certain conditions. The Group does not currently recognise an expense for options issued to staff or for shares issued under the $1,000 employee share plan.

On adoption of AASB 2: ‘Share-based Payment’, the Group will recognise an expense for all share based remuneration, including deferred shares and options, and will recognise this expense over the relevant vesting period.

The Group has elected to retrospectively apply AASB 2 to share based payments granted prior to 7 November 2002.

On 1 October 2004, this change in accounting policy will result in:
• the establishment of a share options reserve of $43 million (Company: $43 million) to reflect the fair value of options granted to employees;

• a reduction in paid up capital of $49 million (Company: $49 million), in order to reflect the fair value of vested shares;

• recognition of a deferred tax liability of $18 million (Company: $16 million); and
• a net decrease to retained earnings of $12 million (Company: $13 million).

iii)	Share based payments (continued)	For the AIFRS comparative year ended 30 September 2005, the impact of the change is expected to be:

• an increase in the share options reserve of $23 million (Company: $23 million);
• an increase in paid up capital of $41 million (Company: $41 million); and
• a decrease in profit after tax of $64 million (Company: $57 million).

iv)	Fee Revenue – financial service

Under AASB 118: ‘Revenue’, certain service type fees (such as administration fees) will be deferred and amortised over the period of service. On 1 October 2004, $3 million (Company: $2 million) of fees that have previously been recognised in the statement of financial performance will be recognised as a liability in the statement of financial position, with a corresponding reduction to retained earnings. For the AIFRS comparative year ended 30 September 2005, the impact of this change on the statement of financial performance for the Group and the Company are expected to be immaterial.

fees recognised over the period of service

Initial reduction in retained earnings

v)	Securitisation

Additional assets/liabilities recognised

AIFRS has introduced new requirements for the recognition of financial assets, including those transferred to a special purpose entity for securitisation. The accounting treatment of existing securitisations has been reassessed. Consequently, some vehicles, which were previously not consolidated, are being consolidated by the Group. This will result in an increase in assets and liabilities recorded within the statement of financial position of $4,900 million as at 1 October 2004 for the Group.

Vehicles set up for assisting customers securitise their own assets will continue to not be consolidated under AIFRS.

For the comparative AIFRS year ended 30 September 2005, the Group will recognise a decrease of $400 million in both assets and liabilities, reflecting the net impact of repayment and securitisation of new assets during the year.

Within the Group statement of financial performance, income and expenses will be increased to recognise the income and expense items recorded within these vehicles. The overall impact on net profit is expected to be immaterial.

vi)	Foreign currency translation
reserve

Initial increase in retained earnings – no change to shareholders’ equity

The Group has elected to apply the option under AASB 121: ‘The Effects of Changes in Foreign Exchange Rates’, to reset amounts recorded within the Foreign currency translation reserve to zero. On 1 October 2004, adopting this election will result in an increase in retained earnings of $218 million and $233 million for the Group and the Company respectively.

vii)	Asset revaluation reserve – balance
relating to land and buildings

Initial increase in retained earnings – no change to shareholders’ equity

The Group has elected to apply the option under AASB 1: ‘First time Adoption of Australian Equivalents to International Financial Reporting Standards’, to recognise the value of Land and Buildings at deemed cost. As a result, the Group and the Company Asset revaluation reserve of $31 million relating to Land and Buildings will be reset to zero as at 1 October 2004 and adjusted against retained earnings.

viii)	Taxation

Change in methodology Immaterial impacts

Under AASB 112: ‘Income taxes’, a balance sheet method of tax effect accounting will be adopted, replacing the ‘statement of financial performance’ approach currently used by the Group.

Income tax expense comprises current and deferred taxes, with income tax expense recognised in the statement of financial performance, or recognised in equity to the extent that it relates to items recognised directly in equity.

viii)	Taxation (continued)

Deferred tax is calculated using the balance sheet method by determining temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the tax base of those assets and liabilities as used for taxation purposes.

At 1 October 2004, an additional net deferred tax asset of $14 million (Company: $11 million) will be recognised with a corresponding increase to retained earnings.

ix)	Intangible assets – software

No impact on earnings Reclassification only

Capitalised software assets will be reclassified from Premises and Equipment to a separately identifiable intangible asset on transition to AIFRS. For the Group, this will result in a reclassification of $430 million (Company: $375 million) as at 1 October 2004. There will be no impact on the statement of financial performance.

x)	Business Combinations

No impact

At 1 October 2004, the Group has elected under AASB 1: ‘First time Adoption of Australian Equivalents for International Financial Reporting Standards’, to not restate the classification and accounting treatment of business combinations that occurred prior to 1 October 2004.

Issues with effective impact from 1 October 2005

xi)	Credit loss provisioning

AASB 139: ‘Financial Instruments: Recognition and Measurement’ adopts an incurred loss approach for credit loss provisioning and provides guidance on the measurement of incurred losses. Provisions are raised for losses that have already been incurred for exposures that are known to be impaired. The estimated losses on these impaired exposures are then discounted to their present value. As this discount unwinds during the period between recognition of impairment and recovery of the written down amount, it is recognised in the statement of financial performance as interest income.

Initial increase on retained earnings Volatility in future earnings

The current General Provision in the statement of financial position will be replaced on adoption of AIFRS by a Collective Provision.

Exposures not individually known to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for losses that have been incurred, but not identified yet. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The Collective Provision under AIFRS shares the same underlying measurement objectives as the current General Provision. However, as a result of the application of a new estimation methodology, certain judgemental risk measures have changed.

The Group believes that the resulting Collective Provision, while lower than the current General Provision, comfortably falls within the probable range of losses that have been incurred but not identified in our portfolio.

On adoption of AIFRS, the current Economic Loss Provisioning (ELP) charge to profit will be replaced by a charge for individual provisions on impaired exposures together with a charge for movements in the Collective Provision.

As a result of these changes:

•      at 1 October 2005, there will be a reduction of $6 million to retained earnings for the Group (Company: $3 million) relating to individual provisions on impaired exposures as a result of discounting estimated future cash flows;

•      at 1 October 2005, the Collective Provision for the Group will be $307 million less than the AGAAP General Provision (Company: $151 million). After tax, this will result in an increase to retained earnings of $197 million at 1 October 2005 (Company: $102 million). Due to current uncertainty around AIFRS accounting interpretations and the development of Australian industry practice in this area, this Collective Provision on impaired exposures may be subject to further refinement;

• individual provisions and movements in the Collective Provision will be charged direct to the statement of financial performance, driving increased earnings volatility; and

• movements in the Collective Provision will be driven by changes in portfolio size, portfolio mix, credit risk and economic cycles.

xii)	Fee Revenue – financial service fees
recognised as an adjustment to yield

Under AASB 139: ‘Financial Instruments: Recognition and Measurement’, fee income (such as loan approval fees) integral to the yield of an originated financial instrument (such as loans and advances measured at amortised cost), net of any direct incremental costs, will be capitalised and deferred over the expected life of the financial instrument.

Initial reduction in retained earnings

On 1 October 2005, certain fees that have previously been recognised in the statement of financial performance, will be deferred and recognised against net loans and advances in the statement of financial position with a corresponding reduction to retained earnings. The impact will be $266 million and $195 million for the Group and the Company respectively. The annual impact on net profit from this change is not expected to be material. However, there will be an increase in interest income (offset by a reduction in fee income) and a reclassification to interest earning assets of customer’s liabilities for acceptances of $13,449 million.

xiii)	Derivative financial instruments
including hedging

Under AIFRS, all derivative financial instruments, including those used as hedging instruments, will be measured at fair value and recognised in the statement of financial position. This will require an adjustment to reflect the market value of counterparty risk in the fair value of derivatives. This will result in a decrease in retained earnings of $24 million and $22 million at 1 October 2005 for the Group and Company respectively. (Under AGAAP, counterparty risk is notionally allowed for as part of the General Provision.)

Initial reduction in retained earnings Volatility in future earnings New assets and liabilities recognised

At 1 October 2005, recognition of the fair value of derivatives relating to securitisation vehicles and structured finance transactions will reduce retained earnings by $64 million for the Group (Company: $50 million). The Group continues to evaluate hedging relationships and effectiveness for certain structured finance transactions, which may introduce volatility within the statement of financial performance. Accordingly, the likely AIFRS impact cannot be reliably estimated at present.

AIFRS permits hedge accounting (if certain criteria are met) for fair value hedges, cash flow hedges and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where prospective and retrospective effectiveness tests are met and the hedge relationship has been adequately documented. Ineffectiveness precludes the use of hedge accounting. The Group uses cash flow and fair value hedging in respect of its interest rate risk exposures.

As at 1 October 2005, the Group has designated certain fair value and cash flow hedges and financial liabilities as fair value through profit and loss, resulting in an increase in net assets of $97 million (Company: decrease in net assets of $53 million), represented by a decrease in retained earnings of $65 million (Company: $64 million), and an increase in reserves of $162 million (Company: $11 million). Any volatility through the statement of financial performance due to hedge ineffectiveness is not expected to be material.

xiv)	Financial instruments classification
and measurement		Under AIFRS, certain financial assets of the Group currently carried at amortised cost will be either:

Certain assets reclassified and measured at fair value Initial decrease in retained earnings

•      reclassified as available for sale, resulting in measurement at fair value with movements being taken to an ‘Available for Sale’ equity reserve; or

•      reclassified as financial assets held at fair value through the profit and loss, with movements in fair value being taken to the statement of financial performance.

On 1 October 2005, the reclassification of financial assets as either available for sale financial assets or financial assets designated at fair value, will not result in a material adjustment for the Group and the Company.

Under AIFRS, most financial liabilities will continue to be recognised at amortised cost and, as a result, there will be no material adjustment to the statements of financial position and performance.

Financial instruments will be measured under AIFRS at ‘bid’ or ‘offer’ prices rather than the current use of ‘mid’ prices. On 1 October 2005, this change in measurement will result in a decrease to retained earnings of $5 million for the Group and $4 million for the Company.

xv)	Classification of hybrid financial
instruments

Under AASB 132: ‘Financial Instruments: Disclosure and Presentation’, ANZ StEPS, a hybrid Tier 1 instrument currently treated as equity, will be reclassified as debt. Prepaid issue costs, currently offset against the preference share capital balance, will be capitalised and amortised to interest over a 5 year period from the date of issue.

Reclassification of ANZ StEPS from equity to debt

At 1 October 2005, an amount of $987 million will be transferred from Preference Share Capital to Loan Capital, and capitalised prepaid issue costs of $5 million will have been amortised. Ongoing distributions to the holders of ANZ StEPS will be treated as an interest expense in the statement of financial performance rather than as dividends.

xvi)	Accounting for INGA

Initial reduction in retained earnings

Under AASB 131: ‘Interests in Joint Ventures’, and in line with current policy, the Group is required to equity account for its interest in INGA. The adoption of AIFRS by INGA will result in the following significant measurement and recognition differences to AGAAP:

•      increased policy liabilities resulting from a change in the discount rates applied in the actuarial calculation of policy liabilities and the separate presentation and change in basis of deferred acquisition costs (largely commissions) previously included within net policy liabilities;

•      write-off of the excess of the market value over net assets (EMVONA) for INGA’s life insurance controlled entities, which under AIFRS will no longer be recognised, together with a reassessment of other non-allowable intangibles; and

• initial entry fee income previously taken upfront will be deferred and amortised to income over time.

The Group’s 49% share of INGA’s net AIFRS adjustment is $181 million, thus reducing the Group’s retained earnings and the carrying value of its interest in INGA as at 1 October 2005.

Following the adoption of AIFRS, the Group’s investment in INGA will also be impacted by INGA’s adoption of classifying and measuring its shareholder investments as “available for sale” assets. This change in measurement is likely to result in a reduction in investment return volatility experienced by INGA, as only realised gains and losses will be reported in its net profit.

xvii)	Accounting for ING New Zealand

Immaterial impacts

On 30 September 2005, ANZ announced its funds management and life insurance joint venture with ING had been extended through the creation of a New Zealand joint venture. The adoption of AIFRS by ING New Zealand is not expected to have a material impact on the Group’s financial statements.

Summary of Financial Impacts

A summary of the material after-tax financial impacts of conversion to AIFRS is set out in the following tables:

Table 1 represents the impact of the transition to AIFRS on Shareholders’ Equity as at 1 October 2004, for those standards with an effective date of 1 October 2004.

Table 2 sets out the additional impacts on Shareholders’ Equity as at 1 October 2005 including those standards with an effective date of 1 October 2005.

Table 3 sets out the expected comparative adjustment to the result for the year ended 30 September 2005.

References are provided within the tables to the detailed narrative disclosure in the section above.

Table 1: Shareholders’ Equity Reconciliation as at 1 October 2004

	Reference		Group	The Company
			$m	$m
Shareholders’ Equity Reconciliation
Total Shareholders’ Equity under AGAAP as at 1 October 2004			17,925	16,647

AIFRS 1 October 2004 After Tax Adjustments to Shareholders’ Equity
Retained Earnings Impacts:
Initial recognition of defined benefit superannuation plans net obligation	ii	)	(142)	(143)
Net adjustment for share based payments	iii	)	(12)	(13)
Transfer from Foreign Currency Translation Reserve	vi	)	218	233
Transfer from Asset Revaluation Reserve	vii	)	31	31
Initial recognition of balance sheet tax effect accounting	viii	)	14	11
Other			(5)	(4)

Foreign Currency Translation Reserve
Transfer to Retained Earnings	vi	)	(218)	(233)

Asset Revaluation Reserve
Transfer to Retained Earnings	vii	)	(31)	(31)

Other Reserves and Share Capital Impacts
Initial recognition of Share Options Reserve	iii	)	43	43
Decrease in paid up capital in respect of share based payments	iii	)	(49)	(49)
Other			2	2

AIFRS restated Shareholders’ Equity as at 1 October 2004			17,776	16,494

Table 2: Shareholders’ Equity Reconciliation as at 1 October 2005

	Reference		Group	The Company
			$m	$m
AIFRS restated Shareholders’ Equity as at 1 October 2004	Table 1		17,776	16,494
Other current AGAAP shareholders’ equity movements for the year ended 30 September 2005(1)			(1,455)	(1,150)
AIFRS net profit after tax for the year ended 30 September 2005	Table 3		3,182	2,178

AIFRS 1 October 2005 after tax adjustments to shareholders’ equity
Retained Earnings Impacts:
Actuarial movements within defined benefit superannuation plans	ii	)	35	32
Adjustment to credit loss provision	xi	)	191	99
Deferral of financial services fees recognised as an adjustment to yield	xii	)	(266)	(195)
Adjustment to reflect counterparty risk in the fair value of derivatives	xiii	)	(24)	(22)
Recognition of fair value of derivatives(2)	xiii	)	(129)	(114)
49% share of INGA joint venture opening AIFRS adjustments	xvi	)	(181)	—
Other			(12)	(11)

Other Reserves and Share Capital impacts:
Movements in share options reserve	iii	)	23	23
Movement in paid up capital in respect of share based payments	iii	)	41	41
Hedge accounting adjustment to establish cash flow hedging reserve	xiii	)	162	11
Reclassification of ANZ StEPS hybrid financial instrument from preference share capital to liabilities	xv	)	(987)	(987)
Other			2	2
AIFRS Restated Shareholder’s Equity as at 1 October 2005			18,358	16,401
(1) Represents movements in Shareholders’ Equity other than profit for the year:
Change in Share Capital			940	940
Change in Reserves			(443)	(213)
Change in Outside Equity Interests			9	—
Dividends paid			(1,961)	(1,877)
Net adjustment			(1,455)	(1,150)

(2) Represents the fair value of derivatives
• that no longer meet hedge accounting criteria of $65 million for the Group and $64 million for the Company; and

•       relating to securitisation and structured finance transactions of $64 million for the Group and $50 million for the Company including the impact of designating certain financial liabilities as fair value through profit and loss

Table 3: Restatement of AGAAP after tax profit and loss for the year ended 30 September 2005 to an AIFRS comparative basis

	Reference		Group	The Company
			$m	$m
AGAAP Net Profit After Tax for the year ended 30 September 2005			3,018	2,227

Writeback of goodwill amortisation	i	)	224	—
Recognition of share based payments expense	iii	)	(64)	(57)
Other(1)			4	8
Total AIFRS after tax adjustments to Net Profit After Tax for the year ended 30 September 2005			164	(49)
AIFRS Net Profit after tax for the year ended 30 September 2005: comparative basis			3,182	2,178

(1) Comprises after tax profit impact for

•                  financial services fees recognised over the period of service

•                  income and expense items recorded within securitisation vehicles, and

•                  recognition of non-cash pensions expense for defined benefit superannuation plans, net of AGAAP contributions expense

56: EVENTS SINCE THE END OF THE FINANCIAL YEAR

There were no significant events from 30 September 2005 to the date of this report.

DIRECTORS’ DECLARATION

The directors of Australia and New Zealand Banking Group Limited declare that:

a)              in the directors’ opinion the financial statements and notes of the Company and the consolidated entity have been prepared in accordance with the Corporations Act 2001, including that they:

i)                      comply with applicable Australian Accounting Standards, and other mandatory professional reporting requirements; and

ii)              give a true and fair view of the financial position of the Company and of the consolidated entity as at 30 September 2005 and of their performance as represented by the results of their operations and their cash flows, for the year ended on that date; and

b)             that the directors have received the declaration under section 295A of the Corporations Act 2001; and

c)              in the directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Company and certain of its wholly owned controlled entities (listed in note 47) have executed a Deed of Cross Guarantee enabling them to take advantage of the accounting and audit relief offered by class order 98/1418 (as amended), issued by the Australian Securities and Investments Commission.

The nature of the Deed of Cross Guarantee is to guarantee each creditor payment in full of any debt in accordance with the terms of the Deed of Cross Guarantee.

At the date of this declaration, there are reasonable grounds to believe that the Company and its controlled entities which executed the Deed of Cross Guarantee are able, as an economic entity, to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of the directors.

Charles Goode	John McFarlane
Director	Chief Executive Officer

2 November 2005

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

SCOPE

We have audited the financial report of Australia and New Zealand Banking Group Limited for the financial year ended 30 September 2005, consisting of the statements of financial performance, statements of financial position, statement of changes in shareholders’ equity, statements of cash flows, accompanying notes 1 to 56 and the directors’ declaration, set out on pages 2 to 108. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company’s directors are responsible for the financial report.

We have conducted an independent audit of this financial report order to express an opinion on it to the members of the Company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company’s and the consolidated entity’s financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of Australia and New Zealand Banking Group Limited is in accordance with:

a)              the Corporations Act 2001, including:

i)                 giving a true and fair view of the Company’s and the consolidated entity’s financial position as at 30 September 2005 and of their performance for the year ended on that date; and

ii)              complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b)             other mandatory financial reporting requirements in Australia.

KPMG	Mitch Craig
Partner

Melbourne, Australia

2 November 2005

CRITICAL ACCOUNTING POLICIES

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements. However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments. All material changes to accounting policy are approved by the Audit Committee of the Board.

HISTORICAL CHANGES

There have been no material changes to the Group’s critical accounting policies or their related methodologies over the last 3 years.

A brief discussion of critical accounting policies, and their impact on the Group, follows:

a) Economic Loss Provisioning

Description and Significance

The Group recognises an expense for credit losses ‘provision for doubtful debts’ based on the average one year loss expected to be incurred if the same loan portfolio was held over an economic cycle. The provision for doubtful debts is booked to the General Provision which is maintained to cover the losses inherent in the Group’s existing loan portfolio. The method used by the Group for determining the expense charge is referred to as ‘Economic Loss Provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

•                  the size, composition and risk profile of the current loan portfolio; and

•                  the history of credit losses for each loan portfolio.

Ongoing reviews

The Group regularly reviews the assumptions used in the ELP models. These reviews are conducted in recognition of the subjective nature of the ELP methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience, and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified.

As a result of the reassessments, ELP charge levels may be periodically increased or decreased with a direct impact on profitability.

As part of its review of the ELP model outputs, the Group also regularly evaluates the overall level of the General Provision. The Group is required, by APRA prudential standards, to have policies which cover the level of General Provisions that are needed to absorb estimated losses inherent in the credit portfolio. In some limited circumstances, the assessment of the inherent losses in the portfolio may require an additional charge to profits to ensure the adequacy of the General Provision. The Group considers it appropriate to maintain its General Provision in excess of the APRA guidelines.

Quantification of Sensitivity

The average charge to profit for ELP was 0.25% of average net lending assets or $580 million (Sep 2004: 0.31% or $632 million; Sep 2003: 0.39% or $614 million).

As at September 2005, the balance of the General Provision of $2,167 million (Sep 2004: $1,992 million) represents 0.99% (Sep 2004: 1.01%) of risk weighted assets).

b)  Specific Provisioning

Description and Significance

The Group maintains a specific provision for doubtful debts arising from its exposure to organisations and credit counterparties.

When a specific debt loss is identified as being probable, its value is transferred from the general provision to the specific provision. Specific provisioning is applied when the full recovery of one of the Group’s exposures is identified as being doubtful resulting in the creation of a specific provision equal to the full amount of the expected loss plus any enforcement/recovery expenses.

Recoveries resulting from proceeds received from accounts which were written off in prior years are transferred back to the General Provision.

Quantification of Sensitivity

The recognition of losses has an impact on the size of the General Provision rather than directly impacting profit. However, to the extent that the General Provision is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings. The amount of net transfer from the General Provision to the Specific Provision, net of recoveries, during the year was $357 million (Sept 2004: $443 million; Sep 2003: $527 million).

c)  Deferred acquisition costs, software assets and deferred income

Description and Significance

The Group recognises assets and liabilities that represent:

•                  Deferred acquisition costs – direct costs from the acquisition of interest earning assets;

•                  Software assets – direct costs incurred in developing software systems; and

•                  Deferred income – liabilities representing income received in advance of services performed.

Deferred acquisition costs – Initially, expenses related to the acquisition of interest earning assets are recognised as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments. Commissions paid to third party mortgage brokers are an example of expenditure that is deferred and amortised over the expected average life of a mortgage of 4 years.

Software assets – Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as depreciation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. The carrying value of these assets is subject to a ‘recoverable amount test’ to determine their value to the Group. If it is determined that the value of the asset is less than its ‘book’ value, the asset is written down to the recoverable amount. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

Deferred income – Income received in advance of the Group’s performance of services or in advance of having been earned, is initially recorded as a liability. Once the recognition criteria are met, it is then recognised as income.

Quantification of Sensitivity

Deferred acquisition costs – At 30 September, the Group’s assets included $524 million (Sep 2004: $465 million) in relation to costs incurred in acquiring interest earning assets. During the year, amortisation of $258 million (Sep 2004: $218 million) was recognised as an adjustment to the yield earned on interest earning assets.

Software assets – At 30 September, the Group’s fixed assets included $381 million (Sep 2004: $430 million) in relation to costs incurred in acquiring and developing software. During the year, depreciation expense of $121 million (Sep 2004: $129 million) was recognised. Following prior periods of above average project activity which replaced significant parts of the Group’s core infrastructure, the software depreciation expense is expected to stabilise going forward. Consistent with US accounting rules on software capitalisation, only costs incurred during configuration, coding and installation stages are capitalised. Administrative, preliminary project and post implementation costs including determining performance requirements, vendor selection and training costs are expensed as incurred.

Deferred income – At 30 September, the Group’s liabilities included $79 million (Sep 2004: $156 million) in relation to income received in advance. This income is largely comprised of two components: (1) fees received for services not yet completed; and (2) profit made on interest rate swaps from a shortening of the investment term of capital. Under Australian Accounting Standards, this profit is deferred and recognised when the hedged transaction occurs, or immediately if the hedged transaction is no longer expected to occur.

The balances of deferred assets and liabilities at 30 September were:

	Deferred Acquisition Costs		Software Assets		Deferred Income
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m
Personal	153	145	241	296	27	36
Esanda	284	250	5	8	—	—
New Zealand Business	61	38	15	30	15	41
Institutional	6	10	47	43	19	11
Other(1)	20	22	73	53	18	68
Total	524	465	381	430	79	156

Deferred acquisition costs analysis

		2005			2004
	Brokerage	Brokerage		Brokerage	Brokerage
	amortised	capitalised(2)	Balance(3)	amortised	capitalised(2)	Balance(3)
	$m	$m	$m	$m	$m	$m
Personal	63	71	153	64	66	145
Esanda	165	199	284	147	170	250
New Zealand Business	20	43	61	7	30	38
Institutional	4	—	6	—	—	10
Other(1)	6	4	20	—	24	22
Total	258	317	524	218	290	465

(1)          Includes Group Centre, Corporate Australia and Asia Pacific

(2)          Costs capitalised during the year exclude trailer commissions paid, relating to the acquisition of mortgage assets of $83 million (2004: $87 million)

(3)          Includes capitalised debt raising expenses

d)  Derivatives and Hedging

Description and Significance

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and equity risks (in ING Australia). The derivative instruments used to hedge the Group’s exposures include:

•                  swaps;

•                  foreign exchange contacts

•                  forward rate agreements;

•                  futures;

•                  options; and

•                  combinations of the above instruments.

The Group classifies derivatives into two types according to the purpose they are entered into: trading or hedging.

Income and loss relating to trading derivatives is reported in the statement of financial performance as trading income. The fair value of trading derivatives is recorded on a gross basis as other assets or other liabilities as appropriate unless there is a legal right of set off. The fair value of a derivative financial instrument is the net present value of future expected cash flows arising from that instrument.

In order to be classified as a hedging derivative the hedging relationship must be expected to be effective. Hedging derivatives are accounted for in the same manner as the underlying asset or liability they are hedging. For example, if the hedged instrument is accounted for using the accrual method, the hedging instrument will also be accounted for using the accrual method.

Accounting treatment – Derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.

Derivative instruments entered into to hedge exposures that are not recorded at fair value, do not have their fair values recorded in the Group’s Statement of Financial Position.

Exposures hedged by derivatives not recorded at their fair value include risks related to:

•                  revenues from and capital invested into foreign operations;

•                  structured lending transactions;

•                  lending assets; and

•                  funding liabilities.

Hedge accounting is only applied when the hedging relationship is identified at the time the Group enters into the hedging derivative transaction. If a hedge ceases to be effective, the hedging derivative transaction will be recognised at fair value. Gains and losses on derivative instruments not carried at their fair value amounts are recognised at the same time as the gain or loss on the hedged exposure is booked.

Movements in the value of foreign exchange contracts that are hedging overseas operations are not recognised as income or expenses. Instead these movements are recognised in the Foreign Currency Translation Reserve together with the net difference arising from the translation of the overseas operation.

Fair value determination – Derivatives entered into as part of the Group’s trading operations are carried at their fair values with any change in fair value being immediately recognised as part of trading income. Where liquid markets exist, fair value is based on quoted market prices. For certain complex or illiquid derivative instruments, it may be necessary to use projections, estimates and models to determine fair value.

e) Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose entities (SPEs), to enable it to undertake specific types of transactions.

Where the Group has established SPEs which are controlled by the Group to facilitate transactions undertaken for Group purposes, these are consolidated into the Group’s financial statements.

The table below summarises the main types of SPEs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

Type of Special			SPE Assets
Purpose Entity (SPE)	Reason for establishment	Key Risks	2005	2004
			$m	$m
Securitisation vehicles	Assets are transferred to an SPE which funds the purchase by issuing securities. Enables ANZ or customers to increase diversity of funding sources. The amount disclosed here is the total assets of SPEs managed or arranged by ANZ. It includes SPEs that purchase assets from sellers other than ANZ.	ANZ may manage securitisation vehicles, service assets in a vehicle or provide liquidity or other support and retains the risks associated with the provision of these services. Credit and market risks associated with the underlying assets are not retained or assumed by ANZ except to the limited extent that ANZ provides arm’s length services and facilities.	15,181	13,013

Structured finance entities	These entities are set up to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	1,243	1,993

Managed funds	These funds invest in specified investments on behalf of clients.	INGA, INGNZ and certain subsidiaries of ANZ National Bank Limited, as managers of the funds, expose ANZ to operational and reputational risk.	44,779	39,544

f)  Valuation of investment in ING Australia Limited (INGA)

Description and significance

The Group adopts the equity method of accounting for its 49% interest in INGA. As at 30 September 2005, the Group’s carrying value was $1,479 million (September 2004: $1,697 million).

The carrying value is subject to a recoverable amount test to ensure that this does not exceed its recoverable amount at the reporting date.

Any excess of carrying value above recoverable amount is written off to the statement of financial performance.

Quantification of sensitivity

During the year the Group engaged Ernst & Young ABC Limited (EY ABC) to provide an independent valuation of INGA for 31 March 2005 assessment purposes. The valuation was a stand alone market based assessment of economic value, and excluded the Group’s specific synergies and hedging arrangements. The independent valuation was based on a discounted cashflow approach, with allowance for the cost of capital. EY ABC presented an independent valuation range of $3,458 million to $3,727 million, reflecting a range of sales and cost base assumptions. Based on this review, ANZ believed that no change was required to the carrying value of the investment as at 31 March 2005.

A review for 30 September 2005 reporting purposes revealed there were no indicators of impairment and a further independent review was not required.

g) Valuation of goodwill in ANZ National Bank Ltd

Goodwill arising from the acquisition of National Bank of New Zealand (NBNZ) is systematically amortised over the period of time during which the benefits of the acquisition are expected to arise, such period of benefit not exceeding 20 years.

The carrying value of goodwill is reviewed at each balance date and is written down, to the extent that it is no longer supported by probable future benefits.

The Group obtained an independent valuation of ANZ National Bank Limited as at 31 March 2005. This valuation, based on a capitalisation of earnings methodology, calculated the value of ANZ National Bank Limited at a New Zealand geographic and New Zealand business unit reporting level. Based on the results of this valuation, no write-down in the carrying value of goodwill was required.

At 30 September 2005, a management review was conducted to determine whether there were any indicators of impairment in the carrying value of NBNZ goodwill. The assessment did not indicate the existence of impairment indicators and accordingly no write-down was required.

RISK MANAGEMENT

ANZ recognises the importance of effective risk management to its business success. Management is committed to achieving strong control and a distinctive risk management capability that enables ANZ business units to meet their performance objectives.

ANZ approaches risk through managing the various elements of the system as a whole rather than viewing them as independent and unrelated parts. The Risk function is independent of the business with clear delegations from the Board and operates within a comprehensive framework comprising:

•                  The Board, providing leadership, setting risk appetite/strategy and monitoring progress.

•                  A strong framework for development and maintenance of Group-wide risk management policies, procedures and systems, overseen by an independent team of risk professionals.

•                  The use of sophisticated risk tools, applications and processes to execute the global risk management strategy across the Group.

•                  Business Unit level accountability, as the “first line of defence”, and for the management of risks in alignment with the Group’s strategy.

•                  Independent oversight to ensure Business Unit compliance with policies, regulations and laws, and to provide regular risk evaluation and reporting.

The various risks inherent in the operations of the Group may be broadly grouped together under the following major categories:

Credit Risk

The Group has an overall lending objective of sound growth for appropriate returns. The credit risk management framework exists to provide a structured and disciplined process to support this objective.

This framework is top down, being defined firstly by the Group’s Vision and Values and secondly, by Credit Principles and Policies. The effectiveness of the credit risk management framework is validated through compliance and monitoring processes. These, together with portfolio selection, define and guide the credit process, organisation and staff.

Risk Management’s responsibilities for credit risk policy and management are executed through dedicated departments, which support the Group’s business units. All major Business Unit credit decisions require approval by both business writers and independent risk personnel.

Market Risk

ANZ has a detailed market risk management and control framework, to support trading activities, which incorporates an independent risk measurement approach to quantify the magnitude of market risk within the trading books. This approach, along with related analysis, identifies the range of possible outcomes that can be expected over a given period of time, and establishes the relative likelihood of those outcomes.

Market risk also includes the risk that the Group will incur increased interest expense arising from funding requirements during periods of poor market liquidity (balance sheet or non-traded market risk). ANZ has a separate risk management and control framework for such risks, which is built around a Board-approved policy and limit framework.

Within overall strategies and policies, control of market risk exposures at Group level is the responsibility of Market Risk, who work closely with the Markets, and Treasury business units.

Operational Risk

Risk Management is responsible for establishing the Group’s operational risk framework and associated Group-level policies. Business Units are responsible for the identification, analysis, assessment and treatment of operational risks on a day-to-day basis.

A Risk Drivers and Controls (or “Scorecards”) Approach to operational risk measurement is used to measure the operational risk profile of individual business units, and to allocate operational risk economic capital. This approach gives business managers a strong and clear incentive to reduce operational risk.

Compliance

ANZ conducts its business in accordance with all relevant compliance requirements in each point of representation.

In order to assist the Group identify, manage, monitor and measure its compliance obligations, the Group has a comprehensive regulatory compliance framework in place, which is consistent with the Australian Standard on Compliance Programs (AS 3806) and which addresses both external (regulatory) and internal compliance.

In addition, Group Compliance, a discrete function within Risk Management, is responsible for working in conjunction with Business Unit Compliance teams and other risk management areas to provide a compliance infrastructure and framework to facilitate planning, reporting and management of new and changing business obligations and processes.

Assocations with Related Entities

ANZ has a policy and compliance plan to provide a framework for managing the risks resulting from associations between the Company, as an Authorised Deposit-taking Institution (ADI), and its “related entities”. Under this policy, all dealings between the Company and its related entities are conducted on an arm’s-length basis, unless approved by the ANZ Board.

FINANCIAL INFORMATION

1:  CROSS BORDER OUTSTANDINGS

Cross border outstandings of the Group to countries which individually represented in excess of 0.75% of the Group’s total assets are shown below.

There were no cross border outstandings to any other country exceeding 0.75% of total assets.

Cross border foreign outstandings are based on the country of domicile of the borrower or guarantor of the ultimate risk and comprise loans (including accrued interest), placements with banks, acceptances and other monetary assets denominated in currencies other than the borrower’s local currency.

For certain countries, local currency obligations are also included. Cross border foreign outstandings are before specific and general provisions.

	Governments	Banks and	Other		% of
	and other	other financial	commercial		Group
	official institutions	institutions	and industrial	Total	assets
	$m	$m	$m	$m
At 30 September 2005
USA	158	3,671	878	4,707	1.6
United Kingdom	94	2,192	2,320	4,606	1.6
China	4	2,393	159	2,556	0.9

At 30 September 2004
United Kingdom	217	2,400	2,652	5,269	2.0
USA	177	3,157	1,184	4,518	1.7

2:  CERTIFICATES OF DEPOSIT AND TERM DEPOSIT MATURITIES

The following table shows the maturity profile of the Group’s certificates of deposit and term deposits in excess of $100,000 issued at 30 September 2005.

		Between	Between
	Less than	3 months and	6 months and	After
	3 months	6 months	12 months	1 year	Total
	$m	$m	$m	$m	$m
Australia
Certificates of deposit	9,129	1,453	200	6,730	17,512
Term deposits	17,127	2,090	1,350	210	20,777
	26,256	3,543	1,550	6,940	38,289

Overseas
Certificates of deposit	3,733	721	487	142	5,083
Term deposits	18,017	2,887	2,044	1,004	23,952
	21,750	3,608	2,531	1,146	29,035
Total	48,006	7,151	4,081	8,086	67,324

3:  VOLUME AND RATE ANALYSIS

The following table allocates changes in interest income and interest expense between changes in volume and changes in rate for the past two years. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. The variance caused by the change of both volume and rate has been allocated in proportion to the relationship of the absolute dollar amounts of each change to the total.

	2005 over 2004			2004 over 2003
	Change due to			Change due to
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest earning assets
Due from other financial Institutions
Australia	12	1	13	7	1	8
New Zealand	(2)	13	11	84	8	92
Overseas markets	7	40	47	6	(11)	(5)
Investments in public securities
Australia	53	2	55	42	46	88
New Zealand	(45)	28	(17)	68	9	77
Overseas markets	(17)	10	(7)	43	(26)	17
Loans, advances and bills discounted
Australia	1,492	158	1,650	1,320	310	1,630
New Zealand	1,041	390	1,431	2,146	(82)	2,064
Overseas markets	(34)	74	40	(102)	20	(82)
Other assets
Australia	40	(66)	(26)	(6)	28	22
New Zealand	20	23	43	25	(13)	12
Overseas markets	81	(17)	64	(75)	62	(13)
Intragroup assets
Overseas markets	(28)	133	105	17	8	25
Change in interest income	2,620	789	3,409	3,575	360	3,935
Intragroup elimination	28	(133)	(105)	(17)	(8)	(25)
	2,648	656	3,304	3,558	352	3,910

Interest bearing liabilities
Time deposits
Australia	458	79	537	282	142	424
New Zealand	277	182	459	557	11	568
Overseas markets	(43)	130	87	(45)	5	(40)
Savings deposits
Australia	25	36	61	26	47	73
New Zealand	26	53	79	97	36	133
Overseas markets	—	—	—	—	—	—
Other demand deposits
Australia	175	75	250	115	104	219
New Zealand	71	85	156	174	(16)	158
Overseas markets	2	2	4	—	—	—
Due to other financial Institutions
Australia	—	1	1	28	8	36
New Zealand	4	13	17	44	9	53
Overseas markets	22	67	89	(53)	19	(34)
Commercial paper
Australia	(26)	12	(14)	31	30	61
New Zealand	58	80	138	383	—	383
Overseas markets	(7)	93	86	20	(4)	16
Borrowing corporations’ debt
Australia	13	19	32	24	10	34
New Zealand	2	13	15	6	(4)	2
Loan capital, bonds and notes
Australia	482	87	569	522	42	564
New Zealand	190	24	214	90	(6)	84
Overseas markets	—	1	1	(1)	—	(1)
Other liabilities
Australia	43	(138)	(95)	186	60	246
New Zealand	106	(26)	80	(78)	64	(14)
Overseas markets	2	(2)	—	18	(24)	(6)
Intragroup liabilities
Australia	7	(1)	6	(30)	(123)	(153)
New Zealand	42	57	99	141	37	178
Change in interest expense	1,929	942	2,871	2,537	447	2,984
Intragroup elimination	28	(133)	(105)	(17)	(8)	(25)
	1,957	809	2,766	2,520	439	2,959
Change in net interest income	691	(153)	538	1,038	(87)	951

4:  CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Off balance sheet transactions of the Group are substantially with other banks.

	2005		2004		2003
	Loans and	Specific	Loans and	Specific	Loans and	Specific
	advances(1)	provision	advances(1)	provision	advances(1)	provision
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	5,303	22	4,592	26	3,829	71
Business service	3,912	13	3,346	4	2,632	4
Entertainment, leisure and tourism	3,638	3	3,660	7	2,632	23
Financial, investment and insurance	4,640	4	3,548	5	4,966	5
Government and official institutions	61	—	126	—	51	—
Lease finance	2,855	2	2,667	1	2,613	2
Manufacturing	5,736	35	4,734	26	5,366	5
Personal(2)	23,253	26	19,491	24	15,648	23
Real estate – construction	3,082	3	2,368	3	1,767	4
Real estate – mortgage(3)	93,275	9	81,770	8	69,660	11
Retail and wholesale trade	8,551	18	7,626	21	6,821	54
Other	7,445	29	6,552	84	5,335	65
	161,751	164	140,480	209	121,320	267

Overseas
Agriculture, forestry, fishing and mining	11,277	1	10,551	43	2,756	12
Business service	703	2	931	4	323	1
Entertainment, leisure and tourism	1,036	7	968	3	534	5
Financial, investment and insurance	2,376	14	3,288	9	1,516	5
Government and official institutions	423	—	461	—	274	—
Lease finance	856	—	604	3	609	—
Manufacturing	4,497	28	4,682	21	3,654	17
Personal(2)	3,022	17	2,497	4	1,771	19
Real estate – construction	804	1	721	9	472	1
Real estate – mortgage(3)	39,634	8	35,400	6	12,759	4
Retail and wholesale trade	2,533	14	2,233	9	1,741	9
Other	6,054	17	5,998	64	5,058	144
	73,215	109	68,334	175	31,467	217
Total portfolio	234,966	273	208,814	384	152,787	484

(1)	Loans and advances exclude acceptances
(2)	Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances
(3)	Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

	2002		2001
	Loans and	Specific	Loans and	Specific
	advances(1)	provision	advances(1)	provision
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	3,436	16	3,500	104
Business service	2,120	5	2,044	7
Entertainment, leisure and tourism	2,465	28	2,293	27
Financial, investment and insurance	4,603	13	4,311	3
Government and official institutions	67	—	122	—
Lease finance	2,503	2	2,524	5
Manufacturing	4,303	7	4,034	11
Personal(2)	14,893	27	13,435	36
Real estate – construction	1,152	5	1,198	11
Real estate – mortgage(3)	57,049	32	49,127	13
Retail and wholesale trade	5,957	15	6,017	16
Other	3,990	61	3,850	70
	102,538	211	92,455	303
Overseas
Agriculture, forestry, fishing and mining	2,526	3	2,686	8
Business service	435	1	214	1
Entertainment, leisure and tourism	586	4	361	1
Financial, investment and insurance	1,561	21	2,276	26
Government and official institutions	212	—	372	27
Lease finance	844	1	936	4
Manufacturing	4,701	34	5,153	30
Personal(2)	1,848	7	1,804	18
Real estate – construction	551	1	921	9
Real estate – mortgage(3)	11,956	5	11,638	12
Retail and wholesale trade	1,648	15	2,021	18
Other	5,943	282	5,853	43
	32,811	374	34,235	197
Total portfolio	135,349	585	126,690	500

(1)	Loans and advances exclude acceptances
(2)	Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances
(3)	Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

5:  DOUBTFUL DEBTS – INDUSTRY ANALYSIS

	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Balance at start of year	2,376	2,018	2,081	1,886	2,082
Adjustment for exchange rate fluctuations	(46)	51	(98)	(28)	32
Acquisition (disposal) of provisions	(13)	273	—	—	—
Bad debts written off (refer (i) below)	(571)	(680)	(640)	(697)	(834)
Charge to statement of financial performance	580	632	614	860	531
Recoveries (refer (ii) below)	114	82	61	60	75
Total provisions for doubtful debts	2,440	2,376	2,018	2,081	1,886

i) Total write-offs by industry
Australia
Agriculture, forestry, fishing and mining	(20)	(86)	(4)	(72)	(14)
Business service	(20)	(4)	(11)	(8)	(6)
Entertainment, leisure and tourism	—	(5)	(3)	(4)	(5)
Financial, investment and insurance	(1)	—	(9)	(8)	(7)
Lease finance	(14)	(2)	(22)	(7)	(11)
Manufacturing	(16)	(15)	(10)	(17)	(22)
Personal(2)	(209)	(203)	(177)	(237)	(292)
Real estate – construction	(2)	(2)	(10)	(12)	(13)
Real estate – mortgage(2)	(4)	(8)	(11)	(19)	(13)
Retail and wholesale trade	(29)	(38)	(42)	(47)	(97)
Other	(45)	(105)	(15)	(37)	(28)
Overseas
Other	(211)	(212)	(326)	(229)	(326)
Total write-offs	(571)	(680)	(640)	(697)	(834)

ii) Total recoveries by industry
Australia
Agriculture, forestry, fishing and mining	—	—	2	3	5
Business service	—	1	1	1	1
Entertainment, leisure and tourism	—	—	1	2	1
Financial, investment and insurance	—	1	1	—	2
Lease finance	1	2	2	2	1
Manufacturing	—	—	6	3	2
Personal(1)	50	46	24	27	30
Real estate – construction	1	3	3	2	1
Real estate – mortgage(2)	—	1	1	4	3
Retail and wholesale trade	1	2	3	3	2
Other	3	2	—	1	1
Overseas
Other	58	24	17	12	26
Total recoveries	114	82	61	60	75
Net write-offs	(457)	(598)	(579)	(637)	(759)
Ratio of net write-offs to average loans and acceptances	0.2%	0.3%	0.4%	0.4%	0.5%

(1)	Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances
(2)	Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

6:  SHORT TERM BORROWINGS

The Group’s short-term borrowings comprise commercial paper, as well as unsecured notes issued by subsidiary borrowing corporations with an original term to maturity of less than one year. The Group has commercial paper programs in the United States, where it issues paper through ANZ (Delaware) Inc., and in Europe and Asia, where the Group issues paper direct.

	2005	2004	2003
	$m	$m	$m
Balance at end of year
Commercial paper – ANZ (Delaware) Inc.	6,373	7,068	6,981
Commercial paper – other	14,634	11,712	5,458
Unsecured notes	—	—	—

Weighted average interest rate at end of year
Commercial paper – ANZ (Delaware) Inc.	3.66%	1.68%	1.07%
Commercial paper – other	6.40%	5.41%	4.76%
Unsecured notes	—	—	—

Maximum amount outstanding at any month end during year
Commercial paper – ANZ (Delaware) Inc.	6,822	7,068	6,988
Commercial paper – other	14,925	18,387	7,407
Unsecured notes	—	—	7

Average amount outstanding during year
Commercial paper – ANZ (Delaware) Inc.	5,915	6,485	4,740
Commercial paper – other	13,072	12,588	5,216
Unsecured notes	—	—	7

Weighted average interest rate during year
Commercial paper – ANZ (Delaware) Inc.	2.71%	1.14%	1.22%
Commercial paper – other	6.26%	5.53%	4.83%
Unsecured notes	—	—	5.85%

GLOSSARY

Asia Pacific provides primarily retail and corporate banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia; this division excludes Institutional businesses in the Asia Pacific region that are included in the Institutional result.

Corporate consists of Corporate Banking, Business Banking and Small Business Banking in Australia.

•                  Small Business Banking - provides business banking services to metropolitan-based small businesses, with business banking funds under management of up to $50,000.

•                  Business Banking - provides a full range of banking services to metropolitan-based small to medium businesses, with turnover up to $10 million and business banking funds under management of more than $50,000.

•                  Corporate Banking - manages customer relationships and develops financial solutions for medium-sized businesses, with a turnover of $10 million to $150 million.

Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation. Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

Esanda and UDC comprises Esanda Finance Corporation Limited and UDC Finance Corporation Limited. They provide vehicle and equipment finance, rental services and fixed and at call investments. Operating in Australia as Esanda and Esanda FleetPartners, and in New Zealand as UDC and Esanda FleetPartners.

Group Centre provides support to the other segments in the areas of People Capital, Risk Management, Finance, Operations, Technology, Strategy and Treasury.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where confessional terms have been provided because of the financial difficulties of the customer.

ING Australia (INGA), the joint venture between the Group and ING Group.

Institutional is a segment encompassing businesses that provide a full range of financial services to the Group’s largest corporate and institutional customers.

•                  Client Relationship Group - manages customer relationships and develops financial services solutions and strategies for large businesses with a turnover greater than $150 million in Australia and New Zealand and, through corporate clients where the Group has an existing customer relationship, in the United Kingdom, United States and Asia.

•                  Trade and Transaction Services - provides cash management, trade finance, international payments, clearing and custodian services principally to corporate and institutional customers.

•                  Markets - provides origination, underwriting, structuring, risk management, advice and sale of credit and derivative products, foreign exchange and commodity trading and sales-related services, globally.

•                  Corporate and Structured Financing - provides complex financing and advisory services, structured financial products, leasing, private equity, project and leveraged finance and infrastructure investment to ANZ’s corporate, institutional, and small business customers.

Net advances include gross loans and advances and acceptances less income yet to mature and provisions (for both as at and average volumes).

Net interest average margin is net interest income as a percentage of average interest earning assets. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, which are referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, provisions for doubtful debts, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets. Non-accrual loans are included within interest bearing loans, advances and bills discounted.

Net specific provision is the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases on impaired assets) less recoveries.

New Zealand Business comprises

•                  ANZ Retail - operating under the ANZ brand in New Zealand, provides a full range of banking service to personal and business banking customers.

•                  NBNZ Retail - operating under the National Bank brand in New Zealand, provides a full range of banking services to personal customers from youth through to private banking, and business banking customers with turnover up to NZD5 million.

•                  Corporate Banking - incorporates the ANZ and NBNZ brands in New Zealand, and provides financial solutions through a relationship management model for medium-sized businesses with a turnover up to NZD100 million.

•                  Rural Banking - provides a full range of banking services to rural and agribusiness customers in New Zealand.

•                  NBNZ - refers to the operations of the National Bank of New Zealand Limited purchased on 1 December 2003. These operations were amalgamated with ANZ Banking Group (New Zealand) Limited on 26 June 2004 to form ANZ National Bank Limited. NBNZ was reported as a separate business unit until 30 September 2004.

Operating expenses exclude the charge for doubtful debts.

Operations, Technology and Shared Services comprises the Group’s core support units responsible for operating the Group’s global technology platforms, development and maintenance of business applications, information security, the Group’s payments back-office processing, and the provision of other essential shared services to the Group, including property, human resources operations, procurement and outsourcing.

Overseas includes the results of all operations outside Australia, except if New Zealand is separately shown.

Overseas markets includes all operations outside of Australia and New Zealand. The Group’s geographic segments are Australia, New Zealand and Overseas markets.

Personal comprises the following business in Australia:

•                  Banking Products - manufactures deposit, transaction account and margin lending products.

•                  Consumer Finance - provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment and ATM facilities.

•                  Mortgages - provides mortgage finance secured by residential real estate in Australia.

•                  Regional Commercial and Agribusiness Products - provides a full range of banking services to personal customers across Australia, and to small business and agricultural customers in rural Australia.

•                  Wealth Management - comprises the equity accounted earnings from INGA’s core business operations (excludes investment earnings) and the Financial Planning distribution business.

•                  Other - includes the branch network, whose costs are full recovered from product business units, Private Banking and marketing and support costs.

Service transfer pricing is used to allocate services that are provided by central areas to each of its business units. The objective of service transfer pricing is to remove cross-subsidies between business units, and ensure each business accounts for the cost of the services it uses.

Service transfer pricing charges are reported in the profit and loss statement of each business unit as:

•                  Net inter business unit fees - includes intra-group receipts or payments for sales commissions and branch service fees. A product business will pay a distribution channel for product sales. Both the payment and receipt are shown as net inter business unit fees.

•                  Net inter business unit expenses - consists of the charges made to business units for the provision of support services. Both payments by business units and receipts by service providers are shown as net inter business unit expenses.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes).

Treasury is the banker to all ANZ businesses charged with providing cashflow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses.

Unproductive facilities comprise certain facilities (such as standby letters of credit, bill endorsements, documentary letters of credit and guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is defined as non-accrual.

ALPHABETICAL INDEX

Accounting Policies
Associates
Auditors’ Report
Average Balance Sheet and Related Interest
Bonds and Notes
Capital Adequacy
Certificates of Deposit and Term Deposit Maturities
Commitments
Concentrations of Credit Risk
Contingent Liabilities, Contingent Asset and Credit Related Commitments
Controlled Entities
Critical Accounting Policies
Cross Border Outstandings
Customer’s Liabilities for Acceptances
Deferred Tax Assets
Deposits and Other Borrowings
Derivative Financial Instruments
Directors’ Declaration
Directors and Specified Executives - Related Party Transactions
Directors of Controlled Entities of the Company - Related Party Transactions
Dividends
Doubtful Debts – Industry Analysis
Due from Other Financial Institutions
Due to Other Financial Institutions
Earnings Per Ordinary Share
Employee Share and Option Plans
Equity Instruments Issued to Employees
Events Since the End of the Financial Year
Exchange Rates
Expenses
Fiduciary Activities
Glossary
Goodwill
Impaired Assets
Income
Income Tax Expense
Income Tax Liabilities
Interest Sensitivity Gap
Interest Spreads and Net Interest Average Margins
Interests in Joint Venture Entities
International Financial Reporting Standards
Investment Securities
Liquid Assets
Loan Capital
Market Risk
Net Fair Value of Financial Instruments
Net Loans and Advances
Notes to the Statements of Cash Flows
Other Assets
Outside Equity Interests
Payables and Other Liabilities
Premises and Equipment
Provisions
Provisions for Doubtful Debts
Regulatory Deposits
Remuneration of Auditors
Remuneration Report
Risk Management
Securitisation
Segment Analysis
Share Capital
Shares in Controlled Entities, Associates and Joint Venture Entities
Short Term Borrowings
Statements of Cash Flows
Statements of Changes in Shareholders’ Equity
Statements of Financial Performance
Statements of Financial Position
Superannuation Commitments
Trading Securities
Transactions with Associates and Joint Venture Entities - Related Party Disclosures
Volume and Rate Analysis

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

Australia and New Zealand Banking Group Limited
www.anz.com ABN 11 005 357 522

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN 11 005 357 522

QUESTIONS

FROM SECURITY HOLDERS

2005 Annual General Meeting

Your questions regarding any matter relating to ANZ that may be relevant to the 2005 Annual General Meeting are important to us. We invite you to use this form to submit any questions. Please return it in the reply paid envelope provided or fax it to (61 3) 9273 4899 or e-mail investor.relations@anz.com

We will attempt to respond to as many of the more frequently asked questions as possible in the Chairman’s and Chief Executive Officer’s addresses at the 2005 Annual General Meeting. Due to the large number of questions we receive, we will not be replying on an individual basis.

You will also be able to listen to the addresses made at the 2005 Annual General Meeting live by webcast on www.anz.com

Securityholder’s Name	Securityholder Reference No. (SRN) or Holder Identification No. (HIN)

Address

Question(s)

Inspired people. Outstanding results.

ANZ

2005 Shareholder Review

2005 INVESTOR SNAPSHOT
MEASURING PROFIT AND RETURN

2005 has been another good year for ANZ as we continue to deliver for all our stakeholders. We have rewarded shareholders with strong returns and built a unique culture that continues to deliver leading staff engagement and customer satisfaction. Our community involvement and recognition has increased significantly. Our focus remains on building a sustainable business to deliver long term for all stakeholders.

NET PROFIT AFTER TAX ($m)	DIVIDEND (cents)	TOTAL SHAREHOLDER RETURN (%)

2005 HIGHLIGHTS

Awarded ‘Bank of the Year’ for the sixth year in a row (as voted by Personal Investor Magazine)	Awarded Best Call Centre and now open 24/7	The leading large Australian organisation for the Advancement of Women	Awarded New Zealand Bank of the Year

2005 Investor Snapshot

Chairman’s Report

Chief Executive Officer’s Report

Our Business Performance

Five Year Summary

The Board of Directors

Director and Executive Remuneration 2005

People, Community and the Environment

Information for Shareholders

CUSTOMER SATISFACTION (%)	MARKET SHARE (%)	STAFF ENGAGEMENT (%)

(1)	Source: Roy Morgan Research % Satisfied (Very or Fairly), 6 monthly moving average
(2)	Source: Roy Morgan Research
(3)	Source: Hewitt Best Employers survey

EARNING COMMUNITY TRUST

Our community investment strategy seeks to increase the financial literacy and inclusion of adult Australians and enable our people to support the causes important to them. More than 18% of our people contributed 24,000 hours of volunteer time in 2005 and 28% of our staff have donated funds through workplace giving.

MANAGING RESPONSIBLY

ANZ ranked in the top 10 of top 10% banks globally on the Dow Jones Sustainability Index. We scored 100% for our Community Management Practice on the Corporate Responsibility Index and we maintained our membership on the FTSE4 Good Global Index.

1

The achievements of the past year would not have been possible without the commitment and dedication of our people. On behalf of my fellow Directors and all shareholders, I thank them for their contribution to ANZ’s success and look forward to their continuing support.

CHAIRMAN’S REPORT A MESSAGE FROM CHARLES GOODE

ANZ has once again met its commitment to shareholders, producing a record profit, a 17.3% return on shareholder equity and a strong capital position.

For the year ended 30 September 2005, profit after tax was up 7% to a record $3,018 million. Excluding significant items and integration costs associated with the National Bank of New Zealand, our profit was up 12% to $3,056 million.

The Directors were pleased to increase the dividend by 9% to 110 cents per share fully franked. This was the 12th consecutive increase in our annual dividend.

Our Australian businesses performed well, particularly our Personal business which recorded growth above that of the financial services sector. We are now, on many criteria, the best performing major retail bank in Australia, a noteworthy achievement given ANZ’s heritage as a predominantly corporate bank.

Our Institutional business recorded a solid performance in what has been a highly competitive year. This business is undergoing a period of reinvigoration following a number of years of relatively flat earnings and low asset growth, arising from our de-risking program.

2

Both our Corporate business and Esanda continued to deliver solid and consistent earnings growth in an increasingly competitive environment.

In New Zealand, the competitive environment coupled with our continued investment in the ANZ retail business offset a good performance by the National Bank of New Zealand franchise.

Our Asia Pacific business delivered a good underlying performance and we have continued to invest in the region, establishing new partnerships this year in Vietnam and Cambodia. We are making good progress in establishing partnerships in China.

We are managing risks well and are seeing the results from the de-risking program undertaken in recent years. Net specific provisions were down by 19% to $357 million.

Our capital position is strong, with the Group’s adjusted common equity ratio at 5.1% of risk weighted assets, above our target range of 4.5% to 5.0%.

Board changes

Directors Brian Scott and John Dahlsen, both of whom were on the ANZ Board for 20 years, retired during the year.

Their wise counsel and insightful contributions to Board deliberations over many years demonstrate the benefit of having some Directors with long-standing institutional knowledge of the company and the experience of all phases of the economic cycle. We thank them sincerely and wish them well in their retirement.

Outlook

It is likely that we are moving into a period of slightly lower economic growth and a more competitive environment. This calls for a systematic focus on costs and revenue growth and I believe that ANZ is well placed to meet future challenges.

In the coming year we should continue to benefit from the momentum we have built in our Australian businesses. In the medium term, we expect to see improved returns from the integrated business in New Zealand, while over the longer term our position in Asia should become of more importance.

We are focused on delivering sustainable returns for our shareholders.

CHARLES GOODE
CHAIRMAN

3

CHIEF EXECUTIVE OFFICER’S REPORT

A MESSAGE FROM JOHN McFARLANE

For over a decade now, shareholders and other stakeholders have benefited from the strategic expansion and strength of our financial performance. Profits now exceed $3 billion, and we have expanded our position in Australia, become the leading bank in New Zealand and the South Pacific, and we are the leading Australian bank in Asia. We can be proud of these achievements.

Growth and Transformation

That is now, but what of the future? We have set ourselves a new challenge of becoming Australasia’s leading bank. This requires a new agenda with two principal themes – Growth, and Transformation.

Growth is about expansion of our franchise and building leadership positions in our core domestic businesses in Australia and New Zealand and expanding into Asia and the Pacific, as well as serving our clients from these geographies across the world. We expect Australia will initially drive our growth and performance as it did in 2005. Later we expect our leadership position in New Zealand to bear fruit, and over the longer term, Asia will become increasingly meaningful.

Growth also means delivering strong returns for shareholders by raising our annual revenue growth to 7% – 9% over the coming years. We made good progress in 2005 with a substantial increase in our investment spending; adding over 2,200 people in the year, mainly to increase our footprint and to expand our service to customers.

4

Transformation is about maintaining world-class productivity, demonstrated by a cost-income ratio of 40% or below. Last year, we also put plans in place to transform ANZ into a leaner, sharper, more agile, and more externally focused competitor. This will involve shifting our priorities towards customers and reallocating resources from internal activities. It means increased automation, redesign of our operational platforms, and leveraging low-cost offshore capabilities owned by ANZ.

These and other initiatives give us confidence that we will achieve our stated targets.

Sustainability involves a longer-term focus

To be successful long-term, our focus cannot exclusively be on today, but also on the longer-term. Winners, over time, will not be those who maximise short-term results, but those who invest wisely to produce superior returns tomorrow. Companies nevertheless need to produce reasonable results in the short-term to survive, while they pursue their long run ambitions.

The highest performing companies are not simply a financial construction of land, labor and capital. They are much more than this. A vibrant company is more than the sum of its pieces. It serves its customers well, it cares for its employees, it is part of the community in which it operates and these strengths create the foundation for success with shareholders.

Beyond this, a truly successful company is also a community that is interdependent with other communities. It takes on the characteristics of those it engages with and, in turn, influences them.

So in taking our corporations forward, we need to think of advancing not a company but a community. This means a very different agenda for companies going forward and particularly for ANZ in the years to come.

JOHN McFARLANE
CHIEF EXECUTIVE OFFICER

5

OUR BUSINESS PERFORMANCE

DOMESTIC FOCUS, INTERNATIONAL PRESENCE

Our domestic markets, Australia and New Zealand, are the most significant contributors to our performance, comprising 89% of our 2005 profit. Our focus on these markets is evidenced by fact that 89% of our staff and 94% of our points of representation reside in these geographies.

6

PERFORMANCE OF OUR
MAJOR DIVISIONS (NPAT $m)

7

FIVE YEAR SUMMARY

2005	2004	2003	2002	2001
$m	$m	$m	$m	$m
Financial Performance
Net interest income	5,798	5,254	4,311	4,018	3,833
Other operating income	3,552	3,391	2,808	2,970	2,573
Operating expenses	(4,515)	(4,026)	(3,228)	(2,905)	(3,092)
Profit before tax, debt provision	4,835	4,619	3,891	4,083	3,314
Provision for doubtful debts	(580)	(632)	(614)	(860)	(531)
Income tax expense	(1,234)	(1,168)	(926)	(898)	(911)
Outside equity interests	(3)	(4)	(3)	(3)	(2)

Net profit after tax	3,018	2,815	2,348	2,322	1,870

Financial Position
Assets(1)	293,185	259,345	195,591	183,105	185,493
Net Assets	19,488	17,925	13,787	11,465	10,551
Tier 1 capital ratio	6.9%	6.9%	7.7%	7.9%	7.5%
Return on average ordinary equity(2),(3)	17.5%	17.8%	20.6%	21.6%	20.2%
Return on average assets(2)	1.1%	1.1%	1.2%	1.3%	1.1%
Cost to income ratio(4)	45.6%	45.3%	45.1%	46.0%	48.0%

Shareholder value – ordinary shares
Total return to shareholders
(share price movement plus dividends)	32.6%	17.0%	6.7%	15.3%	26.2%
Market capitalisation	43,834	34,586	27,314	26,544	23,783
Dividend	110	c	101	c	95	c	85	c	73	c
Share price(5) – 30 Sep	$24.00	$19.02	$17.17	$16.88	$15.28

Other information
Points of representation(6)	1,223	1,190	1,019	1,018	1,056
No. of employees (full time equivalents)	30,976	28,755	23,137	22,482	22,501
No. of shareholders	263,467	252,072	223,545	198,716	181,667

(1)	Data for 2001 include the consolidation of assets in the statutory funds of ANZ Life. Data for 2004 include the consolidation of assets in the statutory funds of NBNZ Life Insurance Limited
(2)	Excludes significant items, NBNZ incremental integration costs and outside equity interests
(3)

For the periods 2001 and 2002 the return on average ordinary equity calculation accrues the dividend over the year. From 2003, dividends may no longer be accrued and as such are not included in the calculation of return on average ordinary equity

(4)	Excludes goodwill amortisation, abnormals, significant items and NBNZ incremental integration costs
(5)	Periods prior to 2004 adjusted for the bonus elements of the November 2003 Rights Issue
(6)	Includes branches, offices, representative offices and agencies

8

Strong lending growth partly offset by lower interest margins.

Net Loans and Advances including Acceptances ($b)	Net Interest Margin (bps)

Continued strong lending growth in Australia and New Zealand, driven largely by Mortgages and Institutional, saw Net Lending Assets up 12% in 2005.

Increased competition in New Zealand Mortgages and the Institutional Division were the key drivers behind the 14 basis point Net Interest Margin contraction in 2005.

We continue to have world class efficiency which has permitted us to invest in more people.

Cost to Income (CTI)(1) %	Staff (Full Time Equivalent)

Significant investment in the sustainability of the business in 2005 saw the cost to income ratio increase slightly. We have set a target of reducing the CTI. to 40%.

Over 3,000 new staff employed in the last 18 months across the business. Approximately 70% of new FTEs are in frontline, revenue generating roles.

(1)	Excludes goodwill amortisation, significant items and NBNZ incremental integration costs.

9

THE BOARD OF DIRECTORS

STRATEGIC DIRECTION AND EXPERIENCE

Mr. C B Goode	Dr. R S Deane	Ms. M A Jackson
Mr. J McFarlane	Mr. J K Ellis	Mr. D E Meiklejohn
Dr. G J Clark	Mr. D M Gonski	Mr. J P Morschel

MR C B GOODE, AC

B COM (HONS) (MELB), MBA (COLUMBIA UNIVERSITY, NEW YORK), HON LLD (MELB), HON LLD (MONASH)

Chairman & Independent Non-Executive Director

Non-executive director since July 1991. Mr Goode was appointed Chairman in August 1995 and is an ex officio member of all Board Committees.

Experience and expertise

Mr Goode has a background in the finance industry and has been a professional non-executive director since 1989. He brings a wide range of skills and significant experience of the finance industry to his role as Chairman of the Board.

Age 67. Residence Melbourne.

MR J McFARLANE

MA, MBA

Chief Executive Officer

Chief Executive Officer since October 1997. Mr. McFarlane is also a Director of ANZ National Bank Limited in New Zealand.

Experience and expertise

Mr. McFarlane brings broad leadership, management and banking skills following a 30-year career in banking. Mr. McFarlane is a former Group Executive Director, Standard Chartered Plc, Head of Citibank, United Kingdom and Managing Director, Citicorp Investment Bank Ltd.

Age 58. Residence Melbourne.

DR G J CLARK

PHD, BASK (HONS)

Independent Non-Executive Director Chairman of the Technology Committee

Non-executive director since February 2004. Dr Clark is a member of the Nominations, Governance & Corporate Responsibility Committee.

Experience and expertise

Dr Clark is Principal of Clark Capital Partners, a US based firm that advises internationally on technology and the technology market place. Previously he held senior executive positions in IBM, News Corporation and Loral Space and Communications. He brings to the Board international business experience and a distinguished career in micro-electronics, computing and communications.

Age 62. Based in New York, United States of America but also resides in Sydney.

10

DR R S DEANE

PHD, B COM (HONS), FCA, FCIS, FNZIM

Independent Non-Executive Director Chairman of ANZ National Bank Limited in New Zealand

Non-executive director since September 1994. Dr Deane is a member of the Compensation & Human Resources Committee and the Technology Committee.

Experience and expertise

Dr Deane has skills and experience across a variety of sectors including government, banking and finance, economics, and telecommunications, and also with charitable and cultural organisations.

Age 64. Residence Wellington, New Zealand.

MR J K ELLIS

MA (OXON), FAICD, HON FIE AUST, FAUSIMM, FTSE, HON DR ENG (CQU)

Independent Non-Executive Director Chairman of the Risk Management Committee

Non-executive director since October 1995. Mr Ellis is a member of the Audit Committee.

Experience and expertise

A trained engineer, Mr Ellis brings to the Board his analytical skills together with his practical understanding of operational issues, investments and acquisitions across a range of sectors including natural resources, manufacturing, biotechnology and education.

Age 68. Residence Melbourne.

MR D M GONSKI, AO

B COM, LLB, S.I.A. (AFF), FAICD, FCPA

Independent Non-Executive Director Chairman of the Nominations, Governance & Corporate Responsibility Committee

Non-executive director since February 2002. Mr Gonski is a member of the Risk Management Committee.

Experience and expertise

A lawyer, Mr Gonski has a broad experience across business, the law and investment banking. He also brings to his role on the Board an appreciation for the community through his work in the arts and the not-for-profit sector.

Age 52. Residence Sydney.

MS M A JACKSON, AC

B EC, MBA, HON LLD, FAICD, FCA

Independent Non-Executive Director Chairman of the Compensation & Human Resources Committee

Non-executive director since March 1994. Ms Jackson is a member of the Audit Committee.

Experience and expertise

A Chartered Accountant, with significant financial expertise, Ms Jackson has broad industrial experience including her involvement in transportation, mining, the media, manufacturing and insurance. This expertise coupled with her work in health and education contribute to her role on the Board.

Age 52. Residence Melbourne.

MR D E MEIKLEJOHN

B COM, DIP. ED, FCPA, FAICD, FAIM

Independent Non-Executive Director Chairman of the Audit Committee

Non-executive director since October 2004. Mr Meiklejohn is a member of the Nominations, Governance & Corporate Responsibility Committee.

Experience and expertise

Mr Meiklejohn has a strong background in finance and accounting. He also brings to the Board his experience across a number of directorships of major Australian companies spanning a range of industries.

Age 63. Residence Melbourne.

MR J P MORSCHEL

DIPQS, FAIM

Independent Non-Executive Director

Non-executive director since October 2004. Mr Morschel is a member of the Risk Management Committee and the Compensation & Human Resources Committee.

Experience and expertise

Mr Morschel has a strong background in banking and financial services, and brings the experience of being a director of major Australian and international companies.

Age 62. Residence Sydney.

Visit our website at www.anz.com for listings of current directorships.

11

DIRECTOR AND EXECUTIVE REMUNERATION 2005

		Post	Amortized
	Primary	Employment	Equity	Total
	$	$	$	$
Director Remuneration
C B Goode
Independent Non-Executive Director – Chairman	500,000	255,007	—	755,007
G J Clark
Independent Non Executive Director	155,440	61,912	—	217,352
J C Dahlsen (retired February 2005)
Independent Non Executive Director	63,226	115,726	—	178,952
R S Deane
Independent Non Executive Director	270,002	60,892	—	330,894
J K Ellis
Independent Non Executive Director	172,250	122,704	—	294,954
D M Gonski
Independent Non Executive Director	174,662	115,724	—	290,386
M A Jackson
Independent Non-Executive Director	172,250	133,731	—	305,981
D E Meiklejohn
Independent Non Executive Director	161,027	76,504	—	237,531
J P Morschel
Independent Non Executive Director	149,500	72,182	—	221,682
B W Scott (retired April 2005)
Independent Non Executive Director	118,607	133,892	—	252,499

Total Non Executive Directors	1,936,964	1,148,274	—	3,085,238

J McFarlane
Chief Executive Officer – Executive Director	4,018,217	417,000	2,774,705	7,209,922

Total of all Directors	5,955,181	1,565,274	2,774,705	10,295,160

Specified Executives
Sir J Anderson
Chief Executive & Director,
ANZ National Bank Ltd	1,299,070	117,178	477,452	1,893,700
Dr R J Edgar
Chief Operating Officer	1,569,905	48,472	993,472	2,611,849
E Funke Kupper
Group Managing Director Asia-Pacific	1,442,687	40,950	645,515	2,129,152
B C Hartzer
Group Managing Director Personal	1,855,446	46,800	670,131	2,572,377
G K Hodges
Group Managing Director Corporate	1,569,161	42,473	536,834	2,148,468
P R Marriott
Chief Financial Officer	1,688,399	46,800	820,875	2,556,074
S Targett
Group Managing Director Institutional	1,648,474	46,800	868,841	2,564,115

Total Specified Executives	11,073,142	389,473	5,013,120	16,475,735

12

PEOPLE, COMMUNITY AND THE ENVIRONMENT

INSPIRING, ENERGIZING AND BUILDING RELATIONSHIPS

Our commmunity investment strategy focuses on enhancing the well-being and prosperity of the communities where our people live and work, and where our business operates. Earning the trust of the community is one of our core values.

People

We introduced a new policy giving employees who are 55 years and older the right to move to a part time working arrangement if they choose, and we doubled maternity/parental leave to 12 weeks fully paid, with no minimum service requirements to qualify.

More than 21,000 staff has now experienced our Breakout cultural transformation workshops. When the Breakout program began, our people cited ‘Cost Reduction’ and ‘Profit’ as the top two values most evident in our culture. Today they are ‘Customer Focus’ and ‘Community Involvement’.

As a result of these and other initiatives, ANZ has the highest level of employee engagement among large employers and all major banks in Australia and New Zealand according to the globally recognized Hewitt Best Employers survey.

Community

We continued our long term commitment to improving the financial literacy and inclusion of adult Australians. For example, our Saver Plus program assisted more than 700 low-income families to develop a long-term savings habit, improve their financial knowledge and save for their children’s education. As part of the program, ANZ provided funds to match more than $800,000 saved by participants in the 2004 and 2005 programs.

This year 18% of Australian staff contributed more than 24,000 hours as part of our ANZ’s Volunteers program, which provides employees with eight hours leave each year to complete volunteering activities of their choice.

Some 28% of our Australian staff donated money to numerous community partners through our Community Giving program, where ANZ matches staff contributions dollar-for-dollar up to $1,000 per person. This was achieved principally through staff donations to the Tsunami relief efforts, where ANZ and its people donated $1 million to support the work of World Vision.

Environment

We upgraded our Environment Charter to drive improvements in our environmental performance and outcomes and developed a Stewardship Model for assessing and managing the environmental and social responsibilities in our Institutional and Investment Banking decisions.

We have also developed a Sustainable Procurement policy, which will be introduced over the coming months in collaboration with our key suppliers. The policy will guide the selection and evaluation of suppliers on the basis of environmental and social indicators consistent with ANZ’s Environmental Charter.

13

HANDY CONTACTS

ANZ

Registered Office

Level 6, 100 Queen Street

Melbourne VIC 3000 Australia

Telephone +613 9273 6141

Facsimile +613 9273 6142

Company Secretary: Tim L’Estrange

Investor Relations

Level 22, 100 Queen Street

Melbourne VIC 3000 Australia

Telephone +613 9273 6466

Facsimile +613 9273 4899

investor.relations@anz.com

Share Registry

AUSTRALIA

GPO Box 2975

Melbourne VIC 3001 Australia

Telephone 1800 11 33 99 / +613 9415 4010

Facsimile +613 9473 2500

anzshareregistry@computershare.com.au

NEW ZEALAND

Private Bag 92119

Auckland 1020 New Zealand

Telephone 0800 174 007

Facsimile +649 488 8787

UNITED KINGDOM

PO Box 82

The Pavilions

Bridgewater Road

Bristol BS99 7NH

Telephone +44 870 702 0000

Facsimile +44 870 703 6101

IMPORTANT DATES FOR SHAREHOLDERS*

Date	Event
16 December 2005	Annual General Meeting Adelaide
16 December 2005	Final Dividend Payment
27 April 2006	Interim Results Announced
15 May 2006	Interim Dividend Ex-Date
19 May 2006	Interim Dividend Record Date
3 July 2006	Interim Dividend Payment
26 October 2006	Annual Results Announced
9 November 2006	Final Dividend Ex-Date
15 November 2006	Final Dividend Record Date
15 December 2006	Final Dividend Payment
15 December 2006	Annual General Meeting Sydney

* If there are any changes to these dates, the Australian Stock Exchange will be notified accordingly

Australia and New Zealand Banking Group Limited
www.anz.com ABN 11 005 357 522

Australia and New Zealand Banking Group Limited
www.anz.com ABN 11 005 357 522

GUIDE TO CONCISE REPORT

ANZ presents two reports, the ANZ Concise Annual Report (this document) and the ANZ Financial Report. Both reports show how ANZ performed during the year ended 30 September 2005 and the overall financial position of the Group at the end of the year. ANZ also publishes an announcement to the market each half year. All these documents are on anz.com. ANZ prepares its financial reports in accordance with applicable Australian Accounting Standards. Particular terms required by the Standards may not be familiar to some readers. This guide and the Glossary of Financial Terms (on pages 94 and 95) are designed to assist readers to understand the Report.

The ANZ Concise Annual Report is a concise report for the purposes of section 314(2) of the Corporations Act 2001 and comprises two parts: Part 1 (Annual Review) and Part 2 (Concise Report). The two parts are distributed together as one document and should be read together. These documents may only be distributed by a person on the basis that Part 1 (Annual Review) and Part 2 (Concise Report) are distributed together.

A copy of the full Financial Report for the year ended 30 September 2005 for the Group, including the independent Auditor’s Report, is available to all members, and will be sent to a member without charge upon request. The Financial Report can be requested by telephone (Australia 1800 11 33 99 Overseas +613 9415 4010), by email at investor.relations@anz.com or viewed directly on the Internet at www.anz.com

CONTENTS

Guide to Concise Report

Corporate Governance Report

Directors’ Report

Principal Activities
Result
State of Affairs
Dividends
Review of Operations
Events Since the End of the Financial Year
Future Developments
Environmental Regulation
Directors’ Qualifications, Experience and Special Responsibilities
Company Secretaries’ Qualifications and Experience
Non-Audit Services
Auditor’s Independence Declaration
Directors and Officers Who Were Previously Partners of the Auditor
CEO/CFO Declaration
Directors’ and Officers’ Indemnity
Rounding of Amounts

Remuneration Report

Remuneration Tables
Non-Executive Directors’ Remuneration
Executive Remuneration
Chief Executive Officer’s Remuneration
Specified Executives’ Contract Terms
Equity Instruments Relating to Directors and Specified Executives
Executive Officers’ Share Options

Financial Statements

Statement of Financial Performance
Statement of Financial Position
Statement of Cash Flows
Notes to the Concise Financial Statements
Directors’ Declaration
Auditor’s Report

Shareholder Information

Glossary of Financial Terms

CONCISE ANNUAL REPORT CONTENTS

The ANZ Concise Annual Report has two main sections – the 2005 Annual Review and the Concise Report. The front section, the Annual Review, contains information about significant matters that impacted the management and performance of ANZ during the year, including discussion and analysis of the financial results, updates on the specialist business units and Group-wide programs, the ten year summary and information on the directors.

The Concise Report contains information required by the Corporations Act 2001 (as amended), including:

• a Concise Financial Report, drawn up in accordance with applicable Australian Accounting Standards, including the Consolidated Statements of Financial Performance, Financial Position and Cash Flows.

• the Directors’ Report, including the Remuneration Report.

• the Auditor’s Report; and

• the Corporate Governance Report, as recommended by the ASX Corporate Governance Councils Principles of Corporate Governance and Best Practice Recommendations.

These statements have been reviewed by ANZ’s Audit Committee and approved by the Board. Our external auditor, KPMG, has audited the Concise Financial Report and related notes.

46

This Concise Annual Report cannot be expected to provide as full an understanding of the Group’s financial performance, financial position and financing and investing activities as the ANZ 2005 Financial Report. Analysis and discussion of the Concise Financial Report are on pages 10 to 15 of Part 1 of this Concise Annual Report.

CORPORATE GOVERNANCE REPORT

To ensure the reader is up-to-date with ANZ’s corporate governance practices, this report provides information on the Group’s governance framework, alignment with Australian and overseas governance issues, the Board and its procedures as well as Group codes, policies and related processes.

DIRECTORS’ REPORT

This report provides information on how the business is performing and includes details about the Group’s principal activities, the Directors and Company Secretaries. Details about the non-audit services and the Auditor’s independence declaration also form part of this report. In addition, it contains remuneration information on the Directors and Specified Executives. Declarations are provided by the CEO, CFO and the Auditor.

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

Financial performance refers to ANZ’s profit for the year including:

• the sources of ANZ’s income split between net interest income and other income;

• the expenses incurred by ANZ during the year;

• provision for doubtful debts; and

• ANZ’s tax expense for the year.

The key figure to look at is “Net profit attributable to shareholders of the Company”, which is the profit for the year.

The results of controlled companies are included in the consolidated results of the Group.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

This Statement is a summary of the assets, liabilities and shareholders’ equity as at 30 September 2005. It shows what ANZ as a Group owns as assets, what it owes as liabilities and its net assets. Net assets are equal to total shareholders’ equity. The assets and liabilities are listed in order of liquidity, with those assets representing cash shown first and those hardest to convert to cash, such as premises, last.

The assets and liabilities of controlled companies are included within the consolidated results of the Group.

CONSOLIDATED STATEMENT OF CASH FLOWS

The Consolidated Statement of Cash Flows summarises the Group’s cash payments and cash receipts for the financial year. The values may differ from those shown in the Consolidated Statement of Financial Performance because the Consolidated Statement of Financial Performance is prepared on an accrual accounting basis. Cash in the Statement refers to cash on hand, bank deposits and other forms of highly liquid investments that can readily be converted to cash.

NOTES TO THE CONCISE FINANCIAL STATEMENTS

These notes provide details on the basis of preparation of the Concise Financial Report including details on critical accounting policies, contingent liabilities and assets, segment analysis and dividends.

DIRECTORS’ DECLARATION

This declaration contains the directors’ sign-off that the Concise Report complies with Accounting Standards and provides a true and fair view of the performance and financial position of the Company.

AUDITOR’S REPORT

The independent audit report is the external and independent opinion on the Concise Report.

SHAREHOLDER INFORMATION

Information is provided on ordinary shares including the twenty largest shareholders and the distribution of shareholdings, and preferences shares – ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) and Euro Stapled Trust Securities. It also includes on-market buy-back, details on voting rights for ordinary shares and ANZ StEPS, employee shareholder information and Stock Exchanges, ANZ StEPS, American Depositary Receipts and Euro Trust Securities.

GLOSSARY OF FINANCIAL TERMS

The glossary of financial terms on pages 94 and 95 contains an explanation of key financial terms.

47

CORPORATE GOVERNANCE AT ANZ:

A SOLID FOUNDATION

This report sets out the Company’s corporate governance framework. Further detail is contained on anz.com > about anz > corporate governance. This website is regularly updated to ensure it reflects the Company’s most recent corporate governance information.

ANZ’s shareholders depend on the Company’s Board for strategic guidance and oversight of the Company as set out in the Board Charter (anz.com > about anz > corporate governance). The Board recognises its overriding responsibility to act honestly, fairly, diligently and progressively, in accordance with the law, in serving the interests of ANZ’s shareholders and all other stakeholders.

Corporate governance is an important focus for the Board. Good corporate governance meets ethical and stewardship responsibilities, and gives ANZ a strong commercial advantage. It receives close scrutiny, particularly since the establishment of the Nominations, Governance & Corporate Responsibility Committee in 2002.

ANZ shares and related securities are listed on the Australian (ASX), the New Zealand (NZX) and the New York (NYSE) Stock Exchanges. ANZ must comply with a range of requirements including listing requirements in Australia and New Zealand as well as overseas requirements such as the US Sarbanes-Oxley Act of 2002, the US Securities and Exchange Commission (SEC) rules and the New York Stock Exchange listed company requirements. In addition, ANZ strives to achieve best practice by taking into account the principles and guidelines set out by the ASX Corporate Governance Council, the New Zealand Securities Commission and the Combined Code of the United Kingdom.

In general, the Board seeks:

• to embrace principles considered to be best practice across the jurisdictions;

• to be an ‘early adopter’, where possible, by complying before a published law or recommendation takes effect; and

• to take an active role in discussions regarding best practice in corporate governance in Australia and overseas.

Consequently, the Board continually monitors governance developments to align ANZ’s practices with best practice standards.

During the year, the Board worked closely with management to review and update ANZ policies and procedures in light of changes to regulations, legislation and guidelines across relevant jurisdictions.

ALIGNMENT WITH AUSTRALIAN AND OVERSEAS CORPORATE GOVERNANCE ISSUES

INTERNATIONAL

• International Financial Reporting Standards – (IFRS) – ANZ has a formal program to ensure that the Company is prepared to report, in compliance with Australian equivalents to IFRS as issued by the International Accounting Standards Board, when its results for the half-year ended 31 March 2006 are announced. ANZ is on track to achieve this reporting schedule.

• Basel II – For ANZ, the new Basel Accord is scheduled to commence in 2006 for two years of parallel running with the current Capital Accord, prior to full implementation in January 2008. ANZ has established a program to ensure the Company achieves accreditation at the advanced levels for both credit and operational risk under Basel II. The program is on schedule with a number of Basel II requirements already in place.

AUSTRALIA

• ASX Corporate Governance Council – Principles of Good Corporate Governance and Best Practice Recommendations –ANZ considers these principles important and complies with the recommendations.

• The Corporations Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 – CLERP 9 Act – The legislation was passed by Parliament on 25 June 2004. ANZ chose to be an ‘earlier adopter’ of most of the new requirements for the 2004 financial year. For the 2005 financial year, ANZ complies with all the new requirements.

NEW ZEALAND

• NZX Corporate Governance Rules and Principles – The NZX has introduced a Corporate Governance Best Practice Code. As an overseas listed issuer on the NZX, ANZ is deemed to comply with the NZX Listing Rules provided that it remains listed on the ASX. A New Zealand Stock Exchange disclosure is available on page 58.

OTHER JURISDICTIONS

• United States of America – As a ‘foreign private issuer’ registered with the SEC with securities listed on the NYSE, ANZ is required to comply with certain corporate governance requirements contained in US securities laws, including the Sarbanes-Oxley Act of 2002 and applicable New York Stock Exchange (NYSE) Listing Standards. Under the NYSE Listing Standards, ANZ is required to provide a brief description of the significant differences between its corporate governance practices and corporate governance requirements for US listed companies under the NYSE Listing Standards. Information will be provided in the Company’s US Form 20-F 2005 Annual Report and available on ANZ’s website (anz.com > shareholders > financial information > annual reports).

• United Kingdom – ANZ monitors developments in the UK Combined Code through changes made by the Higgs Report and the Smith Report.

48

ASX CORPORATE GOVERNANCE TABLE

FOCUS & PRINCIPLE				COMPLIANCE (✓)

1	Lay solid foundation for management and oversight

	1.1	Formalise the functions reserved to the Board and those delegated to management		Pgs 50, 51 ✓

2	Structure the board to add value

	2.1	The majority of the Board should be independent directors		Pg 53 ✓

	2.2	The chairperson should be an independent director		Pg 50 ✓

	2.3	The roles of the Chairperson and Chief Executive Officer should not be exercised by the same person		Pg 50 ✓

	2.4	The Board should establish a nomination committee		Pg 56 ✓

	2.5	Provide related disclosures		✓

3	Promote ethical and responsible decision-making

	3.1	Establish a code of conduct to guide the directors, the CEO, the CFO and any other key executives as to:

		3.1.1	the practices necessary to maintain confidence in the company’s integrity	Pgs 50, 57, 58 ✓

		3.1.2	the responsibility and accountability of individuals for reporting and investigating reports of unethical practices	Pg 57, 58 ✓

	3.2	Disclose the policy concerning trading in company securities by directors, officers and employees		Pg 58 ✓

	3.3	Provide related disclosures		✓

4	Safeguard integrity of financial reporting

4.1

Require the CEO and CFO to state in writing to the Board that the company’s financial reports present a true and fair view, in material respects, of the company’s condition and operational results and are in accordance with accounting standards

Pg 61 ✓

	4.2	The board should establish an audit committee		Pg 55 ✓

	4.3	Structure the audit committee so that it consists of

> only non-executive directors

> a majority of independent directors

> an independent chairperson, who is not chairperson of the Board

		> at least three members		Pg 55 ✓

	4.4	The audit committee should have a formal charter		Pg 55 ✓

	4.5	Provide related disclosures		✓

5	Making timely and balanced disclosure

	5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance		Pgs 49, 57, 58 ✓

	5.2	Provide related disclosures		✓

6	Respect the rights of shareholders

	6.1	Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation		Pg 50 ✓

	6.2	Request the external auditor to attend the AGM and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report		Pg 50 ✓

7	Recognise & manage risk

	7.1	The Board or appropriate committees should establish policies on risk oversight and management		Pg 56 ✓

	7.2	The CEO and CFO should state to the Board in writing that

7.2.1

the statement given in accordance with best practice recommendation 4.1 is founded on a sound system of risk management and internal compliance and control which implements the polices adopted by the Board

Pgs 56, 57 ✓

		7.2.2	the company’s risk management and internal compliance and control system is operating effectively and efficiently in all material respects	Pgs 56, 57 ✓

		7 7.3	Provide related disclosures	✓

8	Encourage enhanced performance

	8.1	Disclose the process for performance evaluation of the Board, its committees, individual directors and key executives		Pg 54 ✓

9	Remunerate fairly and responsibly

9.1

Provide disclosure in relation to the company’s remuneration policies to enable investors to understand the costs and benefits of the policies, and the link between remuneration paid to the directors and key executives and corporate performance

Pgs 62 to 81 ✓

	9.2	The Board should establish a remuneration committee		Pgs 55, 56 ✓

	9.3	Clearly distinguish the structure of non-executive directors remuneration from that of executives		Pgs 62 to 81 ✓

	9.4	Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders		Pgs 62 to 81 ✓

	9.5	Provide related disclosures		✓

10	Recognise the legitimate interests of stakeholders

	10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders		Pg 50, 57 ✓

49

ETHICAL AND RESPONSIBLE DECISION-MAKING

The Board encourages management to promote and maintain a culture within ANZ which draws upon a set of unifying values to guide the actions and decisions of the Board and all employees (see anz.com > sustainability > our values).

More than 21,000 ANZ employees have participated in the Breakout culture development program. The program includes workshops to help staff to apply values-based decision-making, balancing the competing needs of staff, shareholders, customers and the community in their roles and activities.

ANZ has three main codes of conduct which also guide everyday business practice and decision-making throughout the Group.

• ANZ Directors’ Code of Conduct sets ethical standards for the directors. They are expected to pursue the highest standards of ethical conduct in the interests of shareholders and all other stakeholders.

• ANZ (Employee) Code of Conduct sets ethical standards for ANZ staff to embrace and advocate. It establishes an environment in which ANZ staff can excel, regardless of race, religion, age, ability or gender.

• ANZ Code of Conduct for Financial Officers (adopted from G100 Code of Conduct for Chief Financial Officers) provides a practical guide for the CFO and financial staff in their everyday dealings as to the standards of ethical behaviour expected in the performance of their duties in addition to the ANZ Employee Code of Conduct.

Further details on these codes can be found on anz.com > about anz > corporate governance.

COMMITMENT TO SHAREHOLDER COMMUNICATION

Shareholders are the owners of ANZ, and the Company’s stated aim is to ‘perform and grow to create value for our shareholders’.

In order to vote on decisions about ANZ, and to communicate views to the Company, shareholders need an understanding of the Company’s business operations and performance.

ANZ encourages shareholders to take an active interest in the Company. It seeks to provide shareholders with quality information in a timely fashion generally through ANZ’s reporting of results, the Company’s Annual Report, briefings, half yearly newsletters and via its dedicated shareholder site on anz.com.

ANZ strives for transparency in all its business practices. The Company recognises the impact of quality disclosure on the trust and confidence of the shareholder, the wider market and the community.

Should shareholders require any information, they are also provided with relevant contact details for ANZ and relevant share registries in the half yearly shareholder newsletters, the Annual Report (under Information for shareholders) and anz.com.

CONTINUOUS DISCLOSURE

It has long been ANZ’s practice to release all price-sensitive information as required under the ASX listing rules in a timely manner:

• to all relevant stock exchanges on which ANZ’s securities are listed; and

• to the market and community generally through ANZ’s media releases, website and other appropriate channels. ANZ-related releases are posted on relevant stock exchange websites and on anz.com > about anz > corporate governance > continuous disclosure.

Through ANZ’s Continuous Disclosure Policy (see page 58 and anz.com > about anz > corporate governance) the Company demonstrates its commitment to continuous disclosure. The policy reflects relevant obligations under applicable stock exchange listing rules and legislation.

For reporting purposes, price-sensitive information is information that a reasonable person would expect to have a material effect on the price or value of ANZ’s securities.

Designated disclosure officers have responsibility for reviewing proposed disclosures and making decisions in relation to what information can be or should be disclosed to the market. All ANZ staff are required to inform a disclosure officer regarding any potentially price-sensitive information concerning ANZ as soon as they become aware of it.

UPHOLDING SHAREHOLDER RIGHTS

ANZ upholds shareholder rights and provides shareholders with the opportunity to be involved in shareholder meetings.

To allow as many shareholders as possible to have an opportunity to attend a meeting, ANZ rotates shareholder meetings around regional capital cities. Webcast technology has been introduced which makes it possible to ‘attend’ presentations – to listen to the speakers and simultaneously view presentations over the internet. Further details on meetings and presentations held throughout this financial year are available on anz.com > shareholders > presentations.

Prior to the Annual General Meeting, shareholders are encouraged to submit any questions they have for the Chairman or Chief Executive Officer to enable key common themes to be considered.

The external auditor is present at ANZ Annual General Meetings and available to answer shareholder questions. The auditor can respond on any business item that concerns them in their capacity as auditor.

Shareholders have the right to vote on various resolutions related to Company matters. If shareholders are unable to attend a meeting they can submit their proxies via post or electronically through anz.com. Where votes are taken on a poll, ANZ appoints an independent party to verify the results, which are reported to the ASX and posted on anz.com.

BOARD RESPONSIBILITY AND DELEGATION OF AUTHORITY

The Board is responsible to shareholders for the governance of the Group, and oversees its operations and financial performance. To this end, it sets the strategic direction and financial objectives, and monitors operational performance. It also monitors compliance in terms of ethical and efficiency standards and regulatory requirements. The Board also appoints the Chief Executive Officer and regularly reviews his performance.

The ANZ Board is chaired by a non-executive independent director. Its structure provides for a division of responsibility between the Chairman and the Chief Executive Officer. This is supported by the ANZ Board Charter (anz.com > about ANZ > corporate governance) which states that the Chairman must be an independent non-executive director and that the majority of the Board must comprise independent non-executive directors.

The Board Charter clearly sets out the Board’s purpose, powers, and specific responsibilities. The business of the Bank is managed under the direction of the Board. The Board delegates to the Chief Executive Officer and through him, to

50

other senior management, the authority and responsibility for managing the everyday affairs of the Company. The Board monitors management and performance on behalf of shareholders.

ROLE OF THE CHAIRMAN

The Chairman, a non-executive director, plays an important leadership role with ANZ and is involved in:

• chairing meetings of shareholders and Board meetings;

• monitoring the performance of the Board and the mix of skills and effectiveness of individual contributions;

• maintaining on going dialogue with the Chief Executive Officer and appropriate mentoring and guidance;

• overseeing Board review processes; and

• on going mentoring of individual directors.

ACCESS TO DIRECTORS

Management is able to consult directors as required on a regular basis. Employees have access to the directors directly or through the Company Secretary. Shareholders who wish to communicate with the directors may direct correspondence to a particular director, or to the non-executive directors as a whole.

BOARD COMPOSITION, SELECTION AND APPOINTMENT

The Board strives to achieve a balance of skills, knowledge, experience and perspective among its directors. Details regarding the skills, experience, expertise of each director in office at the date of this Concise Annual Report can be found on pages 51 to 53.

The Nominations, Governance & Corporate Responsibility Committee is responsible for the nominations process which includes a regular review of board composition and succession for the Board including the Chairman (anz.com > about anz > corporate governance).

Once a director is selected, there are several key elements relating to the appointment process including:

• Formalising the appointment – Each director receives correspondence and related information setting out the Directors’ Code of Conduct, 3-year rotation, re-election procedures, length of service, Board composition and nomination process, performance evaluation, directors’ fees, directors’ dealings in shares, disclosure of interests, conflict of interest policy and procedures, outside board and other appointments as well as insurance and related procedures.

• Receipt of appointment-related documents including:

Director Handbook– Each director receives a handbook which outlines directors’ principal obligations, Company policies, charters and processes as well as Board specific procedures. It also sets out details of scheduled Board and Committee meetings.

Director’s Deed – Each director signs the Deed which covers a number of issues including indemnity, directors’ and officers’ liability insurance, the right to obtain independent advice and the requirements concerning confidential information.

• Undertaking induction training – New directors take part in a formal induction program which ensures they have dedicated sessions with ANZ directors, executives and other key staff members regarding ANZ’s values and culture, the Group’s governance framework, financial management and business operations. Specific topics covered during these sessions include the Directors’ Code of Conduct and Director-related policies, Board and Committee principles, processes and key issues, financial and audit issues such as accounting standards and taxation, governance issues including current and emerging legislation and regulations, risk management and compliance framework as well as people capital issues. Insight into the business units is provided in one-on-one sessions with each business head.

In addition, each new Committee member participates in Committee-specific educational sessions with the relevant Committee chairman and ANZ executives.

• Adherence to Directors’ Code of Conduct – As presented earlier, this code sets out that directors will pursue the highest standards of ethical conduct.

• Meeting share qualification – Non-executive directors are required to accumulate a holding in shares in the Company that is equivalent to at least 100% of a non-executive director’s base fee and 200% of this fee for the Chairman.

• Election at next Annual General Meeting

The ANZ Constitution and the Corporations Act 2001 both permit the Board to appoint a person to be a director of ANZ at any time, but that person must seek election by shareholders at the next Annual General Meeting.

DIRECTORS

MR CB GOODE, AC

B COM (HONS) (MELB), MBA (COLUMBIA UNIVERSITY, NEWYORK), HON LLD (MELB), HON LLD (MONASH)

Chairman

Independent Non-Executive Director

Non-executive director since July 1991. Mr Goode was appointed Chairman in August 1995 and is an ex-officio member of all Board Committees.

Experience and expertise

Mr Goode has a background in the finance industry and has been a professional non-executive director since 1989. He brings a wide range of skills and significant experience of the finance industry to his role as Chairman of the Board.

Current directorships

Chairman: Woodside Petroleum Limited (Director from 1988), Australian United Investment Company Limited (Director from 1990), Diversified United Investment Limited (Director from 1991), and The lan Potter Foundation Ltd (Director from 1987).

Director: Singapore Airlines Limited (from 1999).

Age 67. Residence Melbourne.

MR J McFARLANE

MA, MBA

Chief Executive Officer

Chief Executive Officer since October 1997. Mr McFarlane is also a Director of ANZ National Bank Limited in New Zealand.

Experience and expertise

Mr McFarlane brings broad leadership, management and banking skills following a 30-year career in banking. Mr McFarlane is a former Group Executive Director, Standard Chartered Plc, Head of Citibank, United Kingdom and Managing Director, Citicorp Investment Bank Ltd.

Current directorships

Director: Financial Markets Foundation for Children (from 1999), Australian Business Arts Foundation (from 2000) and International Monetary Conference (from 1997, including term as President).

Member: Foreign Affairs Council (from 2005), Business Regulation Advisory Group (from 2002), Financial Literacy Foundation Advisory Board (from 2005), the Council of the Australian Bankers Association (from 1997, including a term as Chairman) and the Asia Business Council (from 2004).

Former directorships

Former Director: Business Council of Australia (1999–2003) and Australian Graduate School of Management Ltd (1999–2003), London Stock Exchange

51

(1989–1991), Auditing Practices Board

(1991–1997), The Securities Association

(1989–1990), Capital Radio Plc

(1995–1998), Financial Law Panel

(1994–1999) and Cranfield School of Management (1992–1996).

Age 58. Residence Melbourne.

DR G J CLARK

PHD, BSC (HONS)

Independent Non-Executive Director Chairman of Technology Committee

Non-executive director since February 2004. Dr Clark is a member of the Nominations, Governance & Corporate Responsibility Committee.

Experience and expertise

Dr Clark is Principal of Clark Capital Partners, a US-based firm that advises internationally on technology and the technology market place. Previously he held senior executive positions in IBM, News Corporation and Loral Space and Communications. He brings to the Board international business experience and a distinguished career in micro-electronics, computing and communications.

Current directorships

Director: James Hardie Industries NV (from 2002).

Former directorships

Former Director: Digex (2000–2002) and Acton Semiconductor Pty Limited (2001–2005).

Age 62. Based in New York, United States of America but also resides in Sydney.

DR R S DEANE

PHD, B COM (HONS), FCA, FCIS, FNZIM

Independent Non-Executive Director Chairman of ANZ National Bank Limited in New Zealand

Non-executive director since September 1994. Dr Deane is a member of the Compensation & Human Resources Committee and the Technology Committee.

Experience and expertise

Dr Deane has skills and experience across a variety of sectors including government, banking and finance, economics, telecommunications, and also with charitable and cultural organisations.

Current directorships

Chairman: Telecom Corporation of New Zealand Limited (Director from 1992, CEO 1992–1999), Fletcher Building Limited (from 2001), Te Papa Tongarewa (Museum of New Zealand) (from 2000), and New Zealand Seed Fund Management Limited (from 2000).

Director: Woolworths Limited (from 2000).

Former directorships

Former Director: TransAlta Corporation (Canada) (2000–2003).

Age 64. Residence Wellington, New Zealand.

MR J K ELLIS

MA (OXON), FAICD, HON FIE AUST, FAUS IMM, FTSE, HON DR ENG (CQU)

Independent Non-Executive Director Chairman of the Risk Management Committee

Non-executive director since October 1995. Mr Ellis is a member of the Audit Committee.

Experience and expertise

A trained engineer, Mr Ellis brings to the Board his analytical skills together with his practical understanding of operational issues, investments and acquisitions across a range of sectors including natural resources, manufacturing, biotechnology and education.

Current directorships

Chairman: Pacifica Group Limited (Director from 1999), National Occupational Health & Safety Commission (Director from 2003), Future Directions International Pty Ltd (from 2003) and Land care Australia Limited (from 2004).

Chancellor: Monash University (from 1999).

Director: GroPep Limited (from 2000).

Member: Australia-Japan Foundation (from 1999).

Former directorships

Former Chairman: Black Range Minerals Limited (2000–2004).

Former Director: Australian Minerals & Energy Environment Foundation (1999–2003).

Age 68. Residence Melbourne.

MR D M GONSKI, AO

B COM, LLB, S.I.A. (AFF), FAICD, FCPA

Independent Non-Executive Director Chairman of the Nominations, Governance & Corporate Responsibility Committee

Non-executive director since February 2002. Mr Gonski is a member of the Risk Management Committee.

Experience and expertise

A lawyer, Mr Gonski has a broad experience across business, the law and investment banking. He also brings to his role on the Board an appreciation for the community through his work in the arts and the not-for-profit sector.

Current directorships

Chairman: Coca Cola Amatil Limited (Director from 1997), the Investec Group in Australia (including Investec Wentworth Private Equity Pty Limited) (Director from 2001), Australia Council for the Arts (from 2002), and Sydney Grammar School Trust (from 1993).

Chancellor: University of New South Wales (from 2005).

Director: The Westfield Group (from 1985).

President: Board of Trustees of Art Gallery of NSW (from 1997).

Former directorships

Former Chairman: Morgan Stanley Australia Limited (1999–2002), and National Institute of Dramatic Art (2001–2005).

Former Director: John Fairfax Holdings Limited (1993–2005) and ING Australia Limited (2002–2005).

Age 52. Residence Sydney.

MS M A JACKSON, AC

B EC, MBA, HON LLD, FAICD, FCA

Independent Non-Executive Director Chairman of the Compensation & Human Resources Committee

Non-executive director since March 1994. Ms Jackson is a member of the Audit Committee.

Experience and expertise

A Chartered Accountant, with significant financial expertise, Ms Jackson has broad industrial experience including her involvement in transportation, mining, the media, manufacturing and insurance. This expertise coupled with her work in health and education contribute to her role on the Board.

Current directorships

Chairman: Qantas Airways Limited (Director from 1992) and Co-Chairman of Department of Foreign Affairs & Trade Australia NZ Leadership Forum (from 2003).

Director: Billabong International Limited (from 2000) and Howard Florey Institute of Experimental Physiology and Medicine (from 1998).

Member: Australia-Japan Foundation (from 2002).

Former directorships

Former Deputy Chairman: Southcorp Limited (2004–2005) and People Telecom Limited (2000–2002).

Former Director: John Fairfax Holdings Limited (2003–2004).

Former Member: Brain Research Institute (1999–2004).

Former Partner: Consulting Division of KPMG Peat Marwick (1991–1992).

Age 52. Residence Melbourne.

52

MR D E MEIKLEJOHN

B COM, DIP. ED, FCPA, FAICD, FAIM

Independent Non-Executive Director Chairman of the Audit Committee

Non-executive director since October 2004. Mr Meiklejohn is a member of the Nominations, Governance & Corporate Responsibility Committee.

Experience and expertise

Mr Meiklejohn has a strong background in finance and accounting. He also brings to the Board his experience across a number of directorships of major Australian companies spanning a range of industries.

Current directorships

Chairman: PaperlinX Limited (from 1999).

Director: Coca-Cola Amatil Limited (from 2005).

Vice President: Melbourne Cricket Club (from 1987).

Former directorships

Former Chairman: SPC Ardmona Limited (2002–2005) and former Deputy Chairman of GasNet Australia Limited (2001–2004).

Former Director: WMC Resources Limited (2002–2005) and One Steel Limited (2000–2005).

Age 63. Residence Melbourne.

MR J P MORSCHEL

DIPQS, FAIM

Independent Non-Executive Director

Non-executive director since October 2004. Mr Morschel is a member of the Risk Management Committee and the Compensation & Human Resources Committee.

Experience and expertise

Mr Morschel has a strong background in banking and financial services, and brings the experience of being a director of major Australian and international companies.

Current directorships

Chairman: Rinker Group Limited (from 2003).

Director: Singapore Telecommunications Limited (from 2001), Tenix Pty Limited (from 1998) and Gifford Communications Pty Limited (from 2000).

Former directorships

Former Director: Rio Tinto Plc (1998–2005), Rio Tinto Limited (1998–2005), CSR Limited (1996–2003) and Leighton Holdings Limited (2001–2004).

Age 62. Residence Sydney.

INDEPENDENCE AND MATERIALITY

Under its Charter, a majority of non-executive directors on the ANZ Board must satisfy ANZ’s criteria for independence. The Board Charter sets out independence parameters in order to establish whether a non-executive director may have a relationship with ANZ which could (or could be perceived to) impede their decision-making.

Directors are required to seek Board approval before accepting other Board appointments or appointments to charitable or other committees. In addition, directors are required to inform the Company of appointments or retirement from external organisations.

In the 2005 financial year, the Board reviewed its criteria for independence in respect of the requirements in the ASX Corporate Governance Council’s Best Practice Recommendations, NZX and NYSE Corporate Governance Standards, and the US Sarbanes-Oxley Act of 2002. The Board adopted standards for determining non-executive director independence both for members of the Board and the Audit Committee (some jurisdictions apply different tests for the assessment of Audit Committee independence). The criteria are more rigid than those set in most jurisdictions including criteria stipulated specifically for audit committees.

The Board applies the following standard in making its determination as to the existence of a material relationship – a relationship with ANZ is material if a reasonable person in the position of a non-executive director of ANZ would expect there to be a real and sensible possibility that it would influence a director’s mind in:

• making decisions on matters likely to come regularly before the Board or its committees;

• objectively assessing information and advice given by management;

• setting policy for general application across ANZ; and

• generally, carrying out the performance of his or her role as director.

At its July 2005 meeting, the Board considered each director’s independence and in each case concluded that the independence criteria were met by all non-executive directors.

The independence criteria and process used by the Board in its determination of director independence are detailed on

ANZ’s website (anz.com > about anz > corporate governance)

The Board examined acquirer relationships associated with each director and immediate family members in respect of the level of lending and whether ANZ is the sole lender, the credit rating and whether the account is in order. Due to privacy regulations, ANZ is unable to disclose details of acquirer relationships associated with each director. The Board concluded that there was no such situation which would impact on a director’s independence.

The Board also examined supplier relationships associated with each director and immediate family members in respect of the value of the relationship to the supplier, the service or product provided and its value as well as other relevant information. It noted several director associations as follows:

• Dr Deane is Chairman of Telecom New Zealand Ltd. ANZ acquires communication services from Telecom New Zealand for the Company’s New Zealand operations.

• Mr Gonski is a director of Westfield Holdings Ltd. ANZ leases properties from Westfield for its branch network in Australia.

• Ms Jackson is Chairman of Qantas Airways Limited. ANZ has commercial relationships with Qantas as a partner in the co-branded ANZ Frequent Flyer Visa Cards, as a less or of airport terminal properties in Australia and New Zealand for ANZ automatic teller machines (ATMs), and as an acquirer of travel services for ANZ people.

In each case, the Board concluded that having regard to the nature and value of the commercial relationship and the materiality criteria described above, each of Dr Deane, Mr Gonski and Ms Jackson is independent.

Directors do not participate in any decisions regarding transactions with organisations which they are associated as acquirer or supplier (see Conflict of Interest on page 54). Directors’ biographies on pages 51 to 53 and on anz.com > about anz > corporate governance highlight their associations outside of ANZ.

It is the Board’s view that length of service is not a disabling criterion affecting a director’s independence. On the contrary, length of service greater than 10 years is seen as beneficial in a complex organisation that is subject to significant economic cycles.

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INDEPENDENT ADVICE

In order to assist directors to fulfil their responsibilities, each director has the right (with the prior approval of the Chairman) to seek independent professional advice regarding his/her responsibilities at the expense of the Group. In addition the Board and each Committee, at the expense of the Group, may obtain whatever professional advice it requires to assist in its work.

TENURE AND RETIREMENT

ANZ’s Constitution provides that at least one-third (or the nearest whole number) of directors must retire at each annual general meeting, but are eligible for re-election at that meeting.

An appointee who is filling a casual vacancy has to stand for election at the first Annual General Meeting after their appointment. This requirement does not apply to the Chief Executive Officer, or any director retiring at that meeting in any event.

It is Board policy that directors appointed since July 1993 will, except in unusual circumstances, retire after 15 years of services as a director of ANZ.

During 2005, Mr Dahlsen and Dr Scott retired from the Board. Mr Dahlsen was Chairman of the Audit Committee (replaced by Mr Meiklejohn) and Dr Scott was Chairman of the Nominations, Governance & Corporate Responsibility Committee (replaced by Mr Gonski). During their tenure, they made significant contributions to ANZ as Board members as well as Committee Chairmen.

PERFORMANCE EVALUATIONS

Performance evaluations are conducted internally and cover the Board, each non-executive director and Board Committees.

The frame work used to assess the directors is based on the expectation they are performing their duties in a manner which should create and continue to build sustainable value for shareholders, and in accordance with the duties and obligations imposed upon them by the ANZ Constitution and the law.

The performance criteria take into account each director’s contribution to:

• the charting of direction, strategy and financial objectives for ANZ;

• the monitoring of compliance with regulatory requirements and ethical standards;

• the monitoring and assessing of management performance in achieving strategies and budgets approved by the Board;

• the setting of criteria for, and evaluation of, the Chief Executive Officer’s performance; and

• the regular and continuing review of executive succession planning and executive development activities.

Board and non-executive performance evaluations are conducted in two ways:

Annual review – On an annual basis, or more frequently if appropriate, the Chairman has a one-on-one meeting with each director specifically addressing the performance criteria including compliance with the Directors’ Code of Conduct. In addition, they discuss the effectiveness of the Board and related issues including the Board’s oversight and contribution to the Company, Board discussion (including the performance of the non-executive directors and the Chairman), Board memberships, Committees, and other relevant issues. They also discuss the performance of the Board against its Charter and goals set for the year. The Chairman provides a report to the Board on the outcome of these meetings.

In addition, each director also completes a questionnaire and returns this to the Chairman of the Nominations, Governance & Corporate Responsibility Committee. The Committee Chairman presents these findings to the Board.

The outcome of the 2004 annual review led to several Board and Committee related changes during this financial year. Firstly, there was an expansion of responsibility and change of name for the Nominations, Governance & Corporate Responsibility Committee. To provide greater focus on technology and technology risk, the Technology Committee was established (see page 56).

Re-election statement – Directors when nominating for re-election are required to submit a written or oral statement to the Board setting out the reasons why they seek re-election. In the director’s absence, the Board evaluates this statement (having regard to the performance criteria) when it considers whether to endorse the relevant director’s re-election.

Each Board committee conducts a self-evaluation at least annually (see page 55).

CONTINUING EDUCATION

ANZ directors take part in a range of training and continuing education programs. In addition to a formal induction program (see page 51), continuing education sessions are held throughout the year focusing on a range of topics including People Capital issues, emerging economic topics, technical developments, pending legislation, accounting standards, taxation, risk management and corporate governance.

Directors also receive a quarterly newsletter designed to keep them abreast of matters relating to their duties and responsibilities as directors and officers.

In addition to formal Board-wide workshops, each Committee conducts its own continuing education sessions. Internal and/or external experts are engaged to conduct all education sessions.

Directors also receive regular business unit briefings at each Board meeting. These briefings provide directors with an insight into each area of the Company, in particular, performance, key issues, risks and strategy for growth. In addition, directors participate in business unit site visits which provide them with the opportunity to meet with staff and customers.

CONFLICT OF INTEREST

Over and above the issue of independence, each director has a continuing responsibility to determine whether he or she has a potential or actual conflict of interest in relation to any material matter which comes before the Board. Such a situation may arise from external associations, interests or personal relationships which might affect, or be seen potentially to affect, the director’s position to act in the best interest of ANZ.

Under the Director’s Disclosure of Interest Policy and Policy for Handling Conflicts of Interest (see page 58 and anz.com > about anz > corporate governance), a director may not exercise any influence over the Board if a potential conflict of interest exists. The process set out is such that a director may not receive relevant Board papers, may not be present for Board deliberations on the subject, and may not vote on any related Board resolutions. These matters, should they occur, are recorded in the Board minutes.

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BOARD COMMITTEES

Each of the five main Committees is comprised solely of independent directors, has its own Charter and has the power to initiate any special investigations it deems necessary. Committee membership is reviewed annually. Membership criteria are based on a director’s skills and experience, as well as his/her ability to add value to the Committee. Board Committee attendance is contained on page 41.

The Chairman is an ex-officio member of all Committees. The Chief Executive Officer, Mr McFarlane, is invited to attend Committee meetings, as appropriate. His presence is not automatic, however, and he does not attend any meeting where his remuneration is considered or discussed. Non-executive directors may attend any meeting of a Committee on a subject where they have a special interest.

Committee performance self-evaluations are conducted annually to review performance against its Charter and goals set for the year. The suitability of the Charter and any areas for improvement are also assessed. The review and stated objectives for the new financial year are submitted to the full Board for discussion and approval.

A copy of each Committee Charter and Standing Rules applicable to each committee can be found on our website at anz.com > about anz > corporate governance.

The Audit Committee is responsible for oversight and monitoring of:

• the Company’s financial reporting principles and policies, controls and procedures;

• the work of Group (Internal) Audit which reports directly and solely to the Chairman of the Audit Committee (refer to Group (Internal) Audit on page 57 for more information);

• the Audit Committees of subsidiary companies such as ANZ National Bank;

• the integrity of the Company’s financial statements and prudential returns; and

• compliance with regulatory requirements and independent audit thereof.

The Audit Committee is also responsible for:

• the appointment, evaluation and oversight of the external auditor;

• compensation of the external auditors; and

• where appropriate, replacement of the external auditor.

Under the Committee Charter, all members of the Audit Committee must be financially literate and that at least one member of the Committee be a “financial expert” as defined in the US Sarbanes-Oxley Act. Mr Meiklejohn and Ms Jackson were designated as the Audit Committee’s ‘financial experts’ for this purpose for the 2005 financial year. Refer to pages 52 and 53 for their qualifications.

The Audit Committee meets with the external auditor without management being present. The Chairman of the Audit Committee meets separately and regularly with the Group General Manager (Internal) Audit and the external auditor.

Some 2005 financial year activities included:

• Monitoring the work of Group (Internal) Audit – During the year, the Committee received regular comprehensive reports on Group (Internal) Audit covering its activities, governance, staff, customers, quality and management. In addition, the Chairman of the Audit Committee attended a number of senior Group (Internal) Audit team meetings and the team conference. He also took part in small group discussions with the Group (Internal) Audit staff.

• Review of the transition to International Financial Reporting Standards (IFRS) – The Group is required to report in accordance with these standards for the 2006 financial year. The Committee monitored the Group’s preparations for transition to the new standards including staff education and skill enhancement, systems modifications, new systems development and financial reporting changes.

• Oversight of ANZ National Bank Limited integration – the Committee monitored a number of major related initiatives during the year including the successful integration of a number of key financial systems.

The Compensation & Human Resources Committee is responsible for recommendations to the Board in respect of the Group’s compensation program including any equity-based programs. It also evaluates the performance of and approves the compensation for the senior executive officers and Board appointees (including the Chief Executive Officer) and approves compensation levels and policy guidelines.

Some 2005 financial year activities included:

• Planning for Directors’ Retirement Scheme closure – The Committee reviewed the scheme, considered alternative approaches taking into account best practice and has overseen the planning for the closure of the scheme on 30 September 2005.

• Introduction of shareholding guidelines – To ensure strong alignment between non-executive directors, the Chief Executive Officer, senior executives and shareholders, the Committee monitored the development and implementation of shareholding guidelines.

ANZ BOARD COMMITTEE MEMBERSHIPS from 1 October 2004 – 30 September 2005

Nominations,
	Compensation &	Governance & Corporate		Technology
Audit	Human Resources	Responsibility	Risk Management	(commenced 21 Feb 2005)
David Meiklejohn FE, C Chairman from 3 Feb 2005	Margaret Jackson C	David Gonski C Chairman from 23 Apr 2005	Jerry Ellis C	Gregory Clark C
Margaret Jackson FE	Roderick Deane	Gregory Clark	David Gonski	Roderick Deane
Jerry Ellis	John Morschel	David Meiklejohn	John Morschel	Charles Goode (ex-Officio)
Charles Goode (ex-Officio)	Charles Goode (ex-Officio)	Charles Goode (ex-Officio)	Charles Goode (ex-Officio)

John Dahlsen C retired 3 Feb 2005		Brian Scott C retired 23 Apr 2005	Roderick Deane retired from RMC on 28 Feb 2005 (Following Dr Deane joining the Technology Committee)

C – Chairman, FE – Financial Expert (for the purposes of the US Sarbanes-Oxley Act requirements)

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• Revision of remuneration principles and processes – A review of ANZ’s compensation program was undertaken during the year which included extensive consultation with key shareholders and their advisers. As a result, changes were made to the executive remuneration structure.

• Review of the succession plan – The Committee conducted reviews of the current succession plans covering the replacement of the CEO, CEO’s direct reports and other business-critical roles.

The Nominations, Governance & Corporate Responsibility Committee identifies and recommends prospective Board members and succession planning for the Chairman, recommends processes for Board performance review, corporate governance principles and practices and monitors the direction and control of corporate responsibility for ANZ.

Some 2005 financial year activities included:

• Widening scope – In recognition of ANZ’s commitment to corporate responsibility, the Committee expanded its scope to include this area of focus. This commitment was also reflected in changes made to the Directors’ and Employees’ Codes of Conduct and the Charters for the Board and the Committee.

• Monitoring changes to domestic and overseas legislation and regulations – The Committee received regular updates on changes to relevant legislation and regulations and considered potential impacts on ANZ’s customers, staff, operations and the community.

• Refining Board performance evaluation processes – Procedures for Board performance assessment were reviewed. The Committee recommended to the Board the adoption of a mixed-methods approach, where directors take part in an interview and complete a detailed questionnaire.

The Risk Management Committee is responsible for the review of risk in all aspects of the business. It is responsible for overseeing, monitoring and reviewing the Group’s risk management principles and policies, strategies, processes and controls including credit, market, balance sheet, operational risk and compliance. It may approve credit transactions and other matters beyond the approval discretion of executive management.

Some 2005 financial year activities included:

• Examination of risk culture – The Committee reviewed the Group’s risk culture with the objective of ensuring the correct balance between risk and reward. This resulted in further alignment of Risk to the divisions as well as the revision of several risk policies.

• Oversight of Basel II – The Group is preparing for the new Basel Accord, scheduled to commence in 2006 for two years of parallel running with the current capital Accord, prior to full implementation in January 2008. The Committee monitored the Group’s preparation for transition to the new Accord including the accreditation submission. In addition, the Committee took part in a dedicated Basel II education forum.

• Monitoring of emerging risks – During the year, the Committee received regular reports on emerging or future risks and management’s responses necessary to ensure timely and necessary mitigation.

Newly established in 2005, the Technology Committee assists the Board of Directors in the effective discharge of its responsibilities in relation to technology related matters. The Committee is responsible for the oversight and evaluation of new projects in technology above $50 million and security issues relevant to ANZ’s technology processes and systems. It is also responsible for the review and approval of management’s recommendations for long-term technology planning and the overall framework for the management of technology risk.

Some 2005 financial year activities included:

• Review of technology systems – To enhance understanding of the Group’s systems, the Committee took part in site visits of key operations and partner facilities. In addition, the Committee received several reports on technology systems and reviewed future technology strategy.

• Oversight of information security – The key drivers of information security were reviewed by the Committee as well as monitoring of emerging technology risks and management’s responses necessary to ensure proper mitigation.

• Monitoring of New Zealand systems integration – The Committee received updates on the New Zealand technology initiatives and overall integration.

ADDITIONAL COMMITTEES

In addition to the five main Board Committees, the Board has constituted a Shares Committee and an Executive Committee to assist in carrying out its functions.

The Executive Committee has the full power of the Board and is convened as necessary between regularly scheduled Board meetings. The Board also forms and delegates authority to ad hoc Committees of the Board as and when needed to carry out its functions. The Shares Committee has the power to administer ANZ’s Employee Share Plan and Employee Share Option Plan.

DIRECTORS’ MEETINGS

The number of Board meetings and Committee meetings held during the year ended September 30, 2005 and attended by each director are set out in the table on page 41.

ROLE OF COMPANY SECRETARY

The Board is responsible for the appointment of ANZ’s Company Secretaries. Currently there are three people appointed as Company Secretary. For management and corporate governance purposes the following structure operates.

The Group General Counsel and Company Secretary is normally in attendance at all Board and Committee meetings. He prepares minutes and provides legal advice to the Board if and when required. He works closely with the Chair of the Nominations and Corporate Governance Committee to develop and maintain ANZ’s corporate governance principles. He is responsible to the Board for the Company Secretary’s Office function.

The Company Secretary is responsible for day-to-day operations of the Company Secretary’s Office including lodgements with relevant stock exchanges, the management of dividend payments, and the relationship with the share registry provider. The Chief Financial Officer is also appointed as Company Secretary.

Profiles of ANZ’s Company Secretaries can be found in the Directors’ Report on page 60.

RISK MANAGEMENT AND COMPLIANCE

ANZ’s business controls are governed by an ongoing focus on risk and compliance issues within the framework of the Company’s overall strategy. ANZ has established a comprehensive risk and compliance management framework to ensure best practice alignment.

In terms of risk management and compliance, the Board is principally responsible for establishing risk tolerance, approving related strategies and policies, monitoring and assessing the activities of

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management, overseeing policy compliance and the effectiveness of the risk systems and policies to meet the requirements of all regulations and the interests of shareholders, customers and staff.

The Risk Management Committee of the Board oversees the Group’s risk management policies and controls, and may approve credit transactions and other matters beyond the approval discretion of executive management.

On a day-to-day basis, the various risks inherent in ANZ’s operations are managed by both Group Risk Management and each business unit.

For further information on risk management, please see page 15 and visit anz.com > about anz > corporate governance.

FINANCIAL CONTROLS

As previously noted, the Audit Committee of the Board oversees the Company’s financial reporting policies and controls, integrity of the Company’s financial statements, the work of Group (Internal) Audit, the Audit Committees of the subsidiary companies, prudential returns and compliance with related regulatory requirements.

To further strengthen controls and procedures, the Audit Committee agreed that the Company undertake a Group-wide program focusing on Section 404 of the US Sarbanes-Oxley Act of 2002.  The program is being instituted at both Company and business unit level and is overseen by a program steering committee.

ANZ expects to be in full compliance with this section of the Act during the financial year to 30 September 2006, ANZ’s first reporting date under the Act.

AUDIT

Group (Internal) Audit

Group (Internal) Audit provides independent assurance that the design and operation of the risk and control framework across the Group is effective. It operates under a Charter from the Audit Committee that gives it unrestricted access to review all activities of the Group. The Group General Manager (Internal) Audit reports to the Chairman of the Audit Committee.

The Audit Committee monitors the performance of Group (Internal) Audit and the Group General Manager (Internal) Audit.

A risk-based audit approach is used to ensure that the higher risk activities in each business are audited each year. All audits are conducted in a manner that conforms to international auditing standards. Audit results also influence incentive compensation of business heads.

Group (Internal) Audit plays an active role in ensuring compliance with the requirements of supervisory regulatory authorities. Group (Internal) Audit also works collaboratively with the external auditor to ensure a comprehensive audit scope.

The Audit Committee plays an active role in reviewing significant issues arising from internal audits conducted by Group (Internal) Audit. There is a robust process for ensuring prompt resolution of audit issues, which includes monthly reviews of progress by the Chief Executive Officer and the Chairman of the Audit Committee.

The Audit Committee also receives formal reports on significant issues to ensure that any remedial action is undertaken promptly.

External audit

The external auditor’s role is to provide reasonable assurance that ANZ’s financial reports are true and fair and free from material misstatement. The external auditor also performs independent audits in accordance with Australian and United States Auditing Standards.

The Audit Committee oversees ANZ’s Policy on Relationship with External Auditor. Under the policy, the Audit Committee is responsible for the appointment (subject to ratification by shareholders), compensation, retention and oversight of the external auditor.

The policy also stipulates that the Audit Committee:

• pre-approves all audit and non-audit services;

• regularly reviews the independence of the external auditor;

• evaluates the effectiveness of the external auditor.

Details of non-audit services are in the Directors’ Report on pages 60 to 61.

In addition, ANZ requires a two-year period before any former partner or employee of the external auditor is appointed as a director or senior executive of ANZ.

The lead partner position of the external auditor is required to rotate off the ANZ audit after five years and cannot return for a further five years. Other senior audit staff are required to rotate off after a maximum of seven years.

Any potential appointments of ex-partners or ex-employees of the external auditor to the ANZ finance staff, at senior management level or higher, must be pre-approved by the Chairman of the Audit Committee.

As disclosed in the 2004 Annual Report, the SEC commenced an inquiry into non-audit services provided by ANZ’s auditor, KPMG. ANZ has provided the information requested by the SEC. This inquiry has not concluded. Should the SEC determine that services provided by KPMG did not comply with the US auditor independence rules, the SEC may seek sanctions, the nature and amount of which are not known. Whilst ANZ cannot predict the outcome of the inquiry, based on information currently available, ANZ does not believe it will have a material adverse effect on the Company.

CODES OF CONDUCT AND POLICIES

Below is an overview of ANZ’s key codes and policies which apply to directors and employees. Summaries of these and other company policies can be found on anz.com > about anz > corporate governance.

• Codes of Conduct for Directors and for Employees – These policies set out the ethical standards to which directors and employees are expected to adhere. The Codes require that directors and employees adhere to the law, disclose any relevant interests, and act honestly and ethically in all their dealings. The codes also cover the confidentiality of information, limits on acceptance of gifts or entertainment and on use of ANZ goods, services and facilities. Key contact – Group General Counsel and Company Secretary.

• Code of Conduct for Financial Officers – (adopted from the Group of 100 Code of Conduct for CFOs and Senior Financial Officers). The Code requires that chief financial officers and other finance staff influencing financial performance adhere to principles of honesty and integrity, respect confidentiality of information, declare conflicts of interest, maintain transparency in reporting, exercise diligence and good faith, ensure sound internal controls and set a standard for other financial professionals. Key contact – Chairman of the Audit Committee.

• Critical Accounting Policies – Details of the critical accounting policies and any changes in accounting policies made since the date of the 2004 Annual Report are set out on page 85 in this Concise Annual Report and in the 2005 Financial Report. Key contact – Group General Manager Finance.

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• Directors’ Disclosure of Interests Policy and Policy for Handling Conflicts of Interests – The Board has adopted a policy on disclosure of interests requiring that directors disclose certain interests, and actual or potential conflicts of interest are addressed. Details of directors’ dealings with ANZ are set out in the Financial Report. Key contact – Group General Counsel and Company Secretary.

• Employee Indemnity Policy – This policy provides that the Group will indemnify employees against any liability that they incur in carrying out their role subject to meeting certain requirements. Further details on this policy and on indemnities given to certain employees can be found on page 61 of this Concise Annual Report. Key contact – General Manager Operational and Technology Risk.

• Continuous Disclosure Policy – ANZ is committed to achieving best practice in the area of continuous disclosure. The policy is designed to ensure that there is full and timely disclosure of ANZ’s activities to shareholders and the market. The policy requires that information disclosed to the relevant stock exchanges is placed on ANZ’s website. Key contacts – Head of Investor Relations, Head of Media Relations and Group General Counsel and Company Secretary.

• Policy on the Prevention of Money Laundering, Criminal and Terrorist Financing – This policy covers Anti-Money Laundering and Anti-Terrorism laws and regulations. It sets out principles related to identification and record keeping procedures, the need for staff awareness and related training, and annual requirements for independent testing and compliance reporting. The policy is aimed at ensuring that ANZ is able to protect its reputation, integrity, assets, liabilities and shareholder funds. Key contacts – General Manager Operational and Technology Risk and General Manager Group Compliance.

• Policy on Relationship with External Auditor – The Board and the Audit Committee’s policy on audit and non-audit services regulates the audit-related and non-audit services that may be conducted by ANZ’s external auditor. It sets in place a formal approval process regarding the provision of audit and non-audit services. This approval process is the responsibility of the Audit Committee. In addition it sets out the rotation requirements for the lead partner and other members of the audit team, and processes related to the potential appointment of ex-partners or ex-employees of the external auditor. Key contact– Chairman of the Audit Committee.

• Securities Trading Policy – The policy prohibits trading in ANZ securities or the securities of other companies for all persons– directors, employees, contractors and consultants engaged by ANZ – who are aware of unpublished price-sensitive information. In addition, the policy specifically prohibits restricted employees trading in ANZ securities during ‘blackout periods’, which are the six weeks leading up to the day following the half-yearly and annual results announcements. Key contact – General Manager Group Compliance.

• Whistleblower Policy (formerly known as Serious Complaints Policy) – The Whistleblower Process is an additional mechanism by which ANZ staff, contractors and consultants may voice any concerns they may have regarding any malpractice or impropriety that they find within ANZ. It requires that protection be given to employees against dismissal or penalty as a result of disclosing concerns in good faith. Key contacts – Group General Manager (Internal) Audit and Group General Counsel and Company Secretary.

• New Zealand Policies – Recognising the importance of ANZ’s presence in New Zealand and the requirements of the Reserve Bank of New Zealand, the ANZ National Bank Limited Board reviews and approves all ANZ Group governance and risk management polices before they are adopted by ANZ National Bank to ensure that they meet all New Zealand regulatory requirements. Key contact – General Counsel and Company Secretary ANZ National Bank Limited.

NEW ZEALAND STOCK EXCHANGE DISCLOSURE

The following statement is included as required under New Zealand Stock Exchange (NZX) Listing Rules which requires ANZ, as an ‘Overseas Listed Issuer’, to include a statement of the material differences between Australian Stock Exchange (ASX) corporate governance rules and principles and those applicable under the NZX Corporate Governance Best Practice Code (NZX Code). Irrespective of any differences, ANZ complies with all applicable governance principles and requirements both in Australia and New Zealand.

The ASX corporate governance rules and principles specifically address corporate governance matters in relation to risk management, internal controls and stakeholder interests which are not specifically addressed in the NZX Code. The ASX principles and rules also provide greater emphasis on the need for issuers to disclose internal corporate governance policies and procedures to shareholders (including for example disclosure of insider trading policies, performance measurement procedures and remuneration policies).

The ASX corporate governance principles and rules require ANZ to comply or explain any non-compliance, while some of the NZX governance requirements are mandatory under the NZX Listing Rules. For example, the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations suggest that a majority of directors be independent. The NZX Listing Rules require that at least two directors be independent (or if there are 8 or more directors, at least 3 or one-third be independent).

In New Zealand, governance rules concerning the independence of auditors are covered in the NZX Code. In Australia, they are covered more extensively in the Corporations Act 2001 and the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations. There are also some differences in other aspects of corporate regulation generally in Australia and New Zealand. For example:

• ASX Listing Rules do not require shareholder approval of major transactions to the same extent required by NZX Listing Rules.

• The ASX related party transaction provisions require shareholder approval only for related party acquisitions or dispositions of assets exceeding 5% of shareholders equity. Whereas the NZX related party transaction provisions require shareholder approval for related party acquisitions, dispositions and other transactions exceeding 5% of the issuer’s average market capitalisation, and for an additional category of service arrangements where the threshold is an annual gross cost of 0.5% of the issuer’s average market capitalisation.

• Restrictions on buy-backs and financial assistance covered by the NZX Listing Rules are not addressed in the ASX Listing Rules, but are covered in Australia’s Corporations Act. Details on ANZ’s corporate governance are set out on pages 48 to 58.

POLITICAL DONATIONS

In the year to 30 September 2005, ANZ donated $100,000 to the Liberal Party and $50,000 to the Australian Labor Party.

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DIRECTORS’ REPORT

The directors present their report together with the Concise Financial Report of the consolidated entity (the Group), being Australia and New Zealand Banking Group Limited (the Company) and its controlled entities, for the year ended 30 September 2005 and the Auditors’ Report thereon. The information is provided in conformity with the Corporations Act 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the year were general banking, mortgage lending, leasing, hire purchase and general finance, international and investment banking, nominee and custodian services, executor and trustee services and life insurance and funds management activities and through ANZ National Bank Limited and the joint ventures ING Australia Limited (INGA) and ING New Zealand Limited (INGNZ).

There has been no significant change in the nature of the principal activities of the Group during the financial year.

At 30 September 2005, the Group had 1,223 points of representation.

RESULT

• Profit – Consolidated net profit after income tax attributable to shareholders of the Company was $3,018 million, an increase of 7% over the prior year.

• Net loans and advances increased by 13% from $204,962 million to $230,952 million, primarily due to mortgage and business lending in Australia and New Zealand.

• Deposits and other borrowings increased by 10% from $168,557 million to $185,693 million primarily to fund asset growth.

• Bonds and notes increased by 42% from $27,602 million to $39,073 million to fund asset growth.

• The provision for doubtful debts has been determined using economic loss provisioning (ELP) and is based on the Group’s risk management models.

The ELP charge reduced 8% from $632 million to $580 million. The current charge reflects a decrease in the ELP rate over the year in line with the Group’s improving risk-profile. This is as a result of growth in low risk domestic assets (principally mortgages), strong underlying credit quality, the continued risk reduction strategy covering the overseas portfolio and high-risk assets, and the cessation of the Corporate Centre charge for offshore losses.

ANZ’s ELP models recognise that the general provision balance must be regularly reviewed, and in rare situations, increased or decreased to cover unusual events. The balance is at an appropriate level.

• Net specific provisions of $357 million, were down $86 million compared to the prior year. Gross non-accrual loans decreased to $642 million, down from $829 million. The reductions reflect the strategy to reduce risk in both overseas portfolios (not including New Zealand) and high-risk domestic portfolios. The reductions also reflect strong credit quality, favourable economic conditions and fewer large single name defaults.

Further details are contained in the Chief Financial Officer’s review on pages 10 to 15 of this Concise Annual Report.

STATE OF AFFAIRS

In the directors’ opinion, there have been no significant changes in the state of affairs of the Group during the financial year, other than:

• Reduction of risk – The Company has been actively reducing the overall risk profile of the Group. Net specific provisions of $357 million were down 19% compared to the prior year. This was below the amount accrued for doubtful debts of $580 million in the Statement of Financial Performance.

•New joint venture – In September 2005, ANZ National Bank Limited formed a joint venture with ING Insurance International Limited covering life insurance and wealth management activities in New Zealand. The joint venture is called ING (NZ) Holdings Limited and ANZ National Bank Limited will have a 49% interest. ANZ National Bank Limited sold a controlling interest in NBNZ Life Insurance Limited into this joint venture.

• New capital instrument – In December 2004, the Group raised $871 million through the issuance of a €500 million Euro Trust Securities into the European market. The instrument is similar in structure to the Group’s existing Australian (ANZ StEPS) and US Trust Securities. Further details are contained in the 2005 Financial Report.

Further review of matters affecting the Group’s state of affairs are also contained in this Concise Annual Report under the Chairman’s Report on page 8, the Chief Executive Officer’s Report on page 9 and the Chief Financial Officer’s Review on pages 10 to 15.

DIVIDENDS

The directors propose that a final fully franked dividend of 59 cents per fully paid ordinary share be paid on 16 December 2005. The proposed payment amounts to approximately $1,077 million.

During the financial year, the following fully franked dividends were paid on fully paid ordinary shares:

Type	Cents per share	Amount before bonus options	Date of payment
		$m
Final 2004	54	983	17 December 2004
Interim 2005	51	930	1 July 2005

REVIEW OF OPERATIONS

A review of the operations of the Group during the financial year and the results of those operations, including an assessment of the financial position and business strategies of the Group are contained in the Chairman’s Report, the Chief Executive Officer’s Report, and the Chief Financial Officer’s Review and our Business Performance on pages 8, 9, 10 to 15 and 16 to 31 respectively of this Concise Annual Report.

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EVENTS SINCE THE END OF THE FINANCIAL YEAR

No matter or circumstance has arisen between 30 September 2005 and the date of this report that has significantly affected or may significantly affect the operations of the Group in future financial years, the results of those operations or the state of affairs of the Group in future financial years.

FUTURE DEVELOPMENTS

Details of likely developments in the operations of the Group and its prospects in future financial years are contained in this Concise Annual Report under the Chairman’s Report and the Chief Executive Officer’s Report. In the opinion of the directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

ENVIRONMENTAL REGULATION

ANZ recognises our obligation to our stakeholders – customers, shareholders, staff and the community – to operate in a way that advances sustainability and mitigates our environmental impact. Our commitment to improve our environmental performance is integral to our “making a sustainable contribution to society”.

We acknowledge that we have an impact on the environment:

• directly through the conduct of our business operations; and

• indirectly through the products and services we provide to our customers.

As such, ANZ has established an Environment Charter, strategy and internal responsibilities for reducing the impact of our operations and business activities on the environment can be found on pages 32 to 37.

The operations of the Group are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory. However, the operations of the Group may become subject to environmental regulation when enforcing securities over land. ANZ has developed policies to manage such environmental risks. Having made due enquiry, to the best of our knowledge no member of the Group has incurred any environmental liability during the year.

DIRECTORS’ QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES

At 1 October 2004, the Board was comprised of 10 non-executive directors and one executive director, the Chief Executive Officer. Two non-executive directors retired during the year: Mr John Dahlsen on 3 February 2005 and Dr Brian Scott on 23 April 2005.

At the date of this report, the Board comprises 8 non-executive directors who have a diversity of business and community experience and one executive director, the Chief Executive Officer, who has extensive banking experience. The names of directors and details of their qualifications and experience is contained on pages 51 to 53 of this Concise Annual Report and on anz.com.

Details of the number of Board and Board Committee meetings held during the year, directors’ attendance at those meetings, and details of directors’ special responsibilities are shown on pages 40 to 41 of this Concise Annual Report.

For those directors in office at 30 September 2005, details of the directorships of other listed companies held by each director in the 3 years prior to the end of the 2005 financial year are listed in this Concise Annual Report on pages 51 to 53.

COMPANY SECRETARIES’ QUALIFICATIONS AND EXPERIENCE

Currently there are three people appointed as Company Secretary of the Company.

Details of their roles are contained on page 56. Their qualifications are as follows:

• Tim L’Estrange, LLB, BCom, ANZ Group General Counsel and Company Secretary

Mr L’Estrange has a long-standing legal career spanning 26 years. He has significant experience in corporate law. Mr L’Estrange joined ANZ in 2003. Prior to ANZ, he worked closely with boards and senior management of major corporations, banks and financial institutions. Mr L’Estrange was the National Executive Partner, Litigation and Dispute Resolution of Allens Arthur Robinson and a member of the Board of Management of that firm. He was also Managing Partner of Allen Allen & Hemsley. Mr L’Estrange is also a member of Chartered Secretaries Australia.

• Peter Marriott, BEc (Hons), ANZ Chief Financial Officer.

Mr Marriott has been involved in the finance industry for more than 20 years.

Mr Marriott joined ANZ in 1993. Prior to his career at ANZ, Mr Marriott was a Partner in the Melbourne office of the then KPMG Peat Marwick. He is a Fellow of a number of professional organisations including the Institute of Chartered Accountants in Australia and the Australian Institute of Banking and Finance. He is also a Member of the Australian Institute of Company Directors.

• John Priestley, BEc, LLB, ANZ Company Secretary.

Mr Priestley, a qualified lawyer, joined ANZ in 2004. Prior to ANZ, he had a long career with the Mayne Group and held positions which included responsibility for the legal, company secretarial, compliance and insurance functions. He is a member of Chartered Secretaries Australia and also a member of Chartered Secretaries Australia’s Legislation Review Committee.

NON-AUDIT SERVICES

The Company’s Relationship with External Auditor Policy states that the external auditor may not provide services that are perceived to be in conflict with the role of the auditor. These include consulting advice and sub-contracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work.

Specifically the policy:

• limits the non-audit services that may be provided;

• requires that audit and permitted non-audit services must be pre-approved by the Audit Committee, or pre-approved by the Chairman of the Audit Committee and notified to the Audit Committee; and

• requires the external auditor to not commence an audit engagement for the Group, until the Group has confirmed that the engagement has been pre-approved.

The Audit Committee has reviewed a summary of non-audit services provided by the external auditor for 2005, and has confirmed that the provision of non-audit services for 2005 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. This has been formally advised to the Board of Directors.

The external auditor has confirmed to the Audit Committee that they have complied with the Company’s Relationship with External Auditor Policy on the provision of non-audit services by the external auditor for 2005.

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The non-audit services supplied by the Group’s external auditor, KPMG, and the amount paid or payable by type of non-audit service during the year to 30 September 2005 are as follows:

	Amount paid/
	payable $’000s
Non-audit service	2005	2004

Co-sourced internal audit services(1)	—	1,260
Tax compliance and related services	4	628
Controls and process reviews	254	249
NBNZ due diligence oversight	—	420
US Sarbanes-Oxley and International Financial Reporting Standards matters	426	335
Accounting advice	74	170
Securitisation review	—	128
Review of capital raising circulars	253	292
Sustainability review	82	—
Other	26	157
Total	1,119	3,639

(1)  The work performed by KPMG was independent of the external audit team and management

The directors are satisfied that the provision of non-audit services by the external auditor during the year to 30 September 2005 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

AUDITOR’S INDEPENDENCE DECLARATION

The Company’s lead auditor has provided a written declaration under Section 307C of the Corporations Act 2001 that to the best of his knowledge and belief, there have been no contraventions of:

• the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

• the applicable Australian code of professional conduct in relation to the audit.

A copy of this declaration is detailed on page 90 of this Concise Annual Report. This declaration is incorporated in and forms part of this Directors’ Report.

DIRECTORS AND OFFICERS WHO WERE PREVIOUSLY PARTNERS OF THE AUDITOR

The following persons are currently directors or officers of the Group and were partners of KPMG at a time when KPMG was the auditor of Australia and New Zealand Banking Group Limited:

• Ms Margaret Jackson, Non-executive director (left KPMG in June 1992); and

• Mr Peter Marriott, Chief Financial Officer (left KPMG in January 1993).

CEO/CFO DECLARATION

The Chief Executive Officer and the Chief Financial Officer have given a declaration to the Board concerning the Group’s financial statements under section 295A(2) of the Corporations Act 2001 and recommendations 4.1 and 7.2 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations.

DIRECTORS’ AND OFFICERS’ INDEMNITY

The Company’s Constitution (Rule 11.1) permits the Company to indemnify each officer or employee of the Company against liabilities (so far as may be permitted under the Corporations Act 2001) incurred in the execution and discharge of the officer’s or employee’s duties.

It is the Company’s policy that its employees should not incur any liability for acting in the course of their employment legally, within the policies of the Company and provided they act in good faith.

Under the policy, the Company will indemnify employees against any liability they incur in carrying out their role. The indemnity protects employees and former employees who incur a liability when acting as an employee, trustee or officer of the Company, or a subsidiary of the Company at the request of the Company.

The indemnity is subject to the Corporations Act 2001 and will not apply in respect of any liability arising from:

• a claim by the Company;

• a claim by a related body corporate;

• a lack of good faith;

• illegal or dishonest conduct; or

• non-compliance with the Company’s policies or discretions.

The Company has entered into indemnity Deeds with each of its directors, with certain other officers of the Company, and with certain employees and other individuals who act as directors or officers of related body corporates or of another company. To the extent permitted bylaw, the Company indemnifies the individual for all liabilities, including costs, damages and expenses incurred in their capacity as an officer of the company to which they have been appointed. Some amendments to these Deeds in favour of the Company’s directors will be proposed to shareholders at the forthcoming Annual General Meeting. Further details are contained in the Notice of Meeting.

The Company has indemnified the trustees and former trustees of certain of the Company’s superannuation funds and directors, former directors, officers and former officers of trustees of various Company sponsored superannuation schemes in Australia. Under the relevant Deeds of Indemnity, the Company must indemnify each indemnified person if the assets of the relevant fund are insufficient to cover any loss, damage, liability or cost incurred by the indemnified person in connection with the fund, being loss, damage, liability or costs for which the indemnified person would have been entitled to be indemnified out of the assets of the fund in accordance with the trust deed and the Superannuation Industry (Supervision) Act 1993. This indemnity survives the termination of the fund. Some of the indemnified persons are or were directors or executive officers of the Company.

The Company has also indemnified certain employees of the Company, being trustees and administrators of a trust which is a subsidiary entity, from and against any loss, damage, liability, tax, penalty, expense or claim of any kind or nature arising out of or in connection with the creation, operation or dissolution of the trust, where they are acting in good faith and in a manner that they reasonably believed to be within the scope of the authority conferred by the trust.

Except for the above, neither the Company nor any related body corporate of the Company has indemnified or made an agreement to indemnify any person who is or has been an officer or auditor of the Company or of a related body corporate.

During the financial year, and again since the end of the financial year, the Company has paid a premium for an insurance policy for the benefit of the directors, secretaries, and senior managers of the Company, and directors, secretaries and senior managers of related bodies corporate of the Company. In accordance with common commercial practice, the insurance policy prohibits disclosure of the nature of the liability insured against and the amount of the premium.

ROUNDING OF AMOUNTS

The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100 (as amended) pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this Directors’ Report and the accompanying financial statements have been rounded to the nearest million dollars except where otherwise indicated.

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REMUNERATION REPORT

This Remuneration Report details ANZ’s remuneration policies pertaining to directors and executives, the link between remuneration outcomes and ANZ’s performance, and individual remuneration disclosures relating to remuneration and equity for ANZ’s directors and top executives (as required by AASB 1046 and the Corporations Act 2001). The remuneration policies and practices detailed in this report have evolved during the financial year as a result of market research and consultation with major shareholders and their advisors.

The Compensation & Human Resources Committee has responsibility for making recommendations to the Board for both director and executive remuneration and executive succession. On a number of occasions throughout the year, both the Compensation and Human Resources Committee and management received external advice on matters relating to remuneration. The following advisors were used: Hay Group, Blake Dawson Waldron, Freehills, PricewaterhouseCoopers, Mercer Finance & Risk Consulting and Ernst& Young. Refer to page 55 of the Corporate Governance Report for more details about the Committee’s role, and anz.com > about ANZ (listing at top of screen) > Corporate Governance > Board Related Charters for the charter which details the terms of reference under which the Committee operates.

SECTION A. REMUNERATION TABLES

TABLE 1: DIRECTOR REMUNERATION

For the year ended 30 September 2005 details of the remuneration of the directors are set out below:

			PRIMARY(1)
			Cash salary/fees	Long service leave accrued during the year	Value of shares acquired in lieu of cash salary/fees(2)	Associated entity Board fees (cash)
			$	$	$	$
Non-executive Directors

CB Goode (Appointed director July 1991; appointed Chairman August 1995)	2005		79,415	n/a	420,585	—
Independent Non Executive Director, Chairman	2004		91,000	n/a	338,000	—
GJ Clark (Appointed February 2004)	2005		130,000	n/a	—	—
Independent Non Executive Director	2004		86,667	n/a	—	—
JC Dahlsen (Appointed May 1985; retired February 2005)	2005		44,417	n/a	—	—
Independent Non Executive Director	2004		130,000	n/a	—	—
RS Deane (Appointed September 1994)	2005		130,000	n/a	—	122,384	(9)
Independent Non Executive Director	2004		130,000	n/a	—	117,958	(9)
JK Ellis (Appointed October 1995)	2005		103,000	n/a	27,000	—
Independent Non Executive Director	2004		103,000	n/a	27,000	—
DM Gonski (Appointed February 2002)	2005		88,970	n/a	41,030	22,150
Independent Non Executive Director	2004		130,000	n/a	—	50,150
MA Jackson (Appointed March 1994)	2005		130,000	n/a	—	—
Independent Non Executive Director	2004		130,000	n/a	—	—
DE Meiklejohn (Appointed October 2004)	2005		130,000	n/a	—	—
Independent Non Executive Director	2004		—	n/a	—	—
JP Morschel (Appointed October 2004)	2005		100,000	n/a	30,000	—
Independent Non Executive Director	2004		—	n/a	—	—
BW Scott (Appointed August 1985; retired April 2005)	2005		72,857	n/a	—	28,516
Independent Non Executive Director	2004		130,000	n/a	—	24,389
TOTAL OF NON-EXECUTIVE DIRECTORS	2005		1,008,659	n/a	518,615	173,050
	2004	(13)	930,667	n/a	365,000	192,497

Executive Director
J McFarlane (Appointed October 1997)(8)	2005		44	31,242	1,882,896	—
Chief Executive Officer	2004		43	78,211	1,882,831	—
TOTAL OF ALL DIRECTORS	2005		1,008,703	31,242	2,401,511	173,050
	2004	(13)	930,710	78,211	2,247,831	192,497

COMMENTARY ON CHANGES BETWEEN 2004 AND 2005

Non-Executive Directors (NEDs)

Primary Total Remuneration has increased by $212,114. This increase is as a result of:

i) Timing differences between the appointment of DE Meiklejohn and JP Morschel, and the retirement of BW Scott and JC Dahlsen.

ii) Increase in Chairman’s fees of $71,000 in recognition of increased demands of the role, relativity to peers, and to maintain equitable relativity with other NEDs.

iii) The full year effect of the addition of GJ Clark to the Board.

The Post-Employment Retirement Benefit accrued during the year has increased by $511,120 from the previous period due to the following:

i) $95,286 resulting from fee increases over the last 3 years being taken into account for the purpose of the directors’ retirement benefits.

ii) $415,634 of this is due to amendments made during the year to the individual agreements with NEDs to make the formula for calculating the amount payable under them consistent for all NEDs. In some instances this has resulted in the amount accrued during the year being increased to take account of the impact of the change to the formula on previous years’ accrued benefits. In each case under the relevant agreement, the maximum amount that may be paid to a NED as a retirement benefit is subject to the limits in the Corporations Act.

Executive Director (Chief Executive Officer)

There was no change to J McFarlane’s fixed remuneration which remained at $2,000,000, including superannuation contributions. His short-term incentive target for 2005 was increased to $2,000,000 (100% of his fixed remuneration) in accordance with his contract extension announced on 26 October 2004. His actual payment was $2,100,000 (compared to $1,850,000 in 2004) reflecting the Board’s assessment of his performance against agreed balanced scorecard objectives which include ANZ’s financial performance and its performance against specified measures for shareholders, customers, staff and the community.

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				POST EMPLOYMENT			EQUITY(5)
	Committee fees (cash)	Value of shares acquired in lieu of cash incentive(2),(3)	Primary total	Super contributions		Retirement benefit accrued during the year(4)	Total amortisation of LTI shares	Total amortisation of LTI options		OTHER		Total(7)
	$	$	$	$		$	$	$		$		$

Non-executive Directors

CB Goode (Appointed director July 1991; appointed Chairman August 1995)	—	n/a	500,000	11,723		243,284	n/a	n/a		—		755,007
Independent Non Executive Director, Chairman	—	n/a	429,000	11,297		99,586	n/a	n/a		—		539,883
GJ Clark (Appointed February 2004)	25,440	n/a	155,440	11,723		50,189	n/a	n/a		—		217,352
Independent Non Executive Director	10,834	n/a	97,501	7,597		33,008	n/a	n/a		—		138,106
JC Dahlsen (Appointed May 1985; retired February 2005)	18,809	n/a	63,226	4,423		111,303	n/a	n/a		—		178,952
Independent Non Executive Director	65,050	n/a	195,050	11,296		74,356	n/a	n/a		—		280,702
RS Deane (Appointed September 1994)	17,618	n/a	270,002	11,723		49,169	n/a	n/a		—		330,894
Independent Non Executive Director	19,500	n/a	267,458	10,321		70,998	n/a	n/a		—		348,777
JK Ellis (Appointed October 1995)	42,250	n/a	172,250	11,723		110,981	n/a	n/a		—		294,954
Independent Non Executive Director	52,250	n/a	182,250	11,297		65,780	n/a	n/a		—		259,327
DM Gonski (Appointed February 2002)	22,512	n/a	174,662	11,723		104,001	n/a	n/a		—		290,386
Independent Non Executive Director	16,050	n/a	196,200	11,297		67,227	n/a	n/a		—		274,724
MA Jackson (Appointed March 1994)	42,250	n/a	172,250	11,723		122,008	n/a	n/a		—		305,981
Independent Non Executive Director	42,250	n/a	172,250	10,899		56,352	n/a	n/a		—		239,501
DE Meiklejohn (Appointed October 2004)	31,027	n/a	161,027	11,723		64,781	n/a	n/a		—		237,531
Independent Non Executive Director	—	n/a	—	—		—	n/a	n/a		—		—
JP Morschel (Appointed October 2004)	19,500	n/a	149,500	11,723		60,459	n/a	n/a		—		221,682
Independent Non Executive Director	—	n/a	—	—		—	n/a	n/a		—		—
BW Scott (Appointed August 1985; retired April 2005)	17,234	n/a	118,607	6,803		127,089	n/a	n/a		—		252,499
Independent Non Executive Director	30,750	n/a	185,139	11,297		64,839	n/a	n/a		—		261,275
TOTAL OF NON-EXECUTIVE DIRECTORS	236,640	n/a	1,936,964	105,010		1,043,264	n/a	n/a		—		3,085,238
	236,684	n/a	1,724,848	85,301		532,146	n/a	n/a		—		2,342,295

Executive Director	—	2,100,004	4,014,186	417,000	(10)	—	982,987	1,791,718	(6)	4,031	(12)	7,209,922
J McFarlane (Appointed October 1997)(8)	—	1,850,006	3,811,091	417,000	(10)	—	—	2,584,880		90,619	(11)	6,903,590
Chief Executive Officer	236,640	2,100,004	5,951,150	522,010		1,043,264	982,987	1,791,718		4,031		10,295,160
TOTAL OF ALL DIRECTORS	236,684	1,850,006	5,535,939	502,301		532,146	—	2,584,880		90,619		9,245,885

(1)	Non-monetary benefits for all directors are nil.

(2)

Shares acquired through participation in Directors’ Share Plan (relates to CEO only in relation to cash incentive, as NEDs do not participate in Short-Term Incentive arrangements). Value reflects the price at which the shares were purchased on market (amortisation not applicable).

(3)	100% of the CEO’s cash incentive vested during the financial year.

(4)

Accrual relates to Directors’ Retirement Scheme. The following benefits were paid under the Directors’ Retirement Scheme to the following former directors: JC Dahlsen (retired 3 February 2005) – $513,668; BW Scott (retired 23 April 2005) – $516,214. If each of the current NEDs had ceased to be a director as at 30 September 2005, the following benefits would have been payable under the Directors’ Retirement Scheme: CB Goode – $1,312,539; GJ Clark – $83,197; RS Deane – $693,285; JK Ellis– $523,039; DM Gonski – $249,445; MA Jackson – $487,022; DE Meiklejohn – $64,781; JP Morschel – $60,459. The Directors’ Retirement Scheme will be discontinued effective 30 September 2005. Refer to section B2 for more information pertaining to the Directors’ Retirement Scheme.

(5)

In accordance with the requirements of AASB1046A, the amortisation value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that 100% of the options will vest at the commencement of their exercise period (i.e. the shortest possible vesting period is assumed). The fair value is determined at grant date and is allocated on a straight-line basis over the expected vesting period. The fair value is determined using a binomial option-pricing model that is explained in section F9. The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be realised should the options become exercisable. For deferred shares, the fair value is the weighted average price of the Company’s shares traded on the ASX on the day the shares were granted.

(6)	Amortisation value of options as a percentage of his total remuneration (as shown in the Total column above) was 25% in 2005 (37% in 2004).

(7)

Amounts disclosed for remuneration of directors exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including executive officers of the entity and directors, executive officers and secretaries of the controlled entities. The total premium, which cannot be disclosed because of confidentiality requirements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists.

(8)	J McFarlane elected to use almost all his cash salary and incentive to purchase on market deferred shares under the Directors’ Share Plan.

(9)	Amounts paid in NZD are converted to AUD at an average rate for the year of 1.0847 (1.1254 in 2004).

(10)	Includes $300,000 additional employer contribution, agreed as part of contract extension announced 26 October 2004 (refer to section D2).

(11)

Relates to reimbursement to J McFarlane for the additional tax liability on his UK Pension Plan holdings, arising as a result of Australian Foreign Investment Fund rules, and J McFarlane’s continuing Australian residency (in accordance with the contractual arrangements detailed in section D2).

(12)	Relates to professional services rendered in respect of taxation matters.

(13)	2004 aggregate amounts relate to those directors reported in 2004.

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TABLE 2: EXECUTIVE REMUNERATION

For the year ended 30 September 2005 details of the remuneration of the top seven executives (Specified Executives), other than the Chief Executive Officer, are set out below and include the five most highly remunerated executives in the Company and the Group (as required under the Corporations Act 2001) and the top executives in the Group by authority (as required by AASB1046):

		PRIMARY
		Cash salary/fees	Long service leave accrued during the year	Non monetary benefits(1)	Total cash short-term Incentive(2),(3)	Primary total
		$	$	$	$	$

Specified Executives

Sir J Anderson(8),(9)
Chief Executive & Director,	2005	838,110	—	—	460,960	1,299,070
ANZ National Bank Ltd New Zealand	2004	672,792	—	—	449,618	1,122,410
Dr RJ Edgar	2005	727,696	13,928	28,281	800,000	1,569,905
Chief Operating Officer	2004	723,651	56,212	31,552	393,000	1,204,415
E Funke Kupper	2005	654,550	10,860	7,277	770,000	1,442,687
Group Managing Director Asia-Pacific	2004	654,550	10,846	7,277	385,500	1,058,173
BC Hartzer	2005	694,435	19,469	61,542	1,080,000	1,855,446
Group Managing Director Personal Banking	2004	543,062	15,694	57,091	424,000	1,039,847
GK Hodges	2005	648,556	46,140	11,465	863,000	1,569,161
Group Managing Director Corporate	2004	510,081	39,006	17,357	343,000	909,444
PR Marriott	2005	748,700	12,422	7,277	920,000	1,688,399
Chief Financial Officer	2004	728,451	29,098	7,277	482,000	1,246,826
S Targett(9)	2005	748,700	12,497	7,277	880,000	1,648,474
Group Managing Director Institutional	2004	305,407	5,101	2,934	267,000	580,442
TOTAL	2005	5,060,747	115,316	123,119	5,773,960	11,073,142
	2004	4,179,538	128,629	113,408	2,726,118	7,147,693

COMMENTARY ON CHANGES BETWEEN 2004 AND 2005

Specified Executives

The differences in Total Remuneration between 2004 and 2005 for Specified Executives are as a result of the following:

i) Total Employment Costs (TEC) or fixed remuneration increases between 2004 and 2005 are in line with ANZ’s guiding principles (refer to sections C1 and C3), and to reflect role changes for BC Hartzer; increased responsibility for GK Hodges and market pressures.

ii) Increase in target short-term incentive (STI) amounts (for all Specified Executives except for Sir J Anderson), from 67% of TEC to 100% of TEC in order to meet competitive pressures.

iii) With the exception of Sir J Anderson, change in STI delivery to 100% cash in 2005 versus 75% cash and 25% deferred shares (amortised over 3 years) for 2004.

iv) Sir J Anderson and S Targett commenced part way through 2004, being 1 December 2003 and 5 May 2004 respectively.

v) Two of S Targett’s deferred share grants fell into the 2005 financial year (refer to footnote 6).

vi) 2004 aggregate amounts relate to those Specified Executives reported in 2004.

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	POST EMPLOYMENT			EQUITY(5)
	Super contributions	Retirement benefit accrued during year(4)	Annual remuneration (Primary plus Post-Employment)	Total amortisation value of STI shares	Total amortisation value of LTI shares	Total amortisation value of LTI options	Total amortisation of other equity allocations(6)	Grand total remuneration(7),(10)
	$	$	$	$	$	$	$	$

Specified Executives

Sir J Anderson(8),(9)
Chief Executive & Director,	83,811	33,367	1,416,248	—	—	—	477,452	1,893,700
ANZ National Bank Ltd New Zealand	67,279	32,160	1,221,849	—	—	—	219,168	1,441,017
Dr RJ Edgar	46,800	1,672	1,618,377	173,907	555,470	264,095	—	2,611,849
Chief Operating Officer	46,752	7,163	1,258,330	197,681	342,662	256,110	—	2,054,783
E Funke Kupper	40,950	—	1,483,637	184,924	221,068	239,523	—	2,129,152
Group Managing Director Asia-Pacific	40,950	—	1,099,123	232,208	232,024	333,500	—	1,896,855
BC Hartzer	46,800	—	1,902,246	149,259	237,943	282,929	—	2,572,377
Group Managing Director Personal Banking	37,224	—	1,077,071	201,364	192,239	298,814	—	1,769,488
GK Hodges	40,838	1,635	1,611,634	131,825	186,089	218,920	—	2,148,468
Group Managing Director Corporate	32,600	2,919	944,963	147,516	127,584	195,847	—	1,415,910
PR Marriott	46,800	—	1,735,199	208,525	295,175	317,175	—	2,556,074
Chief Financial Officer	45,542	—	1,292,368	243,435	276,714	369,376	—	2,181,893
S Targett(9)	46,800	—	1,695,274	—	40,544	39,059	789,238	2,564,115
Group Managing Director Institutional	18,976	—	599,418	—	—	—	188,081	787,499
TOTAL	352,799	36,674	11,462,615	848,440	1,536,289	1,361,701	1,266,690	16,475,735
	300,598	42,270	7,490,561	1,089,594	1,250,614	1,551,766	407,249	11,789,784

(1)   Non monetary benefits provided to Specified Executives consist of salary packaged items such as car parking and novated lease motor vehicles.

(2)   Total cash incentive relates to the full incentive amount for the financial year ended 30 September 2005. A portion of the STI was delivered as deferred shares in 2004.

(3)   100% of the Specified Executives’ cash incentive vested to the person in the financial year.

(4)   Accrual relates to Retirement Allowance. As a result of being employed with ANZ prior to November 1992, RJ Edgar and GK Hodges are eligible to receive a Retirement Allowance on retirement, retrenchment, death, or resignation for illness, incapacity or domestic reasons. The Retirement Allowance is calculated as follows: 3 months of notional salary (which is 65% of fixed remuneration) plus an additional 3% of notional salary for each year of full-time service above 10 years, less the total accrual value of long service leave (including taken and untaken).

(5)   In accordance with the requirements of AASB1046A, the amortisation value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that 100% of the options will vest at the commencement of their exercise period (i.e. the shortest possible vesting period is assumed) and that deferred shares will vest after 3 years. The fair value is determined at grant date and is allocated on a straight-line basis over the 3-year vesting period. For options, the fair value is determined using a Binomial Option Pricing model that is explained in section F9. The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be realised should the options become exercisable. For deferred shares, the fair value is the weighted average price of the Company’s shares traded on the ASX on the day the shares were granted.

(6)   Amortisation of other equity allocations for Sir J Anderson relates to the granting of zero priced options (ZPO). ZPOs are granted as part of his employment contract. Refer to section E2 for further details. Amortisation of other equity allocations for S Targett relates to the grant of deferred shares beginning on 11 May 2004 (four tranches to the value of $700,000 each to be issued at 6 month intervals in May and November in 2004 and 2005, subject to Board approval and continued employment) and hurdled A options (refer to section F11.1 for performance hurdle details) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer.

(7)   Amounts disclosed for remuneration of Specified Executives exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including executive officers of the entity and directors, executive officers and secretaries of the controlled entities. The total premium, which cannot be disclosed because of confidentiality requirements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists.

(8)   Amounts paid in NZD are converted to AUD at an average rate for the year of 1.0847 (1.1254 in 2004).

(9)   Sir J Anderson was appointed 1 December 2003 (i.e. 2 months after the start of the 2004 financial year) and S Targett was appointed 5 May 2004 (i.e. 7 months after the start of the 2004 financial year).

(10) Amortisation value of options as a percentage of grand total remuneration for the 2005 financial year was as follows: Sir J Anderson – 25% (15% in 2004); Dr RJ Edgar – 10% (12% in 2004); E Funke Kupper – 11% (18% in 2004); BC Hartzer – 11% (17% in 2004); GK Hodges – 10% (14% in 2004); PR Marriott – 12% (17% in 2004); S Targett – 11% (12% in 2004).

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SECTION B.  NON-EXECUTIVE DIRECTORS’ REMUNERATION

B1.  NON-EXECUTIVE DIRECTORS’ REMUNERATION POLICY

Non-executive Directors’ (NEDs) fees are reviewed annually and are determined by the Board of Directors based on advice from external advisors and with reference to fees paid to other NEDs of comparable companies. NEDs’ fees are within the maximum aggregate limit agreed to by shareholders at the Annual General Meeting held on 13 December 2002 ($2.5 million, excluding retirement allowances and superannuation), and are set at levels that fairly represent the responsibilities of, and the time spent by, the NEDs on Group matters. NEDs receive a fee for being a director of the Board, and additional fees for either chairing or being a member of a committee. Work on special committees may attract additional fees of an amount considered appropriate in the circumstances. An additional fee is also paid if a NED serves as a director of ANZ National Bank Limited, ING Australia Ltd or Metrobank Card Corporation. NEDs do not receive any performance/incentive payments and are not eligible to participate in any of the Group’s incentive arrangements.

The Chairman Fee was increased to $500,000 effective 1 October 2004 in recognition of the demands of the role, market practice and in order to maintain desired relativity with other directors. No other adjustments were made to NED fees for the year ending 30 September 2005.

The fee structure is illustrated in Table 3 below:

TABLE 3

Role	2004 Fee	2005 Fee
Chairman	$429,000	$500,000
Non-Executive Director	$130,000	$130,000
Committee Chair(1)	$32,500	$32,500
Committee Member(1)	$9,750	$9,750

(1)   Except Nominations & Corporate Governance Committee and Technology Committee, where the current Chair and Member Fees are $21,000 and $6,300 respectively.

For details of remuneration paid to directors for the year ended 30 September 2005, refer to Table 1 in section A of this Remuneration Report.

NED Shareholding Guidelines

NEDs have agreed to accumulate ANZ shares, over a five-year period, to the value of 100% (200% for Chairman) of the base annual NED Fee and to maintain this shareholding while a director of ANZ. NEDs have agreed to apply up to 25% of their base fee annually via the Director’s Share Plan or other means, towards the purchase of ANZ shares in order to achieve / maintain the desired holding level. This is a new guideline which was approved by the Board in September 2005.

B2.  NON-EXECUTIVE DIRECTORS’ RETIREMENT POLICY

All NEDs participated in the ANZ Directors’ Retirement Scheme up to the year ended 30 September 2005. Under this scheme, a lump-sum retirement benefit was payable to NEDs upon their ceasing to be a director. The lump-sum retirement benefit payable where the NED held office for 8 years or more was equal to the total remuneration (excluding retirement benefit accrual) of the NED in respect of the 3 years immediately preceding the NED ceasing to be a NED. For periods of less than 8 years, a proportionate part of such remuneration was payable. The NEDs are not entitled to the statutory entitlements of long service leave and annual leave.

Consistent with Principle 9.3 of the Australian Stock Exchange (ASX) Corporate Governance Rules, which states that NEDs should not be provided with retirement benefits other than statutory superannuation, the ANZ Directors’ Retirement Scheme was closed effective 30 September 2005.

Accrued entitlements were fixed at 30 September 2005 and will be carried forward to retirement, and collected by the NED when they retire. The entitlements may be carried forward as:

• Cash Alternative: A cash payment, being the entitlement accrued to 30 September 2005, plus escalation based on the 30 day bank bill rate until retirement date; and/or

• Shares Alternative: A number of ANZ shares purchased on market on 27 October 2005 to the value of the accrued entitlement, plus escalation based on the 30-day bank bill rate for the period 1 October 2005 to 26 October 2005 (subject to Shareholder approval at the 2005 Annual General Meeting). Shares will then be held in ANZ Employee Share Trust for the benefit of the Director until retirement.

NEDs have been asked to nominate the proportion of their accrued entitlement to be directed towards each alternative, subject to shareholder approval.

Fees for NEDs will be increased by 27.5% effective 1 October 2005 to compensate for the removal of this contractual benefit. This amount was determined based on an independent actuarial valuation of the scheme by Mercer Finance & Risk Consulting and advice from expert remuneration consultants PricewaterhouseCoopers. This increase is also in line with market practice in relation to fee increases due to the removal of the Directors’ Retirement Scheme, where increases have typically ranged from 25% to 30%.

NED Fee Cap

There has been no increase in the NED fee pool since 2002. Shareholder approval will be sought at the 2005 Annual General Meeting for an increase to the NED Fee Cap by $500,000. This proposed increase would take the maximum aggregate amount from $2.5m to $3.0m – an amount which is considered necessary in order to:

• accommodate the fee adjustment to compensate for the removal of the Directors’ Retirement Scheme (27.5%) – while the discontinued retirement benefits under the Constitution are outside the maximum aggregate limit, the compensating increase to fees will be within the limit;

• allow for annual adjustments in line with market NED movements; and

• allow for the addition of another NED in either 2006 or early 2007.

It is critical that the Company has the capacity to pay adequate fees to NEDs in order to attract and retain directors of the highest calibre.

B3.  DIRECTORS’ SHARE PLAN

The Directors’ Share Plan is available to both non-executive and executive directors. Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone. Participation in the plan is voluntary, except to the extent that the NED Shareholding Guidelines must be met and therefore the shares acquired are not subject to performance conditions.

Shares acquired under the plan are purchased on market and are held in trust for up to 10 years. Shares are subject to a minimum 1 year restriction, during which the shares cannot be traded, and are subject to forfeiture for serious misconduct. All costs associated with the plan are met by the Company.

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SECTION C.  EXECUTIVE REMUNERATION STRUCTURE

C1.  REMUNERATION GUIDING PRINCIPLES

ANZ’s reward policy guides the Compensation & Human Resources Committee and management in shaping remuneration strategies and initiatives.

The following principles under pin ANZ’s reward policy:

1. Focus on creating and enhancing value for ANZ’s shareholders;

2. Differentiation of individual rewards commensurate with contribution to overall results and according to individual accountability, performance and potential;

3. Significant emphasis on “at risk” components of total rewards linked to the enhancement of shareholder value through improvements in Economic Value Added™ (EVA™); and

4. The provision of a competitive reward proposition to successfully attract, motivate and retain the highest quality individuals required to deliver ANZ’s business and growth strategies.

During 2005 a comprehensive review of reward structures has been conducted against the backdrop of these principles and against the Company’s growth strategy and corporate governance principles. As a result, a number of changes have been made. These changes are detailed in section C4 of this Remuneration Report.

Shareholding Guidelines

Direct Reports to the CEO are expected to accumulate ANZ shares, over a five year period, to the value of 200% of their Total Employment Cost (TEC) and to maintain this shareholding while an executive of ANZ. Our next most senior executives are expected to accumulate ANZ shares to the value of 100% of their TEC and to maintain this shareholding while an executive of ANZ. This guideline was introduced in June 2005. New executives will be expected to accumulate the required holdings within five years of appointment.

C2.  REMUNERATION STRUCTURE OVERVIEW

ANZ’s reward structures are designed to meet the needs of ANZ’s specialised business units as well as the markets in which they operate. As a result, the mix of remuneration components can vary across the organisation although, where practicable, ANZ applies structures and opportunities on a consistent basis for similar roles and levels. There is a strong emphasis on variable remuneration opportunities with total employee remuneration differentiated significantly on the basis of performance.

The executive remuneration program (which includes the remuneration of senior managers and the company secretaries) is designed to support the reward principles detailed in section C1, and to underpin the Company’s growth strategy. This program aims to differentiate remuneration on the basis of achievement against group, business unit and individual performance targets which are aligned to sustained growth in shareholder value using a balanced scorecard approach.

The program comprises the following components:

• fixed remuneration component (TEC): salary, non-monetary benefits and superannuation contributions (Refer to C3).

• variable or “at risk” component (Refer to C4):

• Short-Term Incentive (STI); and

• Long-Term Incentive (LTI).

The relative weighting of fixed and variable components, for target performance, is set according to the size of the role and competitive market in which the role operates, with the proportion of remuneration “at risk” increasing for the most senior or complex roles, or for those roles where there is strong market pressure to provide greater levels of remuneration. Figure 1 below shows the relative mix of Fixed, STI and LTI at target payment levels.

Fixed remuneration is set around the median of the market. STI and LTI payments for on target performance are also set at market median, however the plan design allows for the opportunity to earn upper quartile total remuneration for significant out performance, and significantly reduced payment for underperformance. In this way the remuneration structure is heavily weighted towards “reward for performance”.

C3.  FIXED REMUNERATION

For most executives, fixed remuneration consists of what is referred to as Total Employment Cost (TEC). TEC comprises cash salary, a superannuation contribution, and the remainder as nominated benefits. The types of benefits that can be packaged by executives include novated car leases, additional superannuation contributions, car parking, child care, laptops and contributions towards the Employee Share Save Scheme (see note 50 of the 2005 Financial Report for details of the Employee Share Save Scheme).

To ensure fixed remuneration remains competitive, the TEC component of executive remuneration is reviewed annually based on individual performance and market data. ANZ operates with a midpoint targeted to the market median being paid in the finance industry in the relevant global markets in which ANZ operates, and a range around this midpoint. International remuneration levels are considered in assessing market competitiveness where an executive’s primary place of residence is outside of Australia or New Zealand, in which case the local market is considered.

FIGURE 1

Target Reward Mix

(1)   Specified Executives’ reward mix pertains to Dr RJ Edgar, E Funke Kupper, BC Hartzer, GK Hodges, PR Marriott and S Targett. Refer to E2 for composition of Sir J Anderson’s remuneration.

(2)   The reward mix for larger senior executive roles and smaller senior executive roles is based on average data.

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C4.  VARIABLE REMUNERATION

Variable remuneration forms a significant part of executives’ potential remuneration, providing an at-risk component that is designed to drive performance in both the short-term (annually) and in the medium and long-term (over 3 years or more).

The opportunities available to executives under ANZ’s variable reward programs are calibrated to reflect executives’ potential impact on the business, to manage internal relativities, and to ensure competitiveness in the relevant markets in which they operate.

Most executives participate in the short-term incentive (STI) plan detailed in section C4.1 and the long-term incentive (LTI) plan detailed in section C4.2, subject to individual performance thresholds. In some instances, customised STI plans will exist for executives to ensure closer alignment of their rewards with business objectives and market practice. For example, staff in ANZ’s Institutional Division participate in a customised incentive plan more closely aligned with that market. No executive, however, may participate in more than one STI plan.

Equity allocated under ANZ incentive schemes remain at risk until fully vested (in the case of Deferred Shares) or are exercisable (in the case of options or Performance Rights). As such, it is a condition of grant that no schemes are entered into that specifically protect the unvested value of shares, options and Performance Rights allocated. Doing so would constitute a breach of the grant conditions and would result in the forfeiture of the relevant shares or options.

C4.1  Short-Term Incentives

ANZ’s STI approach supports our strategic objectives by providing rewards that are significantly differentiated on the basis of achievement against performance targets. Most executives participate in the plan explained below. All STI plans are reviewed and approved by the Compensation & Human Resources Committee.

Determination of Award Levels

The size of the overall pool available each year is determined based on ANZ Group performance against a balanced scorecard of financial and qualitative measures. This pool is then distributed amongst divisions and then individuals based on relative performance.

Each executive has a target STI which is determined according to seniority and market relativities. The size of the actual STI payment made at the end of each financial year to individuals may be at, above or below the target and this will be determined according to ANZ Group, Division and Individual Performance.

Performance objectives are set at the start of each financial year according to a balanced scorecard of measures at the Group, Division and Individual level. These measures are aligned with the achievement of ANZ’s business plan, and are the most appropriate indicators of performance. Division and Individual objectives are a subset of the Group objectives, which ensures there is alignment of objectives through the executive population.

Performance objectives under ANZ’s balanced scorecard include a number of qualitative and quantitative measures which include, but are not limited to:

• Financial Measures including: Economic Value Added (EVATM); Revenue and Net Profit After Tax

• Customer Measures including: Customer Satisfaction and Market Share

• Employee Engagement, Risk Management and Compliance Measures

• Environment, Health & Safety and Community Measures.

The STI is payable 100% in cash (except where specific business plans require otherwise). Executives are able to elect to sacrifice part or all of their incentive towards the purchase of ANZ shares which are restricted from sale for 12 months, or towards additional superannuation contributions.

The target STI award level for Specified Executives is 100% of TEC in 2005 (increasing from 67% of TEC), with a maximum STI award of 150% of TEC. For larger senior executive roles in the general ANZ STI plan, the target STI is 67% of TEC, with a maximum of 100% of TEC, and for smaller senior executive roles the target is 43% of TEC and the maximum 65% of TEC. Note, the target and maximum STI amounts for larger and smaller senior executive roles may vary for customised incentive schemes.

C4.2  Long-Term Incentives

Long-term incentives (LTIs) are used as a mechanism to link a significant portion of executives’ remuneration to the attainment of sustained growth in shareholder value.

A comprehensive review of ANZ’s Long-Term Incentive Program was conducted in 2005 which resulted in a number of changes. The annual LTI allocation to be made in November 2005 will now be delivered as 100% Performance Rights. It was previously delivered as Hurdled Options (50% of grant LTI value) and Deferred Shares (50% of grant LTI value). It was decided that the entire LTI allocation should be linked to a single long-term performance measure.

The size of individual LTI grants is determined by an individual’s level of responsibility, performance and the assessed potential of the executive. Typically at the most senior levels the Target LTI value will range from around 10% to 24% of the individual’s target reward mix, as shown in Figure 1 in Section C2.

Executives are advised of their LTI dollar value, which is then converted into a number of Performance Rights based on an audited valuation. ANZ engages external experts (PricewaterhouseCoopers and Mercer Finance & Risk Consulting) to independently value the Performance Right, taking into account factors including the performance conditions, life of instrument, share price at grant date etc. These valuations are then audited by KPMG. The Board then approves use of the highest value. The LTI dollar value is then divided by the approved value of the Performance Right to determine the number of rights to be allocated.

EXAMPLE

• Executive granted LTI value of $60,000

• Approved Performance Right Valuation is $10.85 per Performance Right

• $60,000 / $10.85 = 5,530 Performance Rights allocated to executive

LTI allocations are made annually in or around November.

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Performance Rights

(To be granted from October 2005)

A Performance Right is a right to acquire a share at nil cost, subject to satisfactorily meeting time and performance hurdles. Upon exercise, each Performance Right entitles the holder to one ordinary share. Performance Rights are ANZ’s preferred LTI delivery vehicle as they provide a clearer, more tangible value to the executive, subject to satisfactorily performing relative to the performance hurdle for vesting. Performance Rights are designed to reward executives for share price growth dependent upon the Company’s Total Shareholder Return (TSR) outperforming peers. TSR represents the change in the value of a share plus the value of reinvested dividends paid. TSR was chosen as the most appropriate comparative measure as it focuses on the delivery of shareholder value and is a well understood and tested mechanism to measure performance.

The TSR vesting scale is designed to ensure that executive rewards are directly linked to the Company’s TSR and are therefore aligned to the outcomes experienced by other shareholders. The proportion of Performance Rights that become exercisable will depend upon the TSR achieved by ANZ relative to the companies in the comparator group (shown below) over a three-year period. There will not be any retesting feature.

Performance equal to the 50th percentile of the comparator group will result in half the Performance Rights becoming exercisable. Performance above the 50th percentile will result in further Performance Rights becoming exercisable, increasing on a straight-line basis until all of the Performance Rights become exercisable where ANZ’s TSR is at or above the 75th percentile when compared with the comparator group. TSR is measured on a pro-rata basis; where ANZ’s performance falls between two of the comparators, the actual relative level of TSR, rather than simple ranking, will determine the level of vesting.

An averaging calculation will be used for TSR over a 90 day period for start and end values in order to reduce share price volatility.

It should also be noted that where median performance is achieved, executives’ total remuneration will typically be below market median for the financial services industry. 75th percentile performance is required for full vesting which enables executives to receive the full value of their LTI. To ensure an independent TSR measurement, ANZ engages the services of an external organisation (Macquarie Financial Services) to calculate ANZ’s performance against the TSR hurdle.

The conditions under which Performance Rights are granted are approved by the Board in accordance with the rules of the ANZ Share Option Plan. Performance conditions are explained in more detail below.

Each Performance Right has the following features

•  The performance hurdle is tested at the end of three years;

•  No dividends will be payable on the Performance Rights until they vest;

•  A two-year exercise period that commences three years after the grant date subject to the performance hurdle being cleared;

•  Upon exercise, each Performance Right entitles the holder to one ordinary share;

•  In case of dismissal for misconduct, Performance Rights are forfeited;

•  In case of resignation or termination on notice, only Performance Rights that become exercisable by the end of the notice period may be exercised;

•  In case of retrenchment or retirement, Performance Rights will be performance tested at the date of termination, and where performance hurdles have been met, Performance Rights will be pro-rated and a grace period provided in which to exercise;

•  In case of death or total and permanent disablement, a grace period is provided in which to exercise all Performance Rights. The hurdles would be waived; and

•  Performance hurdle, which is explained above.

Comparator Group

The peer group of companies against which ANZ’s TSR performance is measured, comprises the following companies:

AMP Limited

AXA Asia Pacific Holdings Limited

Commonwealth Bank of Australia

Insurance Australia Group Limited

Macquarie Bank Limited

National Australia Bank Limited

QBE Insurance Group Limited

St George Bank Limited

Suncorp-Metway Limited

Westpac Banking Corporation

This comparator group was chosen because it represents ANZ’s key competitors in the financial services industry, are an appropriate reference group for investors and are of sufficient size by market capitalisation and weight in ASX Top 50.

Refer to section F11 for details pertaining to legacy LTI equity vehicles (which are yet to vest).

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C5.  PERFORMANCE OF ANZ

Table 4 shows ANZ’s annual performance over the five-year period spanning 1 October 2000 to 30 September 2005. The table illustrates the impact of ANZ’s performance on shareholder wealth, taking into account dividend payments, share price changes and returns on capital during the financial year.

TABLE 4

	FY 2001	FY 2002	FY 2003	FY 2004	FY 2005
Basic Earnings Per Share (EPS)	112.7	141.4	142.4	153.1	160.9
NPAT ($m)	1,870	2,322	2,348	2,815	3,018
Total Dividend (cps)	73	85	95	101	110
Share price at 30 September ($)	15.28	16.88	17.17	19.02	24.00
Total Shareholder Return (%)	26.2	15.3	6.7	17.0	32.6

In table 4, ANZ’s Total Shareholder Return (TSR, which includes share price growth, dividends and other capital adjustments) has been shown for each individual financial year between 2001 and 2005. Figure 2 however, compares ANZ’s TSR performance against the median TSR of the LTI comparator group and the S&P/ASX 200 Banks Accumulation Index over the 2000 to 2005 measurement period. The difference between S&P/ASX 200 Banks Accumulation Index and the median of ANZ’s comparator group over the 2004 and 2005 financial years is due to the weightings in the Index of the large banking institutions that have underperformed comparatively during this period; whereas the organisations in ANZ’s comparator group are weighted evenly.

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SECTION D.  CHIEF EXECUTIVE OFFICER’S REMUNERATION

D1.  CEO REMUNERATION OVERVIEW

The structure of J McFarlane’s remuneration, which is in accordance with his employment agreement, is as follows:

•  Fixed Remuneration: Consists of salary, benefits and superannuation contributions. Since October 2003, J McFarlane has elected to receive almost all of his Fixed Remuneration in the form of shares purchased under the Directors’ Share Plan. These shares are not subject to a performance condition as they are provided in place of cash remuneration at the CEO’s choice. However, they are subject to forfeiture in case of termination for serious misconduct.

•  Short-Term Incentive: The Board sets J McFarlane’s balanced scorecard at the beginning of the financial year. The Board then assesses performance against these objectives at the end of the year. These objectives are aligned with the achievement of ANZ’s business plan, and are the most appropriate indicators of performance. These objectives include a number of quantitative and qualitative measures, which include (but are not limited to) financial, customer, people, environment and community measures. J McFarlane’s STI may be paid in cash or in shares purchased under the Directors’ Share Plan. J McFarlane has typically elected to receive shares.

•  Long-Term Incentive: J McFarlane’s Long-Term Incentive is made up of Hurdled Options and Performance Shares as approved by shareholders at the 2001 and 2004 Annual General Meetings respectively. The performance conditions pertaining to the options issued during the year are indicated in F11.1 Hurdled A options.

The remuneration of J McFarlane for the year ended 30 September 2005 is set out in Table 1 in section A of this Remuneration Report. The mix of remuneration for J McFarlane under his current contract is made up as follows:

•  Fixed Remuneration of $2,000,000 per annum;

•  Target variable Short-Term Incentive of $2,000,000 per annum;

•  Long-Term Incentive of $2,600,000 – one allocation only (based on valuation of 175,000 performance shares at issue).

Shareholding Guideline

The Chief Executive Officer of ANZ is expected to accumulate ANZ shares, over a five year period, to the value of 200% of his Fixed Remuneration and to maintain this shareholding while CEO of ANZ. This shareholding guideline was introduced in September 2005 and adherence to this guideline will be regularly monitored.

D2.  CEO’S CONTRACT TERMS

On 26 October 2004, the Company announced an extension to J McFarlane’s contract:

•  The term of the contract was extended by one year to 30 September 2007;

•  In addition to mandatory superannuation contributions, the Company makes additional employer contributions of $300,000 per annum (effective from 1 October 2003), paid quarterly to J McFarlane’s chosen superannuation fund; and

•  J McFarlane was granted 175,000 Performance Shares on 31 December 2004.

A separate agreement, made on 23 October 2001, provides for reimbursements to J McFarlane for any additional tax liabilities that may arise on his UK Pension Plan holdings as a result of his continuing Australian residency. Under this agreement, ANZ reimburses J McFarlane for any additional tax liability incurred on his UK Pension Plan during his employment with ANZ, arising as a consequence of Australian Foreign Investment Fund rules. In the event of decreased Australian tax liabilities due to a decreased value in J McFarlane’s UK Pension Plan, the reduced liability will be used to offset potential subsequent reimbursements.

D3.  CEO’S RETIREMENT AND TERMINATION BENEFITS

In accordance with J McFarlane’s contract variation (refer section D2), J McFarlane’s nominated superannuation fund receives $300,000 per annum (effective from 1 October 2003, paid quarterly) in addition to mandatory superannuation contributions.

J McFarlane can terminate his employment agreement by providing 12 months’ notice. ANZ may terminate the employment agreement by providing notice equal to the unexpired term of the employment agreement (which ends on 30 September 2007). If ANZ terminates the employment agreement without notice and thus breaches its obligation to provide the required notice, ANZ has agreed with J McFarlane that the damages payable by ANZ for breach of contract would be equal to the Total Employment Cost (TEC) that would otherwise be received over the remainder of the contract (TEC comprises salary or fees, non-monetary benefits and mandatory superannuation contributions). In circumstances of serious misconduct, J McFarlane is only entitled to payment of TEC up to the date of termination.

Payment of accumulated superannuation benefits plus statutory entitlements of long service leave and annual leave (calculated on the basis of salary or fees) applies in all events of separation.

In the event of resignation not approved by the Board or dismissal for serious misconduct, all unexercised options and Performance Shares will be forfeited. In the event of termination on notice or agreed separation, all vested options and Performance Shares must be exercised within 6 months of the termination or agreed separation date, subject to meeting the relevant performance hurdles. In the event of serious misconduct, shares held in the Directors’ Share Plan will be forfeited. On resignation or termination on notice, shares held under the Directors’ Share Plan will be released.

D4.  CEO’S PARTICIPATION IN EQUITY PROGRAMS

Hurdled Options

At the 2001 Annual General Meeting, four tranches of options were approved for granting by the Board: 500,000 in 2001; 1,000,000 in 2002; 1,000,000 in 2003 and 500,000 in 2004. For options granted to the CEO, the exercise price is equal to the weighted average share price on the ASX during the 5 trading days immediately before or after the Company’s Annual General Meeting that immediately precedes the allocation. The exercise of these options is subject to performance hurdles being satisfied. J McFarlane’s specific performance hurdles, for options granted during the year, are indicated in section F11.1 (Hurdled A), and for Performance Shares in section F11.3. For options granted to the CEO, the life and exercise period may differ, as disclosed in F3.

Performance Shares

175,000 Performance Shares were issued to J McFarlane on 31 December 2004 as part of his contract extension, as approved by shareholders at the 2004 Annual General Meeting. No dividends will be payable on the shares until they vest. Vesting will be subject to time and performance hurdles being satisfied as detailed in section F11.3. As these Performance Shares were granted as part of J McFarlane’s contract extension, as opposed to a new contract, the conditions of grant were aligned with those of the original contract apart from the application of a TSR performance hurdle.

Directors’ Share Plan

J McFarlane participates in the Directors’ Share Plan, which is explained in section B3.

Please refer to section F for details of grants and holdings.

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SECTION E.  SPECIFIED EXECUTIVES’ CONTRACT TERMS

Contractual terms for most executives are similar, but do, on occasion, vary to suit different needs. Section E1 details the contractual terms for those Specified Executives who are on open-ended contracts. Section E2 details the contractual terms for Sir J Anderson, who is on a fixed term contract.

E1.  OPEN-ENDED CONTRACTS (Dr RJ EDGAR, E FUNKE KUPPER, BC HARTZER, GK HODGES, PR MARRIOTT, S TARGETT)

Length of Contract	Open-ended.

Fixed Remuneration	Remuneration consists of salary, mandatory employer superannuation contributions and benefits.

Short-Term Incentive	Eligible to participate. Target opportunity of 100% of Total Employment Cost (refer to section C4.1 for details of short-term incentive arrangements).

Long-Term Incentive	Eligible to participate at the Board’s discretion – refer to section C4.2 for long-term incentive arrangements.

Resignation	Employment may be terminated by giving 6 months’ written notice. On resignation any options and unvested deferred shares will be forfeited.

Retirement	On retirement, shares and options are released in full.

Termination on Notice by ANZ

ANZ may terminate the executive’s employment by providing 12 months’ written notice or payment in lieu of the notice period based on Total Employment Cost (TEC).

On termination on notice by ANZ any options or LTI deferred shares that have vested, or will vest during the notice period will be released, in accordance with the ANZ Share Option Plan Rules. LTI shares that have not yet vested will generally be forfeited, although for some executives (E Funke Kupper, BC Hartzer and PR Marriott) these shares will be released in full. Deferred shares granted under STI arrangements will vest in full for all executives.

There is discretion to pay incentives on a pro-rata basis (depending on termination date and subject to business performance).

Redundancy

If ANZ terminates employment for reasons of bona fide redundancy, a severance payment will be made that is equal to 12 months TEC.

All STI deferred shares are released. All options granted since 24 April 2002 are released on a pro-rata basis – all prior grants may be exercised. All LTI deferred shares granted since 23 October 2002 are released on a pro-rata basis – all prior grants will vest.

There is discretion to pay incentives on a pro-rata basis (depending on termination date and subject to business performance).

Death or Total and Permanent Disablement	All options and shares released; pro-rata incentive.

Termination for serious misconduct

ANZ may immediately terminate the executive’s employment at any time without notice in the case of serious misconduct, and the employee will only be entitled to payment of TEC up to the date of termination.

On termination for serious misconduct any options and any deferred shares still held in trust will be forfeited.

Other Aspects

S Targett: Subject to continued employment and the approval of the Board, four tranches to the value of $700,000 each of deferred shares to be granted at six month intervals in May and November in 2004 and 2005, and Hurdled Options with a value of $750,000 granted within 3 months of commencement of employment, to compensate for the loss of equity from S Targett’s previous employer. On Termination on Notice, sign-on options can be exercised as a pro-rata proportion to the period of employment. Sign-on deferred shares will vest in full, including any scheduled to be granted during the notice period.

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E2.  FIXED TERM CONTRACT (SIR J ANDERSON)

Length of Contract	Contract was effective from 1 December 2003 to 30 September 2005, and extended to 15 April 2006.

Fixed Remuneration	The Total Employment Cost (TEC) package is NZD1,000,000 per annum and is inclusive of employer contributions to the superannuation fund.

Short-Term Incentive	STI payments are subject to both business and individual performance. The target payment is 50% of TEC.

Equity Participation

A Zero priced option (ZPO) is a right to acquire a share at nil cost. ZPOs are granted as part of Sir J Anderson’s contract under the ANZ Share Option Plan. They were designed to deliver equity to the CEO of The National Bank of New Zealand (NBNZ) and to meet the particular needs and circumstances at the time of the acquisition of NBNZ. Grants are fixed at NZD500,000 worth of ZPOs annually, granted in two tranches per annum and with a nil exercise price. The ZPOs have no time based vesting criteria, and so can be exercised at any time during employment and within 6 months of the termination of employment.

Resignation	Sir J Anderson may terminate his employment by giving 12 months’ written notice. On resignation any ZPOs which have not been exercised as at the termination date will lapse.

Retirement

A policy for payment of retirement gratuities was in place with NBNZ employees prior to the acquisition by the Company of NBNZ. This policy has been continued for eligible staff who were ANZ National Bank Limited employees as at 1 December 2003, including Sir J Anderson. Under this policy, a payment will be made to Sir J Anderson on his retirement that is equal to the number of full years’ service divided by 35 and multiplied by 85% of finishing salary (where finishing salary is fixed remuneration less any superannuation contribution). This value is then grossed up for tax (i.e. divided by 0.61) and from this value the total accrual value of long service leave taken is deducted.

Termination on Notice by ANZ

ANZ National Bank Limited may terminate Sir J Anderson’s employment by providing notice or payment in lieu of notice equal to the unexpired term of the employment agreement (which ends on 15 April 2006). On termination on notice, any options may be exercised in accordance with the ANZ Share Option Plan Rules.

Death or Total and Permanent Disablement	Exercise any ZPOs; pro-rata incentive.

Termination for serious misconduct

ANZ National Bank Limited may terminate Sir J Anderson’s employment at any time without notice for serious misconduct, and Sir J Anderson will only be entitled to payment up to the date of termination. On termination for serious misconduct any ZPOs which have not been exercised as at the termination date will lapse.

E3.  PARTICIPATION IN EQUITY PROGRAMS

A number of shares and options are granted to executives under the remuneration programs detailed in Section C. For Specified Executives, details of all grants made during the year and legacy LTI programs are listed in Section F. Aggregate holdings of shares and options are also shown. The deferred shares component of the LTI is administered under the ANZ Employee Share Acquisition Plan. For executives, the shares are deferred for three years.

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SECTION F.  EQUITY INSTRUMENTS RELATING TO DIRECTORS AND SPECIFIED EXECUTIVES

F1.  SHAREHOLDINGS OF NON-EXECUTIVE DIRECTORS (INCLUDING MOVEMENTS DURING THE YEAR)

	Balance of	Shares	Shares resulting	Balance of	Balance of
	shares as	acquired	from any other	shares held	shares held as
	at 1 October	during the year	change during	as at 30 Sept	at report sign-off
Name	2004(1)	in lieu of salary(2)	the year(3)	2005(1),(4)	date(1)

CB Goode	502,464	20,781	12,392	535,637	559,451
GJ Clark	2,000	—	—	2,000	3,766
JC Dahlsen (retired 3 February 2005)	121,915	—	(8,441)	113,474	113,474
RS Deane	75,364	—	—	75,364	75,364
JK Ellis	84,476	1,703	5,017	91,196	92,658
DM Gonski	52,612	2,055	237	54,904	57,217
MA Jackson	93,297	—	—	93,297	93,297
DE Meiklejohn	4,185	—	2,141	6,326	6,326
JP Morschel	4,000	1,502	—	5,502	7,268
BW Scott (retired 23 April 2005)	72,475	—	(6,494)	65,981	65,981

(1)   Balance of shares held at 1 October 2004, 30 September 2005 and 2 November 2005, includes directly held shares, nominally held shares and shares held by personally related entities.

(2)   All shares acquired in lieu of salary were done so under the Directors’ Share Plan (refer to section B3 of this Remuneration Report for an overview of the Directors’ Share Plan).

(3)   Other shares resulting from any other changes during the year include the net result of any shares purchased, sold or acquired under the Dividend Reinvestment Plan.

(4)   The following shares were nominally held as at 30 September 2005: CB Goode – 141,860; RS Deane – 73,000; JK Ellis – 23,900; DM Gonski – 52,159; MA Jackson – 10,632; DE Meiklejohn – 2,656; JP Morschel – 1,502.

F2.  SHAREHOLDINGS OF CEO (INCLUDING MOVEMENTS DURING THE YEAR)

			Value of performance	Shares acquired	Shares resulting	Balance	Balance of
Balance of	Shares acquired	Performance	shares granted	during the year	from any other	of shares	shares held as
shares as at	during the year	shares granted	during the year(5)	through the exercise	change during	held as at	at report sign-off
1 Oct 2004(1)	in lieu of salary(2)	during the year(3),(4)	$	of options(6)	the year(7)	30 Sep 2005(1),(8)	date(1)

1,690,507	89,995	175,000	2,628,500	500,000	(635,787)	1,819,715	1,820,056

(1)   Balance of shares held at 1 October 2004, 30 September 2005 and 2 November 2005 includes directly held shares, nominally held shares and shares held by personally related entities.

(2)   All shares acquired in lieu of salary were done so under the Directors’ Share Plan (refer to section B3 of this Remuneration Report for an overview of the Directors’ Share Plan).

(3)   The grant of performance shares on 31 December 2004 was approved by shareholders at the 2004 AGM, with the earliest vesting date being 31 December 2006. Refer to section F11.3 for further information.

(4)   Nil performance shares forfeited or vested. The maximum amortisation balance (ie 1 October 2005 to vesting date) is $1,645,513 for subsequent financial years, however the value will be nil if the minimum performance hurdle is not achieved.

(5)   The fair value of performance shares granted during the year is based on the fair value of the shares as at 31 December 2004 ($15.02) multiplied by the number granted.

(6)   All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001).

(7)   Other shares resulting from any other changes during the year includes the net result of any shares purchased, sold, or acquired under the Dividend Reinvestment Plan. It also includes those shares received on 28 October 2004 in regards to the 2004 incentive (for the period ending 30 September 2004).

(8)   1,270,176 shares were held nominally as at 30 September 2005.

F3. OPTIONS GRANTED TO CEO(1)

							Percentage that	Vested and	Vested and
Type of		First date	Date of	Exercise price(5)	Number	Number vested	vested during	exercisable as at	unexercisable as
options	Grant date	exercisable	expiry(4)	$	granted(6),(7)	during the year	the year %	30 Sep 2005	at 30 Sep 2005

Hurdled(2)	31-Dec-01	31-Dec-04	31-Dec-05	16.48	500,000	500,000	100	—	—
Hurdled A	31-Dec-01	31-Dec-03	31-Dec-07	16.80	500,000	—	—	500,000	—
Hurdled A	31-Dec-02	31-Dec-04	31-Dec-07	16.69	1,000,000	1,000,000	100	500,000	500,000
Hurdled A	31-Dec-03	31-Dec-05	31-Dec-08	17.48	1,000,000	—	—	—	—
Hurdled A(3)	31-Dec-04	31-Dec-06	31-Dec-08	20.49	500,000	—	—	—	—
Total					3,500,000	1,500,000		1,000,000	500,000

(1)   All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001).

(2)   The options may be exercised only if the “ANZ Accumulation Index” over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the “ASX 100 Accumulation Index” calculated over the same period. Refer to section F11.1 for Hurdled A details.

(3)   The fair value per option at the 31 December 2004 grant date is $1.98. Refer to section F9 for details of the valuation methodology and inputs.

(4)   Treatment of options on termination of employment is explained in section D3 of the Remuneration Report.

(5)   The exercise price is equal to the weighted average share price during the 5 trading days immediately after the Company’s Annual General Meeting. Note, the original exercise price of options issued prior to the Renouncable Rights issue in November 2003 have been reduced by 72 cents, because of the dilution of share capital associated with the Renouncable Rights issue.

(6)   Nil options forfeited or expired during the period.

(7)   The maximum amortisation balance (ie 1 October 2005 to vesting date) is $885,321 for subsequent financial years, however the value will be nil if the minimum performance hurdles are not achieved.

F4.  OPTION HOLDINGS OF CEO (INCLUDING MOVEMENTS DURING THE YEAR)(1)

							Share price			Total value of
		Value of			Number of	Value of	on date of			options granted
	Granted during	options granted	Exercised	Date of	ordinary shares	options exercised	exercise of	Amount paid	Balance	and exercised
Balance as	the year as	during the year(2)	during	exercise	issued on exercise	during the year(3)	of options	per share	as at	during the year
at 1 Oct 2004	remuneration	$	the year	of options	of options	$	$		$30 Sep 2005	$

3,000,000	500,000	990,000	500,000	08-Aug-05	500,000	2,530,000	21.54	16.48	3,000,000	3,520,000

(1)   All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001).

(2)   The value of options granted during the year is based on the fair value of the option ($1.98) multiplied by the number granted. Refer to section F9 for details of the valuation methodology and inputs.

(3)   The value per option used in this calculation is based on the difference between the volume weighted average price of the Company’s shares traded on the ASX on the day the options were exercised, and the exercise price. This is then multiplied by the number granted.

74

F5. DEFERRED SHARES GRANTED TO SPECIFIED EXECUTIVES

LTI Deferred Shares(1)

				Value of deferred		Percentage
				shares granted	Number that	that vested
			Number	during the year(4)	vested during	during the year
Name	Grant date	Vesting date	granted(2),(3)	$	the year	%

Dr RJ Edgar	24-Oct-01	24-Oct-04	2,700	n/a	2,700	100
	24-Apr-02	24-Apr-05	3,200	n/a	3,200	100
	23-Oct-02	23-Oct-05	7,600	n/a	—	—
	20-May-03	20-May-06	8,500	n/a	—	—
	05-Nov-03	05-Nov-06	8,889	n/a	—	—
	05-Nov-03	05-Nov-06	25,000	n/a	—	—
	11-May-04	11-May-07	8,452	n/a	—	—
	05-Nov-04	05-Nov-07	6,519	134,941	—	—
	05-Nov-04	05-Nov-07	26,000	538,189	—	—
Total			96,860	673,130	5,900	6
E Funke Kupper	24-Oct-01	24-Oct-04	6,000	n/a	6,000	100
	24-Apr-02	24-Apr-05	4,500	n/a	4,500	100
	23-Oct-02	23-Oct-05	8,000	n/a	—	—
	20-May-03	20-May-06	6,800	n/a	—	—
	05-Nov-03	05-Nov-06	6,838	n/a	—	—
	11-May-04	11-May-07	6,256	n/a	—	—
	05-Nov-04	05-Nov-07	6,018	124,570	—	—
Total			44,412	124,570	10,500	24
BC Hartzer	24-Oct-01	24-Oct-04	2,800	n/a	2,800	100
	24-Apr-02	24-Apr-05	4,600	n/a	4,600	100
	23-Oct-02	23-Oct-05	6,600	n/a	—	—
	20-May-03	20-May-06	6,500	n/a	—	—
	05-Nov-03	05-Nov-06	7,408	n/a	—	—
	11-May-04	11-May-07	7,135	n/a	—	—
	05-Nov-04	05-Nov-07	9,127	188,925	—	—
Total			44,170	188,925	7,400	17
GK Hodges	24-Oct-01	24-Oct-04	1,000	n/a	1,000	100
	24-Apr-02	24-Apr-05	1,400	n/a	1,400	100
	23-Oct-02	23-Oct-05	3,800	n/a	—	—
	20-May-03	20-May-06	6,500	n/a	—	—
	05-Nov-03	05-Nov-06	5,699	n/a	—	—
	11-May-04	11-May-07	6,586	n/a	—	—
	05-Nov-04	05-Nov-07	7,522	155,702	—	—
Total			32,507	155,702	2,400	7
PR Marriott	24-Oct-01	24-Oct-04	5,700	n/a	5,700	100
	24-Apr-02	24-Apr-05	5,500	n/a	5,500	100
	23-Oct-02	23-Oct-05	9,300	n/a	—	—
	20-May-03	20-May-06	9,100	n/a	—	—
	05-Nov-03	05-Nov-06	9,573	n/a	—	—
	11-May-04	11-May-07	9,275	n/a	—	—
	05-Nov-04	05-Nov-07	8,475	175,429	—	—
Total			56,923	175,429	11,200	20
S Targett	05-Nov-04	05-Nov-07	6,519	134,941	—	—

(1)   Deferred shares issued as LTI shares were granted under the ANZ Long-Term Incentive Program and relate to those deferred shares granted or vested during the year, and those yet to vest. The shares are restricted for 3 years and maybe held in trust for up to ten years. Refer to section F11.2 of the Remuneration Report for more details.

(2)   Nil shares forfeited during the year.

(3)   The maximum amortization balance (i.e. 1 October 2005 to vesting date) for each Specified Executive for subsequent financial years is as follows: Dr RJ Edgar $801,535; E Funke Kupper $220,014; BC Hartzer $275,486; GK Hodges $235,101; PR Marriott $311,436; S Targett $94,397.

(4)   The value of deferred shares granted during the year is based on the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted, multiplied by the number granted.

75

STI Deferred Shares(1)

					Percentage
				Number that	that vested
			Number	vested during	during the year
Name	Grant date	Vesting date	granted(2),(3)	the year	%

Dr RJ Edgar	24-Oct-01	24-Oct-04	3,891	3,891	100
	24-Apr-02	24-Apr-05	4,302	4,302	100
	23-Oct-02	23-Oct-05	6,423	—	—
	20-May-03	20-May-06	5,622	—	—
	05-Nov-03	05-Nov-06	6,781	—	—
	11-May-04	11-May-07	7,683	—	—
Total			34,702	8,193	24
E Funke Kupper	24-Oct-01	24-Oct-04	6,510	6,510	100
	24-Apr-02	24-Apr-05	5,724	5,724	100
	23-Oct-02	23-Oct-05	8,554	—	—
	20-May-03	20-May-06	4,148	—	—
	05-Nov-03	05-Nov-06	7,636	—	—
	11-May-04	11-May-07	7,052	—	—
Total			39,624	12,234	31
BC Hartzer	24-Oct-01	24-Oct-04	7,058	7,058	100
	24-Apr-02	24-Apr-05	6,364	6,364	100
	23-Oct-02	23-Oct-05	4,457	—	—
	20-May-03	20-May-06	1,992	—	—
	05-Nov-03	05-Nov-06	7,322	—	—
	11-May-04	11-May-07	7,244	—	—
Total			34,437	13,422	39
GK Hodges	24-Oct-01	24-Oct-04	3,128	3,128	100
	24-Apr-02	24-Apr-05	3,324	3,324	100
	23-Oct-02	23-Oct-05	4,761	—	—
	20-May-03	20-May-06	4,503	—	—
	05-Nov-03	05-Nov-06	5,129	—	—
	11-May-04	11-May-07	5,653	—	—
Total			26,498	6,452	24
PR Marriott	24-Oct-01	24-Oct-04	5,963	5,963	100
	24-Apr-02	24-Apr-05	5,475	5,475	100
	23-Oct-02	23-Oct-05	8,527	—	—
	20-May-03	20-May-06	5,403	—	—
	05-Nov-03	05-Nov-06	7,978	—	—
	11-May-04	11-May-07	9,604	—	—
Total			42,950	11,438	27

(1)   Deferred shares issued as STI shares were granted under a historical ANZ Short-Term Incentive Program and relate to those deferred shares vested during the year and those yet to vest.

(STI is now delivered generally as 100% cash, therefore no STI deferred shares were granted to the Specified Executives during the year. Refer to section C4.1). The shares are restricted for 3 years and maybe held in trust for up to ten years.

(2)   Nil shares forfeited during the year.

(3)   The maximum amortization balance (ie 1 October 2005 to vesting date) for each Specified Executive for subsequent financial years is as follows: Dr RJ Edgar $141,285; E Funke Kupper $135,693; BC Hartzer $125,786; GK Hodges $106,248; PR Marriott $167,451.

76

Other Deferred Shares(1)

				Value of deferred		Percentage
				shares granted	Number that	that vested
			Number	during the year(4)	vested during	during the year
Name	Grant date	Vesting date	granted(2),(3)	$	the year	%

S Targett	11-May-04	11-May-07	38,419	n/a	—	—
	05-Nov-04	05-Nov-07	35,105	726,659	—	—
	13-May-05	13-May-08	32,080	707,339	—	—
Total			105,604	1,433,998	—	—

(1)   Other deferred shares issued to S Targett relate to the issue of deferred shares (four tranches to the value of $700,000 each to be issued at 6 month intervals in May and November in 2004 and 2005, subject to Board approval and continuing employment) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer.

(2)   Nil shares forfeited during the year.

(3)   The maximum amortisation balance (ie 1 October 2005 to vesting date) is $1,498,908 for subsequent financial years.

(4)   The value of deferred shares granted during the year is based on the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted, multiplied by the number granted.

F6. SHAREHOLDINGS OF SPECIFIED EXECUTIVES (INCLUDING MOVEMENTS DURING THE YEAR)

		Shares	Number of shares	Shares resulting	Balance
	Balance	granted	acquired during the	from any other	of shares
	of shares as at	during the year	year through	change during	held as at
Name	1 Oct 2004(1)	as remuneration	exercise of options	the year(2)	30 Sep 2005(1),(3)

Sir J Anderson	12,022	—	22,370	—	34,392
Dr RJ Edgar	384,214	32,519	75,000	(70,000)	421,733
E Funke Kupper(4)	185,008	6,018	134,000	(135,134)	189,892
BC Hartzer	79,046	9,127	—	465	88,638
GK Hodges	139,397	7,522	55,000	(55,000)	146,919
PR Marriott	677,867	8,475	80,000	(124,709)	641,633
S Targett	38,419	73,704	—	1,000	113,123

(1)   Balance of shares held at 1 October 2004 and 30 September 2005, include directly held shares, nominally held shares and shares held by personally related entities.

(2)   Other shares resulting from any other changes during the year include the net result of any shares purchased, sold or acquired under the Dividend Reinvestment Plan.

(3)   The following shares were held nominally as at 30 September 2005: Sir J Anderson – 55; Dr RJ Edgar – 213,510; E Funke Kupper – 189,242; BC Hartzer –78,607; GK Hodges – 104,012; PR Marriott – 177,930; S Targett – 112,123.

(4)   Amounts shown do not include ANZ Stapled Exchange able Preferred Securities (ANZ StEPS). E Funke Kupper held 500 ANZ StEPS Asset 1 October 2004; this holding remained unchanged up to and including 30 September 2005. No other Specified Executives held ANZ StEPS.

77

F7. OPTIONS GRANTED TO SPECIFIED EXECUTIVES(1)

								Value per option
								at grant date		Percentage	Vested and
					Exercise			for options	Number	that vested	exercisable
		Grant	First date	Date of	price(4)	Number		granted during	vested during	during the year	as at
Name	Type of options(2)	date	exercisable	expiry(3)	$	granted(5),(6)		the year(7)	the year	%	30 Sep 2005

Sir J Anderson	Zero-Priced	05-Nov-04	05-Nov-04	04-Nov-06	—	11,699		20.70	11,699	100	—
	Zero-Priced	13-May-05	13-May-05	12-May-07	—	10,671		22.05	10,671	100	—
Total						22,370			22,370	100	—
Dr RJ Edgar	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	34,000		n/a	34,000	100	—
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	41,000		n/a	41,000	100	—
	Index-Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	125,000		n/a	—	—	—
	Index-Linked	20-May-03	20-May-06	19-May-10	17.60	147,000		n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	66,666		n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	63,115		n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	52,000		2.50	—	—	—
Total						528,781			75,000	14	—
E Funke Kupper	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	77,000		n/a	77,000	100	—
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	57,000		n/a	57,000	100	—
	Index-Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	131,000		n/a	—	—	—
	Index-Linked	20-May-03	20-May-06	19-May-10	17.60	119,000		n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	51,282		n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	46,722		n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	48,000		2.50	—	—	—
Total						530,004			134,000	25	—
BC Hartzer	Hurdled A	24-Apr-01	25-Apr-04	24-Apr-08	12.98	42,000		n/a	—	—	42,000
	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	36,000		n/a	36,000	100	36,000
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	59,000		n/a	59,000	100	59,000
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	50,000		n/a	50,000	100	50,000
	Index-Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	109,000		n/a	—	—	—
	Index-Linked	20-May-03	20-May-06	19-May-10	17.60	113,000		n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	55,555		n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	53,279		n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	72,800		2.50	—	—	—
Total						590,634			145,000	25	187,000
GK Hodges	Hurdled A	21-Nov-00	22-Nov-03	21-Nov-07	13.62	26,000		n/a	—	—	—
	Hurdled A	24-Apr-01	25-Apr-04	24-Apr-08	12.98	16,000		n/a	—	—	—
	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	13,000		n/a	13,000	100	—
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	17,400		n/a	17,400	100	17,400
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	50,000		n/a	50,000	100	50,000
	Index-Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	63,000		n/a	—	—	—
	Index-Linked	20-May-03	20-May-06	19-May-10	17.60	113,000		n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	42,735		n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	49,181		n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	60,000		2.50	—	—	—
Total						450,316			80,400	18	67,400
PR Marriott	Hurdled A	23-Feb-00	23-Feb-03	22-Feb-07	9.39	25,000		n/a	—	—	25,000
	Hurdled A	21-Nov-00	22-Nov-03	21-Nov-07	13.62	170,000		n/a	—	—	170,000
	Hurdled A	24-Apr-01	25-Apr-04	24-Apr-08	12.98	80,000		n/a	—	—	—
	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	73,000		n/a	73,000	100	73,000
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	70,000		n/a	70,000	100	70,000
	Index-Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	153,000		n/a	—	—	—
	Index-Linked	20-May-03	20-May-06	19-May-10	17.60	158,000		n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	71,794		n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	69,263		n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	67,600		2.50	—	—	—
Total						937,657			143,000	15	338,000
S Targett	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	307,377	(8)	n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	52,000		2.50	—	—	—
Total						359,377			—	—	—

(1)   Options granted to Specified Executives pertains to those options granted, vested or exercised during the year, options yet to vest and any unexercised options.

(2)   Refer to section F11.1 for more details pertaining to hurdled A, hurdled B and index-linked options. Refer to section E2 for further information on zero priced options granted to Sir J Anderson.

(3)   Treatment of options on termination of employment is explained in section E of the Remuneration Report.

(4)   The exercise price is equal to the weighted average share price over the 5 trading days up to and including the grant date. Note, the original exercise price of options issued prior to the Renouncable Rights issue in November 2003 have been reduced by 72 cents, because of the dilution of share capital associated with the Renouncable Rights issue. Given index-linked options have a dynamic exercise price, the original exercise price is shown in F7 (refer to F11.1 for more details).

(5)   No additional options were granted in the period up to and including 2 November 2005, and nil options forfeited or expired.

(6)   The maximum amortisation balance (ie 1 October 2005 to vesting date) for each Specified Executive for subsequent financial years is as follows: Dr RJ Edgar $266,582; E Funke Kupper $218,793; BC Hartzer $272,560; GK Hodges $232,767; PR Marriott $309,425; S Targett $493,628. The value will be nil however, if the minimum performance hurdles are not achieved.

(7)   Refer to section F9 for details of the valuation methodology and inputs.

(8)   S Targett was granted Hurdled Options to compensate for the loss of equity from S Targett’s previous employer.

78

F8. OPTION HOLDINGS OF SPECIFIED EXECUTIVES (INCLUDING MOVEMENTS DURING THE YEAR)

				Resulting	Value of
			Granted during	from any	options granted		Date of
		Balance as	the year as	other change	during the year(1)	Exercised	exercise
Name	Type of options	at 1 Oct 2004	remuneration	during year	$	during the year	of options

Sir J Anderson	Zero-priced(1)	—	22,370	—	477,452	11,699	10-Nov-04
					—	10,671	17-May-05
Dr RJ Edgar	Hurdled	204,781	52,000	—	130,000	34,000	20-May-05
						41,000	20-May-05
	Index-Linked	272,000	—	—	—	—	—
E Funke Kupper	Hurdled	232,004	48,000	—	120,000	77,000	27-Oct-04
						57,000	06-May-05
	Index-Linked	250,000	—	—	—	—	—
BC Hartzer	Hurdled	295,834	72,800	—	182,000	—	—
	Index-Linked	222,000	—	—	—	—	—
GK Hodges	Hurdled	214,316	60,000	—	150,000	26,000	20-May-05
						16,000	20-May-05
						13,000	20-May-05
	Index-Linked	176,000	—	—	—	—	—
PR Marriott	Hurdled	559,057	67,600	—	169,000	80,000	11-May-05
	Index-Linked	311,000	—	—	—	—	—
	Other(4)	11,000	—	442	—	—	—
S Targett	Hurdled	307,377	52,000	—	130,000	—	—

		Number of	Value of	Share price on			Total value of
		ordinary shares	options exercised	date of exercise	Amount paid	Balance	options granted
		issued on exercise	during the year(2)	of options	per share	as at	and exercised
Name	Type of options	of options	$	$		$30 Sep 2004	during the year(3) $

Sir J Anderson	Zero-priced(1)	11,699	233,515	19.96	—	—	940,500
		10,671	229,533	21.51	—
Dr RJ Edgar	Hurdled	34,000	187,982	21.86	16.33	181,781	474,966
		41,000	156,984	21.86	18.03
	Index-Linked	—	—	—	—	272,000	—
E Funke Kupper	Hurdled	77,000	264,403	19.76	16.33	146,004	599,069
		57,000	214,666	21.80	18.03
	Index-Linked	—	—	—	—	250,000	—
BC Hartzer	Hurdled	—	—	—	—	368,634	182,000
	Index-Linked	—	—	—	—	222,000	—
GK Hodges	Hurdled	26,000	214,211	21.86	13.62	219,316	578,148
		16,000	142,062	21.86	12.98
		13,000	71,875	21.86	16.33
	Index-Linked	—	—	—	—	176,000	—
PR Marriott	Hurdled	80,000	693,116	21.64	12.98	546,657	862,116
	Index-Linked	—		—	—	311,000	—
	Other(4)	—	—	—	—	11,442	—
S Targett	Hurdled	—	—	—	—	359,377	130,000

(1)   The value of options granted during the year is based on the fair value of the option multiplied by the number granted. Refer to section F9 for details of the valuation methodology and inputs.

(2)   The value per option used in this calculation is based on the difference between the volume weighted average price of the Company’s shares traded on the ASX on the day the options were exercised, and the exercise price. This is then multiplied by the number granted.

(3)   Nil options lapsed during the year.

(4)   Other refers to share options granted to a personally related entity. 11,000 of these options were vested and exercisable as at 30 September 2005.

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F9. OPTION VALUATIONS

			Exercise price	Share price	ANZ expected		Vesting	Expected	Expected	Risk free
		Option value(1)	(5 day VWAP)	at grant	volatility(2)	Option term	period	life	dividend	interest
Option type	Grant date	$	$	$	%	(years)	(years)	(years)	yield(3)%	rate(4)%

Hurdled	05-Nov-04	2.50	20.68	20.70	18.50	7	3	3	5.30	5.24
Hurdled (CEO)	31-Dec-04	1.98	20.49	20.56	16.50	4	2	2	5.50	5.10
Zero-priced	05-Nov-04	20.70	—	n/a	n/a	2	—	n/a	n/a	n/a
Zero-priced	13-May-05	22.05	—	n/a	n/a	2	—	n/a	n/a	n/a

(1)   The Binomial Option Pricing Model (“the model”) is used to assess the value of ANZ’s options (other than zero priced options, for which the value is the volume weighted average price of the Company’s shares traded on the ASX on the day the options were granted). The model utilises probability theory to determine the value of an ANZ option based on likely share prices at the expiry date of the option. In accordance with AASB 1046 and 1046A, the model reflects both the performance hurdles that currently apply to the Hurdled Options and the non-transferability of the options. Under the terms of the Options, the hurdle conditions (outlined in section F11.1) must be met before the options may be exercised during the exercise period.

(2)   Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the options.

(3)   In estimating the fair value of the ANZ option grant, expected dividends were included in the application of the model. The expected dividend yield applied to the model was based on an analysis of ANZ’s historical dividend payments and yields.

(4)   The risk-free interest rate is based on the implied yield currently available on zero-coupon bonds issued by the Australian government, with a remaining term equal to the expected life of ANZ’s options.

F10. PERFORMANCE SHARE VALUATION

			Share price	ANZ expected	Term of	Vesting	Expected	Expected	Risk free
		Share value(1)	at grant	volatility(2)	shares	period	life	dividend	interest
Share type	Grant date	$	$	%	(years)	(years)	(years)	yield(3)%	rate(4)%

CEO Performance Shares	31-Dec-04	15.02	20.56	16.50	5	2	2	5.40	5.00

(1)   The Binomial Pricing Model (“the model”) is used to assess the value of the Performance Shares. In accordance with AASB 1046 and 1046A, the model utilises probability theory to determine the value of the performance shares which also reflects the performance hurdle. Under the terms of the performance shares, the hurdle conditions (outlined in section F11.1) must be met before the shares can vest.

(2)   Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the performance shares.

(3)   In estimating the fair value of the performance shares, expected dividends were included in the application of the model. The expected dividend yield applied to the model was based on an analysis of ANZ’s historical dividend payments and yields.

(4)   The risk-free interest rate is based on the implied yield currently available on zero-coupon bonds issued by the Australian government, with a remaining term equal to the expected life of the performance shares.

F11. LEGACY LONG-TERM INCENTIVE (LTI) PROGRAMS

F11.1 Options (Granted prior to October 2005)

Each option has the following features:

•    An exercise price (or for index-linked options, the original exercise price) that is set equal to the weighted average sale price of all fully paid ordinary shares in the Company sold on the Australian Stock Exchange during the 1 week prior to and including the date of grant;

•    A maximum life of 7 years and an exercise period that commences 3 years after the date of grant, subject to performance hurdles being cleared. Options are re-tested monthly (if required) after the commencement of the exercise period;

•    Upon exercise, each option entitles the option-holder to one ordinary share;

•    In case of resignation or termination on notice or dismissal for misconduct: options are forfeited;

•    In case of redundancy: options are pro-rated and a grace period is provided in which to exercise the remaining options (with hurdles waived, if applicable);

•    In case of retirement, death or total and permanent disablement: A grace period is provided in which to exercise all options (with hurdles waived, if applicable); and

•    Performance hurdles, which are explained below for each type of option.

Hurdled Options (Hurdled B) (Granted November 2004)

In November 2004 hurdled options were granted with a relative TSR performance hurdle attached.

The proportion of options that become exercisable will depend upon the TSR achieved by ANZ relative to the companies in the comparator group shown below. Performance equal to the median TSR of the comparator group will result in half the options becoming exercisable. Performance above median will result in further options becoming exercisable, increasing on a straight-line basis until all of the options become exercisable where ANZ’s TSR is at or above the 75th percentile in the comparator group.

Comparator Group

AMP Limited

AXA Asia Pacific Holdings Limited

Commonwealth Bank of Australia

Insurance Australia Group Limited

Macquarie Bank Limited

National Australia Bank Limited

QBE Insurance Group Limited

St George Bank Limited

Suncorp-Metway Limited

Westpac Banking Corporation

Hurdled Options (Hurdled A) (Granted to Executives from February 2000 until July 2002, and from November 2003 until May 2004. Granted to CEO from December 2001 until December 2004.)

Until May 2004, hurdled options were granted to executives with the following performance hurdles attached. The following performance hurdles also pertain to the options granted to the CEO during the year:

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1. Half the options may only be exercised once ANZ’s TSR exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced); and

2. The other half of hurdled options may only be exercised once the ANZ TSR exceeds the percentage change in the S&P/ASX 100 Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced).

Index-linked options (Granted from October 2002 to May 2003)

Index-linked options have a dynamic exercise price that acts as a built-in performance hurdle, i.e. the exercise price is adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ). As an additional constraint, the adjusted exercise price can only be set at or above the original exercise price. They are exercisable between the 3rd and 7th year after grant date, subject to the adjusted exercise price being above the prevailing share price.

F11.2 Deferred Shares (Granted from February 2000)

Deferred Shares granted under the LTI arrangements were designed to reward executives for superior growth whilst also encouraging executive retention and an increase in the Company’s share price.

•    Shares are subject to a time-based vesting hurdle of 3 years, during which time they are held in trust;

•    During the deferral period, the employee is entitled to any dividends paid on the shares;

•    Shares issued under this plan may be held in trust for up to 10 years;

•    The value used to determine the number of LTI deferred shares to be allocated has been based on the volume weighted average price of the shares traded on the ASX in the week leading up to and including the date of issue;

•    In case of resignation or termination on notice or dismissal for misconduct: LTI shares are forfeited;

•    In case of redundancy: the number of LTI shares that are released is pro-rated according to the time held as a proportion of the vesting period; and

•    In case of retirement, death or total & permanent disablement: LTI shares are released to executives.

Deferred Shares no longer form part of ANZ’s Senior Executive LTI program, however there may be circumstances (such as retention) where this type of equity (including Deferred Share Rights) will be issued.

F11.3 Performance Shares (Granted December 2004 to CEO)

In December 2004 Performance Shares were granted to the CEO of ANZ with a relative TSR performance hurdle attached. The proportion of shares that vest will depend upon the TSR achieved by ANZ relative to the companies in the comparator group shown below. Performance equal to the median TSR of the comparator group will result in half the Performance Shares becoming exercisable. Performance above median will result in further Performance Shares becoming exercisable, increasing on a straight-line basis until all of the Performance Shares become exercisable where ANZ’s TSR is at or above the 75th percentile in the comparator group. No dividends will be payable on the shares until they vest, with the earliest possible vesting date being 31 December 2006.

Comparator Group

AMP Limited

AXA Asia Pacific Holdings Limited

Commonwealth Bank of Australia

Insurance Australia Group Limited

Macquarie Bank Limited

National Australia Bank Limited

QBE Insurance Group Limited

St George Bank Limited

Suncorp-Metway Limited

Westpac Banking Corporation

EXECUTIVE OFFICERS’ SHARE OPTIONS

Details of share options issued over un-issued shares granted to the Chief Executive Officer, senior executives and officers, and on issue as at the date of this report are detailed in the Remuneration Report and the 2005 Financial Report.

No person entitled to exercise any option has or had, by virtue of an option, a right to participate in any share issue of any other body corporate. The names of all persons who currently hold options are entered in the register kept by the Company pursuant to section 170 of the Corporations Act 2001. This register may be inspected free of charge.

Signed in accordance with a resolution of the directors.

Charles Goode
Director

John McFarlane
Chief Executive Officer

2 November 2005

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FINANCIAL STATEMENTS

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 SEPTEMBER 2005

	Consolidated
	2005	2004	2003
	$m	$m	$m
Total income	20,979	17,508	13,023
Interest income	17,427	14,117	10,215
Interest expense	(11,629)	(8,863)	(5,904)
Net interest income	5,798	5,254	4,311
Proceeds, net of costs, on disposal of investments	144	—	—
Carrying amount of assets given up	(130)	—	—
Profit on disposal of investments	14	—	—
Other operating income	3,381	3,246	2,702
Share of joint venture profit from INGA	107	97	55
Share of associates’ profit (net of writeoffs)	50	48	51
Operating income	9,350	8,645	7,119
Operating expenses	(4,515)	(4,026)	(3,228)
Profit before debt provision and income tax	4,835	4,619	3,891
Provision for doubtful debts	(580)	(632)	(614)
Profit before income tax	4,255	3,987	3,277
Income tax expense	(1,234)	(1,168)	(926)
Profit after income tax	3,021	2,819	2,351
Net profit attributable to outside equity interests	(3)	(4)	(3)
Net profit attributable to shareholders of the Company	3,018	2,815	2,348
Currency translation adjustments, net of hedges after tax	(443)	233	(356)
Total adjustments attributable to shareholders of the Company recognised directly in equity	(443)	233	(356)
Total changes in equity other than those resulting from transactions with shareholders as owners	2,575	3,048	1,992

Earnings per ordinary share (cents)
Basic	160.9	153.1	142.4
Diluted	157.5	149.7	141.7

Dividend per ordinary share (cents)	110	101	95

Net tangible assets per ordinary share ($)	8.05	7.51	7.49

The Notes appearing on pages 85 to 89 and the discussion and analysis appearing on pages 10 to 15 form an integral part of these financial statements

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AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 SEPTEMBER 2005

		Consolidated
	Note	2005	2004
		$m	$m

Assets
Liquid assets		11,600	6,363
Due from other financial institutions		6,348	4,781
Trading securities		6,285	5,478
Investment securities		6,941	7,746
Net loans and advances		230,952	204,962
Customer’s liabilities for acceptances		13,449	12,466
Regulatory deposits		159	176
Shares in associates and joint venture entities		1,872	1,960
Deferred tax assets		1,337	1,454
Goodwill(1)		2,898	3,269
Other assets		9,903	9,158
Premises and equipment		1,441	1,532
Total assets		293,185	259,345

Liabilities
Due to other financial institutions		12,027	7,349
Deposits and other borrowings		185,693	168,557
Liability for acceptances		13,449	12,466
Income tax liabilities		1,797	1,914
Payables and other liabilities		11,607	14,212
Provisions		914	845
Bonds and notes		39,073	27,602
Loan capital		9,137	8,475
Total liabilities		273,697	241,420
Net assets		19,488	17,925

Shareholders’ equity
Ordinary share capital		8,074	8,005
Preference share capital	3	1,858	987
Reserves		136	579
Retained profits		9,393	8,336
Share capital and reserves attributable to shareholders of the Company		19,461	17,907
Outside equity interests		27	18
Total shareholders’ equity		19,488	17,925
Contingent liabilities and contingent asset	6

The Notes appearing on pages 85 to 89 and the discussion and analysis appearing on pages 10 to 15 form an integral part of these financial statements.

(1)   Excludes notional goodwill of $711 million (September 2004: $754 million) included in the net carrying value of ING Australia Limited

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AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 SEPTEMBER 2005

	Consolidated
	2005	2004	2003
	$m	$m	$m
	Inflows (Outflows)

Cash flows from operating activities
Interest received	17,868	14,515	10,887
Dividends received	144	3	7
Fees and other income received	3,316	3,257	3,170
Interest paid	(11,414)	(8,258)	(5,724)
Personnel expenses paid	(2,498)	(2,110)	(1,848)
Premises expenses paid	(367)	(312)	(279)
Other operating expenses paid	(2,144)	(2,093)	(1,952)
Income taxes paid	(1,072)	(247)	(1,312)
Goods and services tax (paid) received	18	(19)	1
Net (increase) decrease in trading securities	(821)	514	1,669
Net cash provided by operating activities	3,030	5,250	4,619

Cash flows from investing activities
Net decrease (increase)
Liquid assets – greater than three months	(728)	(325)	1,113
Due from other financial institutions	(371)	522	(44)
Regulatory deposits	5	(76)	52
Loans and advances	(28,788)	(22,757)	(19,944)
Shares in associates and joint venture entities	157	(35)	(2)
Investment securities
Purchases	(17,188)	(14,411)	(8,211)
Proceeds from sale or maturity	17,856	11,701	6,785
Controlled entities, associates and joint venture entities
Purchased (net of cash acquired)	(149)	(3,224)	—
Proceeds from sale (net of cash disposed)	144	—	—
Premises and equipment
Purchases	(325)	(300)	(368)
Proceeds from sale	86	53	51
Other	(1,720)	1,735	1,401
Net cash (used in) investing activities	(31,021)	(27,117)	(19,167)

Cash flows from financing activities
Net (decrease) increase
Due to other financial institutions	4,972	(272)	(2,946)
Deposits and other borrowings	19,856	11,216	13,995
Payables and other liabilities	(1,339)	(1,061)	1,000
Bonds and notes
Issue proceeds	17,968	14,181	8,255
Redemptions	(5,025)	(4,100)	(4,095)
Loan capital
Issue proceeds	1,225	2,694	3,380
Redemptions	(93)	(368)	(437)
Decrease (increase) in outside equity interests	8	(1)	(1)
Dividends paid	(1,808)	(1,561)	(1,322)
Share capital issues (ordinary capital)	120	3,695	120
Share capital buy-back	(204)	—	—
Preference share issue	875	—	1,000
Preference share issue costs	(4)	—	(13)
Preference share buy-back	—	(1,045)	—

Net cash provided by financing activities	36,551	23,378	18,936
Net cash provided by operating activities	3,030	5,250	4,619
Net cash (used in) investing activities	(31,021)	(27,117)	(19,167)
Net cash provided by financing activities	36,551	23,378	18,936
Net increase (decrease) in cash and cash equivalents	8,560	1,511	4,388
Cash and cash equivalents at beginning of year	7,854	7,315	7,925
Foreign currency translation on opening balances	(2,712)	(972)	(4,998)
Cash and cash equivalents at end of year	13,702	7,854	7,315

The Notes appearing on pages 85 to 89 and the discussion and analysis appearing on pages 10 to 15 form an integral part of these financial statements

84

NOTES TO THE CONCISE FINANCIAL STATEMENTS

1:  BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

This Concise Financial Report has been derived from the Group’s 2005 Financial Report which complies with the Corporations Act 2001, Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. A full description of the accounting policies adopted by the Group is provided in the 2005 Financial Report. The accounting policies are consistent with those of the previous financial year.

2:  CRITICAL ACCOUNTING POLICIES

The Group has identified the following critical accounting policies:

• Economic loss provisioning;

• Specific provisioning;

• Deferred acquisition costs, software assets and deferred income;

• Derivatives and hedging;

• Special purpose and off-balance sheet vehicles;

• Valuation of investment in ING Australia Limited; and

• Valuation of goodwill in ANZ National Bank Limited.

Details of the critical accounting policies are contained within the ANZ Results Announcement released on 25 October 2005 and in the 2005 Financial Report which can be obtained from www.anz.com.

3:  MAJOR EVENTS THIS FINANCIAL YEAR

• Euro Trust Securities: In December 2004 the Group raised $871 million through the issuance of a €500 million Floating Rate, Non-cumulative Trust Securities (Euro Trust Securities) into the European market. The instrument is similar in structure to the Group’s existing Australian (ANZ StEPS) and US Trust Securities.

• Buy-Back of Ordinary Equity: The Group commenced an on-market buy-back of $350 million of ordinary equity on 10 January 2005. Up until 15 September 2005, when ANZ went into a voluntary black-out period for buying back shares, the Group had repurchased 9.6 million shares at an average cost of $21.15 per share. The buy-back period has been extended to 30 March 2006.

• The National Bank of New Zealand – Integration: Integration has progressed well in 2005 with the expected organisational and financial outcomes delivered. The overall integration objectives remain unchanged and include satisfying the Reserve Bank of New Zealand Conditions of Registration.

• ING New Zealand joint venture: In September 2005 ANZ National Bank Limited entered into a joint venture with ING Insurance International Limited (INGII). The joint venture, ING (NZ) Holdings Ltd, is 49% owned by ANZ National Bank Ltd and 51% owned by INGII.

• Reduction in Risk: The Company has been actively reducing its risk profile over recent years. This reduction is now largely complete, following the sale of the London Headquartered project finance activities to Standard Chartered Bank and the exit from certain non-core structured finance transactions.

4:  AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods commencing 1 October 2005, the Group is required to prepare financial statements using Australian Equivalents to International Financial Reporting Standards (AIFRS). The move to reporting under AIFRS represents a major change to reporting processes and will result in significant changes to accounting policies.

On 1 October 2005, the Group commenced application of AIFRS, covering all financial systems and records. The key policy and financial impacts of transition to AIFRS for the Group are contained within the Chief Financial Officer’s review on page 14, the ANZ Results Announcement released on 25 October 2005 and in the 2005 Financial Report. The results announcement and 2005 Financial Report can be obtained from www.anz.com.

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5:  DIVIDENDS

Ordinary Dividends

	2005	2004		2003
	$m	$m		$m

Interim dividend	930	850		666
Final dividend	983	777	(1)	—
Bonus option plan adjustment	(36)	(29)		(25)
Dividends on ordinary shares(1)	1,877	1,598		641

(1)   Change in accounting standard in 2003. Dividends no longer accrued and are recorded when declared. Full year dividend of $1,077 million not included in above table

A fully franked final dividend of 59 cents, is proposed to be paid on each fully paid ordinary share on 16 December 2005 (2004: final dividend of 54 cents, paid on 17 December 2004, fully franked; 2003: final dividend of 51 cents, paid 19 December 2003, fully franked). The 2005 interim dividend of 51 cents, paid 1 July 2005, was fully franked (2004: interim dividend of 47 cents paid on 1 July 2004, fully franked; 2003: interim dividend of 44 cents, paid 1 July 2003, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2004: 30%; 2003: 30%).

Preference Dividends

	2005	2004	2003
	$m	$m	$m

ANZ TrUEPrS	—	36	102
ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)	66	62	—
Euro Trust Securities	18	—	—
Dividends on preference shares	84	98	102

Trust Securities Issues (ANZ TrUEPrS)

In 1998 ANZ TrUEPrS issued 124,032,000 preference shares, raising USD 775 million via Trust Securities issues. The Trust Securities carried an entitlement to a distribution of 8% (on USD 400 million) and 8.08% (on USD 375 million). The amounts were payable quarterly in arrears. Payment dates were the fifteenth days of January, April, July and October in each year. The preference shares were bought back on 12 December 2003.

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Group issued 10 million ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) at $100 each, raising $1 billion ($987 million net of issue costs of $13 million). ANZ StEPS comprise 2 fully paid securities – an interest paying unsecured note issued by a New Zealand subsidiary (ANZ Holdings (New Zealand) Limited) which is stapled to a fully paid preference share issued by the Company.

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears (on 15 March, 15 June, 15 September and 15 December of each year) based upon a floating distribution rate equal to the 90 day bank bill rate plus a 100 basis point margin. At each payment date the 90 day bank bill rate is reset for the next quarter. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or below the preference share component.

Euro Trust Securities

On 13 December 2004, the Group issued 500,000 Euro Trust Securities at €1,000 each into the European market, raising €500 billion (A$871 million at the spot rate at the date of issue, net of issue costs). The Euro Trust Securities are similar in structure to the Group’s existing Australian (ANZ StEPS) and US Trust Securities, in that they comprise 2 fully paid securities – an interest paying unsecured note issued by a United Kingdom subsidiary (ANZ Jackson Funding PLC) and a fully paid €1,000 preference share issued by the Company, which are stapled together and issued as a Euro Trust Security through ANZ Capital Trust III.

Distributions on Euro Trust Securities are non-cumulative and are payable quarterly in arrears (on 15 March, 15 June, 15 September, 15 December of each year) based upon a floating distribution rate equal to 3 month EURIBOR rate plus a 66 basis point margin. At each payment date the 3 month EURIBOR rate is reset for the next quarter. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on Euro Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or below the preference share component.

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is $78 million (2004: $111 million and 2003: nil), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2005 financial year, $462 million of franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

86

6:  CONTINGENT LIABILITIES AND CONTINGENT ASSET

Contingent liabilities

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.

In 2000, ANZ sold ANZ Grindlays Bank and certain United Kingdom and Jersey businesses to Standard Chartered Bank (SCB). ANZ provided warranties and certain indemnities (including as to tax) to SCB relating to those businesses and, where it anticipated that payments would be likely under the warranties or indemnities, made provisions to cover the anticipated liability. Claims have been made under the tax indemnities. In addition, ANZ may be held liable in respect of certain Indian proceedings involving Grindlays. No material impact on the Group is expected.

The Group in Australia was during the year subjected to client risk reviews by the Australian Taxation Office (ATO) across a broad spectrum of matters, as part of normal ATO procedures. The reviews mainly covered years up to 2003. Some matters have been listed by the ATO for further investigation.

The ATO is also reviewing the taxation treatment of certain other transactions undertaken by the Group in the course of normal business activities.

In addition, at the Company’s request the ATO is reviewing the taxation treatment of the sale of Grindlays in 2000. It is also reviewing the transfer of the life and funds management businesses into the joint venture with ING in 2002.

During the year, the Company and the ATO settled the remaining outstanding issues from the large case tax audit which commenced in 1995. The settlement was within existing provisions.

The Group in New Zealand is being audited by the Inland Revenue Department (IRD) as part of normal revenue authority procedures, with a particular focus on certain kinds of structured finance transactions. The IRD has issued Notices of Proposed Adjustment (the ‘Notices’) in respect of some of those structured finance transactions. The Notices are not tax assessments and do not establish a tax liability, but are the first step in a formal disputes process. In addition, some tax assessments have been received. Should the same position be adopted by the IRD on the remaining transactions of that kind as reflected in the Notices and tax assessments received, the maximum potential tax liability would be approximately NZD432 million (including interest tax effected) for the period to 30 September 2005. Of that maximum potential liability, approximately NZD124 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the National Bank of New Zealand and which relate to transactions undertaken by the National Bank of New Zealand before December 2003.

General or issue-specific audits and other investigations are being undertaken by revenue authorities in the United States, the United Kingdom and in other jurisdictions as part of normal revenue authority activity in those countries.

Based on external advice, the Group has assessed the likely progress of these and other issues, and believes that it holds appropriate provisions.

Further details regarding Group contingent liabilities are contained in the 2005 Financial Report.

Contingent asset

In 2003 ANZ issued proceedings in the Supreme Court of Victoria against its captive insurance company ANZcover Insurance Pty Ltd (ANZcover) regarding its insurance claim consequent upon settlement of its former subsidiary ANZ Grindlays Bank Limited’s 1992 dispute with India’s National Housing Bank (NHB). ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries. ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market. ANZcover has no retained exposure to the NHB claim, which is fully re-insured, save for a small exposure arising from the insolvency of some re-insurers in the London market.

The January 2002 settlement of the NHB litigation saw Grindlays recover Rupees 6.20 billion ($248 million at 19 January 2002 rates) of the monies in dispute between it and NHB, with NHB receiving Rupees 10.25 billion ($413 million at 19 January 2002 rates). ANZ in turn received a payment of USD124 million from Standard Chartered Bank under the terms of an indemnity in the sale terms (refer Note 47 in the 2005 Financial Report).

The claim against ANZcover of $130 million plus compound interest is for the balance of the limit of indemnity under ANZcover’s reinsurance arrangements for the 1991–92 policy year. The proceedings remain on foot.

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7:  SEGMENT ANALYSIS

During the year ended 30 September 2005, the Group managed its activities along the following lines of business:

Personal, Institutional, New Zealand Business, Corporate, Esanda and UDC, Asia Pacific and other. A description of each of the operating business segments, including the types of products and services the segments provide to customers, is detailed in the 2005 Financial Report.

As the composition of segments has changed over time, September 2004 comparatives have been adjusted to be consistent with the 2005 segment definitions detailed in the 2005 Financial Report. Comparatives for the year ended 30 September 2003 have not been provided as data could not reasonably be disaggregated into the changed segments.

BUSINESS SEGMENT ANALYSIS(1), (2)

Consolidated 30 September 2005	Personal	Institutional	New Zealand Business	Corporate	Esanda and UDC	Asia Pacific	Other(3)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m

External interest income	6,817	3,169	4,581	1,078	1,143	172	467	17,427
External interest expense	(1,585)	(2,581)	(2,932)	(623)	(695)	(163)	(3,050)	(11,629)
Net intersegment interest	(3,128)	174	(215)	242	(79)	154	2,852	—
Net interest income	2,104	762	1,434	697	369	163	269	5,798
Other external operating income	1,013	1,433	513	294	121	149	29	3,552
Net intersegment income	125	(30)	6	(94)	(9)	—	2	—
Operating income	3,242	2,165	1,953	897	481	312	300	9,350
Other external expenses	(1,363)	(623)	(950)	(232)	(162)	(172)	(1,013)	(4,515)
Net intersegment expenses	(276)	(143)	(5)	(62)	(26)	1	511	—
Operating expenses	(1,639)	(766)	(955)	(294)	(188)	(171)	(502)	(4,515)
Profit before debt provision and income tax	1,603	1,399	998	603	293	141	(202)	4,835
Provision for doubtful debts	(198)	(139)	(92)	(66)	(62)	(23)	—	(580)
Income tax and outside equity interests	(392)	(337)	(292)	(161)	(72)	(23)	40	(1,237)
Net profit after income tax	1,013	923	614	376	159	95	(162)	3,018
Total external assets	106,043	70,901	60,157	21,263	15,405	2,890	16,526	293,185
Total external liabilities	44,340	53,350	53,426	24,110	13,306	5,811	79,354	273,697

BUSINESS SEGMENT ANALYSIS(1), (2)

Consolidated 30 September 2004	Personal	Institutional	New Zealand Business	Corporate	Esanda and UDC	Asia Pacific	Other(3)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m

External interest income	5,784	2,782	3,002	919	1,060	167	403	14,117
External interest expense	(1,334)	(2,647)	(1,623)	(529)	(593)	(123)	(2,014)	(8,863)
Net intersegment interest	(2,538)	573	(168)	250	(107)	109	1,881	—
Net interest income	1,912	708	1,211	640	360	153	270	5,254
Other external operating income	912	1,356	453	275	104	147	144	3,391
Net intersegment income	118	(23)	6	(86)	(8)	—	(7)	—
Operating income	2,942	2,041	1,670	829	456	300	407	8,645
Other external expenses	(1,263)	(576)	(801)	(214)	(159)	(145)	(868)	(4,026)
Net intersegment expenses	(270)	(144)	(17)	(66)	(27)	2	522	—
Operating expenses	(1,533)	(720)	(818)	(280)	(186)	(143)	(346)	(4,026)
Profit before debt provision and income tax	1,409	1,321	852	549	270	157	61	4,619
Provision for doubtful debts	(183)	(160)	(97)	(61)	(67)	(23)	(41)	(632)
Income tax and outside equity interests	(343)	(304)	(242)	(147)	(60)	(23)	(53)	(1,172)
Net profit after income tax	883	857	513	341	143	111	(33)	2,815
Total external assets	93,232	60,144	53,434	19,098	14,524	2,446	16,467	259,345
Total external liabilities	40,454	48,747	47,247	21,836	12,261	5,298	65,577	241,420

(1)   Results are equity standardised

(2)   Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)   Includes Treasury, Operations, Technology and Shared Services, Corporate Centre, Risk Management, Group Financial Management and significant items

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8:  CAPITAL MANAGEMENT

The Group’s total capital adequacy ratio was 10.5% (2004: 10.4%). The Tier 1 ratio remained at 6.9% (2004: 6.9%) and the Tier 2 ratio reduced to 3.9% (2004: 4.0%).

Our principal capital management target is Adjusted Common Equity, defined as Tier 1 capital, less preference shares at current exchange rates and deductions from total capital (including investment in funds management subsidiaries, ING Australia and ING New Zealand joint ventures). Adjusted Common Equity was 5.1% of risk weighted assets at 30 September 2005 (2004: 5.1%).

9:  EQUITY INSTRUMENTS ISSUED TO EMPLOYEES

Under existing Australian Accounting Standards, equity instruments issued to employees are not required to be expensed. The impact of expensing options(1), and shares issued under the $1,000 employee share plan, has been calculated and is disclosed below.

	Consolidated
	2005	2004	2003
	$m	$m	$m

Net profit attributable to shareholders of the Company	3,018	2,815	2,348
Expenses attributable to:
• Options issued to Group Heads(1)	(5)	(8)	(8)
• Options issued to general management(1)	(20)	(23)	(24)
• Shares issued under $1,000 employee share plan	(23)	(22)	(18)
Total	2,970	2,762	2,298

(1)   Based on fair values estimated at grant date determined in accordance with the fair value measurement provisions of AASB 1046. Value of options are amortised on a straight-line basis over the vesting period

10: EXCHANGE RATES

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2005		2004		2003
	Closing	Average	Closing	Average	Closing	Average

Euro	0.6325	0.6024	0.5814	0.5968	0.5847	0.5649
Great British pound	0.4325	0.4142	0.3983	0.4054	0.4070	0.3822
New Zealand dollar	1.0998	1.0847	1.0700	1.1254	1.1431	1.1139
United States dollar	0.7623	0.7657	0.7165	0.7263	0.6795	0.6124

11: EVENTS SINCE THE END OF THE FINANCIAL YEAR

There are no significant events since the end of the Financial Year.

89

DIRECTORS’ DECLARATION

The directors of Australia and New Zealand Banking Group Limited declare that in their opinion the accompanying Concise Financial Report of the Consolidated Group for the year ended 30 September 2005 complies with Australian Accounting Standard 1039 ‘Concise Financial Reports’ and has been derived from, or is consistent with, the full financial report for the year.

In our report on the Group’s 2005 Financial Report we declared that:

a) in the directors’ opinion, the financial statements and notes of the Company and the consolidated entity have been prepared in accordance with the Corporations Act 2001, including that they:

i) comply with applicable Australian Accounting Standards, and other mandatory professional reporting requirements; and

ii) give a true and fair view of the financial position of the Company and of the consolidated entity as at 30 September 2005 and of their performance as represented by the results of their operations and their cash flows, for the year ended on that date;

b) the directors have received the declarations required under section 295A of the Corporations Act 2001; and

c) in the directors’ opinion, there are reasonable grounds to believe that the Consolidated Group will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

Charles Goode
Director

John McFarlane
Chief Executive Officer

2 November 2005

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT TO THE MEMBERS OF AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

SCOPE

We have audited the Concise Financial Report of Australia and New Zealand Banking Group Limited (“the Company”) and its controlled entities for the financial year ended 30 September 2005, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 11 as set out on pages 82 to 89, the disclosures made by the Company in accordance with the Corporations Regulations 2001, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows as set out in pages 10 to 15, in order to express an opinion on it to the members of the Company. The Company’s directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the full financial report, including the remuneration disclosures, of Australia and New Zealand Banking Group Limited and its controlled entities for the year ended 30 September 2005. Our audit report on the full financial report was signed on 2 November 2005, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Accounting Standard AASB 1039 “Concise Financial Reports”.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion the Concise Financial Report of Australia and New Zealand Banking Group Limited and its controlled entities for the year ended 30 September 2005 complies with AASB 1039 “Concise Financial Reports”.

KPMG

Mitch Craig
Partner

Melbourne
2 November 2005

COPY OF THE AUDITOR’S INDEPENDENCE DECLARATION

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

I declare that, to the best of my knowledge and belief, during the financial year ended 30 September 2005 there have been:

• no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

• no contraventions of the applicable Australian code of professional conduct in relation to the audit.

Mitch Craig
Partner

Melbourne
2 November 2005

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SHAREHOLDER INFORMATION

ORDINARY SHARES

At 6 October 2005 the twenty largest holders of ordinary shares held 1,093,451,133 ordinary shares, equal to 59.88% of the total issued ordinary capital.

Name	Number of shares	%

National Nominees Limited	241,441,632	13.22
Chase Manhattan Nominees Ltd	231,945,789	12.70
Westpac Custodian Nominees Limited	211,358,440	11.57

ANZ Nominees Limited	94,688,925	5.18
Citicorp Nominees Pty Limited	83,087,920	4.55
RBC Global Services Australia	45,739,647	2.50
Cogent Nominees Pty Limited	42,348,323	2.32
Queensland Investment Corporation	34,530,891	1.89

AMP Life Limited	21,834,046	1.20
HKBA Nominees Limited	19,077,099	1.04

Westpac Financial Services Limited	10,171,351	0.56
PSS Board	9,624,619	0.53
Government Super annuation Office (A/C State Super Fund)	9,246,458	0.51
ANZEST Pty Ltd (Deferred Share Plan A/C)	7,452,747	0.41
Victorian Workcover Authority	6,134,825	0.34
IAG Nominees Pty Limited	5,616,166	0.31
Potter Warburg Nominees Pty Limited	5,047,035	0.28
Australian Foundation Investment Company Limited	4,952,049	0.27
ANZEST Pty Ltd (ESAP Share Plan A/C)	4,888,899	0.27
Argo Investments Limited	4,264,272	0.23
Total	1,093,451,133	59.88

Distribution of shareholdings

At 6 October 2005 Range	Number of holders	% of holders	Number of shares	% of shares

1 to 1,000 shares	141,605	53.70	62,595,320	3.43
1,001 to 5,000 shares	97,213	36.87	213,663,024	11.70
5,001 to 10,000 shares	14,938	5.67	104,117,087	5.70
10,001 to 100,000 shares	9,494	3.60	199,330,580	10.91
Over 100,000 shares	424	0.16	1,246,754,193	68.26
Total	263,674	100.00	1,826,460,204	100.00

At 6 October 2005:

•      there were no entries in the Register of Substantial Shareholdings;

•      the average size of holdings of ordinary shares was 6,927 (2004: 7,214) shares; and

•      there were 5,037 holdings (2004: 5,137 holdings) of less than a marketable parcel(less than $500 in value or 22 shares based on a market price of $23.22), which is less than 1.91% of the total holdings of ordinary shares.

Voting rights of ordinary shares

The Constitution provides for votes to be cast:

i) on show of hands, 1 vote for each shareholder; and

ii) on a poll, 1 vote for each fully paid ordinary share.

ON-MARKET BUY-BACK

The Group commenced an on-market buy-back of $350 million of ordinary equity on 10 January 2005. Up until 15 September 2005, when ANZ went into a voluntary black-out period for buying back shares, the Group had repurchased 9.6 million shares at an average cost of $21.15 per share. The buy-back period has been extended to 30 March 2006.

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PREFERENCE SHARES – ANZ STAPLED EXCHANGEABLE PREFERRED SECURITIES (ANZ StEPS)

At 6 October 2005, the twenty largest holders of ANZ StEPS held 4,767,053 securities, equal to 47.69% of the total issued securities.

Name	Number of securities	%

ANZ Nominees Limited	985,942	9.86
Chase Manhattan Nominees Ltd	939,311	9.39

National Nominees Limited	862,043	8.62

Potter Warburg Nominees Pty Limited	347,659	3.48
Citicorp Nominees Pty Limited	268,835	2.69
UBS Nominees Pty Ltd (Prime Broking A/C)	182,902	1.83

Westpac Custodian Nominees Limited	178,604	1.79

UCA Cash Management Fund Ltd	152,500	1.53
The Australian National University	135,000	1.35
RBC Global Services Australia	124,675	1.25

Austrust Limited	81,125	0.81
Share Direct Nominees Pty Ltd (Global Markets Account)	65,121	0.65
ANZ Executors and Trustee Company Limited	61,565	0.62
Transport Accident Commission	60,000	0.60
Cogent Nominees Pty Limited	59,549	0.60
Gordon Merchant No 2 Pty Ltd (Merchant Family A/C)	59,000	0.59
Questor Financial Services Limited (TPS RF A/C)	58,972	0.59
Cambooya Pty Ltd	56,900	0.57
UOB Kay Hian Pte Ltd (Clients A/C)	47,350	0.47
Government Superannuation Office (A/C State Super Fund)	40,000	0.40
Total	4,767,053	47.69

Distribution of ANZ StEPS holdings

At 6 October 2005 Range	Number of holders(1)	% of holders	Number of securities	% of securities

1 to 1,000 securities	10,933	93.93	2,789,110	27.89
1,001 to 5,000 securities	603	5.18	1,414,142	14.14
5,001 to 10,000 securities	54	0.46	427,227	4.27
10,001 to 100,000 securities	41	0.35	1,316,725	13.17
Over 100,000 securities	9	0.08	4,052,796	40.53
Total	11,640	100.00	10,000,000	100.00

At 6 October 2005: There was1 holder of less than a marketable parcel (less than $500 in value or 5 units) (2004: 2 holders)

(1)  Where a holder has 2 or more separate holdings, each holding is separately referred to in the above table.

Voting rights of ANZ StEPS

A preference share does not entitle its holder to vote at any general meeting of ANZ except in the following circumstances:

a) on a proposal:

(i) to reduce the share capital of ANZ;

(ii) that affects rights attached to the preference shares;

(iii) to wind up ANZ; or

(iv) for the disposal of the whole of the property, business and undertaking of ANZ;

b) on a resolution to approve the terms of a buy-back agreement;

c) during the period in which a dividend which has been declared as payable on a dividend payment date has not been paid in full; or

d) during the winding-up of ANZ.

If a poll is conducted on a resolution on which a holder is entitled to vote, the holder has one vote for each preference share held.

92

EMPLOYEE SHAREHOLDER INFORMATION

At the Annual General Meeting in January 1994, shareholders approved an aggregate limit of 7% of all classes of shares and options, which remain subject to the rules of a relevant incentive plan, being held by employees and directors.

At 30 September 2005 participants held 2.41% (2004: 2.62%) of the issued shares and options of ANZ under the following incentive plans:

• ANZ Employee Share Acquisition Plan;

• ANZ Employee Share Save Scheme;

• ANZ Share Option Plan; and

• ANZ Directors’ Share Plan.

STOCK EXCHANGE

The Group’s ordinary shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange.

The Group’s other stock exchange listings include:

• Australian Stock Exchange – ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) [ANZ Holdings (New Zealand) Limited and Australia and New Zealand Banking Group Limited]; senior and subordinated debt [Australia and New Zealand Banking Group Limited];

• Channel Islands Stock Exchange – Subordinated debt [ANZ Jackson Funding PLC];

• London Stock Exchange – Senior and subordinated debt securities issued off the Euro Medium Term Note program [Australia and New Zealand Banking Group Limited and ANZ National (Int’l) Limited]; senior debt securities issued off the US Medium Term Note program [ANZ National (Int’l) Limited];

• Luxembourg Stock Exchange – Senior debt [ANZ National Bank Limited] and senior and subordinated debt [Australia and New Zealand Banking Group Limited]; Non-cumulative Trust Securities [ANZ Capital Trust III];

• New York Stock Exchange – American Depositary Receipts [Australia and New Zealand Banking Group Limited];

• New Zealand Stock Exchange – Senior and subordinated debt [ANZ National Bank Limited]; and

• Swiss Stock Exchange – Senior debt [Australia and New Zealand Banking Group Limited].

ANZ StEPS

In September 2003, 10 million ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) were issued at an issue price of $100.00 each. Each ANZ StEPS is a stapled security comprising a Preference Share in Australia and New Zealand Banking Group Limited and an unsecured Note issued by ANZ Holdings (New Zealand) Limited. ANZ StEPS are quoted on the Australian Stock Exchange.

AMERICAN DEPOSITARY RECEIPTS

The Bank of New York is the Depositary for ANZ’s American Depositary Receipt (ADR) program in the United States of America. The ADRs are listed on the New York Stock Exchange. ADR holders should deal directly with the Bank of New York, New York on all matters relating to their ADR holdings, by telephone on 1-888-269-2377 (toll free for domestic callers), 1-610-382-7836 (for international callers) or by email to shareowners@bankofny.com.

EURO TRUST SECURITIES

In December 2004, ANZ issued 500,000 Floating Rate Non-cumulative Trust Securities at an issue price of €1,000 each through ANZ Capital Trust III. Each Euro Trust Security represents an interest in a stapled security comprising a Preference Share in Australia and New Zealand Banking Group Limited and an unsecured Note issued by ANZ Jackson Funding PLC. The Euro Trust Securities are quoted on the Luxembourg Stock Exchange, and the unsecured Note is listed on the Channel Islands Stock Exchange but cannot be traded separately from the Euro Trust Securities.

93

GLOSSARY OF FINANCIAL TERMS

ADJUSTED COMMON EQUITY (ACE) – Tier one capital less preference shares at current rates and deductions from regulatory capital.

ARREARS – a contractually due and payable sum which remains overdue/unpaid.

ASSETS – resources controlled by the Company. Assets can be in the form of money, such as cash or amounts owed; they can be fixed assets such as property or equipment; or they can be intangibles such as a company’s goodwill, trademarks and patents. For accounting purposes, assets are future economic benefits which are controlled by the entity and result from past transactions or events. For banks, loans are assets.

BONDS AND NOTES – the Group’s liability for long-term financing issued in wholesale markets.

CAPITAL ADEQUACY RATIO – a measure that compares our regulatory capital with our risk-weighted assets.

CASH EARNINGS PER SHARE – earnings per share excluding significant items and goodwill amortisation.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION – a financial statement that reports a company’s assets or resources and the claims against them – including liabilities or obligations of a business and shareholders’ equity.

COST TO INCOME RATIO (CTI) – a business efficiency measure. It’s the ratio of our expenses (excluding goodwill amortisation) to our income.

CREDIT RATING – a measurement of the credit-worthiness of a business. AAA is the top credit rating accorded by ratings agencies such as Moody’s Investors Service and Standard & Poor’s. The better our credit rating, the cheaper we can borrow money from capital markets. ANZ’s long-term credit rating is AA–.

CREDIT RISK – the potential for loss arising from the failure of a customer or counter-party to meet its contractual obligations.

CUSTOMER LIABILITY FOR ACCEPTANCES – the amounts owed to the Group from customers for acceptances, a form of lending.

DEFERRED TAX ASSETS – the future tax savings to the Group as a result of timing differences that arise due to different treatment of transactions under accounting and tax rules.

DEPOSITS AND OTHER BORROWINGS – ANZ’s largest liability, this represents ANZ’s obligations to our depositors.

DIVIDEND (INTERIM) – the amount of the Company’s after-tax earnings declared and paid to shareholders at the half year results. It is usually expressed as a number of cents per share, or as dividend per share.

DIVIDEND PER SHARE (DPS) – the amount of the Company’s after tax earnings declared and paid to ordinary shareholders. It is usually expressed as a number of cents per share, or as a dividend per share.

DUE FROM OTHER FINANCIAL INSTITUTIONS – the monies owed to ANZ by other banks and financial institutions.

EARNINGS PER SHARE (EPS) – the amount, in dollars, of earnings divided by the number of shares. For example, if the earnings are $2 million and 1 million shares are outstanding, the earnings per share would be $2.00 ($2 million ÷ 1 million shares = $2.00). The earnings figure is based on profit after tax, with some accounting adjustments.

ECONOMIC LOSS PROVISIONING (ELP) (OR PROVISION FOR DOUBTFUL DEBTS) – each month the Group recognises an expense for credit losses based on the expected long-term loss ratio for each part of the loan portfolio. The method used by the Group for determining this monthly expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

• the history of credit loss for each type and risk grade of lending; and

• the size, composition and risk profile of the current loan portfolio.

ECONOMIC VALUE ADDED (EVA™) – a measure of risk-adjusted accounting profit. It is based on operating profit after tax, adjusted for one-off items, the cost of capital, imputation credits and economic credit costs.

EQUITY – the residual interest in the assets of a company after deducting all liabilities. As a publicly listed company, our shareholders own these net assets. This is called shareholders’ equity.

EQUITY STANDARDISATION – EVA™ principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against Business Units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

FRANKED DIVIDENDS – dividends paid by the company out of profits on which the company has already paid Australian tax.

FULL-TIME EQUIVALENT (FTE) – our total staff numbers based on the working week. For example, two part-time staff in Australia each working 20 hours a week would be defined as one FTE as their hours add up to 40 hours a week.

GOODWILL – the remaining amount, after amortisation, of the historic excess over net asset value paid by ANZ for the acquisition of other companies.

IMPAIRED ASSETS – loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

INCOME TAX LIABILITIES – the amounts payable in respect of income tax.

94

INTEREST MARGIN – a measure which tells us how much interest we have generated by lending money after accounting for our costs of borrowing that money, either from customers or financial markets. The interest margin is calculated by dividing net interest by average interest-earning assets. This is expressed as a percentage.

INVESTMENT SECURITIES – the investments in securities that ANZ intends to hold to maturity.

LIABILITY – a company’s obligations to a lender, supplier of goods and services, a tax authority and others. For accounting purposes, liabilities are future sacrifices of economic benefits that an entity is obliged to make as a result of past transactions or events. For ANZ, liabilities are largely money we have borrowed to fund our lending activities.

LIABILITY FOR ACCEPTANCES – the amount owed to customers who have purchased customer acceptances from the Group.

LIQUID ASSETS – the cash or cash equivalents held by ANZ.

LOAN CAPITAL – the long-term funding that would rank behind other creditors, and ahead of only shareholders in the event of a winding up.

MARKET CAPITALISATION OF ORDINARY SHARES – the stock market’s assessment of a company’s value, calculated by multiplying the number of shares on issue by the current share price.

MARKET RISK – the potential loss the Group may incur from changes to interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives. It also includes the risk that the Group will incur due to increased interest expenses arising from funding requirements during periods of poor market liquidity.

NET LOANS AND ADVANCES – ANZ’s largest asset by value, this consists of the loans ANZ has advanced to individuals and organisations, less an allowance for doubtful loan recoveries.

NET PROFIT AFTER TAX (NPAT) – a company’s net profit after all taxes, expenses and bad debt provisions have been deducted from the operating income.

NET SPECIFIC PROVISION – the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases) less recoveries.

NET TANGIBLE ASSETS (NTA) – the share capital and reserves attributable to shareholders of the company less preference shares and unamortised goodwill.

NON-ACCRUAL LOANS – loans where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

NON-INTEREST INCOME – includes fees, profits on capital markets trading, foreign exchange earning and any other revenue that is not interest income.

NUMBERS SHOWN IN BRACKETS ( ) – the brackets are there to indicate a negative figure, instead of using a minus symbol.

OPERATING REVENUE – the income ANZ generates from its activities. This includes net interest, fee income and earnings from capital markets and foreign exchange dealings.

OPERATIONAL RISK – the direct or indirect loss resulting from inadequate or failed internal processes, systems or from external events.

ORDINARY AND PREFERENCE SHARE CAPITAL – the amounts received when shares were originally subscribed for.

ORGANIC GROWTH – where we have grown assets or liabilities through growth in our existing businesses rather than through acquisition of another company.

OTHER ASSETS – includes assets that do not fit into the categories listed here including the increase in market value of amounts receivable from derivatives (refer also to ‘Payables and other liabilities’) and interest accrued and not yet received.

PAYABLES AND OTHER LIABILITIES – includes various operating creditors, accrued interest payable and market value of amounts payable on derivatives held by the Group.

PREMISES AND EQUIPMENT – the value of all the land, buildings, furniture, equipment, etc. which are owned by the Group.

PROFIT PER FULL-TIME EMPLOYEE – this productivity measure that shows, on average, how much profit is earned by each staff member.

PROVISIONS – the Group’s accrued obligations for long service leave, annual leave and other obligations, which although known, are not yet payable.

REGULATORY DEPOSITS – the cash ANZ has deposited at central banks to meet regulatory requirements.

RESERVES – retained profits plus surpluses or deficits arising from, for example, revaluations of properties, foreign exchange gains or losses on offshore operations.

RETAINED PROFITS – the amount of profits retained by the Group.

RETURN ON EQUITY (ROE) – a calculation which shows the return the company has made on the money ordinary shareholders have invested in ANZ. It is expressed as a percentage.

RISK-WEIGHTED ASSETS – the Group’s assets adjusted for the risk of the counter-party. The relative risk weight for each counter-party is determined by the Bank for International Settlements. For example, a mortgage with a LVR (loan to valuation ratio) below 80 per cent carries a risk weighting of just 50 per cent.

SERVICE TRANSFER PRICING – is used to allocate services that are provided by central areas of the company to each of its business units.

SHARES IN ASSOCIATES – ANZ’s investment in companies where the interest is large enough to provide influence rather than control over the company.

SIGNIFICANT ITEMS – events which are ‘one-off’ and not expected to be repeated. These are described in detail within the results. Special notations are made for any calculations which either include or exclude these transactions.

SPECIFIC PROVISIONING – the Group maintains a specific provision for doubtful debts arising from its exposure to organisations and credit counter-parties. When it is identified that full repayment of a loan on our book is unlikely, we will create a specific provision for that loan.

TIER ONE CAPITAL – the highest quality capital from a prudential perspective. It consists of paid-up ordinary shares, general reserves, retained earnings, and certain preference shares less specified deductions.

TIER TWO CAPITAL – includes general provisions for doubtful debts (subject to a limit), asset revaluation reserves, mandatory convertible notes and similar capital instruments.

TOTAL SHAREHOLDER RETURN (TSR) – the percentage return to ordinary shareholders from share price movements and dividends.

TRADING SECURITIES – the securities held by ANZ that are regularly bought and sold as part of its normal trading activities.

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Notice of 2005
Annual General Meeting

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

NOTICE OF 2005
ANNUAL GENERAL MEETING

Notice is given that the thirty seventh Annual General Meeting of Australia and New Zealand Banking Group Limited will be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia on Friday, 16 December 2005 at 10.00am (Adelaide time).

ORDINARY BUSINESS

1  ANNUAL REPORTS

To consider the Concise Annual Report, Financial Report and the Reports of the Directors and of the Auditors for the year ended 30 September 2005.

2  ADOPTION OF THE REMUNERATION REPORT

To adopt the Remuneration Report for the year ended 30 September 2005.

The vote on this resolution is advisory only.

3  RE-ELECTION OF DIRECTORS

a) To re-elect a Director – Dr R.S. Deane

Dr Deane retires in accordance with the Company’s Constitution, and being eligible, offers himself for re-election.

b) To re-elect a Director – Mr D.M. Gonski AO

Mr Gonski retires in accordance with the Company’s Constitution, and being eligible, offers himself for re-election.

c) To re-elect a Director – Mr C.B. Goode AC

Mr Goode retires in accordance with the Company’s Constitution, and being eligible, offers himself for re-election.

OTHER BUSINESS

4  MODIFICATION OF THE CONSTITUTION

To consider and, if thought fit, to pass the following as a special resolution:

“That the Company’s Constitution be altered by making the amendments contained in the document tabled at the 2005 Annual General Meeting and signed by the Chairman for the purposes of identification.”

5  AMENDMENTS TO THE DIRECTOR’S ACCESS, INSURANCE AND INDEMNITY DEED

To consider and, if thought fit, to pass the following as an ordinary resolution:

“That:

a) approval is given to the Company to enter into the Director’s Access, Insurance and Indemnity Deed between the Company and each current and future Director of the Company in substantially the same form as that which is submitted to the 2005 Annual General Meeting, and signed by the Chairman for the purposes of identification, and to the Company providing the benefits in accordance with the Deed to current and future Directors; and

b) any Director and Secretary of the Company be authorised to execute on behalf of the Company, Director’s Access, Insurance and Indemnity Deeds.”

6  CHANGES TO NON-EXECUTIVE DIRECTORS’ RETIREMENT SCHEME

To consider and, if thought fit, to pass the following as an ordinary resolution:

“That, due to the Company’s existing Directors’ Retirement Scheme being discontinued with effect on and from 1 October 2005, approval for all purposes is given to:

a) the amendment to the Directors’ Retirement Scheme as described in the Notice of 2005 Annual General Meeting; and

b) the acquisition of an interest in fully paid ordinary shares in the Company by or on behalf of the Non-executive Directors specified in the Explanatory Notes, who would otherwise have become entitled to a payment on retirement under the Directors’ Retirement Scheme.”

7  INCREASE IN NON-EXECUTIVE DIRECTORS’ FEE CAP

To consider and, if thought fit, to pass the following as an ordinary resolution:

“That the maximum annual aggregate of remuneration (within the meaning of the Company’s Constitution) that Non-executive Directors are entitled to be paid for their services as Directors out of the funds of the Company under rule 10.2(a) of the Constitution be increased by A$500,000 and fixed at A$3,000,000.”

ENTITLEMENT TO ATTEND AND VOTE

The Board has determined that, for the purposes of the Meeting (including voting at the Meeting), members are those persons who are the registered holders of shares at 6.30pm (Adelaide time) on Wednesday, 14 December 2005.

VOTING BY PROXY

A member who is entitled to attend and cast a vote at the Meeting may appoint a proxy.

A proxy need not be a member. A person can appoint an individual or a body corporate as a proxy. If a body corporate is appointed as a proxy, it must ensure that it appoints a corporate representative in accordance with section 250D of the Corporations Act to exercise its powers as proxy at the Meeting.

A member who is entitled to cast 2 or more votes may appoint up to 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

The following addresses are specified for the purposes of receipt of proxy appointments and any authorities under which proxy appointments are signed (or certified copies of those authorities):

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Australia
ANZ Share Registry
GPO Box 242
Melbourne
Victoria 3001
Australia

ANZ Share Registry
Yarra Falls
452 Johnston Street
Abbotsford
Victoria 3067
Australia

United Kingdom
ANZ Share Registry
PO Box 82
The Pavilions
Bridgewater Road
Bristol BS99 7NH
United Kingdom

New Zealand
ANZ Share Registry
Private Bag 92119
Auckland 1020
New Zealand

Proxy appointments and any authorities under which they are signed (or certified copies of those authorities) may be sent by fax to facsimile number (61 3) 9473 2555.

Members may also submit their proxy instructions electronically with the ANZ Share Registry by visiting the Company’s website www.anz.com and clicking on the following links: shareholders (top of page) > Annual General Meeting (left hand side) > Electronic Proxy Form (body of text).

To be effective, a proxy appointment and, if the proxy appointment is signed by the member’s attorney, the authority under which the appointment is signed (or a certified copy of the authority) must be received by the Company at least 48 hours before the Meeting.

For more information concerning the appointment of proxies and the addresses to which proxy forms may be sent, please refer to the reverse side of the proxy form.

VOTING BY ATTORNEY

A member may appoint an attorney to vote on his/her behalf. For an appointment to be effective for the Meeting, the instrument effecting the appointment (or a certified copy of it) must be received by the Company at its registered office or one of the addresses listed above for the receipt of proxy appointments at least 48 hours before the Meeting.

CORPORATE REPRESENTATIVES

A body corporate which is a member, or which has been appointed as a proxy, may appoint an individual to act as its representative at the Meeting. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the Meeting evidence of his or her appointment, including any authority under which it is signed, unless it has previously been given to the Company.

By Order of the Board

Tim L’Estrange
Secretary
Melbourne
16 November 2005

EXPLANATORY NOTES

ITEM 2  ADOPTION OF THE REMUNERATION REPORT

As required by the Corporations Act, the Board is presenting the Remuneration Report to the members for consideration and adoption by a non-binding vote. The Remuneration Report contains:

•             information about Board policy for determining the nature and amount of remuneration of the Company’s Directors and senior executives;

•             a description of the relationship between the remuneration policy and the Company’s performance;

•             a detailed summary of performance conditions, including a summary of why they were chosen and how performance is measured against them; and

•             remuneration details for each Director and for each of the Company’s specified executives.

The Remuneration Report, which is part of the 2005 Concise Annual Report, has been sent to members (except those who have made an election to not receive the Concise Annual Report). Copies of the Remuneration Report are available by contacting the ANZ Share Registry or by visiting the Company’s website www.anz.com and clicking on the following links: shareholders (top of page) > Annual General Meeting (left hand side) > Concise Annual Report 2005 / Part 2 of 2 / Concise Report (body of text).

Board Recommendation

The Board considers that the remuneration policies adopted by the Company are appropriately structured to provide rewards that are commensurate with the performance of the Company. On this basis, the Board recommends that members vote in favour of Item 2.

ITEM 3  RE-ELECTION OF DIRECTORS

Dr Deane, Mr Gonski and Mr Goode retire by rotation. Each of these Directors offers themselves for re-election.

Candidates for re-election as Directors:

Dr Deane

DR R S DEANE
PHD, B COM (HONS), FCA, FCIS, FNZIM

Company Director

Independent Non-executive Director, first appointed in September 1994.

Dr Deane is a member of the Compensation & Human Resources Committee and the Technology Committee. He is Chairman of ANZ National Bank Limited, Fletcher Building Limited and Telecom Corporation of New Zealand Limited, and a Director of Woolworths Limited. Dr Deane is also Chairman of Te Papa Tongarewa (Museum of New Zealand) and New Zealand Seed Fund Management Limited, and is a former Director of TransAlta Corporation (Canada) and former Deputy Governor of the Reserve Bank of New Zealand.

Lives in Wellington, New Zealand. Age: 64.

Dr Deane has skills and experience across a variety of sectors including the government, banking and finance, economics, and telecommunications, and also with charitable and cultural organisations, which contribute to his role on the Board.

Mr Gonski AO

MR D M GONSKI, AO
B COM, LLB, S.I.A. (AFF), FAICD, FCPA

Company Director

Independent Non-executive Director, first appointed in February 2002.

Mr Gonski is Chairman of the Nominations, Governance & Corporate Responsibility Committee and a member of the Risk Management Committee. He is Chairman of Coca Cola Amatil Limited and a Director of The Westfield Group. Mr Gonski is also Chancellor of the University of New South Wales, Chairman of the Investec Group in Australia, the Australia Council for the Arts and the Sydney Grammar School Trust, and President of the Board of Trustees of Art Gallery of NSW. He is a former Director of John Fairfax Holdings Limited, and a former Chairman of Morgan Stanley Australia Limited and the National Institute of Dramatic Art.

Lives in Sydney. Age: 52.

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A lawyer, Mr Gonski has a broad experience across business, the law and investment banking. He also brings to his role on the Board an appreciation for the community through his work in the arts and the not-for-profit sector.

Mr Goode AC

MR C B GOODE, AC

B COM (HONS) (MELB), MBA (COLUMBIA UNIVERSITY, NEWYORK), HON LLD (MELB), HON LLD (MONASH)

Company Director

Independent Non-executive Director,
first appointed in July 1991 and Chairman
since August 1995.

Mr Goode is an ex officio member of all Board Committees. He is Chairman of Woodside Petroleum Limited, Australian United Investment Company Limited and Diversified United Investment Limited, and a Director of Singapore Airlines Limited. He is also Chairman of The Ian Potter Foundation Limited.

Lives in Melbourne. Age: 67.

Mr Goode has a background in the finance industry and has been a professional non-executive director since 1989. He brings a wide a range of skills and significant experience of the finance industry to his role as Chairman of the Board.

Board Recommendation

The Board (excluding the relevant Director standing for re-election) endorses the re-election of each of Dr Deane and Messrs Gonski and Goode as a Director, as the case may be.

ITEM 4  MODIFICATION OF THE CONSTITUTION

The Company’s current Constitution was adopted by members at the 1999 Annual General Meeting and most recently amended at the General Meeting on 13 August 2003. Since that time there have been a number of regulatory changes relevant to the Constitution, including changes to the Corporations Act and the ASX Listing Rules. Additionally, there have been changes in corporate governance practices. Accordingly, the Board considers that it is appropriate for the Company to take this opportunity to update the Company’s Constitution to reflect these and other recommended changes.

A copy of the Constitution, marked-up to show the proposed amendments, can be obtained prior to the Meeting from the Company’s website www.anz.com by clicking on the following links: shareholders (top of page) > Annual General Meeting (left hand side) > Constitution – Proposed Amendments (body of text), or by contacting the ANZ Share Registry on 1800 11 33 99 (within Australia), 0800 174 007 (within New Zealand), 0870 702 0000 (within the United Kingdom) or 61 3 9415 4010 (outside Australia). A copy of the proposed amended Constitution will also be available for inspection at the Annual General Meeting.

The principal proposed amendments to the Constitution are summarised below.

Terminology

As a result of the Corporations Law being replaced by the Corporations Act, and the SCH Business Rules being replaced by the ASTC Settlement Rules, a number of the definitions used in the Constitution are outdated. The proposed amendments will update relevant definitions to reflect the changes in terminology in the Corporations Act, the ASX Listing Rules and the ASTC Settlement Rules.

For example, in rule 1.2 the definitions of “ASTC”, “ASTC Settlement Rules” and “Corporations Act” are introduced into the Constitution. The definitions of “SCH business rules”, “Law” and “Market Transfer” are deleted.

Directors’ Share Qualification

It is proposed that the existing rule 3.2 be deleted, removing the requirement for Directors to hold a minimum of 2,000 ANZ shares. Related rule 3.9(f) would also be deleted. (Rule 3.9(f) currently provides that the office of a Director automatically becomes vacant if the Director ceases to hold the share qualification required by rule 3.2.)

Removal of rule 3.2 is proposed because a requirement for a 2,000 share holding qualification before a person can become a Director is considered inappropriate bearing in mind the Board’s policy that Non-executive Directors accumulate over time a holding in shares in the Company that is equivalent in value to at least 100% of a Non-executive Director’s base fee (200% in the case of the Chairman).

As a result of the deletion of rule 3.2, rules 3.3 to 3.11 (and any references to them in the Constitution) would be renumbered. For convenience, references in these Explanatory Notes are to rules 3.3 to 3.11 before being renumbered.

Rotation of Directors

Existing rule 3.6 provides that one third of the Directors (who have not been appointed to fill a casual vacancy) are required to retire by rotation each year. This rule has the practical effect that from time to time Directors are being required to retire by rotation at intervals of less than 3 years. It is proposed that rule 3.6 be amended to remove the requirement for one third of the Directors to retire at each annual general meeting. The requirement for a Director to retire at the third annual general meeting after the Director was elected or last re-elected will be retained, which is consistent with ASX Listing Rule 14.4. A Director who retires will be eligible to stand for re-election.

Rule 3.6 will also require that an election of Directors must be held at each annual general meeting, in accordance with ASX Listing Rule 14.5. If an election is not scheduled to occur under rule 3.6 (or under rule 3.3 relating to the election of a Director appointed since the last annual general meeting) then 1 Director must retire from office at the annual general meeting.

To provide flexibility to the sequence of 3 year terms for the Directors, the amended rule 3.6 will also permit Directors to voluntarily retire and seek re-election before the end of their three year term.

As is currently the case, amended rule 3.6 will not apply to the Managing Director. Consequential amendments will also be made to rule 3.3 to reflect the changes described above.

Time period for nomination of Directors

Recently, ASX Listing Rule 14.3 has been amended. This Listing Rule required the Company to accept nominations for election of Directors received at least 35 business days before the date of the general meeting. The Listing Rule now allows a company’s constitution to specify a longer period.

As such, rule 3.5 is to be amended to change the time period in which the Company must accept nominations for election of Directors from 35 business days to 45 business days before the general meeting, unless the Board recommends the appointment or the Director is retiring by rotation under rule 3.6 or under rule 3.3 because they were appointed to fill a casual vacancy.

The period of 45 business days has been proposed as it balances the need of the Company to have sufficient time to prepare notices of meeting, while not being too long so as to deny members a reasonable opportunity to nominate a person for election as a Director.

Automatic vacation of office in certain circumstances

Rule 3.9 sets out certain circumstances where the office of a Director automatically becomes vacant.

Rule 3.9(g) provides that the office of a Director automatically becomes vacant if the Director reaches 70 years of age or any other later date determined by the Board. It is proposed that rule 3.9(g) be deleted.

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This requirement is no longer appropriate in light of legal and policy changes in relation to the age of Directors and age discrimination.

Rule 3.9(d) provides that the office of a Director automatically becomes vacant if the Director fails to attend Board meetings for a continuous period of 3 months without leave of absence from the Board. It is proposed that this rule be amended to provide that a Director’s office becomes vacant if the Director fails to attend 3 consecutive Board meetings (not including Board committee meetings).

It is considered that this amended rule better reflects the expectation that Directors should attend Board meetings (unless they have the leave of the Board) as and when the meetings are scheduled, rather than specifying a maximum monthly period that a Director can be absent without the leave of the Board.

Managing Director

It is proposed that rules 7.2 and 7.3 be amended to make it clear that the appointment of a new Managing Director is not subject to confirmation at the next annual general meeting after the Managing Director’s appointment. This is consistent with ASX Listing Rule 14.4. While members are responsible for the election of Directors, it is the responsibility of the Directors to select and appoint a Managing Director and Chief Executive Officer who serves on the terms determined by the Board.

Officers’ indemnity and insurance

Rule 11 is proposed to be amended to delete references to “the Law” (which was a reference to what is now the Corporations Act) and to substitute the phrase “applicable law”.

This change is being made because restrictions on the ability of the Company to indemnify officers of the Company may not be contained only in the Corporations Act. Proposed amendments to the Trade Practices Act will also restrict the ability of the Company to indemnify officers in certain circumstances. These amendments are to ensure that the Company’s Constitution is consistent with changes to applicable laws.

Auditor’s right to attend meeting

New rule 14.7 provides, consistent with the Corporations Act, that the Company’s auditor is entitled to attend general meetings of the Company.

Proxy appointments

The following minor amendments are proposed to clarify the operation of rule 15 relating to proxies:

•             in rule 15.1(b) the word “acknowledged” will be replaced with “authenticated” to reflect changes to the Corporations Act;

•             rule 15.4 will be amended to make it clear that a revocation of a proxy appointment is effective upon the instrument of revocation being received by the Company at least 48 hours before the time of the general meeting;

•             the concept of a proxy appointment being “authenticated” will be included in rule 15.5(a), consistent with recent changes to the Corporations Act; and

•             rule 15.10 will be amended to make it clear that acts of a proxy at a meeting will still be valid, unless notice of the revocation of the proxy appointment is received in the manner contemplated by rule 15.4.

Distribution of assets as shares to members

Existing rule 28.6 will be amended, and a new rule 33.6 included, to clarify the ability of the Company to distribute assets in the form of shares in another company to members, without an additional requirement to separately obtain the member’s consent to become a member of that company.

Under the Corporations Act, a person must consent to become a member of a company. If the Company was to make distributions to members in the form of shares in another company, amended rule 28.6 and rule 33.6 will facilitate this process.

Introduction of share plans without member approval

Member approval is no longer required under the ASX Listing Rules for the introduction of share plans. It is proposed that rule 29.1 be amended to allow the Board to introduce share plans without member approval. It is noted, however, that under the ASX Listing Rules, any issue of shares to Directors under an employee incentive plan would still require member approval.

Miscellaneous amendments

Rules 30.1, 30.3, 30.6(a) and 32.5 are proposed to be amended to make minor and technical amendments resulting from terminology in the ASTC Settlement Rules (which have replaced the SCH Business Rules).

Board Recommendation

The Board considers that the proposed amendments to the Company’s Constitution are appropriate and uncontroversial as they relate to changes to update terminology or to simplify and improve the operation of the rules. Accordingly, the Board recommends that members vote in favour of Item 4.

ITEM 5  AMENDMENTS TO THE DIRECTOR’S ACCESS, INSURANCE AND INDEMNITY DEED

The current form of the Director’s Access, Insurance and Indemnity Deed (Deed) was previously approved by members at the Company’s 1999 Annual General Meeting. The wording of the Deed has not been changed since that time. Changes are proposed to the form of the Deed to update operative provisions, to reflect developments in the law, and to make some minor cosmetic and grammatical changes.

The revised form of the Deed expands the potential benefits available to a Director. Legal advice has been obtained that the proposed changes to the Deed are lawful. Consistent with the Company’s practice in the past, member approval is being sought for the revised form of the Deed.

A copy of the proposed amended Deed can be obtained by contacting the ANZ Share Registry. A copy will also be available for inspection at the Annual General Meeting.

The principal changes to the form of the Deed are described below.

Indemnification for appeals

The Deed is expressed to indemnify a Director against the costs of representation at administrative or quasi-judicial investigations or inquiries. Amendments are proposed to expressly state that the indemnity extends to costs incurred in respect of legitimate appeals against determinations or findings of such bodies.

Advances for legal expenses to a Director where an insurance claim is denied

Changes are being made to the Deed to ensure that a Director is provided with funding of legal expenses to challenge an improper claim rejection by the Company’s Directors’ and Officers’ liability insurers. However, the operation of the provision is subject to safeguards, allowing the Company to exercise reasonable control over the costs and the process. Advancement of legal expenses to challenge an improper claim rejection by the Company’s insurers is conditional on the Director complying with a number of requirements, including, for example, that:

•             the Director take any reasonable action that the Company requests in the conduct of the claim;

•             the Director must obtain advice from a senior and experienced legal counsel that the proceedings may be pursued with reasonable prospects of success; and

•             the Company may, during the proceedings, obtain a reassessment of the merits of the case. If the prospects of the Director

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succeeding against the insurers have substantially deteriorated, the Company may review its commitment to continue to pay legal expenses incurred by the Director and may compromise the litigation upon such terms as the solicitors and/or counsel who are conducting the litigation may recommend, subject to indemnifying the Director in respect of any adverse costs order.

Good faith

Reflecting the interests of both the Company and each Director, a good faith clause is being included. This will ensure that each party acts towards each other in good faith in respect of any matter arising under or in relation to the Deed.

Other changes

The following are some of the minor changes that are being made to the form of the Deed:

•             a new effective notice provision is being included in the Deed which specifies when a notice or communication for the purposes of the Deed is taken to have been given to the Company or a Director;

•             obsolete references to the Corporations Law are being deleted;

•             a new provision will state that the new Deed in the amended form proposed cancels all previous ones but that any revocation does not affect any accrued rights or responsibilities of the parties;

•             changes are being made to certain definitions to make it clear that the Deed extends to matters involving foreign jurisdictions, for example, actions brought against a Director in a foreign jurisdiction; and

•             specifying that the definition of “Liabilities” in the Deed also includes interest.

ITEM 6  CHANGES TO NON-EXECUTIVE DIRECTORS’ RETIREMENT SCHEME

The remuneration of all of the present Non-executive Directors of ANZ during the last financial year consisted of 4 elements:

Base Fees, which are intended to reflect the time involved in carrying out Board work and the degree of responsibility involved.

Committee Fees, which compensate Directors for work done on Board Committees, either as Committee Chair or Committee Member, or on associated entity boards.

Superannuation contributions, being 9% of base fee up to the maximum contributions base. Directors who have reached their superannuation reasonable benefits limit may elect to receive equivalent cash payments in lieu of superannuation contributions.

The aggregate of these 3 items for all Non-executive Directors in any year must not exceed the limit set by members under rule 10.2 of the Company’s Constitution. This limit was last set at the Annual General Meeting in 2002 at A$2,500,000.

Retirement Benefits, which accrue under the Directors’ Retirement Scheme and are payable to Non-executive Directors at the time of their retirement from the Board.

The lump sum retirement benefit payable where a Non-executive Director has held office for 8 years or more is equal to the total remuneration (excluding retirement benefit accrual) of the Non-executive Director in respect of the 3 years immediately preceding the Non-executive Director ceasing to be a Director, subject to that sum not exceeding the amount the Company may lawfully pay. For periods of less than 8 years, a proportionate part of such remuneration is payable.

Under the Company’s Constitution, retirement benefits are not included within the Non-executive Director fee cap limit.

In addition, Directors are reimbursed for expenses incurred in carrying out their duties.

(Full details of Non-executive Directors’ remuneration for the year ended 30 September 2005 are set out in the Remuneration Report.)

It is now widely recognised that payment of retirement benefits to Non-executive Directors is not in line with best practice standards of corporate governance (see ASX Corporate Governance Council, Principles of Good Corporate Governance and Best Practice Recommendations, Box 9.3).

Accordingly, as foreshadowed in its 2004 Annual Report, the Board has decided as a matter of good corporate governance to discontinue the ANZ Directors’ Retirement Scheme with effect on and from 1 October 2005. As a result, no new Non-executive Directors are entitled to a retirement allowance benefit and the entitlements of all current Non-executive Directors under the Scheme have been “frozen” as at 30 September 2005 and “preserved” in the manner outlined below, subject to member approval, until each such Director retires.

All current Non-executive Directors of the Company will be affected by these arrangements.

Proposal

Under the proposed revised arrangements, the amount that would have been payable by the Company under the Directors’ Retirement Scheme in the event that each Non-executive Director retired on 30 September 2005 has been calculated (accrued retirement benefits) and each Non-executive Director has been asked to elect to receive an equivalent benefit by way of one or a combination of the following alternatives:

•             the Cash Alternative, being a payment to the relevant Director on retirement equal to his or her accrued retirement benefit plus an additional amount (equal to the amount that would have been payable had the accrued retirement benefit been invested in an account bearing interest at the 30 day bank bill rate from 1 October 2005 to the date of retirement); and/or

•             the Shares Alternative, being the acquisition of Company shares to the value of the relevant Director’s accrued retirement benefit plus an additional amount (equal to the interest which would have been earned on that sum at the 30 day bank bill rate from 1 October 2005 to the date of the share acquisition, namely 27 October 2005).

Prior to the closure of the Directors’ Retirement Scheme, the Non-executive Directors were each asked to nominate the proportion of their accrued retirement benefit that they wished to be directed towards each alternative (subject to the restructure being approved by members).

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Messrs C. B. Goode, J. K. Ellis and D. M. Gonski elected to receive the Shares Alternative for 100% of their accrued retirement benefit. Under the proposed revised arrangement, they would be entitled to receive 56,172 shares, 22,384 shares and 10,675 shares respectively if members approve the proposed changes to the Scheme. The other Non-executive Directors elected the Cash Alternative for their accrued retirement benefits.

Purchase of shares

Where a Non-executive Director elected the Shares Alternative, shares were purchased on-market with funds loaned by the Company to the trustee of the ANZ Employee Share Trust (ANZEST), and placed in trust under ANZEST. The share purchases occurred on 27 October 2005, which was the first full day after the Scheme was discontinued when shares could be purchased in compliance with the Company’s share trading policy.

If members approve the changes to the Directors’ Retirement Scheme, ANZEST will hold the shares on trust until the Non-executive Director retires. The Director will not be able to deal in any of the shares until their retirement date, but will be entitled to receive dividends on the shares (including the dividend payable on 16 December 2005) and to direct the exercise of the voting rights attaching to the shares.

If member approval is not obtained for the changes to the Directors’ Retirement Scheme:

•             these shares will be sold on market;

•             the net proceeds of the sale will be repaid to the Company;

•             as the Company is not intended to benefit under the ANZEST trust, where the shares are sold at a profit, the profit will be used to meet the trust expenses of ANZEST and, if the shares are sold at a loss, the loss will be borne by the Company;

•             any dividends paid on those shares before they are sold (including shares issued upon reinvestment of dividends) will be used by ANZEST to pay trust expenses; and

•             the accrued retirement benefit will be managed under the Cash Alternative (within the limits prescribed by the Corporations Act).

Member approval

Member approval is sought for the proposed amended Scheme, to allow payments in excess of the statutory limit if required and to allow the acquisition of shares in lieu of the accrued retirement benefit for those Non-executive Directors who elected the Shares Alternative.

The Corporations Act regulates the maximum amount that may be paid to a Director upon retirement from office.

In summary, the retirement payment, together with all other amounts payable as a result of ceasing to hold office, must not, without member approval, exceed:

•             for a Non-executive Director having held office for less than 3 years, the total remuneration paid to the Director during the period they have held office; or

•             for a Non-executive Director who has held office for 3 or more years, an amount equal to the total remuneration during the last 3 years of service.

At the time the Directors’ Retirement Scheme was closed, the accrued retirement benefits did not exceed the limits specified in the Corporations Act. However, there is a small possibility that the final benefit payable to Non-executive Directors on retirement under the proposed revised arrangements may exceed the statutory limit if growth in the Company’s share price, or bank bill interest earnings, moves at a faster rate than increases in Non-executive Directors’ fees. The proposed resolution will avoid this complication.

ITEM 7  INCREASE IN NON-EXECUTIVE DIRECTORS’ FEE CAP

Currently, the maximum annual aggregate amount which may be provided as remuneration to all Non-executive Directors of the Company for their services as Directors is A$2,500,000, as approved by members at the 2002 Annual General Meeting. This amount does not include the Non-executive Directors’ retirement benefits, as specified in the Constitution.

The remuneration provided to each Non-executive Director for the year ended 30 September 2005 is detailed in the Remuneration Report which is part of the 2005 Concise Annual Report. The total value of remuneration paid to all Non-executive Directors during the last financial year was A$2,041,974 (excluding any retirement benefits payable).

The Company’s practice has been to bring forward a recommendation concerning the Non-executive Directors’ fee cap every four or five years. However, the discontinuance of the Directors’ Retirement Scheme necessitates bringing the matter forward to this year’s Annual General Meeting.

After consideration of advice from external remuneration consultants, and having reviewed the approach taken by other companies who have discontinued Non-executive Directors’ retirement benefits, the Board believes that to compensate Non-executive Directors for the removal of the retirement benefit, which is a contractual benefit, it is appropriate for a fee increase of 27.5% to be applied to all Non-executive Directors’ fees effective from 1 October 2005.

The amount of this increase is based on an actuarial valuation of the Directors’ Retirement Scheme conducted by Mercer Finance & Risk Consulting, as well as on advice from expert remuneration consultants PricewaterhouseCoopers. It is also in line with the approach taken by other Australian companies who have phased out retirement benefits – where increases have typically ranged from 25% to 30%.

The proposed increase in the Non-executive Directors’ fee cap of A$500,000 would take the maximum annual aggregate amount to A$3,000,000 – an amount which is considered necessary in order to:

•             accommodate for the fee adjustment outlined above to compensate for removal of the Directors’ Retirement Scheme (i.e., 27.5%) – while the discontinued retirement benefits are outside the maximum aggregate limit, the compensating increase to fees will fall within it;

•             allow for annual adjustments in line with market movement; and

•             allow for the addition of another Non-executive Director in either 2006 or early 2007.

It is critical that the Company has the capacity to pay adequate fees to Non-executive Directors in order to attract and retain Directors of the highest calibre. The proposed increase will provide the Company the flexibility to ensure that a top calibre Board of appropriate size continues to serve the Company and its members effectively.

VOTING EXCLUSION STATEMENT

The Company will disregard any votes cast on Items 6 and 7 by a Director or any associate of a Director unless:

•             the vote is cast as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form specifying how the proxy is to vote; or

•             the vote is cast by the Chairman of the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

UNDIRECTED PROXIES

The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business, including Items 6 and 7 where members have authorised the Chairman of the Meeting to do so.

6

AGM LOCATION

Adelaide Convention Centre

North Terrace, Adelaide, South Australia

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 15 November 2005

* Print the name and title of the signing officer under his signature.